As filed with The Securities and Exchange Commission on July 17, 2017.

Registration No. 333-219018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RBB BANCORP

(Exact name of registrant as specified in its charter)

California	6022	27-2776416
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

660 S. Figueroa Street, Suite 1888

Los Angeles, California 90017

(213) 627-9888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yee Phong (Alan) Thian

Chairman, President and Chief Executive Officer

RBB Bancorp

660 S. Figueroa Street, Suite 1888

Los Angeles, California 90017

(213) 627-9888

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Loren P. Hansen Loren P. Hansen, APC 1301 Dove Street, Suite 370 Newport Beach, California 92660 (949) 851-6125	David Morris Executive Vice President and Chief Financial Officer RBB Bancorp 660 S. Figueroa Street, Suite 1888 Los Angeles, California 90017 (213) 627-9888	Norman B. Antin Jeffrey D. Haas Holland & Knight LLP 800 17th Street NW, Suite 1100 Washington DC 20006 (202) 955-3000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.00 per share	3,450,000	$24.00	$82,800,000	$9,596.52

(1)	Includes 450,000 shares of common stock that the underwriters have the option to purchase from the Registrant.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 17, 2017

PROSPECTUS

3,000,000 Shares

Common Stock

This is the initial public offering of RBB Bancorp. We are offering 2,107,756 shares of our common stock and the selling shareholders are offering 892,244 shares of our common stock. We will not receive any proceeds from the sales of shares by the selling shareholders.

Prior to this offering, there has been no established public market for our common stock. We anticipate that the public offering price of our common stock will be between $22.00 and $24.00 per share. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “RBB.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 23.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discounts (1)
Proceeds to us, before expenses
Proceeds to the selling shareholders, before expenses

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters have an option to purchase up to an additional 450,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of our common stock are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The shares of common stock will be ready for delivery on or about                     , 2017.

Book-Running Managers

Sandler O’Neill + Partners, L.P.	Keefe, Bruyette & Woods	Stephens Inc.
A Stifel Company

Co-Manager

FIG Partners, LLC

The date of this prospectus is                     , 2017.

RBB BANCORP

皇佳商業金控

Los Angeles County, California
Arcadia
Cerritos
Diamond Bar
Los Angeles (Downtown)
Los Angeles (Westwood)
Los Angeles (Silver Lake)
Monterey Park
Rowland Heights
San Gabriel
Torrance
City of Industry*
*Loan Production Office
Ventura County, California
Oxnard
Westlake Village
Clark County, Nevada
Las Vegas

Branches (13)
LPO (1)
Ventura
Los Angeles
San
Orange
Clark
San Bernardino

About this Prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different or additional information. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us” or “the Company” refer to RBB Bancorp, a California corporation, and our consolidated subsidiaries, references to “Royal Business Bank” or “Bank” refer to our banking subsidiary, Royal Business Bank, a California state chartered bank, and references to “RAM” refer to RBB Asset Management Company, our asset management subsidiary.

Market and Industry Data

Within this prospectus, we reference certain market, industry and demographic data and other statistical information. We have obtained this data and information from various independent, third party industry sources and publications. Nothing in the data or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have irrevocably determined to not take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

PROSPECTUS SUMMARY

This summary highlights selected information contained in this prospectus. It does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and the historical financial statements and the accompanying notes included in this prospectus.

Our Company

Royal Business Bank began operations in 2008 as a California state-chartered commercial bank. The Bank was organized by a group of very experienced bankers, some of whom began their banking careers in Asia and have worked together for a total of 82 years at various banks in California in the 1980s and 1990s. After working for many years in positions of increasing responsibility at such banks, these individuals identified an opportunity resulting from the 2007 credit crisis to capitalize on the general dissatisfaction that many customers had with the nature and level of services that were being provided by existing Asian-American and Chinese-American banks. These bankers observed that first generation Chinese immigrants were not well-served by existing banks.

Alan Thian, the Bank’s president and chief executive officer, together with this group of bankers, organized the Bank and adopted a strategic plan focused on providing commercial banking services to first generation immigrants, initially concentrating on Chinese immigrants, and now including Koreans and other Asian ethnicities. The Bank’s management team has utilized their strong local community ties along with their credibility and relationships with both federal and California bank regulatory agencies to create a bank that we believe emphasizes strong credit quality, a solid balance sheet without the burden of the troubled legacy assets of other banks, and a robust capital base, with the ability to raise additional capital.

Despite the onset of the worst financial crisis since the Great Depression of the 1930s, our directors and their families, as well as various business leaders in the local community, initially capitalized the Bank at over $70 million. At that time, this was the largest amount of capital raised by any de novo institution in California. This core group of investors have maintained not only a long-term investment relationship with the Bank, but have also supported its growth with deposit accounts and loans. They have consistently been a source of referrals for both new deposit and lending relationships, and have assisted our board and management team in developing a deep knowledge of the markets where we operate. These investors have also assisted our management team in establishing and growing strong connections with businesses located in China and Asia, as well as at high levels of government in China and Taiwan. We believe that these connections have enhanced the Bank’s reputation and name recognition well beyond what would be typical for a bank of our size, and have allowed us to attract a loyal investor and customer base that has facilitated the Bank’s strong organic growth and relatively low efficiency ratio.

Although the Bank serves all ethnicities, our board and management team are comprised of mostly Chinese-Americans, and as a result, our marketing focus was initially on first generation Chinese-Americans who prefer to conduct business in their native language(s). Using the experience and expertise of our officers and employees, we tailored our loan and deposit products to serve this Chinese-American market niche. We focused both on existing businesses and individuals already established in our local market area, as well Chinese immigrants who desire to establish their own businesses, purchase a home, or educate their children in the United States. Our size and infrastructure allow us to serve customers that require higher lending limits than normally associated with other smaller, local banking institutions that serve the Chinese-American communities in which we operate. Our strategic plan is centered on delivering high-touch, superior customer service, customized solutions, and quick and local decision-making with respect to loan originations and servicing.

The Bank initially offered lending products that included traditional commercial real estate loans, secured commercial and industrial loans, and trade finance services for companies doing business in China, Taiwan and other Asian countries. In 2014, we began originating a significant amount of non-qualified single-family residential mortgage loans, a portion of which we accumulate and sell to other banks. Since 2010, we have also originated small business administration loans, with the intent to accumulate and periodically sell the 75% guaranteed portion of such loans.

After forming the Bank and retaining a strong executive management team, we established RBB Bancorp as our holding company in January 2011. We began to review potential acquisition candidates and, in July 2011, we acquired Las Vegas, Nevada-based First Asian Bank, or FAB, in an all cash transaction. In September 2011, we acquired Oxnard, California-based Ventura County Business Bank, or VCBB, in an all cash transaction. After closing both transactions, our total assets and total deposits increased by an aggregate of $94.2 million and $91.6 million, respectively. In order to further improve our capital and liquidity to further enhance our ability to consummate acquisitions, we conducted a private placement offering of our common stock in 2012, raising over $54 million from investors, many of whom were original shareholders of the Bank.

In May 2013, we acquired Los Angeles National Bank, or LANB, in an all cash transaction, which added $190.7 million in total assets and $162.0 million in total deposits. In February 2016, we acquired TFC Holding Company, or TFC, and its wholly-owned subsidiary, TomatoBank, which added $469.9 million in total assets and $405.3 million in total deposits. In March 2016, we further supplemented our capital by issuing $50 million in aggregate principal amount of 6.50% fixed-to-floating rate subordinated notes, which qualify as Tier 2 capital and which are referred to in our consolidated financial statements as long-term debt.

We intend to continue to pursue growth opportunities, both organically as well as through acquisitions that meet our criteria. We will target acquisitions that we believe will be beneficial to our long-term growth strategy for loans and deposits and immediately accretive to earnings. We believe that this offering and the registration of our shares of common stock offered by this prospectus will enable us to be more competitive for future acquisitions by allowing us to include our common stock as potential merger consideration.

We operate as a minority depository institution, which is defined by the Federal Deposit Insurance Corporation, or FDIC, as a federally insured depository institution where 51 percent or more of the voting stock is owned by minority individuals. A minority depository institution is eligible to receive from the FDIC and other federal regulatory agencies training, technical assistance and review, and assistance regarding the implementation of proposed new deposit taking and lending programs, as well as with respect to the adoption of applicable policies and procedures governing such programs. We intend to maintain our minority depository institution designation following completion of this offering, as it is expected that at least 51% of our issued and outstanding share capital will still be owned by minority individuals. The minority depository institution designation has been historically beneficial to us, as the FDIC has reviewed and assisted with the implementation of our deposit and lending programs, and we continue to use the program for technical assistance. Due to our growth and size, and what we believe is a historically strong relationship with the FDIC, we anticipate that the FDIC will continue to provide technical assistance reviewing our existing and proposed lending and deposit programs. Accordingly, we believe any loss of our minority depository institution designation will not adversely affect our financial condition, results of operation or business because we have already benefited greatly from the designation and anticipate leveraging those historic benefits into any new deposit and lending programs we may develop.

In addition, in 2016, we became a Community Development Financial Institution, or CDFI, which is a financial institution that has a primary mission of community development, serves a target market, is a financing entity, provides development services, remains accountable to its community, and is a non-governmental entity. CDFIs are certified by the Community Development Financial Institutions Fund, or CDFI Fund, at the U.S.

Department of the Treasury, or the Treasury, which provide funds to CDFIs through a variety of programs. The Bank has received grants totaling $415,000 from the CDFI Fund. The CDFI Fund and the legal concept of CDFIs were established by the Riegle Community Development and Regulatory Improvement Act of 1994. We have established a CDFI advisory board to assist the Bank in finding organizations that provide services to low- to-moderate income people. In our commitment to this designation, the Bank has a policy that requires all directors and management above the level of vice president to contribute at least 24 hours of community service annually to a qualified organization.

The Bank currently operates 13 branches across three separate regions: Los Angeles County, California; Ventura County, California; and Clark County, Nevada. We currently have ten branches in Los Angeles County, located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silverlake, Arcadia, Cerritos, Diamond Bar, and west Los Angeles. We have two branches in Ventura County, located in Oxnard and Westlake Village, and one branch in Las Vegas, Nevada.

As of March 31, 2017, the Company had total consolidated assets of $1.5 billion, total consolidated deposits of $1.2 billion and total consolidated shareholders’ equity of $183.5 million.

Set forth in the table below is a graph reflecting our growth in assets and deposits since our strategic plan was adopted in 2007 and the Bank was formed in 2008, with certain milestones in the Bank’s history highlighted below each year.

Our Strategic Plan

In connection with the organization of the Bank, we adopted a strategic plan that we update periodically to reflect the Bank’s growth and recent developments. The Bank’s current strategic plan contains the following key elements:

•	Maintain regulatory capital levels well in excess of fully phased-in Basel III requirements;

•	Provide commercial banking services and products primarily to businesses and their owners operating within Chinese-American communities;

•	Maintain a board of directors comprised of local business leaders who work closely with community leaders;

•	Attract and retain an experienced management team with demonstrated industry knowledge and lending expertise;

•	Focus on a target market consisting of businesses that:

-	are located in southern California, the San Francisco Bay area, or Nevada, with future geographic expansion currently focused on New York City and Houston;

-	provide or receive goods or services to or from Asian countries, primarily China (including Hong Kong and Macau) and Taiwan;

-	have annual sales between $5 million and $50 million and between approximately 50 to 500 employees;

-	have loan needs of $1 million to $7 million; and

-	prioritize using bankers with strong market knowledge who are dedicated to serving the local markets in which we operate.

•	Provide four main lending products:

-	Commercial Real Estate, or CRE: CRE lending consisting of commercial real estate loans and construction and land development loans, which we also refer to as C&D loans;

-	Commercial and Industrial, or C&I: C&I lending that emphasizes trade finance, operating lines of credit, and working capital loans secured by inventory, accounts receivables, fixed assets and real estate;

-	1-4 Single-Family Residential, or SFR (since 2014): SFR lending primarily to Asian Americans willing to provide higher down payment amounts and pay higher fees and interest rates in return for reduced documentation requirements. The Bank originates these loans through its correspondent banking relationships, primarily for sale, and through its branch network, primarily to be retained for the Bank’s balance sheet. Since mid-2015, the Bank retains the loan servicing rights and obligations; and

-	Small Business Administration, or SBA (since 2010): We are designated a Preferred Lender under the SBA Preferred Lender Program. SBA loans consisting primarily of 7(a) loans to Asian Americans that are accumulated on the Bank’s balance sheet with the SBA guaranteed portion sold in the secondary market generally on a quarterly basis.

Our Competitive Strengths

We believe that our competitive strengths set us apart from many similarly-sized community banks, and that the following attributes are key to our success:

Experienced Board with Significant Investment in the Company. Our directors are all successful business owners or senior executives with long-standing ties to the communities or businesses within the communities in which we operate. The collective professional background of our directors contributes to our organization-wide entrepreneurial culture and provides us with valuable insights into the business and banking needs of our customer base. Prior to the completion of this offering, our directors collectively have a 31.5% ownership interest in the Company, and when aggregated with the holdings of their extended families and their affiliated entities, they collectively have a 66.8% ownership interest in the Company. After the completion of this offering, our directors collectively are expected to have approximately a 24.6% ownership interest in the Company, and when aggregated with the holdings of their extended families and their affiliated entities, they collectively are expected to have a 53.1% ownership interest in the Company. See “Principal and Selling Shareholders” on page 165 and “Principal Family Shareholders” on page 168.

Proven and Cohesive Management Team. We are led by a seven-person executive management team, consisting of executive vice presidents, or EVPs, with an average of 31 years of bank management experience covering the relevant disciplines of finance, lending, credit, risk, strategy, and branch operations. These EVPs have been in their roles with the Company and the Bank for an average of seven years, and substantially all have known and worked with our chief executive officer, or CEO, prior to joining the Bank. Collectively, they have been responsible for executing our strategic plan and driving our growth. Our executive management team includes:

•	Alan Thian, our president and CEO who has 35 years of banking experience;

•	David Morris, our EVP and chief financial officer who has 31 years of banking experience and 7 years of working with our CEO;

•	Jeffrey Yeh, our EVP and chief credit officer, who has 28 years of banking experience and 15 years of working with our CEO;

•	Vincent Liu, our EVP and chief risk officer, who has 30 years of banking experience and 22 years of working with our CEO;

•	Simon Pang, our EVP and chief strategy officer/regions coordinator, who has 35 years of banking experience and 18 years of working with our CEO;

•	Larsen Lee, our EVP and director of residential mortgage lending, who has 30 years of banking experience and 3 years of working with our CEO; and

•	Tsu Te Huang, our EVP and branch administrator, who has 33 years of banking experience and 17 years of working with our CEO.

A summary of each executive team member’s background is set forth under “Management” on page 145.

The Bank is also fortunate to have a depth of senior vice presidents, or SVPs, vice presidents, or VPs, and managers at all levels of the organization, each of whom has substantial experience. We have six SVPs who cumulatively have 134 years of experience, with an average of about 20 years each, in the key positions of SBA lending, BSA, compliance, financial reporting, controller, and senior credit officer. These SVPs average about 4 years of experience at the Bank. In addition, we have six first vice presidents, or FVPs, who cumulatively have 148 years of experience, with an average of about 25 years of experience per employee.

Growth Strategy in Attractive Markets. We have developed a community banking strategy that focuses on providing responsive and personalized service to commercial businesses and their owners in markets with attractive growth potential. We intend to continue to grow our business, increase profitability and maximize shareholder value through a combination of organic growth, acquisitions and de novo branch openings, as summarized below:

•	Organic Growth. Since formation, our growth has primarily resulted from organic growth by originating loans and securing deposits within the communities of our local markets. While we originally focused on trade finance, CRE and C&I loans, we added SFR lending in 2014 and retooled our SBA lending in 2014, which have significantly contributed to our growth. The chart below illustrates that during the period from January 1, 2011 to March 31, 2017, we cumulatively originated $2.5 billion of loans while we acquired $555.4 million in loans through acquisition activity. This equates to organic (or originated) loans accounting for 82% of total loan growth during the period, with acquired loans accounting for the remaining 18%.

(Dollars in thousands)	Cumulative	Three Months Ended March 31, 2017
			Year Ended December 31,
			2016	2015	2014	2013	2012	2011
Total loans originated	$2,502,951	$152,980	$478,964	$503,802	$430,027	$420,705	$267,698	$248,775
Total loans acquired	555,423	–	387,676	–	–	114,706	–	53,041

•	Growth through Acquisitions. Having successfully completed four whole-bank acquisitions since 2010, we believe we have developed an experienced acquisition team capable of identifying and executing transactions that build shareholder value through a disciplined approach. Each of our bank acquisitions was immediately accretive to earnings. We believe we have demonstrated that we can structure acquisitions on favorable terms while limiting our risk from acquired loans. We also believe we have demonstrated an ability to close acquisitions quickly and to successfully integrate acquired banks into our existing operating platform, enabling us to deliver anticipated benefits from synergies and promptly leverage an acquired bank’s market presence. We strive to integrate the cultures of acquired institutions to create a cohesive and consistent message both internally and externally. As a result, we believe that we have developed a reputation as an acquirer of choice in our target markets and surrounding areas. Accordingly, we believe we are well-prepared to capitalize on favorable acquisition opportunities that may arise in the future, and will consider acquisition opportunities in our current market if the acquisition is accretive and adds to our branch network footprint.

•	Future Geographic Expansion. We currently intend to enter the New York and Houston markets through acquisition opportunities of other full-service banking organizations. Our management has reviewed the New York City and Houston areas for potential acquisition candidates. We anticipate that we will have opportunities in the future to acquire an appropriate institution and hope to be able to retain most of such target’s management in an effort to continue our model of community focused relationship banking.

According to the US Census Bureau and other publications, the New York metropolitan area is home to the largest ethnic Chinese population outside of Asia, constituting the largest metropolitan Asian American group in the United States and the largest Asian-national metropolitan diaspora in the Western Hemisphere. This population enumerates an estimated 812,410 ethnic Chinese individuals as of 2015, including several Chinatowns in the metropolitan area. Houston, the county seat for Harris County, is the largest city in Texas and the fourth largest city in the United States. As of the 2010 Census, Harris’ County’s population was 4,092,459, making it the most populous county in Texas and the third-most populous county in the United States. According to the 2010 Census there were 43,940 persons of Chinese/Taiwanese descent in Harris County, making up 15.7% of all Asians in the county. This figure includes those with origins from mainland China, Taiwan, and Hong Kong. In addition, we believe that there are fewer banks and other financial institutions per capita that serve Asian Americans in the New York and Houston metropolitan areas, respectively, as compared to our current market area that offer the kinds of products and services we offer, such as SBA loans and what we consider to be our proprietary single-family mortgage loan product.

Secondary markets that we may consider include San Diego and Riverside Counties in southern California, as well as Chicago and Phoenix.

•	De Novo Branch Expansion. While our acquisition strategy is mainly focused on entering new markets, our de novo branching is focused on expansion into other Chinese-American populated areas in the general markets we currently serve. Many of our customers, particularly our retail branch clients, have one or more locations in other Asian-American communities. We believe that these customers will generate additional deposits if we had branches in those areas. Our current target areas for de novo expansion are Irvine, California; Henderson, Nevada; and Summerlin, Nevada. However, if the opportunity should arise, we may seek to establish a de novo institution in the San Francisco area with bankers who are well known in their community.

Building upon our significant growth since our inception, we have developed an infrastructure and credit culture that we believe will support future growth and expansion efforts while maintaining outstanding asset quality. Specifically, from December 31, 2010 to March 31, 2017, we have:

•	increased total assets from $300.5 million to $1.5 billion;

•	increased net loans from $203.3 million to $1.1 billion;

•	increased total deposits from $236.4 million to $1.2 billion;

•	increased our earnings from a net loss of $3.7 million in 2010 to net income of $19.1 million for the year ended December 31, 2016, and net income of $5.5 million for the three months ended March 31, 2017; and

•	expanded our footprint from four full-service locations to 13 full-service locations in what we believe are three of the most vibrant growth markets in the nation.

Conservative Risk Profile. We maintain a conservative credit culture with strict underwriting standards. We have experienced only $2.7 million of credit losses on the $2.5 billion of loans that we have originated since the Bank was founded in 2008. Of our $555.4 million of acquired loans, $329.5 million remained outstanding as of March 31, 2017 (net of payoffs), which represented 28.9% of our total loan portfolio as of March 31, 2017. These acquired loans were marked to fair value at acquisition and we have built a dedicated special credits group focused on successfully managing and exiting problem loans to achieve the highest possible return. At March 31, 2017, we had $6.9 million of nonperforming assets, or 0.46% of total assets, $3.6 million of which related to two SBA guaranteed loans. At March 31, 2017, we maintained an allowance for loan losses of $14.2 million, reflecting 1.24% of total loans, and had $4.3 million of total credit discounts on acquired loans, reflecting 1.24% of the remaining balance of such loans as of March 31, 2017. In addition, we maintain a conservative amount of capital and liquidity: our regulatory capital ratios as of March 31, 2017 of 11.1% of Tier 1 leverage capital to average assets, 12.9% of common equity Tier 1 capital, 13.2% of Tier 1 risk-based capital and 18.6% of total risk-based capital are all well above required fully phased-in regulatory thresholds of 4.0%, 7.0%, 8.5% and 10.5%, respectively.

Asset Sensitive Balance Sheet. We have positioned our balance sheet to benefit significantly from a rising interest rate environment. A majority of our CRE and C&I loans have floating interest rates and have floors below which the interest rate will not fall for the life of the loan. With the recent rise in interest rates since the November 2016 election, approximately three-fourths of our loans are variable-rate loans (with an interest rate in excess of the relevant floors) which will reprice upwards as interest rates increase. This means that a continuing upward movement in interest rates will more immediately be reflected in increased yields for our loan portfolio. Our net interest income at risk reported at March 31, 2017 projects that our earnings are expected to be materially sensitive to changes in interest rates over the next year. Our economic value of equity reported at March 31, 2017 projects that as interest rates increase immediately, the economic value of equity position will be expected to increase. While a rise in rates could negatively impact our SFR mortgage loan originations, we believe our target market of Asian Americans are more focused on our non-qualified mortgages product and are less price sensitive to rising rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” on page 107 for more discussion about our interest rate exposure.

Strong Regulatory Relations and Sophisticated Risk Management Functions. We have made it a priority to maintain excellent relations with the California Department of Business Oversight, or DBO, the FDIC, the Board of Governors of the Federal Reserve System, or the Federal Reserve, and the Federal Reserve Bank of San Francisco, or the Federal Reserve Bank. We have consistently exceeded our applicable regulatory capital requirements and, through our long-term relationships with our core group of investors, we believe we have the ability to raise additional capital as such needs may develop. In addition, we are a minority-owned bank and, as such, we use the FDIC minority depository technical assistance program with each new product we implement. We believe one of our major competitive advantages is our utilization, through this program, of FDIC experts to review policies and procedures, and provide training when developing new products or implementing new regulations. We intend to maintain our minority depository institution designation following completion of this offering, as it is expected that at least 51% of our issued and outstanding share capital will still be owned by minority individuals. Risk management is a vital part of our strategic plan, and we have implemented a variety of tools and policies to help us navigate the challenges of rapid growth. In anticipation of continued balance sheet and franchise growth, we have sought to maintain a risk management program suitable for an organization larger than ours, including in the areas of regulatory compliance, cybersecurity and internal audit, and to hire talented risk management professionals with experience building risk management programs at much larger financial institutions.

Management Participation in Industry Leadership Positions. Our management team has strong ties and relationships within the Asian-American communities where we operate, as well as at high levels of government in China and Taiwan. In addition, our management team maintains a variety of industry leadership positions, which have enhanced the Bank’s reputation and name recognition, and facilitated strong loan and deposit growth. These opportunities provide our management team with knowledge of key regulatory and market developments that may impact the evolving business environment in which we operate. The Bank has also received numerous awards that include receiving the Outstanding Overseas Taiwanese SME Award in 2013, and our president,

Mr. Thian, having been appointed twice to the FDIC’s Community Banking Commission and currently serving on the U.S. Consumer Financial Protection Bureau’s, or CFPB, Community Banking Commission.

Proven Financial Performance. We achieved our first year of profitability in 2011. Our profitability since then is detailed in the chart below.

	As of and for the
	Three Months
	Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Net income	$5,493	$2,840	$19,079	$12,973	$10,428	$7,004	$4,046
Return on average assets	1.55%	0.95%	1.41%	1.29%	1.29%	1.06%	0.70%
Return on average shareholders’ equity	12.13	6.86	11.08	8.23	7.15	5.64	4.45

While maintaining a focus on earnings growth, we have diversified our revenue stream by adding SFR mortgage loans and SBA loans to our product offerings. Our net income growth is attributable to our increasing interest income, as well as our increasing noninterest income that has resulted from selling and servicing SFR mortgage and SBA loans. We believe our diversified loan mix and significant noninterest income establishes additional platforms for growth, and can help provide earnings stability through various economic and interest rate cycles. In particular, since 2014, we have significantly grown SFR mortgage and SBA loan originations and sales. This has contributed to our growth in noninterest income from $2.3 million, or 33.0% of pre-tax income for the year ended December 31, 2012, to $9.0 million, or 27.5% of pre-tax income for the year ended December 31, 2016, and $2.4 million, or 26.0% for the three months ended March 31, 2017.

Diversified Loan Portfolio. Our loan portfolio currently consists of four loan types: CRE, C&I, SFR and SBA, with diversified product offerings within each type. The charts below illustrate our loan portfolio composition as of March 31, 2017, separately by type of collateral support and relevant business line. As described below in greater detail in “Business” on page 113, the type of collateral supporting a loan is not necessarily indicative of the business line from which the loan was generated.

Our CRE loans are secured by owner-occupied and non-owner-occupied commercial property, including loans secured by single-family residences for a business purpose, multi-family property and construction and land development loans. The real estate securing our existing CRE loans include a wide variety of property types, such as owner-occupied offices, warehouses and production facilities, office buildings, hotels, mixed-use residential and commercial retail centers, multi-family properties and assisted living facilities.

Our C&I loans include loans that are secured by equipment, inventory and accounts receivable, as well as unsecured lines of credit. The loans are typically made to small- and medium-sized (between $1 and $25 million in annual revenue) manufacturing, wholesale, retail and service businesses for working capital needs, business expansions and for international trade financing. Although such loans are primarily underwritten based on the cash flow of the business, as of March 31, 2017, substantially all of our C&I loans were secured in whole or in part by business assets, real estate or both.

Our SFR loans are originated throughout California, but the non-qualified SFR loans retained on our balance sheet that are originated through our branch network are secured by properties located primarily in southern California and, to a lesser extent, Las Vegas, Nevada.

Our SBA loans are originated to all types of small businesses, including hotels and motels, gas stations, franchises and restaurants. The SBA portfolio primarily consists of commercial real estate Section 7(a) loans. We typically sell the 75% guaranteed portion of such loans on a quarterly basis in the secondary market, and retain 25% along with servicing for the loans.

Because of our business strategy and the breadth of the economy within our current origination markets, which are primarily Los Angeles, Orange, Ventura Counties in California, and Clark County in Nevada, our loan portfolio is widely diversified across industry lines and not concentrated in any one particular business sector. We expect this diversification to continue as a result of our current practices and strategies. With the exception of SFR mortgage loans, a significant portion of which are sold in the secondary market, our demand for consumer credit is minimal. As of December 31, 2016, our CRE concentration ratio (as defined by the federal bank regulators) was 256.4% and as of March 31, 2017 was 250.1%. This is below the interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance, or CRE Concentration Guidance, which suggests that concentrations in excess of 300% of an institution’s total capital may warrant additional regulatory scrutiny. Pursuant to the CRE Concentration Guidance, CRE loans secured by owner occupied commercial property are excluded from the types of loans considered for purposes of determining our CRE concentration. We believe that our diversified loan portfolio has proven our ability to mitigate CRE concentration risk, and will help us stay within the indicated guidelines for CRE concentration.

High-Touch Customer Service Focus with Relationship Banking. We strive to differentiate ourselves from our competition by providing the best “relationship-based” services to small- and medium-sized businesses and their owners in our target markets. We believe we accomplish this by providing our customers with a superior level of high-touch and responsive service delivered by experienced bankers in a manner that maximizes our clients’ efficiency. We consistently emphasize to our employees the importance of delivering outstanding customer service and seeking opportunities to strengthen relationships with both customers and the communities we serve. A primary mission of the Bank is to meet the financial services needs of underserved customers in our markets, and we strive to make a difference by giving back to these communities.

Scalable Operating Platform. We have made substantial investments in our infrastructure and technology in order to create a scalable platform for future organic and inorganic growth. We have integrated the systems of the four banks that we have acquired since 2010, which includes nine total branch offices, while maintaining a relatively low efficiency ratio of 42.4% and 44.2% for the year ended December 31, 2016 and the three months ended March 31, 2017, respectively, and while growing our balance sheet and footprint. Management believes that our efficiency ratio is low compared to our non-Asian-American peer group because of the nature of our customer base, specifically the number of our customers that maintain large deposit balances with the Bank. However, management believes that our efficiency ratio is higher than some of our Asian-American peers because of our SFR loan and servicing department and our SBA loans and servicing department, which require comparatively more personnel and infrastructure to operate effectively. Notwithstanding, we believe that as a result of our prior investments in our infrastructure, technology and personnel, we have the operating leverage to support our future growth without causing our noninterest expenses to incrementally increase by a corresponding amount.

Market Area

We are headquartered in Los Angeles County, California. We currently have ten branches in Los Angeles County located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silverlake, Arcadia, Cerritos, Diamond Bar, west Los Angeles, and one loan production office in the city of Industry. We operate primarily in the Los Angeles-Long Beach-Anaheim, California Metropolitan Statistical Area, or MSA. With over 13 million residents, it is the largest MSA in California, the second largest MSA in the United States, and one of the most significant business markets in the world. It is estimated that the greater Los Angeles area has a gross domestic product of approximately $1 trillion, which would rank it as the 16th largest economy in the world. The economic base of the area is heavily dependent on small- and medium-sized businesses, providing us with a market rich in potential customers. According to the U.S. Census Bureau, Asian Americans account for 15.1% of the over 10.1 million residents in Los Angeles County as of July 1, 2016.

We operate two branches in Ventura County, California, in Westlake Village and Oxnard. Westlake Village is considered part of the Los Angeles-Long Beach-Anaheim, California MSA and has similar market characteristics. Oxnard has similar market characteristics of Ventura County, which is home to a broad array of industries, including agriculture, professional business services, technology and tourism. Its proximity to one of the world’s leading wine-growing regions and its 43 miles of coastline attracts a large number of visitors. Ventura County is not only a port of call for travelers, but also a shipping hub for automobiles and agricultural goods. Port Hueneme serves as a distribution hub for automobile manufacturers and is a collection point for many agricultural goods that are shipped throughout the United States. According to the U.S. Census Bureau, Asian Americans account for 6.7% of the 850,536 residents in Ventura County as of July 1, 2016.

We also operate one branch in the Las Vegas-Paradise, Nevada MSA. This MSA is located in the southern part of the state of Nevada, and includes the cities of Las Vegas, Henderson, North Las Vegas, and Boulder City. A central part of the MSA is the Las Vegas Valley, a 600 square mile basin that includes the MSA’s largest city, Las Vegas. With a 2016 gross domestic product of approximately $118 billion, this MSA contains the largest concentration of people in the state (approximately 2.2 million), and is a significant tourist destination, drawing over 43 million international and domestic visitors in 2016. According to the U.S. Census Bureau, Asian Americans account for 10.1% of the over 2.1 million residents in Clark County as of July 1, 2016.

(1)	Count refers to total number of Chinese-American banks that are headquartered in the indicated MSA.

Source: SNL Financial, 2010 Census

The above table represents select MSAs with both a high concentration of Asian Americans relative to the total population and a high number of Chinese-American banks and branches, ranked by total Asian-American population. The gold highlighting represents MSAs where the Bank currently operates a branch location, while the blue shading with an asterisk indicates MSAs that the Company has identified as strategic areas for expansion moving forward given the density of Asian Americans relative to the total population. We believe that the areas targeted for growth represent substantial opportunities to grow our franchise.

Our Competition

We view the Chinese-American banking market, including RBB, as comprised of 37 banks divided into three segments: large publicly-traded banks (3 banks), locally-owned banks (30 banks), and banks that are subsidiaries of Taiwanese or Chinese banks (4 banks). In addition to RBB, 15 of the locally-owned banks are based in California. We are currently the sixth-largest bank among this group of 37 banks.

The table and map below provide more details on the current Chinese-American banks.

(1)	Chinese-American bank universe as defined by RBB’s Management team.
(2)	Branches are pro forma for pending acquisitions.

In addition to these Chinese-American banks, we also compete with other banks in the region, particularly with Korean-American banks in our SFR and SBA lending areas. Although we were founded by and market primarily to Chinese Americans, we are broadening our marketing efforts to include all categories of Asian Americans. In certain geographic markets where we currently operate, there is overlap between Chinese-American, Korean-American and other Asian-American banks for loan and deposit business. We aim to grow both organically and potentially through acquisitions in these markets.

Other Subsidiaries

TFC Statutory Trust. In connection with our 2016 acquisition of TomatoBank and its holding company, TFC, the Company acquired TFC Statutory Trust I, or the Trust, a statutory business trust that was established by TFC in 2006 as a wholly-owned subsidiary. The Trust issued trust preferred securities representing undivided preferred beneficial interests in the assets of the Trust. The proceeds of these trust preferred securities were invested in certain securities issued by us, with similar terms to the relevant series of securities issued by the Trust, which we refer to as subordinated debentures. The Company guarantees, on a limited basis, the payments of distributions on the capital securities of the Trust and payments on redemption of the capital securities of the Trust. The Company is the owner of all the beneficial interests represented by the common securities of the Trust.

RBB Asset Management Company. In 2012, as a result of our acquisitions of FAB and VCBB, we established RBB Asset Management Company, or RAM, as a wholly-owned subsidiary of the Company. In March 2013, RAM purchased approximately $6.5 million in loans and $1.7 million in other real estate owned, or OREO, from the Bank that had been acquired in the FAB and VCBB acquisitions. The Bank received a one-time gain on sale of those assets of approximately $1.3 million, which was partially offset by a loss of approximately $782,000. As of March 31, 2017, there was approximately a $494,000 gain still to be recognized from the loans that were sold to RAM in 2013. We may continue to utilize RAM to purchase certain assets from the banks acquired in acquisitions that we may make in the future.

Recent Developments – Preliminary Second Quarter Highlights (Unaudited)

Our consolidated financial statements for the three and six months ended June 30, 2017 are not yet available. The following preliminary unaudited consolidated financial information for the three and six months ended June 30, 2017 is based solely on management’s estimates reflecting currently available preliminary information, and remains subject to our consideration of subsequent events, particularly as it relates to material estimates and assumptions used in preparing management’s estimates for the three and six months ended June 30, 2017. Our independent registered public accounting firm, Vavrinek, Trine, Day & Co., LLP, has not audited or reviewed, and does not express an opinion with respect to, this financial information.

This summary is not a complete presentation of our consolidated financial results for the three and six months ended June 30, 2017. We have provided below a range of our preliminary net income, rather than a specific amount. Our final consolidated financial results as of and for the three and six months ended June 30, 2017 may materially differ from our estimates and the interim balances set forth below. In addition, the following estimates constitute forward-looking statements and are subject to risks and uncertainties, including those described under “Risk Factors—Risks Related to Our Business” and “Cautionary Note Regarding Forward-Looking Statements.” The following information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

We estimate that net income for the three months ended June 30, 2017 will range between $8.3 million and $8.6 million, as compared to net income of $5.5 million and $5.2 million for the three months ended March 31, 2017 and June 30, 2016, respectively. Included in our estimate for the three months ended June 30, 2017 is a recapture of a provision for loan losses of approximately $4.2 million, reflecting both the receipt of a guaranteed payment on a SBA 7A guaranteed loan of $629,000 in May 2017 that was previously charged-off and the receipt of $3.6 million in July 2017 pursuant to a SBA loan guaranty that we previously fully provided for in the allowance for loan losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Results of Operations for the Three Months Ended March 31, 2017 and 2016—Provision for Loan Losses” on page 75. The effect of the recapture of the provision for loan losses on our after-tax net income is approximately $2.5 million. Excluding this one-time event from net income for the three months ended June 30, 2017 would result in net income ranging between $5.9 million and $6.2 million.

The estimated increase in net income for the three months ended June 30, 2017 compared to the prior quarter is attributable primarily to an increase in noninterest income and a reduction in noninterest expense. The estimated increase in net income for the three months ended June 30, 2017 as compared to the second quarter of 2016 is the result of increased SBA loan sales (although SFR and total loan sales declined), service charges and lower expenses associated with the TomatoBank merger. We sold approximately $37.7 million in single-family residential mortgage loans and $23.1 million in SBA loans in the second quarter of 2017 compared to approximately $70.2 million in single-family residential mortgage loans and $7.5 million in SBA loans in the second quarter of 2016.

We estimate that net income for the six months ended June 30, 2017 will range between $13.8 million and $14.1 million, as compared to net income of $8.0 million for the six months ended June 30, 2016. The increase in our net income for the six months ended June 30, 2017 as compared to the six months ended June 30, 2016 is attributable to organic and acquisition growth, noninterest income, lower noninterest expense and the recapture of the provision for loan losses referenced above. The increase in noninterest income is due to increased SBA loan sales (although SFR and total loan sales declined), service charges and lower expenses associated with the TomatoBank acquisition. We sold approximately $37.7 million in single-family residential mortgage loans and $46.3 million in SBA loans in the six month period ended June 30, 2017, compared to approximately $98.8 million in single-family mortgage loans and $11.6 million in SBA loans sold during the same period of 2016. The decrease in noninterest expense is due to reduced conversion expenses resulting from the consolidation of TomatoBank.

We estimate total assets as of June 30, 2017 to be $1.5 billion as compared to $1.4 billion at December 31, 2016 and $1.4 billion at June 30, 2016.

Additionally, we estimate certain other balance sheet information as of June 30, 2017, as compared to actual results for December 31, 2016 and June 30, 2016, as follows:

Earning assets:

•	Loans net of unearned income as of June 30, 2017 was approximately $1.2 billion, as compared to $1.1 billion as of December 31, 2016 and $1.2 billion as of June 30, 2016. The estimated increase in loans net of unearned income as of June 30, 2017 was due to normal loan growth during the first half of 2017.

•	Mortgage loans held for sale increased to approximately $83.3 million as of June 30, 2017 compared to $44.3 million and $46.5 million as of December 31, 2016 and June 30, 2016, respectively. The estimated increase is due to higher originations of single-family residential mortgage loans held for sale.

•	Securities increased to approximately $46.4 million as of June 30, 2017 compared to $45.5 million and $36.3 million as of December 31, 2016 and June 30, 2016, respectively. The estimated increase is due to normal investment activity.

Deposits and borrowings:

•	Total deposits increased to approximately $1.3 billion as of June 30, 2017 as compared to $1.2 billion and $1.2 billion as of December 31, 2016 and June 30, 2016, respectively. The estimated second quarter 2017 deposit balances reflect increases in all deposit types from December 31, 2016.

•	Noninterest-bearing deposits increased to approximately $215.7 million as of June 30, 2017 as compared to $174.3 million and $155.2 million as of December 31, 2016 and June 30, 2016, respectively. The growth in noninterest-bearing deposits is mainly due to marketing efforts by our branches and by branch management.

•	Borrowings, consisting of long-term debt, has remained constant at approximately $52.8 million as June 30, 2017 compared to $52.7 million and $52.6 million as of December 31, 2016 and June 30, 2016, respectively. Although we borrowed from the FHLB during the June 30, 2017 quarter, we had no FHLB borrowings at June 30, 2017.

Shareholders’ equity

Shareholders’ equity increased to approximately $192.5 million as of June 30, 2017 compared to $181.6 million and $170.5 million as of December 31, 2016 and June 30, 2016, respectively, due to the Company’s earnings during the period. The estimated basic quarterly earnings per share was $0.67 for the quarter ended June 30, 2017 compared to $0.43 and $0.40 for the quarters ended March 31, 2017 and June 30, 2016, respectively. The estimated fully diluted earnings per share was $0.62 for the quarter ended June 30, 2017 compared to $0.40 and $0.38 for the quarters ended March 31, 2017 and June 30, 2016, respectively.

Risks Relating to Our Company

Our ability to implement our strategic plan and the success of our business are subject to numerous risks and uncertainties, which are discussed in the section titled “Risk Factors,” beginning on page 23, and include the following:

•	a decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on us;

•	if we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses;

•	our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio;

•	we are subject to extensive state and federal financial regulation, and compliance with changing requirements may restrict our activities or have an adverse effect on our results of operations;

•	a large percentage of our deposits is attributable to a relatively small number of customers and the withdrawal of a substantial portion of such deposits could adversely impact our liquidity;

•	since 2011, our net interest margin has been positively affected by the accretion of purchased loan discounts relating to loans acquired in prior acquisitions, and no assurance can be made that such acquisitions will continue in the future and, in any event, will continue to positively impact our net interest margin;

•	we generally retain the non-guaranteed portions of the SBA loans that we originate and, to the extent the borrowers of such loans experience financial difficulty, our financial condition and results of operations could be adversely impacted;

•	as of March 31, 2017, 46.9% of our total loan portfolio consisted of commercial real estate loans, which may have a higher degree of risk than other types of loans;

•	as of March 31, 2017, 98.8% of our single-family residential mortgage loans consisted of non-qualified mortgage loans, which are considered to have a higher degree of risk and are less liquid than qualified mortgage loans; and

•	although we have historically been disciplined in pricing our acquisitions, acquisition pricing has increased and there can be no assurance that the higher multiples being paid in bank acquisitions will not adversely impact our ability to execute acquisitions in the future or adversely affect the returns we earn from such acquisitions.

Corporate Information

Our principal executive offices are located at 660 S. Figueroa Street, Suite 1888, Los Angeles, California 90017, and our telephone number at that address is (213) 627-9888. Our administrative and lending center is located at 123 E. Valley Blvd., San Gabriel, California 91176. In addition, our finance and operations center is located at 7025 Orangethorpe Avenue, Buena Park California 90621. Our website address is www.royalbusinessbankusa.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

The Offering

Common stock offered by us	2,107,756 shares.

Common stock offered by the selling shareholders	892,244 shares.

Underwriters’ purchase option	450,000 shares from us.

Common stock outstanding after completion of this offering	14,935,559 shares (or 15,385,559 shares if the underwriters exercise their purchase option in full).

Use of proceeds	Assuming an initial public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, we estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $44.3 million (or approximately $54.0 million if the underwriters exercise their option to purchase additional shares in full). We intend to contribute $25 million of the net proceeds that we receive from this offering to the Bank, and to use the remainder for general corporate purposes, which could include future acquisitions and other growth initiatives. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See “Use of Proceeds.”

Dividends

It has been our policy to pay annual dividends to holders of our common stock. We have paid annual dividends to our shareholders of the past three years of between $0.20 and $0.30 per share, with our last annual dividend of $0.30 per share paid in the first quarter of 2017 based upon our 2016 earnings. We plan to change our dividend policy and practice to pay quarterly dividends, starting in the fourth quarter of 2017 and quarterly thereafter. We expect that the amount to be paid annually will be equal to 20% (or 5% per quarter) of our basic earnings per share for the four quarters immediately preceding the proposed payment. Based on this formula for paying dividends, if this quarterly dividend policy had been in effect for the quarter ended March 31, 2017, we would have paid a dividend of $0.08 per share. We have no obligation to pay dividends and we may change our dividend policy at any time without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant. See “Dividend Policy.”

Risk Factors	Investing in shares of our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 23, for a discussion of certain factors you should consider carefully before deciding to invest.

NASDAQ symbol	We have applied to list our common stock on the NASDAQ Global Select Market under the trading symbol “RBB.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on 12,827,803 shares outstanding as of March 31, 2017, and:

•	excludes 2,310,904 shares of common stock issuable upon exercise of stock options outstanding at March 31, 2017 at a weighted average exercise price of $10.33 per share;

•	excludes 1,353,207 shares of common stock reserved at March 31, 2017 available for future awards under our 2017 Omnibus Stock Incentive Plan;

•	assumes the underwriters do not exercise their option to purchase up to 450,000 additional shares from us; and

•	excludes 17,500 restricted shares of common stock that may become issuable to our chairman, president and chief executive officer. See “Executive Compensation—Equity Grants to Management in this Offering” on page 160.

In addition, the information in this prospectus assumes the selling shareholders named in this prospectus determine to sell all of the 892,244 shares being offered by them.

Summary Consolidated Financial Data

The following table sets forth summary historical consolidated financial data as of the dates and for the periods shown. The summary balance sheet data as of December 31, 2016 and 2015 and the summary income statement data for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2014, 2013 and 2012 and the summary income statement data for the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated financial data as of and for the three months ended March 31, 2017 and

2016 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus or derived from our internal financial statements and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

As described elsewhere in this prospectus, we have consummated several acquisitions in recent fiscal periods. The results and other financial data of these acquired operations are not included in the table below for the periods prior to their respective acquisition dates and, therefore, the financial data for these prior periods is not comparable in all respects and are not necessarily indicative of our future results. You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements and related notes included elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Balance sheet data:
Total assets	$1,505,748	$1,448,573	$1,395,551	$1,023,084	$925,891	$723,410	$576,484
Total loans, gross	1,139,563	1,165,773	1,110,446	792,362	700,436	576,629	327,316
Allowance for loan losses	(14,186)	(10,798)	(14,162)	(10,023)	(8,848)	(7,549)	(7,122)
Mortgage loans held for sale	66,555	76,124	44,345	41,496	45,604	–	–
Securities	45,361	37,751	45,491	27,094	31,641	68,290	176,964
Total deposits	1,248,257	1,231,287	1,152,763	853,417	767,364	574,079	442,678
Long-term debt	49,419	40,150	49,383	–	–	–	–
Subordinated debentures	3,357	3,255	3,334	–	–	–	–
Total shareholders’ equity	183,496	166,973	181,585	163,645	151,981	137,992	108,113
Tangible common equity	$151,857	$134,929	$149,852	$159,178	$147,398	$133,277	$107,324

Credit quality data:
Loans 30-89 days past due	$2,525	$731	$343	$271	$4,481	$662	$122
Loans 30-89 days past due to total loans	0.22%	0.06%	0.03%	0.03%	0.64%	0.11%	0.04%
Nonperforming loans (1)	6,109	7,305	6,133	6,112	4,059	5,225	8,368
Nonperforming loans to total loans (1)	0.54	0.63	0.55	0.77	0.58	0.91	2.56
Nonperforming assets (2)	6,942	7,598	6,966	6,405	5,220	6,736	9,793
Nonperforming assets to total assets (2)	0.46	0.52	0.50	0.63	0.56	0.93	1.70
Allowance for loan losses to total loans (1)	1.24	0.93	1.28	1.26	1.26	1.31	2.18
Allowance for loan losses to nonperforming loans (1)	232.21	147.82	230.91	163.99	217.98	144.48	85.11
Net charge-offs to average loans	–%	0.02%	0.08%	0.03%	0.02%	0.25%	–%

Income statement data:
Total interest income	$16,759	$14,099	$68,189	$42,513	$38,149	$32,071	$24,445
Total interest expense	3,245	2,064	11,707	6,936	4,522	3,367	4,410
Net interest income	13,514	12,035	56,482	35,577	33,627	28,704	20,035

Provision for loan losses	–	998	4,974	1,386	1,446	1,613	2,058
Noninterest income	2,432	1,351	8,966	7,862	5,496	3,377	2,323
Noninterest expense	6,578	7,682	27,906	20,084	20,112	18,154	13,259

Income before income taxes	9,368	4,706	32,568	21,969	17,565	12,314	7,041
Income tax expense	3,875	1,866	13,489	8,996	7,137	5,310	2,995

Net income	$5,493	$2,840	$19,079	$12,973	$10,428	$7,004	$4,046

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012

Per share data (common stock):
Earnings:
Basic (3)	$0.43	$0.22	$1.49	$1.02	$0.82	$0.60	$0.46
Diluted (3)	0.40	0.21	1.39	0.96	0.79	0.59	0.45
Dividends declared	0.30	–	0.20	0.25	–	–	–
Book value (4)	14.30	13.07	14.16	12.81	11.95	11.00	10.34
Tangible book value (5)	11.84	10.57	11.68	12.46	11.59	10.62	10.27
Weighted average shares outstanding:
Basic	12,827,803	12,770,571	12,800,990	12,761,832	12,642,060	11,609,166	8,872,095
Diluted	13,725,721	13,669,857	13,695,900	13,552,682	13,170,685	11,874,808	8,937,413
Shares outstanding at period end	12,827,803	12,770,571	12,827,803	12,770,571	12,720,659	12,547,201	10,455,135

Adjusted earnings metrics:
Adjusted earnings (5)	$4,861	$3,171	$17,924	$11,604	$8,498	$5,190	$2,425
Adjusted diluted earnings per share (5)	0.35	0.23	1.31	0.86	0.65	0.44	0.27
Adjusted return on average assets (5)	1.37%	1.06%	1.32%	1.16%	1.05%	0.79%	0.42%
Adjusted return on average tangible common equity (5)	12.97	8.50	12.34	7.58	6.02	4.30	2.69
Performance metrics:
Return on average assets	1.55%	0.95%	1.41%	1.29%	1.29%	1.06%	0.70%
Return on average shareholders’ equity	12.13	6.86	11.08	8.23	7.15	5.64	4.45
Return on average tangible common equity (5)	14.66	7.61	13.14	8.47	7.39	5.80	4.49
Yield on earning assets	5.04	4.81	5.35	4.44	5.01	5.14	4.41
Cost of average interest-bearing liabilities	1.24	0.92	1.15	0.96	0.82	0.77	1.09
Net interest spread	3.80	3.89	4.20	3.48	4.19	4.37	3.32
Net interest margin (6)	4.06	4.11	4.43	3.72	4.41	4.60	3.62
Efficiency ratio (7)	44.24	52.54	42.38	48.73	56.07	62.69	67.87
Common stock dividend payout ratio (8)	20.13	–	19.61	30.49	–	–	–
Loan to deposit ratio	91.29	94.68	96.33	92.85	91.28	100.44	73.94
Adjusted loan to deposit ratio (9)	94.84	95.27	102.13	98.65	92.45	102.53	80.60
Core deposits / total deposits (10)	69.23	69.24	67.83	66.55	66.12	73.55	71.37
Adjusted core deposits / total deposits (11)	76.11	81.74	78.47	76.15	75.37	94.24	89.98
Net non-core funding dependency ratio (12)	13.59	12.36	12.20	6.08	6.51	9.14	(0.71)
Adjusted net non-core funding dependency ratio (13)	9.18	13.66	21.95	14.83	10.27	0.96	(2.27)

Regulatory and other capital ratios—consolidated:
Tangible common equity to tangible assets (5)	10.30	9.53	10.99	15.63	16.00	18.54	18.64
Tier 1 leverage ratio	11.07	11.70	10.99	15.28	16.81	18.52	17.50
Tier 1 common capital to risk-weighted assets (14)	12.88	10.91	13.30	20.23	N/A	N/A	N/A
Tier 1 capital to risk-weighted assets	13.15	11.13	13.55	20.23	20.47	22.22	25.54
Total capital to risk-weighted assets	18.58	15.20	19.16	21.48	21.72	23.47	26.79

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012

Regulatory capital ratios—bank only:
Tier 1 leverage ratio	13.21	13.54	12.81	13.94	15.03	15.28	15.62
Tier 1 common capital to risk-weighted assets (14)	15.69	12.88	15.81	18.48	N/A	N/A	N/A
Tier 1 capital to risk-weighted assets	15.69	12.88	15.81	18.48	18.31	18.36	22.82
Total capital to risk-weighted assets	16.94	13.77	17.06	19.73	19.57	19.61	24.08

(1)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings. Nonperforming loans exclude purchased credit impaired loans, or PCI loans, acquired in prior acquisitions. Nonperforming loans at March 31, 2017 and 2016 and December 31, 2016 and 2015 include a SBA guaranteed loan as to which we received a $3.6 million payment in July 2017 pursuant to a SBA loan guaranty. See “Recent Developments—Preliminary Second Quarter Highlights (Unaudited)” on page 15.
(2)	Nonperforming assets include nonperforming loans and other repossessed assets. As discussed in footnote 1, above, nonperforming loans exclude PCI loans. This ratio may, therefore, not be comparable to a similar ratio of our peers.
(3)	Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing earnings to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing earnings by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options using the treasury stock method.
(4)	For purposes of computing book value per common share, book value equals total common shareholders’ equity.
(5)	Tangible book value per share, adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on average tangible common equity, return on average tangible common equity and tangible common equity to tangible assets are non-GAAP financial measures. See “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation of these measures to their most comparable GAAP measures.
(6)	Net interest margin is presented on a fully taxable equivalent, or FTE, basis. Our management believes that measuring net interest margin, net of purchase accounting accretion, is useful when assessing our net interest margin as compared to the net interest margin of banks that do not reflect purchase accounting adjustments because they are not active acquirers of financial institutions.
The effect of accretion income from acquired loans on our net interest margin was an increase of 0.32% and 0.24% for the three months periods ended March 31, 2017 and March 31, 2016, respectively. The effect of accretion income from acquired loans on our net interest margin was an increase of 0.59%, 0.11%, 0.33%, 0.54% and 0.34%, for the twelve-month periods ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively. We anticipate that the impact of purchase accounting on our net interest margin will decrease as our acquired loans are paid off, charged off, foreclosed upon or sold.
(7)	Efficiency ratio represents noninterest expenses, as adjusted, divided by the sum of fully taxable equivalent net interest income plus noninterest income, as adjusted. Noninterest expense adjustments exclude integration and acquisition related expenses. Noninterest income adjustments exclude bargain purchase gains, realized gains or losses from the sale of investment securities, gains or losses on sale of other assets and CDFI Fund grant.
(8)	Common stock dividend payout ratio represents dividends per share divided by basic earnings per share. See “Dividend Policy.” The common stock dividend payout ratio reflected for the three months ended March 31, 2017 represents the dividend declared and paid by the Company in the first fiscal quarter of 2017 based on the Company’s earning for the 12 months ended December 31, 2016. The common stock dividend payout ratio reflected for the years ended December 31, 2016 and 2015 represent the dividends declared and paid by the Company during 2016 and 2015 based on the Company’s earnings for the 12 months ended December 31, 2015 and 2014, respectively.
(9)	For the purposes of calculating the loan to deposit ratio, short-term loans with maturities of less than 90-days, specifically “Term Fed Funds” and purchased receivables are not included as loans as defined by the regulatory agencies.
(10)	The Bank measures core deposits by reviewing all relationships over $250,000 on a quarterly basis. After discussions with our regulators on the proper way to measure core deposits, we now track all deposit relationships over $250,000 on a quarterly basis and consider a relationship to be core if there are any three or more of the following: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) deposits at market interest rates; and (vii) longevity of the relationship with us. We consider all deposit relationships under $250,000 as a core relationship except for time deposits originated through an internet service. This differs from the traditional definition of core deposits which is demand and savings deposits plus time deposits less than $250,000. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base.
(11)	Adjusted core deposits ratio is a ratio management uses to measure core deposits. See “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures”.
(12)	Net non-core funding dependency ratio represents the degree to which the Bank is funding longer term assets with non-core funds. We calculate this ratio as non-core liabilities, less short term investments, divided by long term assets.
(13)	Adjusted non-core funding dependency ratio is a ratio management uses to measure dependency on non-core deposits. To determine non-core liabilities we review each deposit relationship using the criteria for determining whether a relationship is core as described in footnote 11 above.
(14)	The Tier 1 common capital to risk-weighted assets ratio is required under the Basel III Final Rules, which became effective for the Company and the Bank on January 1, 2015. Accordingly, this ratio is shown as not applicable (“N/A”) for periods ending prior to January 1, 2015.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you decide to invest, you should carefully consider the risks described below, together with all other information included in this prospectus. We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In that case, you could experience a partial or complete loss of your investment.

Risks Related to Our Business

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Our business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly the state of California and the Los Angeles and Las Vegas, Nevada metropolitan areas. Unfavorable or uncertain economic and market conditions could lead to credit quality concerns related to repayment ability and collateral protection as well as reduced demand for the products and services we offer. In recent years there has been a gradual improvement in the U.S. economy as evidenced by a rebound in the housing market, lower unemployment and higher equities markets; however, economic growth has been uneven, and opinions vary on the strength and direction of the economy. Uncertainties also have arisen regarding the potential for a reversal or renegotiation of international trade agreements and for comprehensive tax reform under the administration of U.S. President Donald J. Trump, and the impact such actions and other policies of the new administration may have on economic and market conditions. In addition, concerns about the performance of international economies, especially in Europe and emerging markets, and economic conditions in Asia, particularly the economies of China and Taiwan, can impact the economy and financial markets here in the United States. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, lower home sales and commercial activity, and fluctuations in the commercial Federal Housing Administration, or FHA, financing sector. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Our business depends on our ability to attract and retain Asian-American immigrants as clients.

Our business is based on successfully attracting and retaining Asian-American immigrants as clients for both our non-qualified residential mortgage loans and deposits. We may be limited in our ability to attract Asian-American clients to the extent the U.S. adopts restrictive domestic immigration laws. Changes to U.S. immigration policies as proposed by the Trump Administration that restrain the flow of immigrants may inhibit our ability to meet our goals and budgets for non-qualified SFR mortgage loans and deposits, which may adversely affect our net interest income and net income.

Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customer deposits. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff, or, in connection with our commercial mortgage servicing business, third parties for whom we provide servicing choose to terminate that relationship with us. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.

Other primary sources of funds consist of cash from operations, investment maturities and sales, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by repurchase agreements and the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank of San Francisco. We also may borrow from third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including originate loans, invest in securities, meet our expenses, pay dividends to our shareholders or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

Risks Related to Our Loans

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

At March 31, 2017, approximately 68.0% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect profitability. Such declines and losses would have a material adverse impact on our business, results of operations and growth prospects. In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If we foreclose on and take title to such properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

At March 31, 2017, we had $797.8 million of commercial loans, consisting of $493.4 million of commercial real estate loans and $214.5 million of commercial and industrial loans for which real estate is not the primary source of collateral, including $89.9 million of construction and land development loans. Commercial loans represented 70.0% of our total loan portfolio at March 31, 2017. Commercial loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase our risk related to commercial loans, particularly commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers’ ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers’ ability to make repayment from the cash flow of the commercial venture. Our C&I loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most often, this collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired. Due to the larger average size of each commercial loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations.

We have a concentration in commercial real estate which could cause our regulators to restrict our ability to grow.

As a part of their regulatory oversight, the federal regulators have issued the CRE Concentration Guidance on sound risk management practices with respect to a financial institution’s concentrations in commercial real estate lending activities. These guidelines were issued in response to the agencies’ concerns that rising CRE concentrations might expose institutions to unanticipated earnings and capital volatility in the event of adverse changes in the commercial real estate market. The CRE Concentration Guidance identifies certain concentration levels that, if exceeded, will expose the institution to additional supervisory analysis with regard to the institution’s CRE concentration risk. The CRE Concentration Guidance is designed to promote appropriate levels of capital and sound loan and risk management practices for institutions with a concentration of CRE loans. In general, the CRE Concentration Guidance establishes the following supervisory criteria as preliminary indications of possible CRE concentration risk: (1) the institution’s total construction, land development and other land loans represent 100% or more of total risk-based capital; or (2) total CRE loans as defined in the regulatory guidelines represent 300% or more of total risk-based capital, and the institution’s CRE loan portfolio has increased by 50% or more during the prior 36-month period. Pursuant to the CRE Concentration Guidelines, loans secured by owner occupied commercial real estate are not included for purposes of CRE Concentration calculation. We believe that the CRE Concentration Guidance is applicable to us. As of March 31, 2017, our CRE loans represented 250.1% of our total risk-based capital, as compared to 256.4%, 218.8% and 196.7% as of December 31, 2016, 2015 and 2014, respectively. We are actively working to manage our CRE concentration and we have discussed the CRE Concentration Guidance with the FDIC and believe that our underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are currently sufficient to address the CRE Concentration Guidance. Nevertheless, the FDIC could become concerned about our CRE loan concentrations, and they could limit our ability to grow by restricting their approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities.

Our SFR loan product consists primarily of non-qualified SFR mortgage loans which may be considered less liquid and more risky.

As of March 31, 2017, our SFR mortgage loan portfolio amounted to $191.9 million or 16.8% of our total loan portfolio. As of such date, 98.8% of our SFR mortgage loans consisted of non-qualified mortgage loans, which are considered to have a higher degree of risk and are less liquid than qualified mortgage loans. We offer two SFR mortgage products, a low loan-to-value, alternative document hybrid non-qualified SFR mortgage loan, or non-qualified SFR mortgage loan, and a qualified SFR mortgage loan. We originated $280.4 million for the year ended December 31, 2016 and $71.1 million for the three months ended March 31, 2017 of non-qualified SFR mortgage loans. We originated $600,000 for year ended December 31, 2016 of qualified SFR mortgage loans and we did not originate any of such loans for the three months ended March 31, 2017. As of March 31, 2017, our non-qualified SFR mortgage loans had an average loan-to-value of 57.6% and an average FICO score of 747. As of March 31, 2017, 7.7% of our total SFR mortgage loan portfolio was originated to foreign nationals.

The non-qualified single-family residential mortgage loans that we originate are designed to assist Asian-Americans who have recently immigrated to the United States and as such are willing to provide higher down payment amounts and pay higher interest rates and fees in return for reduced documentation requirements. Non-qualified SFR mortgage loans are considered less liquid than qualified SFR mortgage loans because such loans are not able to be securitized and can only be sold directly to other financial institutions. Such non-qualified loans may be considered more risky than qualified mortgage loans although we attempt to address this enhanced risk through our underwriting process, including requiring larger down payments and, in some cases, interest reserves.

We sold in the secondary market $180.3 million of our non-qualified mortgage loans for the year ended December 31, 2016, but none for the three months ended March 31, 2017, and we realized $3.4 million gains on the sale of non-qualified SFR mortgage loans for the year ended December 31, 2016, but none for the three months ended March 31, 2017. We did not sell any non-qualified SFR mortgage loans during the three months ended March 31, 2017, as we accumulated such loans on our balance sheet for sale later in the year. We also have a concentration in our SFR secondary sale market, as a substantial portion of our non-qualified mortgage loans over the past two years have been sold to one bank. Although, we are taking steps to reduce our dependence on this one bank, and we are attempting to expand the number of banks that we sell our non-qualified SFR mortgages, we may not be successful expanding our sales market for our non-qualified mortgage loans. These loans also present pricing risk as rates change, and our sale premiums cannot be guaranteed. Further, the criteria for our loans to be purchased by other banks may change from time to time, which could result in a lower volume of corresponding loan originations.

Mortgage production historically, including refinancing activity, declines in rising interest rate environments. While we have been experiencing historically low interest rates over the last few years, this low interest rate environment likely will not continue indefinitely. Consequently, when interest rates increase further, there can be no assurance that our mortgage production will continue at current levels. Nonetheless, our SFR mortgage loan production is primarily originated to Asian Americans and Asian-American immigrants, who we believe are not as sensitive to changes in interest rates.

The non-guaranteed portion of SBA loans that we retain on our balance sheet as well as the guaranteed portion of SBA loans that we sell could expose us to various credit and default risks.

We originated $83.2 million for the year ended December 31, 2016, and $25.6 million for the three months ended March 31, 2017 of SBA loans. We sold $37.9 million for the year ended December 31, 2016, and $23.2 million for the three months ended March 31, 2017, of the guaranteed portion of our SBA loans. Consequently, as of March 31, 2017, we held $149.9 million of SBA loans on our balance sheet, $68.8 million of which consisted of the non-guaranteed portion of SBA loans and $80.8 million or 53.9% consisted of the 75% guaranteed portion of SBA loans which are intended to be sold later in 2017. The non-guaranteed portion of SBA loans have a higher degree of credit risk and risk of loss as compared to the guaranteed portion of such loans. We attempt to limit this risk by generally requiring such loans be collateralized and limiting the overall amount that can be held on our balance sheet to 75% of our total capital.

When we sell the guaranteed portion of SBA loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the SBA loan and the manner in which they were originated. Under these agreements, we may be required to repurchase the guaranteed portion of the SBA loan if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolios, our liquidity, results of operations and financial condition could be adversely affected. Further, we generally retain the non-guaranteed portions of the SBA loans that we originate and sell, and to the extent the borrowers of such loans experience financial difficulties, our financial condition and results of operations could be adversely impacted.

Curtailment of government guaranteed loan programs could affect a segment of our business.

A significant segment of our business consists of originating and periodically selling U.S. government guaranteed loans, in particular those guaranteed by the SBA. Presently, the SBA guarantees 75% of the principal amount of each qualifying SBA loan originated under the SBA’s 7(a) loan program. There is no assurance that the U.S. government will maintain the SBA 7(a) loan program or if it does, that such guaranteed portion will remain at its current level. In addition, from time to time, the government agencies that guarantee these loans reach their internal limits and cease to guarantee future loans. In addition, these agencies may change their rules for qualifying loans or Congress may adopt legislation that would have the effect of discontinuing or changing the loan guarantee programs. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. Therefore, if these changes occur, the volume of loans to small business, industrial and agricultural borrowers of the types that now qualify for government guaranteed loans could decline. Also, the profitability associated with the sale of the guaranteed portion of these loans could decline as a result of market displacements due to increases in interest rates, and could cause the premiums realized on the sale of the guaranteed portions to decline from current levels. As the funding and sale of the guaranteed portion of SBA 7(a) loans is a major portion of our business and a significant portion of our noninterest income, any significant changes to the funding for the SBA 7(a) loan program may have an unfavorable impact on our prospects, future performance and results of operations.

The small and medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to midsized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition and results of operations may be adversely affected.

Real estate construction loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.

Real estate construction loans, including land development loans, comprised approximately 7.9% of our total loan portfolio as of March 31, 2017, and such lending involves additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

The risks inherent in construction lending may affect adversely our results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project. Such properties may not be sold or leased so as to generate the cash flow anticipated by the borrower. A general decline in real estate sales and prices across the United States or locally in the relevant real estate market, a decline in demand for residential real estate, economic weakness, high rates of unemployment, and reduced availability of mortgage credit, are some of the factors that can adversely affect the borrowers’ ability to repay their obligations to us and the value of our security interest in collateral, and thereby adversely affect our results of operations and financial results.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

As of March 31, 2017, our nonperforming loans (which consist of nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings) totaled $6.1 million, or 0.5% of our loan portfolio, and our nonperforming assets (which include nonperforming loans plus other real estate owned) totaled $6.9 million, or 0.5% of total assets. In addition, we had $2.5 million in accruing loans that were 31-89 days delinquent as of March 31, 2017. Of these totals, our nonperforming loans that we originated totaled $3.9 million or 0.3% of our loan portfolio, and we had $1.4 million in accruing loans that we originated that were 31-89 days delinquent as of March 31, 2017.

Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our net income and returns on assets and equity, increasing our loan administration costs and adversely affecting our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and other real estate owned also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity.

Real estate market volatility and future changes in our disposition strategies could result in net proceeds that differ significantly from our other real estate owned fair value appraisals.

As of March 31, 2017, we had $833,000 of other real estate owned, or OREO. Our OREO portfolio consists of properties that we obtained through foreclosure or through an in-substance foreclosure in satisfaction of loans. Properties in our OREO portfolio are recorded at the lower of the recorded investment in the loans for which the properties previously served as collateral or the “fair value,” which represents the estimated sales price of the properties on the date acquired less estimated selling costs. Generally, in determining “fair value,” an orderly disposition of the property is assumed, except where a different disposition strategy is expected. Significant judgment is required in estimating the fair value of other real estate owned property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility.

In response to market conditions and other economic factors, we may utilize alternative sale strategies other than orderly disposition as part of our OREO disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of our OREO properties.

Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

Adverse conditions in Asia and elsewhere could adversely affect our business.

Although we believe less than 1% of our loans and less than 2% of our deposits are with customers that have economic and cultural ties to Asia, we are still likely to feel the effects of adverse economic and political conditions in Asia, including the effects of rising inflation or slowing growth and volatility in the real estate and stock markets in China and other regions. U.S. and global economic policies, military tensions, and unfavorable global economic conditions may adversely impact the Asian economies. In addition, pandemics and other public health crises or concerns over the possibility of such crises could create economic and financial disruptions in the region. A significant deterioration of economic conditions in Asia could expose us to, among other things, economic and transfer risk, and we could experience an outflow of deposits by those of our customers with connections to Asia. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments with, or loans made to, such entities. Adverse economic conditions in Asia, and in China or Taiwan in particular, may also negatively impact asset values and the profitability and liquidity of our customers who operate in this region.

Risks Related to Our Deposits

Our deposit portfolio includes significant concentrations and a large percentage of our deposits are attributable to a relatively small number of clients.

As a commercial bank, we provide services to a number of clients whose deposit levels vary considerably and have a significant amount of seasonality. At March 31, 2017, 73 clients maintained balances (aggregating all related accounts, including multiple business entities and personal funds of business owners) in excess of $2.0 million. This amounted to $545.5 million or approximately 43.7% of the Bank’s total deposits as of March 31, 2017. In addition, our ten largest depositor relationships accounted for approximately 21.7% of our deposits at March 31, 2017. Our largest depositor relationship accounted for approximately 5.1% of our deposits at March 31, 2017. These deposits can and do fluctuate substantially. The depositors are not concentrated in any industry or business. The loss of any combination of these depositors, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income. While these events could have a material impact on the Bank’s results, the Bank expects, in the ordinary course of business, that these deposits will fluctuate and believes it is capable of mitigating this risk, as well as the risk of losing one of these depositors, through additional liquidity, and business generation in the future. However, should a significant number of these customers leave the Bank, it could have a material adverse impact on the Bank.

Risks Related to our Management

We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, results of operations and growth prospects.

Our success is dependent, to a large degree, upon the continued service and skills of our executive management team, particularly Mr. Alan Thian, our chairman, president and chief executive officer, and Mr. David Morris, our executive vice president and chief financial officer.

Our business and growth strategies are built primarily upon our ability to retain employees with experience and business relationships within their respective market areas. We seek to manage the continuity of our executive management team through regular succession planning. In addition, we recently entered into an employment agreement with Mr. Thian, Mr. Morris, Mr. Liu and Mr. Pang. For a summary of Messrs. Thian’s, Morris’ and Pang’s employment agreements, see “Executive Compensation—Employment Agreements.” The loss of Mr. Thian, Mr. Morris or any of our other key personnel could have an adverse impact on our business and growth because of their skills, years of industry experience, knowledge of our market areas, the difficulty of finding qualified replacement personnel, and any difficulties associated with transitioning of responsibilities to any new members of the executive management team. In addition, although we have non-solicitation agreements, which limits the ability of executives to solicit our customers and employees, with each of our executive officers, we do not have any such agreements with other employees who are important to our business, and in any event the enforceability of non-competition agreements varies across the states in which we do business. While our mortgage originators and loan officers are generally subject to non-solicitation provisions as part of their employment, our ability to enforce such agreements may not fully mitigate the injury to our business from the breach of such agreements, as such employees could leave us and immediately begin soliciting our customers. The departure of any of our personnel who are not subject to enforceable non-competition agreements could have a material adverse impact on our business, results of operations and growth prospects.

Risk Related to our Allowance for Loan Losses, or ALLL

If we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt and risks resulting from changes in economic and market conditions. We cannot guarantee that our credit underwriting and monitoring procedures will reduce these credit risks, and they cannot be expected to completely eliminate our credit risks. If the overall economic climate in the United States, generally, or our market areas, specifically, declines, our borrowers may experience difficulties in repaying their loans, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision for loan losses, which would cause our net income, return on equity and capital to decrease.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

We establish our allowance for loan losses and maintain it at a level that management considers adequate to absorb probable loan losses based on an analysis of our portfolio and market environment. The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas. The actual amount of loan losses is affected by changes in economic, operating and other conditions within our markets, which may be beyond our control, and such losses may exceed current estimates.

As of March 31, 2017, our allowance for loan losses as a percentage of total loans was 1.2% and as a percentage of total nonperforming loans was 232.2%. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management’s decision to do so or because our banking regulators require us to do so. Our bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require us to adjust our determination of the value for these items. These adjustments may adversely affect our business, financial condition and results of operations.

The current expected credit loss standard established by the Financial Accounting Standards Board will require significant data requirements and changes to methodologies.

In the aftermath of the 2007-2008 financial crisis, the Financial Accounting Standards Board, or FASB, decided to review how banks estimate losses in the ALLL calculation, and it issued the final Current Expected Credit Loss, or CECL, standard on June 16, 2016. Currently, the impairment model used by financial institutions is based on incurred losses, and loans are recognized as impaired when there is no longer an assumption that future cash flows will be collected in full under the originally contracted terms. This model will be replaced by the CECL model that will become effective for the Bank for the fiscal year beginning after December 15, 2019 in which financial institutions will be required to use historical information, current conditions and reasonable forecasts to estimate the expected loss over the life of the loan. The Bank has run CECL models on its loan portfolio, and although the new CECL standard is currently not expected to have a significant impact on the Bank’s ALLL, the transition to the CECL model will require significantly greater data requirements and changes to methodologies to accurately account for expected loss. There can be no assurance that the Bank will not be required to increase its reserves and ALLL as a result of the implementation of CECL.

Risks Related to our Acquisition Strategy

Our strategy of pursuing growth via acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Since late 2010, we have been pursuing a strategy of leveraging our human and financial capital by acquiring other financial institutions in our target markets. We have completed several acquisitions in recent years, including most recently the TomatoBank acquisition, and we may continue pursuing this strategy.

Our acquisition activities could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

There are risks associated with an acquisition strategy, including the following:

•	We may incur time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management’s attention being diverted from the operation of our existing business.

•	We may encounter insufficient revenue and/or greater than anticipated costs in integrating acquired businesses.

•	We may encounter difficulties in retaining business relationships with vendors and customers of the acquired companies.

•	We are exposed to potential asset and credit quality risks and unknown or contingent liabilities of the banks or businesses we acquire. If these issues or liabilities exceed our estimates, our earnings, capital and financial condition may be materially and adversely affected.

•	The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity. This integration process is complicated and time consuming and can also be disruptive to the customers and employees of the acquired business and our business. If the integration process is not conducted successfully, we may not realize the anticipated economic benefits of acquisitions within the expected time frame, or ever, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful.

•	To finance an acquisition, we may borrow funds or pursue other forms of financing, such as issuing voting and/or non-voting common stock or convertible preferred stock, which may have high dividend rights or may be highly dilutive to holders of our common stock, thereby increasing our leverage and diminishing our liquidity, or issuing capital stock, which could dilute the interests of our existing shareholders.

•	We may be unsuccessful in realizing the anticipated benefits from acquisitions. For example, we may not be successful in realizing anticipated cost savings. We also may not be successful in preventing disruptions in service to existing customer relationships of the acquired institution, which could lead to a loss in revenues.

In addition to the foregoing, we may face additional risks in acquisitions to the extent we acquire new lines of business or new products, or enter new geographic areas, in which we have little or no current experience, especially if we lose key employees of the acquired operations. Future acquisitions or business combinations also could cause us to incur debt or contingent liabilities or cause us to issue equity securities. These actions could negatively impact the ownership percentages of our existing shareholders, our financial condition and results of operations. In addition, we may not find candidates which meet our criteria for such transactions, and if we do find such a situation, our shareholders may not agree with the terms of such acquisition or business relationship.

In addition, our ability to grow may be limited if we cannot make acquisitions. We compete with other financial institutions with respect to proposed acquisitions. We cannot predict if or when we will be able to identify and attract acquisition candidates or make acquisitions on favorable terms.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome risks associated with acquisitions could have an adverse effect on our ability to successfully implement our acquisition growth strategy and grow our business and profitability.

If the goodwill that we recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of March 31, 2017, our goodwill totaled $29.9 million. There can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

We may not be able to continue growing our business, particularly if we cannot make acquisitions or increase loans and deposits through organic growth, either because of an inability to find suitable acquisition candidates, constrained capital resources or otherwise.

We have grown our consolidated assets from $300.5 million as of December 31, 2010 to $1.5 billion as of March 31, 2017, and our deposits from $236.4 million as of December 31, 2010 to $1.2 billion as of March 31, 2017. Some of this growth has resulted from several acquisitions that we have completed since 2010. While we intend to continue to grow our business through strategic acquisitions coupled with organic loan and deposit growth, we anticipate that much of our future growth will be dependent on our ability to successfully implement our acquisition growth strategy. A risk exists, however, that we will not be able to identify suitable additional candidates for acquisitions.

In addition, even if suitable targets are identified, we expect to compete for such businesses with other potential bidders, many of which may have greater financial resources than we have, which may adversely affect our ability to make acquisitions at attractive prices. Although we have historically been disciplined in pricing our acquisitions, there can be no assurance that the higher multiples being paid in bank acquisitions will not adversely impact our ability to execute acquisitions in the future or adversely affect the return we earn from such acquisitions.

Furthermore, many acquisitions we may wish to pursue would be subject to approvals by bank regulatory authorities, and we cannot predict whether any targeted acquisitions will receive the required regulatory approvals. Moreover, our ability to continue to grow successfully will depend to a significant extent on our capital resources. It also will depend, in part, upon our ability to attract deposits and lessen our dependence on larger deposit accounts, identify favorable loan and investment opportunities and on whether we can continue to fund growth while maintaining cost controls and asset quality, as well on other factors beyond our control, such as national, regional and local economic conditions and interest rate trends.

Paydowns on our acquired loan portfolio will result in reduced total loan yield, net interest income and net income if not replaced with other high-yielding loans.

Our total loan yield and net interest margin has been positively affected by the accretion of purchased loan discounts relating to loans acquired in prior acquisitions. As our acquired loan portfolio is paid down, we expect downward pressure on our total loan yield and net interest income to the extent that the run-off is not replaced with other high-yielding loans. The accretable yield represents the excess of the net present value of expected future cash flows over the acquisition date fair value and includes both the expected coupon of the loan and the discount accretion. For example, the total loan yield for the year ended December 31, 2016 and the three months ended March 31, 2017 was 5.8% and 5.5%, respectively, and the yield generated using only the expected coupon would have been 5.1% and 5.1%, during the same respective periods. Notwithstanding, if we are unable to replace loans in our existing portfolio with comparable high-yielding loans or a larger volume of loans, our total loan yield, net interest income and net income could be adversely affected.

As we expand our business outside of California markets, we will encounter risks that could adversely affect us.

We primarily operate in California markets with a concentration of Chinese-American individuals and businesses; however, one of our strategies is to expand beyond California into other domestic markets that have concentrations of Chinese-American individuals and businesses. We also currently have operations in Las Vegas, Nevada, including operating a branch office, and are currently looking for additional expansion opportunities in the San Francisco Bay area, New York City and Houston and, secondarily, San Diego and Riverside counties in southern California, Chicago and Phoenix. In the course of this expansion, we will encounter significant risks and uncertainties that could have a material adverse effect on our operations. These risks and uncertainties include increased expenses and operational difficulties arising from, among other things, our ability to attract sufficient business in new markets, to manage operations in noncontiguous market areas, to comply with all of the various local laws and regulations, and to anticipate events or differences in markets in which we have no current experience.

The accounting for loans acquired in connection with our acquisitions is based on numerous subjective determinations that may prove to be inaccurate and have a negative impact on our results of operations.

Loans acquired in connection with our acquisitions have been recorded at estimated fair value on their acquisition date without a carryover of the related allowance for loan losses. In general, the determination of estimated fair value of acquired loans requires management to make subjective determinations regarding discount rate, estimates of losses on defaults, market conditions and other factors that are highly subjective in nature. A risk exists that our estimate of the fair value of acquired loans will prove to be inaccurate and that we ultimately will not recover the amount at which we recorded such loans on our balance sheet, which would require us to recognize losses.

Loans acquired in connection with acquisitions that have evidence of credit deterioration since origination and for which it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. These credit-impaired loans, like non-credit-impaired loans acquired in connection with our acquisitions, have been recorded at estimated fair value on their acquisition date, based on subjective determinations regarding risk ratings, expected future cash flows and fair value of the underlying collateral, without a carryover of the related allowance for loan losses. We evaluate these loans quarterly to assess expected cash flows. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from non-accretable to accretable with a positive impact on interest income. Because the accounting for these loans is based on subjective measures that can change frequently, we may experience fluctuations in our net interest income and provisions for loan losses attributable to these loans. These fluctuations could negatively impact our results of operations.

Risks Related to Our Capital

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

We face significant capital and other regulatory requirements as a financial institution. Although management believes that funds raised in this offering will be sufficient to fund operations and growth initiatives for at least the next eighteen to twenty-four months based on our estimated future operations, we may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

We may not be able to efficiently deploy all of our capital, which would decrease our return on equity.

Following this offering, we will have equity capital that is well in excess of our required regulatory amounts. As a result, unless we are able to grow through organic growth in the near term, or through acquisitions or other strategic transactions, it is likely that our return on equity will decline in the near future.

Risks Related to Interest Rates

Fluctuations in interest rates may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

Shifts in short-term interest rates may reduce net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. When interest rates rise, the rate of interest we pay on our assets, such as loans, rises more quickly than the rate of interest that we receive on our interest-bearing liabilities, such as deposits, which may cause our profits to increase. When interest rates decrease, the rate of interest we pay on our assets, such as loans, declines more quickly than the rate of interest that we receive on our interest-bearing liabilities, such as deposits, which may cause our profits to decrease. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the underlying property may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their mortgages and other indebtedness at lower rates. At March 31, 2017, total loans were 84.1% of our average earning assets and exhibited a positive 8.6% sensitivity to rising interest rates in a 100 basis point parallel shock.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

Rising interest rates will result in a decline in value of the fixed-rate debt securities we hold in our investment securities portfolio. The unrealized losses resulting from holding these securities would be recognized in accumulated other comprehensive income (loss) and reduce total shareholders’ equity. Unrealized losses do not negatively impact our regulatory capital ratios; however, tangible common equity and the associated ratios would be reduced. If debt securities in an unrealized loss position are sold, such losses become realized and will reduce our regulatory capital ratios.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall, we could experience net interest margin compression as our interest earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. This would have a material adverse effect on our net interest income and our results of operations.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

As of March 31, 2017, the fair value of our securities portfolio was approximately $45.7 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.

Other Risks Related to Our Business

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our common stock.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our common stock may be materially adversely affected.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances or that it will adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use could be vulnerable to hardware and cyber security issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal or external sources, including our third-party vendors. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us, including our internet banking activities, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers.

We rely heavily on communications, information systems (both internal and provided by third parties) and the internet to conduct our business. Our business is dependent on our ability to process and monitor large numbers of daily transactions in compliance with legal, regulatory and internal standards and specifications. In addition, a significant portion of our operations relies heavily on the secure processing, storage and transmission of personal and confidential information, such as the personal information of our customers and clients. These risks may increase in the future as we continue to increase mobile payments and other internet-based product offerings and expand our internal usage of web-based products and applications.

In addition, several U.S. financial institutions have recently experienced significant distributed denial-of-service attacks, some of which involved sophisticated and targeted attacks intended to disable or degrade service, or sabotage systems. Other potential attacks have attempted to obtain unauthorized access to confidential information or destroy data, often through the introduction of computer viruses or malware, cyber-attacks and other means. To date, none of these type of attacks have had a material effect on our business or operations. Such security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. We are also subject to the risk that our employees may intercept and transmit unauthorized confidential or proprietary information. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action and reputational harm.

We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace them, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting standards could materially impact our financial statements.

From time to time, the FASB or the Securities and Exchange Commission, or SEC, may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

Liabilities from environmental regulations could materially and adversely affect our business and financial condition.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clear up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of any contaminated site, we may be subject to common law claims by third parties based on damages, and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.

As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management’s assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market area. We may experience operational challenges as we implement these new technology enhancements, or seek to implement them across all of our offices and business units, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, a risk exists that we will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

Confidential customer information transmitted through our online banking service is vulnerable to security breaches and computer viruses, which could expose us to litigation and adversely affect our reputation and ability to generate deposits.

We provide our customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and our ability to generate deposits.

We depend on the accuracy and completeness of information provided by customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon our customers’ representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

We face strong competition from financial services companies and other companies that offer banking and mortgage banking services, which could harm our business.

Our operations consist of offering banking and mortgage banking services to generate both interest and noninterest income. Many of our competitors offer the same, or a wider variety of, banking and related financial services within our market areas. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in our market areas. Additionally, we face growing competition from so-called “online businesses” with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment service providers. Increased competition in our markets may result in reduced loans, deposits and commissions and brokers’ fees, as well as reduced net interest margin and profitability. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking and mortgage loan customers and expand our sales market for such loans, we may be unable to continue to grow our business, and our financial condition and results of operations may be adversely affected.

Risks Related to Legislative and Regulatory Developments

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

The Dodd-Frank Act, among other things, imposed new capital requirements on bank holding companies; changed the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC’s authority to raise insurance premiums. The Dodd-Frank Act established the CFPB, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as the Bank. Although legislation has been introduced to reduce regulatory requirements, including the Financial Choice Act of 2017 described below, compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The proposed Financial Choice Act of 2016 was introduced in June 2016, subsequently adopted in the Financial Services Committee, but it never advanced to the full House of Representatives. It would have amended the Dodd-Frank Act to repeal the “Volcker Rule,” which restricts banks from making certain speculative investments; eliminate the FDIC’s orderly liquidation authority for the winding down of failing banks and establish new provisions regarding financial institution bankruptcy; and repeal the “Durbin Amendment,” which limits the fees that may be charged to retailers for debit card processing. Certain banks may exempt themselves from specified regulatory standards if they maintain a certain ratio of capital to total assets and meet other specified requirements. The bill would remove the Financial Stability Oversight Council’s authority to designate non-bank financial institutions and financial market utilities as “systemically important.” Under current law, entities so designated are subject to additional regulatory restrictions. Designations made previously would be retroactively repealed. The bill would also amend the Consumer Financial Protection Act of 2010 to restructure the CFPB by replacing its director with a bipartisan commission; subject the commission to the congressional appropriations process, expanded judicial review, and additional congressional oversight; and limit the commission’s authority to take action against entities for abusive practices.

A modified version of the Financial Choice Act was introduced on April 19, 2017, which passed the House of Representatives on June 8, 2017 and has now moved to the Senate for consideration, that retains many of the principles of the original Financial Choice Act, but with certain modifications, including certain banks may exempt themselves from specified regulatory standards if they maintain a certain ratio of capital to total assets without meeting additional requirements, providing additional relief from and changes to the existing stress-testing regime, removing the FDIC from the Dodd-Frank resolution plan process, further modifying the CFPB’s jurisdiction, functions and governance structure by renaming the agency and having it led by a single director appointed and removable at will by the President, and placing limits and guidelines applicable to the federal regulatory agencies’ enforcement, rulemaking and supervisory authority.

In addition, other new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

As a result of the Dodd-Frank Act and recent rulemaking, we are subject to more stringent capital requirements.

In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting certain changes required by the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $1.0 billion). Basel III not only increases most of the required minimum regulatory capital ratios, it introduces a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also expands the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a “well-capitalized” depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a Tier 1 leverage ratio of 5% or more. The Basel III capital rules became effective as applied to us and the Bank on January 1, 2015 with a phase-in period that generally extends through January 1, 2019 for many of the changes.

The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC, and the DBO periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution’s compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The Federal Reserve may require us to commit capital resources to support the Bank.

As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve’s policy on serving as a source of financial strength. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, if our competitors were extending credit on terms we found to pose excessive risks, or at interest rates which we believed did not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance.

Risks Related to this Offering and an Investment in Our Common Stock

An active, liquid trading market for our common stock may not develop for several reasons, including that the directors and their affiliates will retain a substantial ownership interest in the Company, and you may not be able to sell your common stock at or above the public offering price, or at all.

Prior to this offering, there has been no public market for our common stock. In addition, our directors collectively currently own 31.5% of our issued and outstanding shares of common stock, and when aggregated with the holdings of their extended families and their affiliated entities, they collectively own 66.8% of our issued and outstanding shares of common stock. After completion of this offering, our directors collectively are expected to own 24.6% of our issued and outstanding shares of common stock, and when aggregated with the holdings of their extended families and their affiliated entities, they are expected to collectively own 53.1% of our issued and outstanding shares of common stock. This relatively concentrated ownership may result in a lack of liquidity for our shares of common stock. As a result, an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The Company’s directors may have interests that differ from other shareholders, and such directors have ownership interests in the Company that, when aggregated with holdings of their extended families and their affiliated entities, may allow such individuals and entities to take certain corporate actions without the consent of other shareholders.

Prior to the completion of this offering, our directors collectively have a 31.5% ownership interest in the Company, and when aggregated with the holdings of their extended families and their affiliated entities, they collectively have a 66.8% ownership interest in the Company. After the completion of this offering, our directors collectively are expected to have approximately a 24.6% ownership interest in the Company, and when aggregated with the holdings of their extended families and their affiliated entities, they collectively are expected to have a 53.1% ownership interest in the Company. See “Principal and Selling Shareholders” on page 165 and “Principal Family Shareholders” on page 168.

As a result, our directors, when aggregated with the holdings of their extended families and their affiliated entities, initially may be able to elect our entire board of directors, control the management and policies of the Company and, in general, determine, without the consent of the other shareholders, the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of the Company, and will be able to prevent or cause a change in control of the Company.

The price of our common stock could be volatile following this offering.

The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

•	actual or anticipated variations in our quarterly results of operations;

•	recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the financial services industry generally;

•	perceptions in the marketplace regarding us and/or our competitors;

•	new technology used, or services offered, by competitors; and

•	changes in government regulations.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts do cover us and our common stock and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

Our dividend policy may change.

We have paid annual dividends to our shareholders for the past three years of between $0.20 and $0.30 per share, with our last annual dividend of $0.30 per share that was paid in the first quarter of 2017 based upon our 2016 earnings. We plan to change our dividend policy and practice to pay quarterly dividends, starting in the fourth quarter of 2017 and quarterly thereafter. We expect that the amount to be paid annually will be equal to 20% (or 5% per quarter) of our basic earnings per share for the four quarters immediately preceding the proposed payment. Based on this formula for paying dividends, if this quarterly dividend policy had been in effect for the quarter ended March 31, 2017, we would have paid a dividend of $0.08 per share. We have no obligation to pay dividends and we may change our dividend policy at any time without notice to our shareholders. Holders of our common stock are only entitled to receive such cash dividends as our board of directors, in its discretion, may declare out of funds legally available for such payments. Furthermore, consistent with our strategic plans, growth initiatives, capital availability and requirements, projected liquidity needs, financial condition, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends paid to our common shareholders.

We are a separate and distinct legal entity from our subsidiaries, including the Bank. We receive substantially all of our revenue from dividends from the Bank and RAM, which we use as the principal source of funds to pay our expenses. Various federal and/or state laws and regulations limit the amount of dividends that the Bank and certain of our non-bank subsidiaries may pay us. Such limits are also tied to the earnings of our subsidiaries. If the Bank does not receive regulatory approval or if our subsidiaries’ earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, our ability to pay our expenses and our business, financial condition or results of operations could be materially and adversely impacted.

Shares of certain shareholders may be sold into the public market in the near future. This could cause the market price of our common stock to drop significantly.

In connection with this offering, we, our directors, our executive officers and certain of our shareholders have each agreed to enter into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of this prospectus, subject to an extension in certain circumstances. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up agreements at any time without notice. In addition, after this offering, approximately 8,592,995 shares of our common stock that are currently issued and outstanding will not be subject to lock-up. We also have outstanding options to purchase 2,310,904 shares of our common stock as of March 31, 2017 that may be exercised and sold, and we have the ability to issue options exercisable for up to an additional 1,353,207 shares of common stock pursuant to our 2017 Omnibus Stock Incentive Plan. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be.

Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. A portion of the proceeds are expected to be used to provide additional capital as a cushion against minimum regulatory capital requirements, which may tend to reduce our return on equity as opposed to if such proceeds were used for further growth. Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.

As a private company, we are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company after completion of this offering, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. Although we are currently an emerging growth company and have elected additional transitional relief available to emerging growth companies, if we are unable to continue to qualify as an emerging growth company in the future or we are unable to qualify as a smaller reporting company under applicable SEC rules, then our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting, beginning as of that second annual report.

If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial statements and reports; our liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, the Board of Governors of the Federal Reserve System, the FDIC, the DBO or other regulatory authorities, which could require additional financial and management resources. These events could have an adverse effect on our business, financial condition and results of operations.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than our existing net tangible book value per share. As a result, you will incur immediate dilution of $9.87 per share, representing the difference between the assumed public offering price of $23.00 per share (the mid-point of the range set forth on the cover page of this prospectus) and our adjusted net tangible book value per share after giving effect to this offering. This represents 42.9% dilution from the public offering price. If the underwriters exercise their option to purchase additional shares from us in full, you will incur an immediate dilution of $9.62 per share to new investors. This represents 41.8% dilution from the public offering price.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock, up to the 100 million shares of voting common stock and 100 million shares of preferred stock authorized in our articles of incorporation, which in each case could be increased by a vote of a majority of our shares. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Although there are currently no shares of our preferred stock issued and outstanding, our articles of incorporation authorize us to issue up to 100 million shares of one or more series of preferred stock. The board also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

The holders of our debt obligations and preferred stock, if any, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

In any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us. As of March 31, 2017, we had outstanding $50 million of subordinated notes and $3.4 million of subordinated debt (which reflects a discount of $1.8 million to the aggregate principal balance of $5.2 million as a result of purchase accounting adjustments).

As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to our debt holders have been satisfied and holders of subordinated debt and senior equity securities, including preferred shares, if any, have received any payment or distribution due to them. In addition, we are required to pay interest on our subordinated notes and dividends on our trust preferred securities and preferred stock before we pay any dividends on our common stock.

Provisions in our charter documents and California law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Provisions of our charter documents and the California General Corporation Law, or the CGCL, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

We are an “emerging growth company,” and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as described in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have irrevocably “opted out” of this provision, and we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies.

We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive if we rely on the exemptions, which may result in a less active trading market and increased volatility in our stock price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “goal,” “target,” “outlook,” “aim,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk Factors” or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or the following:

•	business and economic conditions, particularly those affecting the financial services industry and our primary market areas;

•	our ability to successfully manage our credit risk and the sufficiency of our allowance for loan loss;

•	factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our commercial borrowers and the success of construction projects that we finance, including any loans acquired in acquisition transactions;

•	compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters, and our ability to maintain licenses required in connection with commercial mortgage origination, sale and servicing operations;

•	our ability to identify and address cyber-security risks, fraud and systems errors;

•	risks related to our acquisition strategy, including our ability to identify suitable acquisition candidates, exposure to potential asset and credit quality risks and unknown or contingent liabilities, the time and costs of integrating systems, procedures and personnel, the need for capital to finance such transactions, our ability to obtain required regulatory approvals and possible failures in realizing the anticipated benefits from acquisitions;

•	our ability to effectively execute our strategic plan and manage our growth;

•	accounting treatment for loans acquired in connection with our acquisitions;

•	changes in our senior management team and our ability to attract, motivate and retain qualified personnel;

•	governmental monetary and fiscal policies, and changes in market interest rates;

•	liquidity issues, including fluctuations in the fair value and liquidity of the securities we hold for sale and our ability to raise additional capital, if necessary;

•	incremental costs and obligations associated with operating as a public company;

•	effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	the impact of any claims or legal actions to which we may be subject, including any effect on our reputation;

•	changes in federal tax law or policy; and

•	risks related to this offering.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. Because of these risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the results indicated by the forward looking statements in this prospectus. In addition, our past results of operations are not necessarily indicative of our future results. You should not rely on any forward looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $44.3 million (or approximately $54.0 million if the underwriters exercise their option to purchase additional shares from us in full), based on an assumed public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. Each $1.00 increase or decrease in the assumed public offering price of $23.00 per share would increase or decrease the net proceeds to us from this offering by approximately $2.0 million (or approximately $2.4 million if the underwriters exercise their purchase option in full). We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

We intend to contribute $25 million of the net proceeds that we receive from this offering to the Bank, and to use the remainder for general corporate purposes, which could include future acquisitions and other growth initiatives. We do not have any current specific plan for such remaining net proceeds, and do not have any current plans, arrangements or understandings to make any material acquisitions or to establish any de novo bank branches. Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors.

DIVIDEND POLICY

It has been our practice to pay annual dividends to holders of our common stock. We have paid annual dividends to our shareholders for the past three years of between $0.20 and $0.30 per share, with our last annual dividend of $0.30 per share paid in the first quarter of 2017 based upon our 2016 earnings. We plan to change our dividend policy and practice to pay quarterly dividends, starting in the fourth quarter of 2017 and quarterly thereafter. We expect that the amount to be paid annually will be equal to 20% (or 5% per quarter) of our basic earnings per share for the four quarters immediately preceding the proposed payment. Based on this formula for paying dividends, if this quarterly dividend policy had been in effect for the quarter ended March 31, 2017, we would have paid a dividend of $0.08 per share. We have no obligation to pay dividends and we may change our dividend policy at any time without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant.

The following table shows recent annual cash dividends on our common stock during the periods indicated.

Year	Amount Per Share		Payment Date
2017	$0.30	(1)	February 28, 2017
2016	$0.20		April 30, 2016
2015	$0.25		April 30, 2015

(1)	The amount reflected reflects dividends declared and paid during the first fiscal quarter of 2017 as a result of our earnings for the year ended December 31, 2016.

In addition, we paid a 5% stock dividend on April 30, 2014 and a 2.5% stock dividend on April 30, 2015.

Dividend Restrictions

Under the terms of our subordinated notes issued in March 2016 and the related subordinated note purchase agreements, we are not permitted to declare or pay any dividends on our capital stock if an event of default occurs under the terms of the subordinated notes.

As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See “Supervision and Regulation—The Company—Dividend Payments.” In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See “Supervision and Regulation—The Bank—Dividend Payments.”

CAPITALIZATION

The following table shows the Company’s capitalization, including regulatory capital ratios, on a consolidated basis, as of March 31, 2017:

•	on an actual basis; and

•	on an as adjusted basis after giving effect to the net proceeds from the sale of 2,107,756 shares by us (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $23.00 per share, the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses.

In March 2016, we downstreamed $35.0 million of the subordinated notes issued by the Company to the Bank as equity. As a result, as of March 31, 2017, the Company’s investment in subsidiaries of $222.2 million exceeds our consolidated equity of $183.5 million by $38.7 million, representing double leverage of approximately 121%.

You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2017
(Dollars in thousands)	Actual	As adjusted (4)
Long-term debt:
Long-term debt (1)	$49,419	$49,419
Subordinated debentures (2)	3,357	3,357

Total long-term debt	52,776	52,776
Shareholders’ equity:
Preferred stock, no par value per share, 100,000,000 shares authorized, no shares outstanding actual and as adjusted	–	–
Common stock, no par value per share, 100,000,000 shares authorized, 12,827,803 shares outstanding actual and 14,935,559 shares outstanding as adjusted	142,651	186,908
Additional paid-in capital	8,615	8,615
Retained earnings	32,429	32,429
Accumulated other comprehensive income	(199)	(199)
Total shareholders’ equity	183,496	227,753

Total capitalization	$236,272	$280,529

Capital ratios (consolidated):
Tangible common equity to tangible assets (3)	10.3%	12.9%
Tier 1 leverage to average assets	11.1	13.9
Tier 1 common capital to risk-weighted assets	12.9	16.6
Tier 1 capital to risk-weighted assets	13.2	16.9
Total capital to risk-weighted assets	18.6	22.3

(1)	Consists of 6.50% fixed-to-floating rate subordinated notes which qualify as Tier 2 capital and which were issued in March 2016 and raised proceeds of $49.4 million.
(2)	Consists of subordinated debentures issued by the companies we acquired to a statutory trust which then issued trust preferred securities to the public. Amount shown reflects a discount of $1.8 million to the aggregate principal balance of $5.2 million as a result of purchase accounting adjustments.
(3)	Tangible common equity to tangible assets is a non-GAAP financial measure. See “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures” for a reconciliation of this measure to its most comparable GAAP measure.
(4)	A $1.00 increase (decrease) in the assumed public offering price of $23.00 per share would increase (decrease) the as adjusted amount of each of common stock, total shareholders’ equity and total capitalization by approximately $2.0 million, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.

The table assumes the underwriters do not exercise their option to purchase additional shares from us.

DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will experience immediate book value dilution to the extent the public offering price per share exceeds our net tangible book value per share immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

Our net tangible book value at March 31, 2017 was $151.9 million, or $11.84 per share based on the number of shares outstanding as of such date. After giving effect to our sale of 2,107,756 shares in this offering at an assumed public offering price of $23.00 per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses, our as adjusted net tangible book value at March 31, 2017 would have been approximately $196.1 million, or $13.13 per share. Therefore, under those assumptions this offering would result in an immediate increase of $1.29 in the net tangible book value per share to our existing shareholders, and immediate dilution of $9.87 in the net tangible book value per share to investors purchasing shares in this offering. The following table illustrates this per share dilution.

Assumed public offering price per share		$23.00
Net tangible book value per share at March 31, 2017	$11.84
Increase in net tangible book value per share attributable to this offering	1.29

As adjusted net tangible book value per share after this offering		13.13

Dilution in net tangible book value per share to new investors		$9.87

If the underwriters exercise their option to purchase additional shares from us in full, the as adjusted net tangible book value after giving effect to this offering would be $13.38 per share. This represents an increase in net tangible book value of $1.54 per share to existing shareholders and dilution of $9.62 per share to new investors.

A $1.00 increase (decrease) in the assumed public offering price of $23.00 per share, which is the midpoint of the price range on the cover of this prospectus, would increase (decrease) our net tangible book value by $2.0 million, or $0.13 per share, and the dilution to new investors would be $10.74 per share, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.

The following table sets forth information regarding the shares issued to, and consideration paid by, our existing shareholders and the shares to be issued to, and consideration to be paid by, investors in this offering at an assumed public offering price of $23.00 per share, which is the midpoint of the price range on the cover of this prospectus, before deducting underwriting discounts and estimated offering expenses.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount (in thousands)	Percent
Shareholders as of March 31, 2017	–	–%	$–	–%	$–
Investors in this offering	3,000,000	100.0	69,000,000	100	23.00

Total	3,000,000	100.0%	$69,000,000	100%	$23.00

The tables above exclude 2,310,904 shares of common stock issuable upon exercise of stock options outstanding at March 31, 2017 at a weighted average exercise price of $10.33 per share. To the extent that such options are exercised, or other equity awards are issued, investors participating in the offering will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data as of the dates and for the periods shown. The selected balance sheet data as of December 31, 2016 and 2015 and the selected income statement data for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2014, 2013 and 2012 and the selected income statement data for the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated financial data as of and for the three months ended March 31, 2017 and 2016 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus or derived from our internal financial statements and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

As described elsewhere in this prospectus, we have consummated several acquisitions in recent fiscal periods. The results and other financial data of these acquired operations are not included in the table below for the periods prior to their respective acquisition dates and, therefore, the financial data for these prior periods is not comparable in all respects and are not necessarily indicative of our future results. You should read the following financial data in conjunction with the other information contained in this prospectus, including under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the financial statements and related notes included elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Selected balance sheet data:
Assets:
Cash, cash equivalents and time deposits	$167,647	$91,445	$119,058	$121,353	$106,895	$35,874	$62,008
Investment securities available for sale, at fair value	39,155	31,082	39,277	20,416	24,931	61,548	169,839
Investment securities held to maturity, at amortized cost	6,206	6,669	6,214	6,678	6,710	6,742	7,125

Total investment securities	45,361	37,751	45,491	27,094	31,641	68,290	176,964
Mortgage loans held for sale, at fair value	66,555	76,124	44,345	41,496	45,604	–	–
Total loans (gross)	1,139,563	1,165,772	1,110,446	792,362	700,435	576,629	327,316
Allowance for loan losses	(14,186)	(10,798)	(14,162)	(10,023)	(8,848)	(7,549)	(7,122)

Total loans (net)	1,125,377	1,154,974	1,096,284	782,339	691,587	569,080	320,194
Premises and equipment, net	6,538	6,988	6,585	6,860	7,014	7,146	2,792
Other real estate owned	833	293	833	293	1,161	1,511	1,425
Servicing right, at lower of cost or market	4,223	2,435	3,704	2,105	720	–	–
Core deposit intangible	1,699	2,104	1,793	466	582	714	–
Goodwill	29,940	29,940	29,940	4,001	4,001	4,001	789

Total intangible assets	31,639	32,044	31,733	4,467	4,583	4,715	789
Cash surrender value of life insurance policies	32,142	21,538	21,958	21,398	20,819	20,211	–
Other assets	25,433	24,981	25,560	15,679	15,867	16,583	12,312

Total assets	$1,505,748	$1,448,573	$1,395,551	$1,023,084	$925,891	$723,410	$576,484

Liabilities:
Noninterest-bearing deposits	$215,652	$153,664	$174,272	$114,647	$105,347	$89,129	$56,502
Interest-bearing deposits	1,032,605	1,077,623	978,491	738,770	662,017	484,950	386,176

Total deposits	1,248,257	1,231,287	1,152,763	853,417	767,364	574,079	442,678
FHLB advances	10,000	–	–	–	–	7,000	–
Long-term debt	49,419	40,150	49,383	–	–	–	–
Subordinated debentures	3,357	3,255	3,334	–	–	–	–
Other liabilities	11,219	6,908	8,486	6,022	6,546	4,339	25,693

Total liabilities	1,322,252	1,281,600	1,213,966	859,439	773,910	585,418	468,371

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Shareholders’ equity:
Common stock	142,651	141,873	142,651	141,873	136,212	125,707	102,365
Additional paid-in capital	8,615	7,920	8,417	7,706	6,373	5,201	3,817
Retained earnings	32,429	17,100	30,784	14,259	9,448	7,374	370
Accumulated other comprehensive income (loss)	(199)	80	(267)	(193)	(52)	(290)	1,561

Total shareholders’ equity	183,496	166,973	181,585	163,645	151,981	137,992	108,113

Total liabilities and shareholders’ equity	$1,505,748	$1,448,573	$1,395,551	$1,023,084	$925,891	$723,410	$576,484

Credit quality data:
Loans 30-89 days past due	$2,525	$731	$343	$271	$4,481	$662	$122
Loans 30-89 days past due to total loans	0.22%	0.06%	0.03%	0.03%	0.64%	0.11%	0.04%
Nonperforming loans (1)	6,109	7,035	6,133	6,112	4,059	5,225	8,368
Nonperforming loans to total loans (1)	0.54	0.63	0.55	0.77	0.58	0.91	2.56
Nonperforming assets (2)	6,942	7,598	6,966	6,405	5,220	6,736	9,793
Nonperforming assets to total assets (2)	0.46	0.52	0.50	0.63	0.56	0.93	1.70
Allowance for loan losses to total loans (1)	1.24	0.93	1.28	1.26	1.26	1.31	2.18
Allowance for loan losses to nonperforming loans (1)	232.22	147.82	230.91	163.99	217.98	144.48	85.11
Net charge-offs to average loans	–%	0.02%	0.08%	0.03%	0.02%	0.25%	–%

Selected income statement data:
Interest and fees on loans	$16,033	$13,655	$65,888	$41,026	$36,614	$29,653	$20,967
Interest on investment securities	278	211	872	553	969	2,167	3,112
Interest on federal funds and other	448	233	1,429	934	566	251	366
Interest expense	3,245	2,064	11,707	6,936	4,522	3,367	4,410

Net interest income	13,514	12,035	56,482	35,577	33,627	28,704	20,035
Provision for loan losses	–	998	4,974	1,386	1,446	1,613	2,058

Net interest income after provision for loan losses	13,514	11,037	51,508	34,191	32,181	27,091	17,977
Noninterest income	2,432	1,351	8,966	7,862	5,496	3,377	2,323
Noninterest expense	6,578	7,682	27,906	20,084	20,112	18,154	13,259

Income before income taxes	9,368	4,706	32,568	21,969	17,565	12,314	7,041
Income tax expense	3,875	1,866	13,489	8,996	7,137	5,310	2,995

Net income	$5,493	$2,840	$19,079	$12,973	$10,428	$7,004	$4,046

Per share data (common stock):
Earnings:
Basic	$0.43	$0.22	$1.49	$1.02	$0.82	$0.60	$0.46
Diluted (3)	0.40	0.21	1.39	0.96	0.79	0.59	0.45
Dividends declared	0.30	–	0.20	0.25	–	–	–
Book value (4)	14.30	13.07	14.16	12.81	11.95	11.00	10.34
Tangible book value (5)	11.84	10.57	11.68	12.46	11.59	10.62	10.27

Weighted average shares outstanding:
Basic	12,827,803	12,770,571	12,800,990	12,761,832	12,642,060	11,609,166	8,872,095
Diluted	13,725,721	13,669,857	13,695,900	13,552,682	13,170,685	11,874,808	8,937,413
Shares outstanding at period end	12,827,803	12,770,571	12,827,803	12,770,571	12,720,659	12,547,201	10,455,135

Adjusted earnings metrics:
Adjusted earnings (5)	4,861	3,171	17,924	11,604	8,498	5,190	2,425
Adjusted diluted earnings per share (5)	0.35	0.23	1.31	0.86	0.65	0.44	0.27
Adjusted return on average assets (5)	1.37%	1.06%	1.32%	1.16%	1.05%	0.79%	0.42%
Adjusted return on average tangible common equity (5)	12.97	8.50	12.34	7.58	6.02	4.30	2.69

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Performance metrics:
Return on average assets	1.55%	0.95%	1.41%	1.29%	1.29%	1.06%	0.70%
Return on average shareholders’ equity	12.13	6.86	11.08	8.23	7.15	5.64	4.45
Return on average tangible common equity (5)	14.66	7.61	13.14	8.47	7.39	5.80	4.49
Yield on earning assets	5.04	4.81	5.35	4.44	5.01	5.14	4.41
Cost of average interest-bearing liabilities	1.24	0.92	1.15	0.96	0.82	0.77	1.09
Net interest spread	3.80	3.89	4.20	3.48	4.19	4.37	3.32
Net interest margin (6)	4.06	4.11	4.43	3.72	4.41	4.60	3.62
Efficiency ratio (7)	44.24	52.54	42.38	48.73	56.07	62.69	67.87
Common stock dividend payout ratio (8)	20.13	–	19.61	30.49	–	–	–
Loan to deposit ratio	91.29	94.68	96.33	92.85	91.28	100.44	73.94
Adjusted loan to deposit ratio (9)	94.84	95.27	102.13	98.65	92.45	102.53	80.60
Core deposits / total deposits (10)	69.23	69.24	67.83	66.55	66.12	73.55	71.37
Adjusted core deposits / total deposits (11)	76.11	81.74	78.47	76.15	75.37	94.24	89.98
Net non-core funding dependency ratio (12)	13.59	12.36	12.20	6.08	6.51	9.14	(0.71)
Adjusted net non-core funding dependency ratio (13)	9.18	10.46	8.90	7.60	10.27	0.96	(2.27)

Regulatory and other capital ratios—consolidated:
Tangible common equity to tangible assets (5)	10.30%	9.53%	10.99%	15.63%	16.00%	18.54%	18.64%
Tier 1 leverage ratio	11.07	11.70	10.99	15.28	16.81	18.52	17.50
Tier 1 common capital to risk-weighted assets (14)	12.88	10.91	13.30	20.23	N/A	N/A	N/A
Tier 1 capital to risk-weighted assets	13.15	11.13	13.55	20.23	20.47	22.22	25.54
Total capital to risk-weighted assets	18.58	15.20	19.16	21.48	21.72	23.47	26.79

Regulatory capital ratios—bank only:
Tier 1 leverage ratio	13.21	13.54	12.81	13.94	15.03	15.28	15.62
Tier 1 common capital to risk-weighted assets (14)	15.69	12.88	15.81	18.48	N/A	N/A	N/A
Tier 1 capital to risk-weighted assets	15.69	12.88	15.81	18.48	18.31	18.36	22.82
Total capital to risk-weighted assets	16.94%	13.77%	17.06%	19.73%	19.57%	19.61%	24.08%

(1)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings. Nonperforming loans exclude PCI loans acquired in prior acquisitions. Nonperforming loans include a SBA guaranteed loan at March 31, 2017 and 2016 and December 31, 2016 and 2015 as to which we received a $3.6 million payment in July 2017 pursuant to a SBA loan guaranty. See “Recent Developments—Preliminary Second Quarter Highlights (Unaudited)” on page 15.
(2)	Nonperforming assets include nonperforming loans and other repossessed assets. As discussed in footnote 1, above, nonperforming loans exclude PCI loans. This ratio may therefore not be comparable to a similar ratio of our peers.
(3)	Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing earnings to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing earnings by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options using the treasury stock method.
(4)	For purposes of computing book value per common share, book value equals total common shareholders’ equity.
(5)	Tangible book value per share, adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on average tangible common equity, return on average tangible common equity and tangible common equity to tangible assets are non-GAAP financial measures. See “—Non-GAAP Financial Measures” for a reconciliation of these measures to their most comparable GAAP measures.
(6)	Net interest margin is presented on a fully taxable equivalent, or FTE, basis. Our management believes that measuring net interest margin, net of purchase accounting accretion, is useful when assessing our net interest margin as compared to the net interest margin of banks that do not reflect purchase accounting adjustments because they are not active acquirers of financial institutions.
The effect of accretion income from acquired loans on our net interest margin was an increase of 0.32% and 0.24% for the three months periods ended March 31, 2017 and March 31, 2016, respectively. The effect of accretion income from acquired loans on our net interest margin was an increase of 0.59%, 0.11%, 0.33%, 0.54% and 0.34%, for the twelve-month periods ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively. We anticipate that the impact of purchase accounting on our net interest margin will decrease as our acquired loans are paid off, charged off, foreclosed upon or sold.
(7)	Efficiency ratio represents noninterest expenses, as adjusted, divided by the sum of fully taxable equivalent net interest income plus noninterest income, as adjusted. Noninterest expense adjustments exclude integration and acquisition related expenses. Noninterest income adjustments exclude bargain purchase gains, realized gains or losses from the sale of investment securities, gains or losses on sale of other assets and CDFI Fund grant.
(8)	Common stock dividend payout ratio represents dividends per share divided by basic earnings per share. See “Dividend Policy.” The common stock dividend payout ratio reflected for the three months ended March 31, 2017 represents the dividend declared and paid by the Company in the first fiscal quarter of 2017 based on the Company’s earning for the 12 months ended December 31, 2016. The common stock dividend payout ratio reflected for the years ended December 31, 2016 and 2015 represent the dividends declared and paid by the Company during 2016 and 2015 based on the Company’s earnings for the 12 months ended December 31, 2015 and 2014, respectively.

(9)	For the purposes of calculating the loan to deposit ratio, short-term loans with maturities of less than 90-days, specifically “Term Fed Funds” and purchased receivables are not included as loans as defined by the regulatory agencies.
(10)	The Bank measures core deposits by reviewing all relationships over $250,000 on a quarterly basis. After discussions with our regulators on the proper way to measure core deposits, we now track all deposit relationships over $250,000 on a quarterly basis and consider a relationship to be core if there are any three or more of the following: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) deposits at market interest rates; and (vii) longevity of the relationship with us. We consider all deposit relationships under $250,000 as a core relationship except for time deposits originated through an internet service. This differs from the traditional definition of core deposits which is demand and savings deposits plus time deposits less than $250,000. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base.
(11)	Adjusted core deposits ratio is a ratio management uses to measure core deposits. See “Selected Historical Consolidate Financial Data—Non-GAAP Financial Measures”.
(12)	Net non-core funding dependency ratio represents the degree to which the Bank is funding longer term assets with non-core funds. We calculate this ratio as non-core liabilities, less short term investments, divided by long term assets.
(13)	Adjusted non-core funding dependency ratio is a ratio management uses to measure dependency on non-core deposits. To determine non-core liabilities we review each deposit relationship using the criteria for determining whether a relationship is core as described in footnote 11 above.
(14)	The Tier 1 common capital to risk-weighted assets ratio is required under the Basel III Final Rules, which became effective for the Company and the Bank on January 1, 2015. Accordingly, this ratio is shown as not applicable (“N/A”) for periods ending prior to January 1, 2015.

Non-GAAP Financial Measures

Some of the financial measures included in this prospectus are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include “tangible common equity to tangible assets,” “tangible book value per share,” “return on average tangible common equity,” “adjusted earnings,” “adjusted diluted earnings per share,” “adjusted return on average assets,” and “adjusted return on average tangible common equity.” Our management uses these non-GAAP financial measures in its analysis of our performance.

Tangible Common Equity to Tangible Assets Ratio and Tangible Book Value Per Share. The tangible common equity to tangible assets ratio and tangible book value per share are non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. We calculate: (i) tangible common equity as total shareholders’ equity less goodwill and other intangible assets (excluding mortgage servicing rights); (ii) tangible assets as total assets less goodwill and other intangible assets; and (iii) tangible book value per share as tangible common equity divided by shares of common stock outstanding.

Our management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share and related measures should not be considered in isolation or as a substitute for total shareholders’ equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles shareholders’ equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets, and calculates our tangible book value per share:

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Tangible common equity:
Total shareholders’ equity	$183,496	$166,973	$181,585	$163,645	$151,981	$137,992	$108,113
Adjustments
Goodwill	(29,940)	(29,940)	(29,940)	(4,001)	(4,001)	(4,001)	(789)
Core deposit intangible	(1,699)	(2,104)	(1,793)	(466)	(582)	(714)	–

Tangible common equity	$151,857	$134,929	$149,852	$159,178	$147,398	$133,277	$107,324

Tangible assets:
Total assets-gaap	1,505,748	1,448,573	1,395,551	1,023,084	925,891	723,410	576,484
Adjustments
Goodwill	(29,940)	(29,940)	(29,940)	(4,001)	(4,001)	(4,001)	(789)
Core deposit intangible	(1,699)	(2,104)	(1,793)	(466)	(582)	(714)	–

Tangible assets	$1,474,109	$1,416,529	$1,363,818	$1,018,617	$921,308	$718,695	$575,695

Common shares outstanding	12,827,803	12,770,571	12,827,803	12,770,571	12,720,659	12,547,201	10,455,135
Tangible common equity to tangible assets ratio	10.30%	9.53%	10.99%	15.63%	16.00%	18.54%	18.64%

Tangible book value per share	$11.84	$10.57	$11.68	$12.46	$11.59	$10.62	$10.27

Return on Average Tangible Common Equity. Management measures return on average tangible common equity (ROATCE) to assess the Company’s capital strength and business performance. Tangible equity excludes goodwill and other intangible assets (excluding mortgage servicing rights), and is reviewed by banking and financial institution regulators when assessing a financial institution’s capital adequacy. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles return on average tangible common equity to its most comparable GAAP measure:

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Net income available to common shareholders	$5,493	$2,840	$19,079	$12,973	$10,428	$7,004	$4,046
Average shareholder’s equity	183,666	166,410	172,140	157,615	145,781	124,103	90,872
Adjustments
Goodwill	(29,940)	(15,158)	(25,167)	(4,001)	(4,001)	(2,804)	(789)
Core deposit intangible	(1,755)	(1,236)	(1,779)	(526)	(649)	(479)	–

Average tangible common equity	$151,971	$150,016	$145,194	$153,088	$141,131	$120,820	$90,083

Return on average tangible common equity	14.66%	7.61%	13.14%	8.47%	7.39%	5.80%	4.49%

Adjusted Earnings Metrics. Management uses the measure adjusted earnings to assess the performance of our core business and the strength of our capital position. We believe that this non-GAAP financial measure provides meaningful additional information about us to assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets and adjusted return on average tangible common equity to their most comparable GAAP measures:

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Income before taxes - GAAP	9,368	4,706	32,568	21,969	17,565	12,314	7,041
Adjustments to interest income
Accretion of purchase discounts	(1,078)	(714)	(7,501)	(1,081)	(2,490)	(3,367)	(1,899)
Provision for loan losses	–	500	3,793	–	–	–	–
Adjustments to noninterest income
Gain on sale of OREO	–	–	–	(1,218)	(493)	(460)	(761)
Gain on sale on investment securities, net	–	–	(19)	(78)	(268)	(179)	(162)
Bank enterprise award (“BEA”) grant	–	–	–	–	–	(415)	–
Bargain purchase gain	–	–	–	–	–	–	–
Adjustments to other expenses
Integration and acquisition expenses	–	762	1,746	75	–	815	–

Total adjustments to income	(1,078)	548	(1,981)	(2,302)	(3,251)	(3,606)	(2,822)

Adjusted earnings pre - tax	8,290	5,254	30,587	19,667	14,314	8,708	4,219
Adjusted taxes	3,429	2,083	12,663	8,063	5,816	3,518	1,794

Adjusted earnings non - GAAP	4,861	3,171	17,924	11,604	8,498	5,190	2,425

Adjusted diluted earnings per share	$0.35	$0.23	$1.31	$0.86	$0.65	$0.44	$0.27
Weighted average diluted common shares outstanding	13,725,721	13,669,857	13,695,900	13,552,682	13,170,685	11,874,808	8,937,413
Average assets	1,437,401	1,202,197	1,357,234	1,002,422	809,784	658,515	575,694
Adjusted return on average assets	1.37%	1.06%	1.32%	1.16%	1.05%	0.79%	0.42%
Average tangible common equity	151,971	150,016	145,194	153,088	141,131	120,820	90,083
Adjusted return on average tangible common equity	12.97%	8.50%	12.34%	7.58%	6.02%	4.30%	2.69%

Regulatory Reporting to Financial Statements

Some of the financial measures included in this prospectus differ from those reported on the FRB Y-9(c) report. These financial measures include “core deposits to total deposits” and “net non-core funding dependency ratio”. Our management uses these financial measures in its analysis of our performance.

Core Deposits to Total Deposits Ratio. The Bank measures core deposits by reviewing all relationships over $250,000 on a quarterly basis. After discussions with our regulators on the proper way to measure core deposits, we now track all deposit relationships over $250,000 on a quarterly basis and consider a relationship to be core if there are any three or more of the following: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) deposits at market interest rates; and (vii) longevity of the relationship with us. We consider all deposit relationships under $250,000 as a core relationship except for time deposits originated through an internet service. This differs from the traditional definition of core deposits which is demand and savings deposits plus time deposits less than $250,000. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base. The following table reconciles the adjusted core deposit to total deposits.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
(Dollars in thousands, except per share data)
Adjusted core deposit to total deposit ratio and net non-core funding dependency ratio
Core deposits (1)	$864,132	$852,519	$781,940	$567,980	$507,376	$422,252	$315,943
Adjustments to core deposits:
CD > $250,000 considered core deposits (2)	364,364	236,780	325,453	174,038	115,572	118,756	82,373
Less internet and other deposit originator deposits < $250,000 considered non-core (3)	(48,810)	(39,058)	(30,971)	(21,418)	(44,562)	–	–
Less other deposits not considered core (4)	(229,678)	(43,813)	(171,800)	(70,759)	–	–	–

Adjusted core deposits	950,008	1,006,428	904,622	649,841	578,386	541,008	398,316
Total deposits	1,248,257	1,231,287	1,152,763	853,417	767,365	574,079	442,678

Adjusted core deposits to total deposits ratio	76.11%	81.74%	78.47%	76.15%	75.37%	94.24%	89.98%

(1)	Core deposits comprise all demand and savings deposits of any amount plus time deposits less than $250,000.
(2)	Comprised of time deposits to core customers over $250,000 as defined in the lead-in to the table above.
(3)	Comprised of internet and outside deposit originator time deposits less than $250,000 which are not considered to be core deposits.
(4)	Comprised of demand and savings deposits in relationships over $250,000 which are considered non-core deposits because they do not satisfy the definition of core deposits set forth in the lead-in to the table above.

Net Non-Core Funding Dependency Ratio. Management measures net non-core funding dependency ratio by using the data provided under “—Core Deposits to Total Deposits Ratio” on page 61 to make adjustments to the traditional definition of net non-core funding dependency ratio. The traditional net non-core funding dependency ratio measures non-core funding sources less short term assets divided by total earning assets. The ratio indicates the dependency of the Company on non-core funding. The following table reconciles the adjusted net non-core dependency ratio.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
(Dollars in thousands, except per share data)
Non-core deposits (1)	$384,125	$378,768	$370,823	$285,437	$259,988	$151,827	$126,735
Adjusted non-core deposits:
Less CD > $250,000 considered core deposits (2)	(364,364)	(236,780)	(325,453)	(174,038)	(115,572)	(118,756)	(82,373)
Internet and other deposit originator deposits considered non-core (3)	48,810	39,058	30,971	21,418	44,562	–	–
Other deposits not considered core (4)	229,678	43,813	171,800	70,759	–	–	–

Adjusted to non-core deposits	298,249	224,859	248,141	203,576	188,978	33,071	44,362
Short-term borrowings outstanding (5)	10,000	–	–	–	–	–	–

Adjusted non-core liabilities (A)	308,249	224,859	248,141	203,576	188,978	33,071	44,362
Short-term assets (6)	154,190	79,469	108,537	113,224	98,556	26,594	57,172
Adjustment to short term assets:
Purchased receivables with maturities less than 90-days	24,230	2,268	22,368	16,012	–	–	–

Adjusted short term assets (B)	178,420	81,737	130,905	129,236	98,556	26,594	57,172

Net non-core funding (A-B)	129,829	143,122	117,236	74,340	90,422	6,477	(12,810)
Total earning assets	1,413,506	1,368,641	1,316,651	978,743	880,038	675,478	563,818

Adjusted net non-core funding dependency ratio	9.18%	10.46%	8.90%	7.60%	10.27%	0.96%	(2.27)%

(1)	Non-core deposits are time deposits greater than $250,000 which is the traditional definition of non-core deposits.
(2)	Comprised of time deposits to core customers over $250,000 as defined in the lead-in to the table under “–Core Deposits to Total Deposits Ratio”.
(3)	Comprised of Internet and outside deposit originator time deposits less than $250,000 which are not considered to be core deposits.
(4)	Comprised of demand and savings deposits in relationships over $250,000 which are considered non-core deposits because they do not satisfy the definition of core deposits set forth in the lead-in to the table under “–Core Deposits to Total Deposits Ratio”.
(5)	Short-term borrowings consist of our FHLB advances.
(6)	Short-term assets include cash equivalents, interest bearing time deposits and investments with maturities of less than one year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward looking statements. We assume no obligation to update any of these forward-looking statements.

Our Company

Royal Business Bank began operations in 2008 as a California state-chartered commercial bank located in Los Angeles, California. The Bank was established by Alan Thian and a group of very experienced bankers who planned to capitalize on the general dissatisfaction that many customers had with the nature and level of services that were being provided by existing Asian-American and Chinese-American banks. We adopted a strategic plan focused on providing a broad array of traditional community banking services and other complementary financial services, including commercial and industrial lending that includes trade finance, commercial real estate lending, and SBA lending. In more recent years, we have also originated a significant amount of non-conforming single-family residential mortgage loans, a portion of which we accumulate and sell to other banks. We target our product offerings and services to first generation immigrants of various Asian ethnicities who desire to establish their own businesses, purchase a home and/or educate their children in the United States.

In January 2011, we established RBB Bancorp as our holding company and we began to review potential acquisition candidates. Since July 2011, we have acquired four banking institutions, adding an aggregate of $754.8 million and $659.0 million in total assets and total deposits, respectively. We intend to continue to pursue growth opportunities, both organically as well as through acquisitions that meet our criteria to the extent that they are beneficial to our long-term growth strategy for both loans and deposits, provided that such acquisitions are accretive to our earnings in the immediate to short-term. We have supplemented our capital base by raising over $54 million in common stock in 2012 and 2013 from investors, many of whom were original shareholders of the Bank, and in 2016, by raising $50 million in subordinated notes.

The Bank currently operates 13 branches across three separate regions: Los Angeles County, California; Ventura County, California; and Clark County, Nevada. We currently have ten branches in Los Angeles County, located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silverlake, Arcadia, Cerritos, Diamond Bar, and west Los Angeles. We have two branches in Ventura County, located in Oxnard and Westlake Village, and one branch in Las Vegas, Nevada.

As of March 31, 2017, the Company had total consolidated assets of $1.5 billion, total consolidated deposits of $1.2 billion and total consolidated shareholders’ equity of $183.5 million.

Primary Factors Affecting Comparability

Each factor listed below materially affects the comparability of our results of operations and financial condition at and for the three months ended March 31, 2017 and 2016 and at and for the years ended December 31, 2016, 2015 and 2014, and may affect the comparability of financial information we report in future fiscal periods.

Recent Acquisitions. We have completed four acquisitions in recent years, but the results and other financial data of these acquired operations are not included in our financial results for the periods prior to their respective acquisition dates. Therefore, the financial data for these prior periods is not comparable in all respects and is not necessarily indicative of our future results. The following table summarizes our completed acquisitions since December 31, 2010:

Date	Target	Type	Description and Highlights
February 2016	TFC Holding Company Alhambra, CA	Holding Company	Significantly expanded presence in Los Angeles metropolitan area through the addition of three full-service banking offices.

May 2013	Los Angeles National Bank Buena Park, CA	Whole Bank	Significantly expanded presence in Los Angeles metropolitan area through the addition of three full-service banking offices.

September 2011	Ventura County Business Bank Oxnard, CA	Whole Bank	Expanded our marketing area to Ventura County, California through the addition of two full-service banking offices.

July 2011	First Asian Bank Las Vegas, NV	Whole Bank	Expanded our marketing area to Clark County, Nevada through the addition of one full-service banking office.

Capital Transactions. We consummated two significant capital transactions to support our organic growth and acquisition activity. Each of the following capital raising transactions affected the comparability of our results of operations and financial condition of prior periods to post-transaction periods and may affect the comparability of financial information we report in future fiscal periods.

In March 2016, we issued $50.0 million of Tier 2 qualifying subordinated notes with a maturity date of April 1, 2021 at a fixed interest rate of 6.50% for the first five years and a floating rate based on the three-month LIBOR plus 516 basis points thereafter.

During the period between May 2012 and March 2013, we issued 4,500,000 shares of our common stock in a private placement offering to support future acquisitions, which increased shareholders’ equity by $54.0 million.

Accretion of Loan Discounts. In every bank acquisition acquired loans are valued at fair market value creating either a net discount or premium. Each loan has two types of adjustments, a credit discount and a market discount or premium. We have booked a net discount on all loans acquired in our acquisitions and the discount is accreted over the life of the loans. We also compare the credit discount to the allowance for loan losses calculated on the purchased loans and if the allowance for loan losses on purchased loans is greater than the discount, we will provide additional provisions for loan losses. The accretion of the discounts will cause fluctuations to our net interest margin and may affect the comparability of financial information we report in future fiscal periods. In addition, our allowance for loan losses to loans ratio may not be comparable to other banks without credit discounts. We accreted into income $1.1 million and $714,000 of loan discounts as of the three months ended March 31, 2017 and 2016, respectively, and $7.5 million, $1.1 million and $2.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of March 31, 2017, we had $7.0 million and as of December 31, 2016 we had $8.1 million in unaccreted discounts recorded.

Our net interest margin benefits from accretion income associated with purchase accounting discounts established on purchased loans included in our acquisitions. For the three months ended March 31, 2017 and 2016, our reported net interest margin was 4.1% and 4.1%, respectively, and 4.4%, 3.7% and 4.4% for the years ended December 31, 2016, 2015 and 2014, respectively. The impact of accretion income on our net interest margin for the three months ended March 31, 2017 and 2016 was to increase our reported net interest margin by 0.3% and 0.2%, respectively. The impact of accretion income on our net interest margin for the years ended December 31, 2016, 2015 and 2014 was to increase our reported net interest margin by 0.6%, 0.1% and 0.3%, respectively.

Primary Factors Used to Evaluate Our Business

Results of operations. In addition to net income, the primary factors we use to evaluate and manage our results of operations include net interest income, noninterest income and noninterest expense.

Net interest income. Net interest income represents interest income less interest expense. We generate interest income from interest, dividends and fees received on interest-earning assets, including loans and investment securities we own. We incur interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits, borrowings and other forms of indebtedness. Net interest income typically is the most significant contributor to our revenues and net income. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest-earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest spread; (iv) our net interest margin; and (v) our provisions for loan losses. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as the annualized net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders’ equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Changes in market interest rates and interest we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders’ equity, usually have the largest impact on periodic changes in our net interest spread, net interest margin and net interest income. We measure net interest income before and after the provision for loan losses we maintain.

Noninterest Income. Noninterest income consists of, among other things: (i) service charges, fees and other, including trade finance fees; (ii) gains on sale of loans; (iii) loan servicing income; (iv) recoveries on loans acquired in business combinations; (v) Increase in cash surrender of life insurance; (vi) gains on sales of securities; and (vii) gains on sales of OREO.

Our income from service charges on deposit accounts is largely impacted by the volume, growth and type of deposits we hold, which are impacted by prevailing market conditions for our deposit products, our marketing efforts and other factors.

Our gains on sale of loans are primarily from sales of single-family residential mortgage loans and SBA loans. Our gains on sale of loans may be effected by changes in interest rates and general market conditions. Our servicing income, net of amortization is also, primarily from our single-family residential mortgages and SBA loan servicing portfolio. Our servicing income, net of amortization, may be effected by interest rate changes. Typically, when interest rates decrease, single-family residential mortgages pay off faster, resulting in a decrease in servicing income. The opposite is true with SBA loans, as increases in interest rates result in faster SBA loans payoffs, and decrease in servicing income from the existing SBA loan servicing portfolio.

Recoveries on loans acquired in business combinations are loan payments on loans that were fully charged-off prior to our acquisition of the acquired bank. Recoveries on loans acquired in a business combination tend to decrease over time as fully charged-off loans are recovered in full.

Our income from increases in cash surrender of life insurance is generated on bank owned life insurance. Our gains on sales of securities is income from the sale of securities within our securities portfolio and is dependent on U.S. Treasury interest rates. As Treasury rates increase, our security portfolio decreases in market value and as Treasury rates decrease, our securities portfolio increases in value. Our gain on sale on OREO reflects the selling price of repossessed real estate collateral, reduced by the book value of the asset and selling cost. Gains on OREO are dependent on the current real estate market and the number of repossessed properties.

Noninterest expense. Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii) occupancy and equipment expenses; (iii) data processing expense; (iv) legal and professional expenses; (v) office expenses; (vi) marketing and business promotion expense; (vii) insurance and regulatory assessments; (viii) amortization of intangibles; (ix) OREO expenses, net of income; and (x) other expenses.

Salaries and employee benefits includes compensation, employee benefits and tax expenses for our personnel. Occupancy expense includes depreciation expense on our owned properties, lease expense on our leased properties and other occupancy-related expenses. Equipment expense includes furniture, fixtures and equipment related expenses. Data processing expenses include expenses paid to our third-party data processing system provider and other data service providers. Legal and professional fees include legal, accounting, consulting and other outsourcing arrangements. Office expenses include telephone, office supplies and postage and delivery expenses. Marketing and business promotion expense includes costs for advertising, promotions and sponsorships. Insurance and regulatory assessments includes FDIC insurance premiums, DBO fees and corporate insurance premiums. Amortization of intangible assets primarily represents the amortization of core deposit intangibles, which we recognized in connection with our acquisitions. OREO expenses are expenses to maintain OREO properties or prepare such properties for sale, net of any income generated from such properties. Other expenses include expenses associated with travel, meals, training, directors fees, and merger expenses. Noninterest expenses generally increase as we grow our business. Noninterest expenses have increased significantly over the past few years as we have grown organically and completed four acquisitions, and as we have built out and modernized our operational infrastructure and implemented our plan to build an efficient banking operation with significant capacity for growth.

Primary Factors Used to Evaluate Our Financial Condition

The primary factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.

Asset Quality. We manage the diversification and quality of our assets based upon factors that include the level, distribution, severity and trend of problem, classified, delinquent, nonaccrual, nonperforming and restructured assets, the adequacy of our allowance for loan losses, or the allowance, the diversification and quality of loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors.

Capital. Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts and bank holding companies. During the first quarter of 2015, we adopted the new Basel III regulatory capital framework as approved by federal banking agencies, which are subject to a multi-year phase-in period. The adoption of this new framework modified the calculation of the various capital ratios, added a new ratio, common equity Tier 1, and revised the adequately and well capitalized thresholds. In addition, Basel III establishes a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2016. Our capital ratios at March 31, 2017 exceeded all of the current well capitalized regulatory requirements.

We manage capital based upon factors that include: (i) the level and quality of capital and our overall financial condition; (ii) the trend and volume of problem assets; (iii) the adequacy of discounts and reserves; (iv) the level and quality of earnings; (v) the risk exposures in our balance sheet; (vi) the levels of Tier 1 and total capital; (vii) the Tier 1 capital ratio, the total capital ratio, the Tier 1 leverage ratio, and the common equity Tier 1 capital ratio; and (viii) other factors.

Liquidity. Our deposit base consists primarily of business accounts and deposits from the principals of such businesses. As a result, we have many depositors with balances over $250,000. See “—Financial Condition—Deposits” on page 101. We manage liquidity based upon factors that include the amount of core deposit relationships as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

Material Trends and Developments

Economic and Interest Rate Environment. The results of our operations are highly dependent on economic conditions and market interest rates. Beginning in 2007, turmoil in the financial sector resulted in a reduced level of confidence in financial markets among borrowers, lenders and depositors, as well as extreme volatility in the capital and credit markets. In response to these conditions, the Federal Reserve began decreasing short-term interest rates, with eleven consecutive decreases totaling 525 basis points between September 2007 and December 2008. Since the recession ended in 2009, the economic conditions in the U.S. and our primary market areas have improved. Economic growth has been modest, the real estate market continues to recover and unemployment rates in the U.S. and our primary markets have significantly improved. The Federal Reserve has maintained historically low interest rates since their last decrease in December 2008. Since December 2015, the Federal Reserve raised short-term interest rates three times with three 25 basis point increases.

Community Banking. We believe the most important trends affecting community banks in the United States over the foreseeable future will be related to heightened regulatory capital requirements, increasing regulatory burdens generally, including the continuing implementation of the Dodd-Frank Act and the regulations to be promulgated thereunder, and continuing interest margin compression. We expect that community banks will face increased competition for lower cost capital as a result of regulatory policies that may offer larger financial institutions greater access to government assistance than is available for smaller institutions, including community banks. We expect that troubled community banks will continue to face significant challenges when attempting to raise capital. We also believe that heightened regulatory capital requirements will make it more difficult for even well-capitalized, healthy community banks to grow in their communities by taking advantage of opportunities in their markets that result as the economy improves. We believe these trends will favor community banks that have sufficient capital, a diversified business model and a strong deposit franchise, and we believe we possess these characteristics.

We also believe that increased regulatory burdens will have a significant adverse effect on smaller community banks, which often lack the personnel, experience and technology to efficiently comply with new regulations in a variety of areas in the banking industry, including in the areas of deposits, lending, compensation, information security and overdraft protection. We believe the increased costs to smaller community banks from a more complex regulatory environment, especially those institutions with less than $500 million in total assets but also, to a lesser extent, institutions with between $500 million and $1 billion in total assets, coupled with challenges in the real estate lending area, present attractive acquisition opportunities for larger community banks that have already made significant investments in regulatory compliance and risk management and can acquire and quickly integrate these smaller institutions into their existing platform. Furthermore, we believe that, as a result of our significant operational investments and our experience acquiring other institutions and quickly integrating them into our organization, we are well positioned to capitalize on the challenges facing smaller community banks.

We continue to believe we have significant opportunities for further growth through additional acquisitions of other banks, selective de novo opportunities, the hiring of banking professionals from other organizations and organic growth within our existing branch network. We also believe we have the necessary experience, management and infrastructure to take advantage of these growth opportunities.

General and Administrative Expenses. We expect to continue incurring increased noninterest expense attributable to general and administrative expenses as a result of transaction-related expenses from our recent and future acquisitions, if any, including the costs of integrating acquired assets and operations into our organization, expenses related to building out and modernizing our operational infrastructure, marketing and other administrative expenses to execute our strategic initiatives, costs associated with establishing de novo branch facilities, expenses to hire additional personnel and other costs required to continue our growth.

Credit Reserves. One of our key operating objectives has been, and continues to be, maintenance of an appropriate level of reserve protection against probable losses in our loan portfolio. As noted above, we record purchased loans from acquisitions at estimated fair value on their acquisition date without a carryover of the related allowance for loan losses. Our allowance for loan losses as a percentage of total loans increased at December 31, 2016 to 1.28% from 1.26% as of December 31, 2015, which was the same for December 31, 2014. The allowance for loan losses as a percentage of total loans as of March 31, 2017 was 1.24% compared to 0.92% as of March 31, 2016. Each loan we acquire through an acquisition has an associated credit discount, which reflects the probability of loss.

Regulatory Environment. As a result of regulatory changes, including the Dodd-Frank Act and Basel III, as well as regulatory changes resulting from becoming a publicly traded company, we expect to be subject to more restrictive capital requirements, more stringent asset concentration and growth limitations and new and potentially heightened examination and reporting requirements. We also expect to face a more challenging environment for customer loan demand due to the increased costs that could be ultimately borne by borrowers, and to incur higher costs to comply with these new regulations. This uncertain regulatory environment could have a detrimental impact on our ability to manage our business consistent with historical practices and cause difficulty in executing our growth plan. See “Risk Factors—Risks Related to Our Business” and “Supervision and Regulation.”

Average Balance Sheet, Interest and Yield/Rate Analysis

The following tables present average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and net deferred loan origination costs accounted for as yield adjustments.

	Three Months Ended March 31,
	2017			2016
(Tax-equivalent basis, dollars in thousands)	Average Balance	Interest and Fees	Yield / Rate	Average Balance	Interest and Fees	Yield / Rate
Earning assets:
Federal funds sold, cash equivalents and other (1)	$118,250	$448	1.54%	$80,538	$233	1.16%

Securities (2)
Available for sale	38,846	217	2.27	25,260	145	2.31
Held to maturity	6,211	61	3.98	6,675	66	3.98
Mortgage loans held for sale	51,748	621	4.87	63,222	769	4.89
Loans held for investment:
Real estate	765,675	10,810	5.73	667,008	9,211	5.55
Commercial	368,907	4,602	5.06	336,149	3,675	4.40
Total loans (3)(4)	1,134,582	15,412	5.51	1,003,157	12,886	5.17

Total earning assets	1,349,637	$16,759	5.04	1,178,852	$14,099	4.81

Noninterest-earning assets	87,764			23,345

Total assets	1,437,401			1,202,197

Interest-bearing liabilities
NOW and money market deposits	267,079	435	0.66%	253,342	396	0.63%
Savings deposits	34,145	39	0.46	33,902	39	0.46
Time deposits	692,910	1,850	1.08	611,164	1,607	1.06
Total interest-bearing deposits	994,134	2,324	0.95	898,408	2,042	0.91

FHLB short-term advances	10,278	17	0.67	2,143	2	0.38
Long-term debt	49,395	848	6.96	457	7	6.16
Subordinated debentures	3,343	56	6.79	1,502	13	3.48

Total interest-bearing liabilities	1,057,150	$3,245	1.24	902,510	$2,064	0.92

Noninterest-bearing liabilities
Noninterest-bearing deposits	185,757			128,966
Other noninterest-bearing liabilities	10,828			4,311

Total noninterest-bearing liabilities	196,585			133,277
Shareholders’ equity	183,666			166,410

Total liabilities and shareholders’ equity	$1,437,401			$1,202,197

Net interest income / interest rate spreads		$13,514	3.80%		$12,035	3.89%

Net interest margin			4.06%			4.11%

(1)	Includes income and average balances for FHLB stock, term federal funds, interest-earning time deposits and other miscellaneous interest-earning assets.
(2)	We have an insignificant amount of tax-exempt loans and securities, less than $1 million. Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis as of March 31, 2017 and 2016.
(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.
(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash management purposes by the Company.

	Year Ended December 31,
	2016			2015			2014
(Tax-equivalent basis, dollars in thousands)	Average Balance	Interest and Fees	Yield / Rate	Average Balance	Interest and Fees	Yield / Rate	Average Balance	Interest and Fees	Yield / Rate
Earning assets:
Federal funds sold, cash equivalents and other (1)	$91,979	$1,429	1.55%	$127,422	$934	0.73%	$52,694	$566	1.07%
Securities (2)
Available for sale	30,464	624	2.05	18,859	290	1.54	39,501	705	1.78
Held to maturity	6,338	248	3.91	6,695	263	3.93	6,727	264	3.92

Mortgage loans held for sale	64,638	3,120	4.83	49,035	2,182	4.45	2,913	138	4.74
Loans held for investment:
Real estate	739,679	45,655	6.17	519,862	28,479	5.48	492,874	29,701	6.03
Commercial	340,769	17,113	5.02	235,774	10,365	4.40	167,497	6,775	4.04
Total loans (3)(4)	1,080,448	62,768	5.81	755,636	38,844	5.14	660,371	36,476	5.52

Total earning assets	1,273,867	$68,189	5.35	957,647	$42,513	4.44	762,206	$38,149	5.01

Noninterest-earning assets	83,367			44,775			47,578

Total assets	1,357,234			1,002,422			809,784
Interest-bearing liabilities
NOW and money market deposits	271,320	1,813	0.67%	192,885	1,168	0.61%	154,914	845	0.55%
Savings deposits	34,149	162	0.47	31,882	175	0.55	41,204	259	0.63
Time deposits	665,804	6,968	1.05	498,384	5,592	1.12	353,555	3,412	0.97
Total interest-bearing deposits	971,273	8,943	0.92	723,151	6,935	0.96	549,673	4,516	0.82

FHLB short-term advances	6,494	35	0.54	430	1	0.23	3,321	6	0.18
Long-term debt	37,113	2,547	6.86	–	–	–	–	–	–
Subordinated debentures	2,820	182	6.45	–	–	–	–	–	–

Total interest-bearing liabilities	1,017,700	11,707	1.15	723,581	6,936	0.96	552,994	4,522	0.82

Noninterest-bearing liabilities
Noninterest-bearing deposits	151,441			114,180			105,368
Other noninterest-bearing liabilities	15,953			7,046			5,641

Total noninterest-bearing liabilities	167,394			121,226			111,009
Shareholders’ equity	172,140			157,615			145,781

Total liabilities and shareholders’ equity	$1,357,234			$1,002,422			$809,784

Net interest income / interest rate spreads		$56,482	4.20%		$35,577	3.48%		$33,627	4.19%

Net interest margin			4.43%			3.72%			4.41%

(1)	Includes income and average balances for FHLB stock, term federal funds, interest-earning time deposits and other miscellaneous interest-earning assets.
(2)	We have an insignificant amount of tax-exempt loans and securities, less than $1 million. Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis as of December 31, 2016, 2015 and 2014.
(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.
(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash management purposes by the Company.

Interest Rates and Operating Interest Differential

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables show the effect that these factors had on the interest earned on our interest-earning assets and the interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous period’s volume. Changes which are not due solely to volume or rate have been allocated to these categories based on the respective percent changes in average volume and average rate as they compare to each other.

	Three Months Ended March 31, 2017 Compared with Three Months Ended March 31, 2016
	Change due to:
(tax-equivalent basis, dollars in thousands)	Volume	Rate	Interest Variance
Earning assets:
Federal funds sold, cash equivalents and other (1)	$110	$105	$215
Securities (2)
Available for sale	78	(6)	72
Held to maturity	(5)	—	(5)
Mortgage loans held for sale	(140)	(8)	(148)
Loans held for investment:
Real estate	1,370	229	1,599
Commercial	360	567	927

Total loans (3)(4)	1,730	796	2,526

Total earning assets	$1,773	$887	$2,660

Interest-bearing liabilities
NOW and money market deposits	$22	$17	$39
Savings deposits	—	—	—
Time deposits	216	26	242

Total interest-bearing deposits	238	43	281
FHLB short-term advances	8	7	15
Long-term debt	754	88	842
Subordinated debentures	16	27	43

Total interest-bearing liabilities	$1,016	$165	$1,181
Net interest	$757	$722	$1,479

(1)	Includes income and average balances for FHLB stock, term federal funds interest-bearing time deposits and other miscellaneous interest-bearing assets.
(2)	We have an insignificant amount of tax-exempt loans and securities, less than $1 million. Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis as of March 31, 2017 and 2016.
(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.
(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash management purposes by the Company.

	Year Ended December 31, 2016 Compared with Year Ended December 31, 2015			Year Ended December 31, 2015 Compared with Year Ended December 31, 2014
	Change due to:			Change due to:
(tax-equivalent basis, dollars in thousands)	Volume	Rate	Interest Variance	Volume	Rate	Interest Variance
Earning assets:
Federal funds sold, cash equivalents and other (1)	($260)	$755	$495	$803	($435)	$368
Securities (2)
Available for sale	178	156	334	(368)	(47)	(415)
Held to maturity	(14)	(1)	(15)	(1)	—	(1)
Mortgage loans held for sale	694	244	938	2,185	(141)	2,044
Loans held for investment:
Real estate	12,042	5,134	17,176	1,626	(2,848)	(1,222)
Commercial	4,616	2,132	6,748	2,762	828	3,590

Total loans (3)(4)	16,658	7,266	23,924	4,388	(2,020)	2,368

Total earning assets	$17,256	$8,420	$25,676	$7,007	($2,643)	$4,364

Interest-bearing liabilities
NOW and money market deposits	$475	$170	$645	$207	$116	$323
Savings deposits	12	(25)	(13)	(59)	(25)	(84)
Time deposits	1,878	(502)	1,376	1,398	782	2,180

Total interest-bearing deposits	2,365	(357)	2,008	1,546	873	2,419
FHLB short-term advances	14	20	34	(5)	—	(5)
Long-term debt	2,547	—	2,547	—	—	—
Subordinated debentures	182	—	182	—	—	—

Total interest-bearing liabilities	$5,108	$(337)	$4,771	$1,541	$873	$2,414
Net interest	$12,148	$8,757	$20,905	$5,466	($3,516)	$1,950

(1)	Includes income and average balances for FHLB stock, term federal funds interest-bearing time deposits and other miscellaneous interest-bearing assets.
(2)	We have an insignificant amount of tax-exempt loans and securities, less than $1 million. Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis as of December 31, 2016, 2015 and 2014.
(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.
(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash management purposes by the Company.

Results of Operations—Comparison of Results of Operations for the Three Months Ended March 31, 2017 and 2016

The following discussion of our results of operations compares the three months ended March 31, 2017 to the three months ended March 31, 2016. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2017.

Net Interest Income/Average Balance Sheet

Our primary source of revenue is net interest income, which is the difference between interest income from earning assets (primarily loans and securities) and interest expense on funding sources (primarily interest-bearing deposits and borrowings). Net interest income is impacted by the level of interest-earning assets and related funding sources, as well as changes in the levels of interest rates. The difference between the average yield on earning assets and the average rate paid for interest-bearing liabilities is the net interest spread. Noninterest-bearing sources of funds, such as demand deposits and shareholders’ equity, also support earning assets. The impact of the noninterest-bearing sources of funds is captured in the net interest margin, which is calculated as net interest income divided by average earning assets.

In the first quarter of 2017, we generated $13.5 million of net interest income, which was an increase of $2.5 million, or 22.7%, from the $11.0 million of net interest income we produced in the first quarter of 2016. The increase in net interest income was due primarily to a 14.5% increase in the average balance of interest-earning assets, coupled with a 23 basis point improvement in the average yield on interest-earning assets, partially offset by a 32 basis point increase in the average rate paid on interest-bearing liabilities reflecting the issuance of subordinated notes. The increase in the average balance of interest-earning assets reflected increases in loans and federal funds sold, cash equivalents and other and securities average balances. The increase in average loan balances of $131.4 million is primarily due to the acquisition of TomatoBank. The increase in federal funds sold, cash equivalents and other average balances of $37.7 million is primarily due to the increased deposit production in the first quarter of 2017. Our deposit average balances increased by $95.7 million primarily due to enhanced marketing efforts in 2017. The increase in interest expense was primarily due to the interest cost associated with $50.0 million of subordinated notes that were issued at the end of the first quarter of 2016 combined with the growth in deposits and a decrease in market interest rates. For the three months ended March 31, 2017 and 2016, our reported net interest margin was 4.1% and 4.1%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. The impact of accretion income on our net interest margin for the three months ended March 31, 2017 and 2016 was to increase our reported net interest margin by 0.3% and 0.2%, respectively.

Interest Income. Total interest income was $16.8 million for the first quarter of 2017 compared to $14.1 million for the first quarter of 2016. The $2.7 million, or 19.1%, increase in total interest income was primarily due to increases in average balances of loans and federal funds sold and other cash equivalents and securities as well as the average yield earned on real estate loans and federal funds sold and other cash equivalents.

Interest and fees on loans for the first quarter of 2017 was $16.0 million compared to $13.7 million for the first quarter of 2016. The $2.3 million, or 16.8%, increase was primarily due to a 13.1% increase in the average balance of loans outstanding and a 34 basis point increase in average yield on loans. The increase in the average balance of loans outstanding, was primarily due to organic loan growth in single-family residential mortgage and SBA loans and growth in commercial real estate and construction and land development loans that is attributable to the TomatoBank acquisition. In addition to increases in average balances, interest and fees on loans increased due to increased accretion income associated with purchase accounting discounts established on loans acquired in the TomatoBank acquisition. Accretion income totaled $1.1 million in the first quarter of 2017 compared to $714,000 in the first quarter of 2016. The average yield on loans benefits from discount accretion on our purchased loan portfolio. For the three months ended March 31, 2017 and 2016, the reported yield on total loans was 5.5% and 5.2%, respectively. The impact of accretion income on our yield on total loans for the three months ended March 31, 2017 and 2016 was to increase our reported yield on total loans by 0.4% and 0.3%, respectively. Due to early payoffs of many TomatoBank commercial real estate loans in 2016, we expect accretion income to continue to decline throughout 2017 in comparison to 2016. The table below illustrates by loan type the accretion income for March 31, 2017 and March 31, 2016.

	As of and for the Three Months Ended March 31,
	2017	2016
(Dollars in thousands)
Beginning balance of discount on purchased loans	$8,085	$1,712
Additions due to acquisitions:
Commercial and industrial	–	737
SBA	–	177
Construction and land development	–	736
Commercial real estate	–	12,224
Single-family residential mortgages	–	–

Total additions	–	13,874
Accretion:
Commercial and industrial	73	105
SBA	6	1
Construction and land development	23	61
Commercial real estate	945	538
Single-family residential mortgages	31	9

Total accretion	1,078	714

Ending balance of discount on purchased loans	$7,007	$14,872

Interest income on our securities portfolio increased $67,000, or 31.8%, to $278,000 in the first quarter of 2017 compared to $211,000 in the first quarter of 2016. This increase is mainly attributable to an increase in average balances of 41.1% or $13.1 million, as management purchased corporate notes in the second half of 2016 pending further reinvestment in loans.

Interest income on federal funds sold, cash equivalent and other investments increased to $448,000 for the three months ended March 31, 2017 compared to $233,000 for the three months ended March 31, 2016. This increase was primarily due to an increase in short-term interest rates combined with an increase in the level of short-term cash investments. The increase in short-term cash investments is primarily due to the increase deposit gathering activities in the first quarter of 2017.

Interest Expense. Interest expense on interest-bearing liabilities increased $1.2 million, or 60.0%, to $3.2 million for the first quarter of 2017 as compared to $2.0 million in the first quarter of 2016 due to increases in interest expense on both deposits and borrowings.

Interest expense on deposits increased to $2.3 million for the first quarter of 2017 as compared to $2.0 million for the first quarter of 2016. The $300,000, or 15%, increase in interest expense on deposits was primarily due to the average balance of deposits increasing 10.7%, combined with a 4 basis point increase in the average rate paid. The increase in the average balance of deposits resulted primarily from increases in NOW, money market deposits and time deposits. The increase in the average rate paid was primarily due to the impact of higher market interest rates on deposits.

Interest expense on subordinated notes and subordinated debentures increased $885,000 to $905,000 in the first quarter of 2017 as compared to $20,000 in the first quarter of 2016. This increase primarily reflected increased interest expense of $842,000 on subordinated notes issued on March 31, 2016. The increase in interest expense on subordinated debentures of $43,000 was due to a full quarter of expense associated with the 2016 acquisition of subordinated debentures of TomatoBank. The increase in interest expense on FHLB short-term advances of $15,000 is due to additional balances to fund mortgage loans held for sale.

Provision for Loan Losses

The $1.0 million decrease in the provision for loan losses from the first quarter of 2016 to the first quarter of 2017 was due to the fact that our reserve methodology did not require any provision for loan losses. We had no new credit downgrades and we experienced a decline in the migration of loans into adversely classified asset categories during the first quarter of 2017.

In the first quarter of 2016, two SBA guaranteed loans that are to the same borrower who is based in Los Angeles, were classified as substandard. The first loan is a SBA 7(a) loan with an original balance of $1.0 million. We charged-off the unguaranteed portion of the loan in an amount of $206,000 in the first quarter of 2016, and we charged-off the remaining SBA guaranteed portion of the loan in the amount of $600,000 in the fourth quarter of 2016, for a total charge-off of $806,000. The second loan is a SBA export working capital program loan, with an original loan balance of $4.0 million. We charged off the non-guaranteed portion of this loan in 2015 in the amount of $400,000, and set-up a specific reserve of 8.1%, or $288,000, of the remaining balance in the first quarter of 2016. We increased the specific reserve to 50% of the remaining balance, or $1.8 million, in the fourth quarter of 2016 and downgraded the loan to doubtful. We increased the specific reserve to 100% of the remaining balance, or $3.6 million, in the first quarter of 2017. In February 2017, we submitted a request for reimbursement to the SBA under the guarantee for both loans in the amount of $3.8 million. In May 2017, we received $629,355 under the SBA loan guarantee for the first SBA 7(a) loan. In July 2017, the Company received a payment of $3.6 million under the SBA loan guarantee for the second SBA loan. See “Recent Developments—Preliminary Second Quarter Highlights (Unaudited)” on page 15.

Noninterest Income

Noninterest income increased $1.0 million, or 78.6%, to $2.4 million for the first quarter of 2017, compared to $1.4 million in the prior comparable quarter. The following table sets forth the major components of our noninterest income for the first quarter of 2017 compared to the first quarter of 2016:

	For the Three Months Ended March 31,		Increase (decrease)
(Dollars in thousands)	2017	2016
Noninterest income:
Service charges, fees and other	$460	$354	$106
Gain on sale of loans	1,497	686	811
Loan servicing fee, net of amortization	262	122	140
Recoveries on loans acquired in business combinations	28	49	(21)
Increase in cash surrender of life insurance	185	140	45
Gain on sale of securities	–	–	–
Gain on sale of OREO	–	–	–

Total noninterest income	$2,432	$1,351	$1,081

Service charges, fees and other income. Service charges, fees and other income totaled $460,000 in the first quarter of 2017 compared to $354,000 in the first quarter of 2016. The increase in services charges, fees and other income is attributable to the purchase of TomatoBank and additional service charges from those new customers.

Gain on sale of loans. Gain on sale of loans is comprised of gains on sale of single-family residential mortgage loans and gains on sale of SBA loans. Gain on sale of loans totaled $1.5 million in the first quarter of 2017 compared to $686,000 in the first quarter of 2016. We sold $23.2 million in SBA loans for a gain of $1.5 million as of March 31, 2017 compared to the sale of $4.2 million for a gain on $237,000 as of March 31, 2016. The increase is a result of us changing the timing of our SBA loan sales. Prior to 2017, we sold the majority of our SBA loans during the fourth quarter of each year. Beginning in 2017, we intend to sell SBA loans on a quarterly basis. We did not sell any single-family residential mortgage loans in the first quarter of 2017. However it is our intent to sell such loans through the remaining quarters of 2017. In the first quarter of 2016 we sold $28.5 million of single-family mortgage loans for a gain of $449,000. During 2017, we plan to continue to sell single-family mortgage loans at relatively the same volume as we did in 2016.

Loan servicing income, net of amortization. Loan servicing income, net of amortization was $262,000 for the three months ended March 31, 2017 compared to $122,000 for the three months ended March 31, 2016. The increase in loan serving income is due to a higher amount of loans being serviced. The single-family residential mortgage loan servicing portfolio was $249.6 million as of March 31, 2017 compared to $133.5 million as of March 31, 2016. The SBA loan servicing portfolio was $131.9 million as of March 31, 2017 compared to $82.8 million as of March 31, 2016. The increase in the respective servicing portfolios reflect the growth in our originations and sales of single-family residential and SBA loans in 2016 and the first quarter of 2017.

Recoveries on loans acquired in business combination. Recoveries on loans acquired in business combinations decreased $21,000 to $28,000 in the quarter ended March 31, 2017 compared to $49,000 in the comparable quarter in 2016. This decrease is primarily due to our having completed collections on former VCBB and FAB loans, offset slightly by new recoveries resulting from the TomatoBank acquisition.

Increase in cash surrender of life insurance. Cash surrender value increased $45,000 to $185,000 in the quarter ended March 31, 2017 compared to $140,000 in the comparable quarter in 2016 mainly due to our purchase of an additional $10.0 million in bank owned life insurance, or BOLI, in January 2017.

Noninterest Expense

Noninterest expense decreased $1.1 million, or 14.3%, to $6.6 million in the first quarter of 2017 compared to $7.7 million in the first quarter of 2016. In the first quarter of 2016, we had $1.9 million in acquisition related expenses that will not be recurring and are listed below under “other expenses.” The majority of those expenses consisted of termination and conversion fees for system contracts of $854,000 and employee change in control expenses of $1.1 million. The following table sets forth the major components of our noninterest expense for the first quarter of 2017 compared to the first quarter of 2016:

	For the Three Months Ended March 31,		Increase (decrease)
(Dollars in thousands)	2017	2016
Noninterest expense:
Salaries and employee benefits	$4,183	$3,524	$659
Occupancy and equipment expenses	744	743	1
Data processing	352	397	(45)
Legal and professional	(387)	16	(403)
Office expenses	154	146	8
Marketing and business promotion	182	116	66
Insurance and regulatory assessments	205	252	(47)
Amortization of intangibles	94	61	33
OREO expenses (income)	14	2	12
Other expenses	1,037	2,425	(1,388)

Total noninterest expense	$6,578	$7,682	$(1,104)

Salaries and employee benefits. Salaries and employee benefits expense increased $659,000, or 18.7%, to $4.2 million for the first quarter of 2017 compared to $3.5 million for the first quarter of 2016. The increase in salaries and employee benefits is due to the addition of 43 employees resulting from the TomatoBank acquisition.

Occupancy and equipment. Occupancy and equipment expense was virtually unchanged for each of the first quarters in 2017 and 2016. Our occupancy expense increased due to the additional TomatoBank branches added to our network, and this increase was partially offset by a reduction in equipment expense.

Data processing. Data processing expense decreased $45,000, or 11.3%, to $352,000 for the first quarter of 2017, compared to $397,000 for the prior comparable quarter in 2016. The decrease was primarily due to discontinuing data lines and duplicative systems associated with TomatoBank branches.

Legal and professional. Legal and professional expense decreased $403,000 to $(387,000) for the first quarter of 2017, compared to $16,000 for the prior comparable quarter in 2016. Prior to 2017, we would accrue the entire amount of our estimate of the legal expense for a particular matter. Beginning in 2017, we began accruing for legal expenses as such expenses are incurred. The decrease is due to reversing accruals for legal and accounting fees that did not materialize. We paid $343,000 for the three months ended March 31, 2017 in legal and professional expenses and $249,000 for the same period in 2016.

Office expenses. Office expense increased by $8,000, or 5.5%, to $154,000 in the first quarter of 2017, compared to $146,000 for the prior comparable quarter in 2016, due to the additional branches added as part of the TomatoBank merger and due to normal growth of the Company.

Marketing and business promotion. Marketing and business promotion expense increased $66,000, or 56.9%, to $182,000 in the first quarter of 2017, compared to $116,000 for the prior comparable quarter in 2016. This increase was primarily due to charitable contributions to CRA qualified organizations.

Insurance and regulatory assessments. Insurance and regulatory assessments decreased $47,000, or 18.7%, to $205,000 for the first quarter of 2017, compared to $252,000 for the prior comparable quarter in 2016. The decrease was primarily due to lower FDIC insurance expense due to lower accrual rates after our de novo period had ended. Our FDIC insurance expense was $120,000 for the three months ended March 31, 2017 compared to $171,000 for the three months ended of March 31, 2016. Our DBO regulatory assessment was $32,000 for the three months ended March 31, 2017 compared to $25,000 for the same period in 2016. Our corporate insurance was $53,000 for the three months ended March 31, 2017 compared to $56,000 for the three months ended March 31, 2016.

Amortization of intangibles. Amortization of intangibles totaled $94,000 for the three months ended March 31, 2017 versus $61,000 for the three months ended March 31, 2016. The $33,000 increase in amortization is due to the amortization of the core deposit intangible asset associated with the acquisition of TomatoBank.

OREO expenses (income). OREO expenses increased $12,000 to $14,000 for the first quarter of 2017, compared to $2,000 in the prior comparable quarter. This increase is primarily due to the addition of one additional OREO in the fourth quarter of 2016.

Other expenses. Other expenses decreased $1.4 million, or 58.3%, to $1.0 million for the first quarter of 2017, compared to $2.4 million in the prior comparable quarter. This decrease is primarily due to a reduction in merger related expenses of $1.9 million, offset by higher provision for off-balance sheet commitments of $521,000, which primarily consist of construction and land development commitments.

Income Tax Expense

Income tax expense was $3.9 million in the first quarter of 2017 compared to $1.9 million in the first quarter of 2016. This increase in income tax expense was consistent with the corresponding increase in pre-tax income. Effective tax rates were 41.4% and 39.7% in the first quarter of 2017 and the first quarter of 2016, respectively.

Net Income

Net income amounted to $5.5 million as of March 31, 2017, a $2.7 million or 96.4% increase from March 31, 2016, primarily due to the growth in earning assets as a result of the TomatoBank merger, increased gain on sales of SBA loans and reduced legal and professional expenses and other expenses.

Results of Operations—Comparison of Results of Operations for the Years Ended December 31, 2016 to December 31, 2015

The following discussion of our results of operations compares the year ended December 31, 2016 to the year ended December 31, 2015.

Net Interest Income/Average Balance Sheet

In 2016, we generated net interest income of $56.5 million, an increase of $20.9 million, or 58.8%, from the net interest income we produced in 2015. This increase was largely due to a 33.0% increase in the average balance of interest-earning assets, coupled with a 91 basis point improvement in the average yield on interest-earning assets. The increase in the average balance of interest-earning assets was primarily due to loans added from the TomatoBank acquisition coupled with organic growth in SBA, commercial real estate loans and single-family residential mortgage loans during 2016. The increase in the average yield on interest-earning assets was primarily due to an increase in accretion income associated with purchase accounting discounts established on loans acquired in the TomatoBank acquisition. For the years ended December 31, 2016 and 2015, our reported net interest margin was 4.4% and 3.7%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. The impact of accretion income on our net interest margin for the years ended December 31, 2016 and 2015 was to increase our reported net interest margin by 0.6%, and 0.1%, respectively.

Interest Income. Total interest income was $68.2 million in 2016 compared to $42.5 million in 2015. The $25.7 million, or 60.5%, increase in total interest income was due to increases in interest earned on our loan portfolio, securities portfolio and Federal Funds sold.

Interest and fees on loans was $65.9 million in 2016 compared to $41.0 million in 2015. The $24.9 million, or 60.7%, increase in interest income on loans was primarily due to a 42.3% increase in the average balance of loans outstanding coupled with a 66 basis point increase in the average yield on loans. The increase in the average balance of loans outstanding was primarily due to commercial real estate loans added as a result of the TomatoBank acquisition coupled with organic loan growth in single-family residential mortgage loans and SBA loans during 2016. The higher yield on the loan portfolio resulted primarily from accretion income associated with purchase accounting discounts established on loans acquired in the TomatoBank acquisition. The average yield on loans benefits from discount accretion on our acquired loan portfolios. For the years ended December 31, 2016 and 2015, the reported yield on total loans was 5.8% and 5.1%, respectively. The impact of accretion income on our yield on total loans for the years ended December 31, 2016 and 2015 was to increase our reported yield on total loans by 0.7% and 0.1%, respectively. A substantial portion of our acquired loan portfolio that is subject to discount accretion consists of commercial real estate loans. The table below illustrates by loan type the accretion income for, December 31, 2016, and 2015:

	As of and for the Year Ended December 31,
(Dollars in thousands)	2016	2015
Beginning balance of discount on purchased loans	$1,712	$2,922
Additions due to acquisitions:
Commercial and industrial	737	–
SBA	177	–
Construction and land development	736	–
Commercial real estate	12,224	(129)
Single-family residential mortgages	–	–

Total additions	13,874	(129)
Accretion:
Commercial and industrial	848	8
SBA	(106)	2
Construction and land development	692	4
Commercial real estate	6,019	806
Single-family residential mortgages	48	261

Total accretion	7,501	1,081

Ending balance of discount on purchased loans	$8,085	$1,712

Interest income on our securities portfolio increased $319,000, or 57.7%, to $872,000 in 2016. The increase in interest income on securities was primarily due to an increased average balance of $11.3 million, or 44.0%, and by an 21 basis point increase in the average yield on securities. We purchased $3.0 million of subordinated debt issued by other community banks with an average yield of 5.4%, $2.0 million in corporate bonds and $5.5 million in SBA sponsored securities in 2016. These purchases increased our average yield by changing the mix of asset classes in our securities portfolio. We have temporarily invested a portion of the proceeds received from our issuance of $50 million of subordinated notes into subordinated debt issued by other community banks and expect to deploy such funds into new loan originations over the next two years.

Interest income on our federal funds sold, cash equivalents and other investments increased $495,000, or 53.0%, to $1.4 million in 2016. The increase in interest income on cash equivalents was primarily due to a 82 basis point increase in average yield of cash equivalents offset by a decrease in average balance of $35.4 million. The main reasons for the increased yield were the increase in the federal funds rate and placing higher balances into term federal funds for liquidity management purposes.

Interest Expense. Interest expense on interest-bearing liabilities increased $4.8 million, or 68.8%, to $11.7 million in 2016 due to increases in interest expense on both deposits and borrowings.

Interest expense on deposits increased to $8.9 million in 2016. The $2.0 million, or 29.0%, increase in interest expense on deposits was primarily due to the average balance of deposits increasing 34.3%, offset in part by a 4 basis point decrease in the average rate paid. The increase in the average balance of deposits resulted primarily from the impact of deposit accounts acquired in the TomatoBank acquisition. The decline in the average rate paid was due to the TomatoBank deposits having a slightly lower cost of deposits as compared to the Bank’s cost of deposits.

Interest expense on borrowings increased from zero in 2015 to $2.8 million or 100% in 2016. This increase reflected increased interest expense on subordinated notes, subordinated debentures and other borrowed funds, consisting of FHLB short-term advances of less than 90-days. The increase in interest expense on subordinated notes of $2.5 million was due to the issuance of $50.0 million of subordinated notes on March 31, 2016. The increase in interest expense on subordinated debentures of $182,000 was due to acquiring $5.2 million of subordinated debentures assumed in the TomatoBank acquisition at a fair value of $3.3 million. The increase in interest expense on other borrowed funds of $34,000 was due to the Bank incurring average borrowings of $6.5 million of FHLB short-term advances during 2016, which were utilized to fund single-family residential mortgage loans that were originated and held for sale during the year.

Provision for Loan Losses

The provision for loan losses totaled $5.0 million in 2016 compared to $1.4 million in 2015. The $3.6 million increase in the provision for loan losses was due primarily to an increase in specific reserves on two SBA guaranteed nonperforming loans, coupled with the impact of loan growth during 2016. The two SBA guaranteed loans are discussed under “—Results of Operations—Comparison of Results of Operations for the Three Months Ended March 31, 2017 and 2016” on page 75.

Noninterest Income

Noninterest income increased $1.1 million, or 14%, to $9.0 million in 2016. The following table sets forth the major components of our noninterest income for the years ended December 31, 2016 and 2015:

	For the Years Ended December 31,		Increase (decrease)
(Dollars in thousands)	2016	2015
Noninterest income:
Service charges, fees and other	$1,755	$1,296	$459
Gain on sale of loans	5,847	4,316	1,531
Loan servicing fees, net of amortization	615	272	343
Recoveries on loans acquired in business combinations	170	103	67
Increase in cash surrender of life insurance	560	579	(19)
Gain on sale of securities	19	78	(59)
Gain on sale of OREO	–	1,218	(1,218)

Total noninterest income	$8,966	$7,862	$1,104

Service charges, fees and others. Noninterest income from service charges, fees and other income increased $500,000 to $1.8 million in 2016 compared to $1.3 million in 2015. This increase primarily resulted from services charges on the additional transactional deposit accounts acquired in the TomatoBank acquisition.

Gain on sale of loans. Our gain on sale of loans increased $1.5 million to $5.8 million in 2016 compared to $4.3 million in 2015 due to an increased amount of single-family residential mortgage loans sold. The gain on sale of single-family residential mortgage loans was $3.4 million in 2016 compared to $1.6 million in 2015, accounting for a $1.8 million increase. The gain on sale of single-family residential mortgage loans was partially offset by a decrease in the gain on SBA loans sold of $300,000 in 2016 compared to 2015 due to a lower volume of loans being sold as a result of management’s decision not to sell additional loans. We sold $180.3 million in single-family residential loans in 2016 as compared to $128.1 million in 2015. The increase reflects our efforts to increase our originations and sales of such loans to generate additional noninterest income. We sold $37.9 million in SBA loans in 2016 compared to $42.7 million in 2015, resulting in a gain on sale of loans of $2.4 million in 2016 compared to $2.7 million in 2015.

Loan servicing income, net of amortization. Our loan servicing income, net of amortization increased by $343,000 to $615,000 for the year ended December 31, 2016 compared to $272,000 for the year ended December 31, 2015. Serving income increased due to an increase in the volume of loans we are servicing. We were servicing $259.2 million on single-family residential mortgage loans as of December 31, 2016 compared to $106.9 million as of December 31, 2015. We were also servicing $110.3 million of SBA loans as of December 31, 2016 compared to and $74.4 million as of December 31, 2015. The increase in the respective servicing portfolios reflects the growth in our originations and sales of single-family residential and SBA loans in 2016.

Recoveries on loans acquired in business combination. Recoveries on loans acquired in business combinations increased $67,000 to $170,000 in 2016 compared to $103,000 in 2015. This increase primarily resulted from increased recoveries on loans acquired in the TomatoBank acquisition.

Increase in cash surrender of life insurance. Cash surrender value decreased $19,000 to $560,000 in 2016 compared to $579,000 in 2015, mainly due to lower interest rates in 2016 on the BOLI policies.

Gain on sales of securities, net. During 2016, we sold one security, a taxable municipal security, for $452,000 that resulted in net gains of $19,000 and we sold $4.6 million of mortgage-backed securities acquired in the Tomato Bank merger for no gain or loss. During 2015, we sold $5.5 million of mortgage-backed securities that resulted in net gains of $78,000.

Gain on Sale of OREO. In 2016, we did not sell any OREO. In 2015, we sold $2.1 million in OREO property for a gain of $1.2 million.

Noninterest Expense

Noninterest expense increased $7.8 million, or 38.95%, to $27.9 million in 2016. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2016 and 2015:

	For the Years Ended December 31,		Increase (decrease)
(Dollars in thousands)	2016	2015
Noninterest expense:
Salaries and employee benefits	$13,784	$11,122	$2,662
Occupancy and equipment expenses	3,098	2,359	739
Data processing	2,018	1,532	486
Legal and professional	1,565	954	611
Office expenses	598	353	245
Marketing and business promotion	542	475	67
Insurance and regulatory assessments	883	761	122
Amortization of intangibles	372	117	255
OREO expenses (income)	28	(18)	46
Other expenses	5,018	2,429	2,589

Total noninterest expense	$27,906	$20,084	$7,822

Salaries and employee benefits. Salaries and employee benefits expense increased $2.7 million, or 23.9%, to $13.8 million in 2016 compared to $11.1 million in 2015. This increase was primarily attributable to the TomatoBank acquisition that closed in February 2016. The number of full-time equivalent employees averaged 166 during 2016 compared to 135 in 2015. This increase was also impacted by severance accruals related to TomatoBank employees who were terminated during 2016, annual salary increases that took effect in 2016 and increased benefit costs.

Occupancy and equipment. Occupancy and equipment expense increased $739,000, or 31.3%, to $3.1 million in 2016 compared to $2.4 million in 2015. This increase was mainly due to the TomatoBank acquisition and the depreciation, real estate taxes, utilities, ongoing maintenance and lease obligations associated with the branch and office facilities we added as a result. The acquisition of TomatoBank included six branch locations, two of which we closed in June 2016.

Data processing. Data processing expense increased $486,000, or 31.7%, to $2.0 million in 2016 compared to $1.5 million in 2015. This increase resulted primarily from the impact of increased processing costs incurred subsequent to the TomatoBank acquisition. Conversion expense associated with the TomatoBank acquisition is in the “other expenses” line item.

Legal and professional. Legal and professional expense increased $611,000, or 64.0%, to $1.6 million in 2016. This increase was primarily due to increased legal fees associated with the acquisition of TomatoBank, audit and consulting fees associated with upgrading our internal control testing, which is required once a bank exceeds $1 billion in assets, and implementing Public Company Accounting Oversight Board standards.

Office expenses. Office expenses are comprised of communications, postage, armored car, and office supplies and totaled $598,000 in 2016 compared to $353,000 in 2015. This 69.4% increase primarily resulted from the increase in branches associated acquired in the TomatoBank acquisition.

Marketing and business promotion. Marketing and business promotion expense increased $67,000, or 14.1%, to $542,000 in 2016 compared to $475,000 in 2015. This increase was primarily due to our increase in CRA activities, including increased donations to qualifying non-profit organizations.

Insurance and regulatory assessments. Insurance and regulatory assessment expense totaled $883,000 in 2016 compared to $761,000 in 2015. The $122,000 or 16.0% increase was primarily due to the TomatoBank acquisition, which included the acquisition of $405.3 million of deposits and six branches. Our FDIC insurance assessment was $552,000 for 2016 and $475,000 in 2015, an increase of $77,000. Our DBO regulatory assessment was $113,000 for 2016 and $92,000 for 2015, an increase of $21,000. Our corporate insurance expenses, including our directors and officers insurance and our fidelity bond, was $215,000 for 2016 as compared to $193,000 for 2015. This increase was primarily due an increase in insurance-related expenses relating to the TomatoBank acquisition.

Amortization of intangibles. Amortization of intangibles totaled $372,000 in 2016 as compared to $117,000 for 2015. The $255,000 increase was due to the increase in the core deposit intangible asset associated with the acquisition of TomatoBank.

OREO expenses (income). Net OREO expense was $28,000 in 2016 compared to income of $18,000 in 2015, an increase of $46,000, which was mainly due to the addition of a $540,000 OREO property in 2016 that is currently being marketed for sale.

Other noninterest expense. Other noninterest expense totaled $5.0 million in 2016 compared to $2.4 million in 2015. This increase of $2.6 million was primarily attributable to the TomatoBank acquisition. We paid $854,000 in systems termination and conversion fees and $1.1 million in change in control payments pursuant to agreements assumed by us in such acquisition.

Income Tax Expense

Income tax expense was $13.5 million in 2016 compared to $9.0 million in 2015. The increase in income tax expense was consistent with the related growth in pre-tax income. Effective tax rates were 41.4% and 41.0% in 2016 and 2015, respectively. The higher effective tax rate in 2016 was primarily due to income before taxes growing in 2016 without corresponding increases in tax exempt items.

Net Income

Net income increased $6.1 million to $19.1 million in 2016, compared to $13.0 million in 2015. The increase is primarily due to an increase in net interest income due to the growth in earning assets as a result of the TomatoBank acquisition, an increase in noninterest income due to increased gain on sales of loans, primarily single-family residential mortgage loans, and an increase in loan servicing income. The increases in net interest income and noninterest income were partially offset by an increase in noninterest expense due to the additional expenses incurred as a result of the TomatoBank acquisition, including operating four additional branches and conversion and termination fees.

Results of Operations - Comparison of Results of Operations for the Years Ended December 31, 2015 to December 31, 2014

The following discussion of our results of operations compares the year ended December 31, 2015 to the year ended December 31, 2014.

Net Interest Income/Average Balance Sheet

In 2015, we generated $35.6 million of net interest income which represented a $2.0 million, or 6.0%, increase from the $33.6 million of net interest income we earned in 2014. This increase was primarily due to a 25.6% increase in average earning assets, which was partially offset by a 69 basis point decline in our net interest margin, from 4.4% in 2014 to 3.7% in 2015. The decrease in our net interest margin was primarily due to a decrease in accretion income associated with purchase accounting discounts related to the LANB acquisition, lower yields on loans and higher deposit costs resulting from the growth of our deposit base. For the years ended December 31, 2015 and 2014, our reported net interest margin was 3.7% and 4.4%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. The impact of accretion income on our net interest margin for the years ended December 31, 2015 and 2014 was to increase our reported net interest margin by 0.1% and 0.3%, respectively.

Interest Income. Total interest income was $42.5 million in 2015 compared to $38.1 million in 2014. The $4.4 million, or 11.4%, increase in total interest income was due to an increase in the average earning asset balances of $195.4 million or 25.6% due to loan growth primarily in SBA and single-family mortgage loans, offset by lower yields earned on loans.

Interest and fees on loans increased $4.4 million, or 12.0%, to $41.0 million in 2015 from $36.6 million in 2014. This increase was primarily due to an increase in the average balance of loans outstanding of $141.4 million or 21.3%. This increase was partially offset by a 42 basis point decline in the average yield on loans. The increase in the average balance of loans resulted primarily from strong organic loan growth, primarily in the SBA and single-family residential mortgage loans during the year. The lower yield on the loan portfolio resulted primarily from a decline in accretion income associated with purchase accounting discounts related to our LANB acquisition. The average yield on loans benefits from discount accretion on our purchased loan portfolios. For the years ended December 31, 2015 and 2014, the reported yield on total loans was 5.1% and 5.5%, respectively. The impact of accretion income on our yield on total loans for the years ended December 31, 2015 and 2014 was to increase our reported yield on total loans by 0.1% and 0.4%, respectively.

	As of and for the Year Ended December 31,
(Dollars in thousands)	2015	2014
Beginning balance of discount on purchased loans	$2,922	$5,283
Additions due to acquisitions:
Commercial and industrial	–	–
SBA	–	–
Construction and land development	–	–
Commercial real estate	(129)	129
Single-family residential mortgages	–	–

Total additions	(129)	129
Accretion:
Commercial and industrial	8	22
SBA	2	7
Construction and land development	4	124
Commercial real estate	806	1,964
Single-family residential mortgages	261	373

Total accretion	1,081	2,490

Ending balance of discount on purchased loans	$1,712	$2,922

Interest income on our securities portfolio decreased $416,000, or 42.9%, to $553,000 in 2015 from $969,000 in 2014. This decrease resulted from a 44.7% decline in the average balance of our securities portfolio, offset in part by a 6 basis point increase in the average yield on investments. The decrease in the average balance of securities was primarily due to maturities, repayments and sales of securities to fund loan growth during the year.

Interest income on our federal funds sold, cash equivalents and other investments increased $368,000, or 65.0%, in 2015. The increase in interest income on such short-term investments was primarily due to an increase in the average balance of $74.7 million of such investments, partially offset by a decrease in average yield of 34 basis points. The main reason for the increase in average balance was the increase in deposits, which were initially invested in short-term investments pending the deployment into loans and higher yielding securities. The decrease in yield is due to having a higher percentage in overnight federal funds sold in order to manage our liquidity.

Interest Expense. Total interest expense was $6.9 million in 2015 compared to $4.5 million in 2014. The $2.4 million, or 53.4%, increase in total interest expense was primarily due to an increase in average interest-bearing liabilities of $170.6 million and an increase in the average rate paid on all liabilities of 14 basis points. Interest expense related to NOW and money market deposits increased to $1.2 million in 2015 compared to $845,000 in 2014 due to both an increase in the average balance of $38.0 million and an increase in the average rate paid of 6 basis points. Interest expense related to time deposits increased to $5.6 million from $3.4 million due to both an increase in the average balance of $144.8 million and an increase in the average rate paid of 15 basis points. The increase in average balances was due to normal deposit origination activities. Interest expense on borrowings, including subordinated notes, subordinated debt and FHLB advances, was insignificant, $7,000, in both 2015 and 2014.

Provision for Loan Losses

The provision for loan losses decreased slightly in 2015 to $1.386 million, a decrease of $60,000 from $1.446 million in 2014. The decrease was mainly due to lower loan growth in 2015.

Noninterest Income

Noninterest income increased $2.4 million, or 43.0%, to $7.9 million in 2015 compared to $5.5 million in 2014. The increase was primarily due to gains realized on an increased volume of loan sales and gain on the sale of OREO properties.

The following table sets forth the major components of our noninterest income for the years ended December 31, 2015 and 2014:

	For the Years Ended December 31,		Increase (decrease)
(Dollars in thousands)	2015	2014
Noninterest income:
Service charges, fees and other	$1,296	$1,373	$(77)
Gain on sale of loans	4,316	2,496	1,820
Loan servicing fee, net of amortization	272	54	218
Recoveries on loans acquired in business combinations	103	204	(101)
Increase in cash surrender of life insurance	579	608	(29)
Gain on sale of securities	78	268	(190)
Gain on sale of OREO	1,218	493	725

Total noninterest income	$7,862	$5,496	$2,366

Service charges, fees and others. Noninterest income from service charges, fees and other decreased $77,000 to $1.3 million in 2015 from $1.4 million in 2014. This decrease was primarily resulted from placing former LANB’s customers onto our fee schedules in late 2014, which provided lower fees for similar services.

Gain on sale of loans. Gain on sale of loans amounted to $4.3 million in 2015 compared to $2.5 million in 2014, an increase of $1.8 million, due to an increased amount of single-family residential mortgage and SBA loans sold. The gain on sale of single-family mortgage loans was $1.6 million in 2015 compared to $182,000 in 2014, a 779.1% increase. We started our single-family mortgage loan operation in mid-2014 and started selling single-family residential mortgage loans in the second half of the year. Our single-family residential mortgage lending department sold $128.1 million of loans in 2015 and $20.5 million in 2014. The $107.6 million increase reflects our efforts to increase our single-family residential loan growth. The gain on sale of SBA loans was $2.7 million in 2015 compared to $2.3 million in 2014. The $369,000 increase is due to increased volume and the restructuring of our SBA department in 2014, when we hired a new SBA manager and team to run our SBA department. These actions resulted in the increased volume of loans sold and gain on sale income. Our SBA lending department sold $42.7 million in loans in 2015 and $29.2 million in 2014, an increase of 46.2%.

Loan servicing income, net of amortization. Our loan servicing income, net of amortization expense, increased by $218,000 to $272,000 during 2015 compared to $54,000 in 2014. Serving income increased due to the volume of such loans we were servicing. We started servicing single-family residential mortgage loans in 2015 and as of December 31, 2015, we were servicing $106.9 million. We were servicing $74.4 million of SBA loans as of December 31, 2015 and $36.0 million as of December 31, 2014.

Recoveries on loans acquired in business combinations. Recoveries on loans acquired in a business combinations decreased $101,000 to $103,000 in 2015 compared to $204,000 in 2014. This decrease primarily resulted from decreased recoveries resulting from loans acquired in the LANB, VCBB and FAB acquisitions.

Increase in cash surrender of life insurance. Cash surrender value decreased $29,000 to $579,000 in 2015, compared to $608,000 in 2014 mainly due to lower interest rates in 2015 on the BOLI policies.

Gain on sales of securities, net. During 2015, we sold four mortgage-backed securities, that resulted in net gains of $78,000. During 2014, we sold $14.3 million of mortgage-backed securities and $11.3 million in corporate notes that resulted in net gains of $268,000.

Gain on Sale of OREO. In 2015, we sold $2.1 million in OREO properties for a gain of $1.2 million. In 2014 we sold $843,000 in OREO property for a gain of $493,000.

Noninterest Expense

Noninterest expense in 2015 was $20.1 million compared to $20.1 million in 2014. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2015 and 2014:

	For the Years Ended December 31,		Increase (decrease)
(Dollars in thousands)	2015	2014
Noninterest expense:
Salaries and employee benefits	$11,122	$10,426	$696
Occupancy and equipment expenses	2,359	2,356	3
Data processing	1,532	1,446	86
Legal and professional	954	2,417	(1,463)
Office expenses	353	312	41
Marketing and business promotion	475	317	158
Insurance and regulatory assessments	761	591	170
Amortization of intangibles	117	131	(14)
OREO expenses (income)	(18)	112	(130)
Other expenses	2,429	2,004	425

Total noninterest expense	$20,084	$20,112	$(28)

Salaries and employee benefits. Salaries and employee benefits expense increased $696,000, or 6.7%, to $11.1 million in 2015 compared to $10.4 million in 2014. This increase was primarily attributable increased staff due to organic growth and normal salary increases. The number of full-time equivalent employees averaged 135 during 2015 compared to 133 in 2014.

Occupancy and equipment. Occupancy and equipment expense remained virtually the same in 2015 compared to 2014.

Data processing. Data processing expense increased $86,000, or 5.9%, to $1.5 million in 2015 compared to $1.4 million in 2014. This increase resulted primarily from the impact of increased processing costs incurred due to the organic growth in assets and liabilities in 2015.

Legal and professional. Legal and professional expenses decreased $1.5 million, or 62.5%, to $1.0 million in 2015 compared to $2.4 million in 2014. This decrease was primarily due to resolving outstanding legal issues concerning legal matters that arose in connection with our acquisitions of VCBB and FAB, which were settled in 2015.

Office expenses. Office expenses are comprised of communications, postage, armored car, and office supplies and totaled $353,000 in 2015 compared to $312,000 in 2014. This increase primarily resulted from increased branch deposits.

Marketing and business promotion. Marketing and business promotion expense totaled $475,000 in 2015 compared to $317,000 in 2014. The increase was primarily due to a promotion we ran when we reached $1 billion in assets and increases in CRA donations.

Insurance and regulatory assessments. Insurance and regulatory assessments totaled $761,000 in 2015 compared to $591,000 in 2014. This increase was primarily due to the increase in our size, which resulted in a higher expense for FDIC insurance premiums and DBO assessment.

Amortization of intangibles. Amortization of intangibles totaled $117,000 in 2015 as compared to $131,000 for 2014. The $14,000 decrease was due to the normal amortization of our core deposit intangible asset.

OREO expense (income). Our OREO expense (income) was ($18,000) in 2015 and $112,000 in 2014. The decrease of $130,000 in OREO expense (income) was mainly due to reducing our OREO balances to one property which is an income producing property.

Other noninterest expense. Other noninterest expense totaled $2.4 million in 2015 compared to $2.0 million in 2015. This increase was primarily attributable to the growth in the Company. The increase of $400,000 was primarily due to an increase in the provision for off-balance sheet commitments of $224,000, attributable to increased construction and land development loan commitments, and an increase in SBA guarantee fees of $151,000.

Income Tax Expense

Income tax expense was $9.0 million and $7.1 million in 2015 and 2014, respectively. The fluctuation in income tax expense was consistent with the corresponding fluctuation in income before income taxes. Effective tax rates for 2015 and 2014 were 41.0% and 40.6%, respectively.

Net Income

Net income increased $2.6 million to $13.0 million in 2015 from $10.4 million in 2014. The increase is attributable to an increase in net interest income due to the growth in earning assets from organic growth and an increase in noninterest income due to increased gain on sales of loans, primarily single-family residential mortgage loans, and an increase in loan servicing income.

Financial Condition

Assets. Total assets were $1.5 billion as of March 31, 2017 and $1.4 billion as of December 31, 2016. We increased our loan totals by $30 million, primarily in single-family residential mortgage and commercial and industrial loans, partially offset by a decrease in SBA and commercial real estate loans. The decrease in SBA loans is primarily due to our selling more SBA loans than originating and the decrease in commercial real estate loans is due to payoffs from the acquired TomatoBank loans. Our mortgage loans held for sale increased by $22.0 million in the first quarter of 2017. We also purchased $10.0 million in bank owned life insurance, or BOLI in the first quarter of 2017 to partially offset the increase in benefit expenses. The increase in assets was funded by an increase in deposits of $95.5 million and a $10.0 million FHLB advance.

Total assets increased $373.0 million, or 36.5%, to $1.4 billion at December 31, 2016 as compared to December 31, 2015. This increase primarily resulted from loan growth of $323.8 million. The acquisition of TomatoBank added $387.6 million in loans, and the decrease in loans from the acquisition date to year-end was due to reducing organic commercial real estate growth and commercial real estate loan payoffs to bring our commercial real estate concentration within policy limits. We funded our loan growth with an increase in deposits and the issuance of subordinated notes. The deposit growth was also due primarily to the TomatoBank acquisition. We acquired $405.3 million in deposits and at the time of the acquisition, and projected a run-off of approximately 20%. We experienced an actual reduction in deposits from the date of closing the acquisition through March 31, 2017 of $141.5 million, or 35.1%. We also issued $50.0 million of subordinated notes in March 2016.

Total assets increased $97.2 million, or 10.5%, to $1.0 billion at December 31, 2015 as compared to $925.9 million at December 31, 2014. This increase in total assets was primarily due to organic loan growth mainly in SBA and single-family residential mortgage loans.

Loans. The loan portfolio is the largest category of our earning assets. At March 31, 2017, total loans, net of allowance for loan losses, totaled $1.1 billion. Prior to 2014, we mainly had two lending products, commercial and industrial loans and CRE loans. In 2014, we made the strategic move to diversify our lending into single-family residential mortgage and SBA loans. The following table presents the balance and associated percentage of each major category in our loan portfolio at March 31, 2017 and December 31, 2016, 2015, 2014, 2013 and 2012:

	As of March 31,		As of December 31,
	2017		2016		2015		2014		2013		2012
(Dollars in thousands)	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans:
Commercial and industrial	$214,480	18.81%	$203,843	18.35%	$160,479	20.25%	$146,699	20.94%	$114,944	19.93%	$93,704	28.63%
SBA	149,926	13.16	158,968	14.32	108,761	13.73	30,714	4.39	24,439	4.24	6,617	2.02
Construction and land development	89,869	7.89	89,409	8.05	67,593	8.53	93,025	13.28	63,164	10.95	56,601	17.29
Commercial real estate (1)	493,416	43.30	501,798	45.19	343,434	43.34	372,836	53.23	315,187	54.67	170,394	52.06
Single-family residential mortgages	191,872	16.84	156,428	14.09	112,095	14.15	57,161	8.16	58,895	10.21	–	–

Total loans, (2)	1,139,563	100.00%	1,110,446	100.00%	792,362	100.00%	700,435	100.00%	576,629	100.00%	327,316	100.00%

Allowance for loan losses	(14,186)		(14,162)		(10,023)		(8,848)		(7,549)		(7,122)

Total loans, net	$1,125,377		$1,096,284		$782,339		$691,587		$569,080		$320,194

(1)	Includes non-farm & non-residential real estate loans, multifamily resident and 1-4 family single family residential loan for a business purpose
(2)	Net of purchased loan discounts and deferred costs and fees

Net loans increased $29.0 million, or 2.6%, to $1.1 billion at March 31, 2017 as compared to December 31, 2016. The increase in net loans primarily resulted from organic growth in single-family residential mortgage and commercial and industrial loans, which was partially offset by the sale of SBA loans and continued run-off of our commercial real estate loans.

Net loans increased $313.9 million, or 40.1%, to $1.1 billion at December 31, 2016 as compared to December 31, 2015. This increase in net loans was primarily due to $387.7 million of primarily commercial real estate, multi-family and construction and development loans added in connection with the TomatoBank acquisition, which was partially offset by reduced originations and loan payoffs in construction and land development loans and commercial real estate loans.

Net loans increased $90.8 million, or 13.1%, to $782.3 million as of December 31, 2015 as compared to December 31, 2014. This increase in net loans was primarily due to organic loan growth, primarily in SBA, commercial real estate and single-family residential mortgage loans, which was partially offset by a decrease in construction and land development loans.

Outstanding loan balances increased due to new loan originations, advances on outstanding commitments and loans acquired as a result of acquisitions of other financial institutions, net of amounts received for loan payments and payoffs, charge-offs of loans and transfers of loans to OREO.

The following table presents the activity in the acquired and originated loan portfolios for the period presented.

	As of and for the Three Months Ended March 31,	As of and for the Year Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014
Loans originated:
Commercial and industrial	$52,849	$173,326	$194,183	$122,018
SBA	20,372	83,167	119,522	44,353
Construction and land development	28,400	73,310	35,643	106,061
Commercial real estate	5,833	39,765	87,498	145,850
Single-family residential mortgages	45,526	109,396	66,957	11,745

Total loans originated	152,980	478,964	503,803	430,027
Loans acquired:
Commercial and industrial	–	16,667	–	–
SBA	–	16,816	–	–
Construction and land development	–	19,972	–	–
Commercial real estate	–	334,221	–	–
Single-family residential mortgages	–	–	–	–

Total loans acquired	–	387,676	–	–
SBA loans sold	23,168	37,935	42,697	29,200
Single-family residential mortgage loans transferred to available for sale	–	33,692	10,429	–
Loan principal reduction and payoffs (1)	101,619	471,184	361,472	280,005

Net increase in total loans	$28,193	$323,829	$89,205	$120,822

(1)	Includes $0, $540,000, $0 and $0 of loans transferred to OREO for the three months ended March 31, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively.

The following table shows the contractual maturities our loan portfolio and the distribution between fixed and adjustable interest rate loans at March 31, 2017:

	As of March 31, 2017
	Within One Year		One Year to Five Years		After Five Years		Total
(Dollars in thousands)	Fixed	Adjustable Rate	Fixed	Adjustable Rate	Fixed	Adjustable Rate
Commercial and industrial	$24,230	$89,377	$3,508	$35,597	$–	$61,768	$214,480
SBA	–	149,926	–	–	–	–	149,926
Construction and land development	–	78,949	–	10,920	–	–	89,869
Commercial real estate	–	76,546	52,758	275,698	35,318	53,096	493,416
Single-family residential mortgages	–	14,928	–	13,477	163,467	–	191,872

Total loans (1)	$24,230	$409,726	$56,266	$335,692	$198,785	$114,864	$1,139,563

(1)	Net of purchased loan discounts, and deferred cost and fees

The principal categories of our loan portfolio are discussed below:

Commercial and industrial loans. We provide a mix of variable and fixed rate commercial and industrial loans. The loans are typically made to small- and medium-sized manufacturing, wholesale, retail and service businesses for working capital needs, business expansions and for international trade financing. Commercial and industrial loans include lines of credit with a maturity of one year or less, commercial and industrial term loans with maturities of five years or less, shared national credits with maturities of five years or less, mortgage warehouse lines with a maturity of one year or less, bank subordinated debentures with a maturity of 10 years, purchased receivables with a maturity of two months or less and international trade discounts with a maturity of three months or less. Substantially all of our commercial and industrial loans are collateralized by business assets or by real estate.

We originate commercial and industrial lines of credit, term loans, mortgage warehouse lines and international trade discounts which totaled in the aggregate $151.2 million as of March 31, 2017, $150.8 million and $114.0 million, at December 31, 2016 and December 31, 2015, respectively. The interest rate on these loans are generally Wall Street Journal Prime or Prime rate based.

We purchase shared national credits for the purpose of using our excess capital. These loans consist of large syndicated loans to companies with stable credit ratings. We limit these type of loans to 10% of our loans. These loans are floating-rate loans based on the London Interbank Offered Rate, or LIBOR. The shared national credit portfolio totaled $36.5 million as of March 31, 2017 and $28.6 million as of December 31, 2016.

We originate purchased receivables as a cash management tool. These loans are to large companies with investment grade bond and commercial paper ratings and the purchased receivables are managed through our investment policy. We limit purchased receivables to 45% of our security portfolio and 45% of our tier-1 capital. The purchased receivable portfolio totaled $24.2 million at March 31, 2017 and $22.4 million at December 31, 2016. We started this program in 2015 with a total balance of $16.0 million at December 2015.

We purchase subordinated debentures of other community banks in limited amounts not to exceed $1.0 million by individual issuer and not more than $10.0 million in total. Most of these loans have a fixed rate for five years then float to LIBOR. The subordinated debentures loan portfolio totaled $2.5 million at March 31, 2017 and $2.0 million at December 31, 2016. We also purchase subordinated debentures in our securities portfolio. We decide whether to treat the debenture as a loan or a security based on the liquidity of the asset. We determine liquidity by the size of the offering and by whether the security can be held in electronic form. The total community bank subordinated debenture portfolio, amounted to $6.5 million at March 31, 2017 and $5.0 million at December 31, 2016, with $2.5 million and $2.0 million classified as loans as of such respective dates. We started this program after we issued our subordinated notes in March 2016 to offset a portion of the interest rate payment on the $50.0 million of subordinated notes that we issued.

Commercial and industrial loans increased $10.7 million, or 5.3%, to $214.5 million as of March 31, 2017 compared to $203.8 million at December 31, 2016. This increase resulted primarily from an increase in shared national credits of $7.9 million, mortgage warehouse lines of $2.9 million and purchased receivables of $1.9 million. Commercial and industrial loans increased $43.4 million, or 27.0%, to $203.8 million at December 31, 2016 as compared to $160.5 million at December 31, 2015. The increase resulted primarily from organic loan growth in commercial lines of credit of $23.3 million, commercial and industrial term notes of $20.8 million, partially offset by a reduction in mortgage warehouse lines of $7.1 million and shared national credits of $1.9 million. Commercial and industrial loans increased $13.8 million, or 9.4%, to $160.5 million at December 31, 2015 as compared to $146.7 million at December 31, 2014. This increase was due to an increase in mortgage warehouse lines of $10.1 million and purchased receivables of $16.0 million, partially offset by a decrease in commercial lines of credit.

Commercial real estate loans. Commercial real estate loans include owner-occupied and non-occupied commercial real estate, multi-family residential and single-family residential loans originated for a business purpose. The interest rate for the majority of these loans are Prime based and have a maturity of five years or less except for the single-family residential loans originated for a business purpose which may have a maturity of one year. At March 31, 2017, approximately 17.9% of the commercial real estate portfolio consisted of fixed-rate loans. Our policy maximum loan-to-value, or LTV is 75% for commercial real estate loans. The total commercial real estate portfolio totaled $374.1 million at March 31, 2017, $379.6 million and $223.8 million as of December 31, 2016 and December 31, 2015, respectively, of which $153.3 million, $159.5 million, and $102.7 million respectively, are secured by owner occupied properties. The multi-family residential loan portfolio totaled $70.9 million as of March 31, 2017, $70.6 million and $32.0 million as of December 31, 2016. The single-family residential loan portfolio originated for a business purpose totaled $48.4 million as of March 31, 2017, $51.6 million, $87.7 million as of December 31, 2016 and December 31, 2015, respectively.

Commercial real estate loans decreased $8.4 million, or 1.7%, to $493.4 million at March 31, 2017 as compared to $501.8 million at December 31, 2016. This decrease resulted primarily from the continued pay-off of TomatoBank commercial real estate and single-family residential loans originated for a business purpose. Commercial real estate loans increased $158.4 million, or 46.1%, to $501.8 million at December 31, 2016 as compared to $343.4 million at December 31, 2015. This increase resulted from the acquisition of TomatoBank, partially offset by payoffs in commercial real estate loans. Commercial real estate loans decreased $29.4 million, or 7.9%, to $343.4 million at December 31, 2015 as compared to $372.8 million at December 31, 2014. The decrease in 2015 was primarily the result of decreasing our commercial real estate originations to lower our commercial real estate concentration.

Construction and land development loans. Our construction and land development loans are comprised of residential construction, commercial construction and land acquisition and development construction. Interest reserves are generally established on real estate construction loans. These loans are typically Prime based and have maturities of less than 18 months. Our policy maximum LTV for construction loans is 75% and for land development loans is 50%. The following table shows the categories of our construction and land development portfolio as of March 31, 2017 and December 31, 2016 and 2015.

	As of March 31,		As of December 31,
(Dollars in thousands)	2017		2016		2015
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Residential construction	$47,606	52.97%	$47,986	53.67%	$44,328	65.58%
Commercial construction	28,067	31.23	35,404	39.60	11,834	17.51
Land development	14,196	15.80	6,019	6.73	11,431	16.91

Total construction and land development loans (1)	$89,869	100.00%	$89,409	100.00%	$67,593	100.00%

(1)	Net of purchased loan discounts, deferred costs and fees.

Construction and land development loans increased $461,000, or 0.5%, to $89.9 million at March 31, 2017 as compared to $89.4 million at December 31, 2016. This increase in construction and land development loans was primarily due to construction loan originations exceeding loan repayments. Construction and land development loans increased $21.8 million, or 32.2%, to $89.4 million at December 31, 2016 as compared to $67.6 million at December 31, 2015. This increase in construction and land development loans was primarily due to the acquisition of approximately $20.0 million loans in the TomatoBank acquisition, partially offset by repayments exceeding new construction loan originations. Construction and land development loans decreased $25.4 million, or 27.3%, to $67.6 million at December 31, 2015 as compared to $93.0 million at December 31, 2014. This decrease in construction and land development loans was primarily due to loan repayments exceeding new construction loan originations.

Small Business Administration guaranteed loans. We are designated a Preferred Lender under the SBA Preferred Lender Program. We offer mostly SBA 7(a) variable-rate loans. We generally sell the 75% guaranteed portion of the SBA loans that we originate. Our SBA loans are typically made to small-sized manufacturing, wholesale, retail, hotel/motel and service businesses for working capital needs or business expansions. SBA loans can have any maturity up to 25 years. Typically, non-real estate secured loans mature in less than 10 years. Collateral may also include inventory, accounts receivable and equipment, and includes personal guarantees. Our unguaranteed SBA loans collateralized by real estate are monitored by collateral type and included in our CRE Concentration Guidance as previously discussed.

We originate SBA loans through our branch staff, loan officers and through SBA brokers. For 2016, 26.8% or $22.3 million of SBA loan originations were produced by branch staff and loan officers. The remaining $60.9 million was referred to us through SBA brokers.

As of March 31, 2017 our SBA portfolio totaled $149.9 million of which $80.8 million is guaranteed by the SBA and $69.1 million is unguaranteed, of which $63.8 million is secured by real estate and $5.0 million is unsecured or secured by business assets. We monitor the unguaranteed portfolio by type of real estate collateral. As of March 31, 2017, 54.7% or $37.5 million is secured by hotel/motels; 15.2% or $10.4 million by gas stations; and, 30.1% or $20.6 million in other real estate types. We further analyze the unguaranteed portfolio by location. As of March 31, 2017, 41.6% or $28.4 million is located in California; 6.3% or $4.3 million is located in Nevada; 17.9% or $12.2 million is located in Texas; 13.9% or $9.5 million is located in Washington; and 20.3% or $13.9 million is located in other states.

SBA loans decreased $9.0 million, or 5.7%, to $149.9 million at March 31, 2017 compared to $159.0 million at December 31, 2016. This decrease was primarily due to loan sales of $23.2 million, partially offset by $20.4 million in originations in the first quarter of 2017. Starting in 2017, we intend to sell SBA loans quarterly, whereas previously, we primarily sold SBA loans annually in November of each year. SBA loans increased $50.2 million, or 46.2%, to $159.0 million at December 31, 2016 as compared to $108.8 million at December 31, 2015. The increase resulted primarily from organic loan originations of $83.2 million, partially offset by SBA loan sales of $37.9 million. SBA loans increased $78.0 million, or 254.1%, to $108.8 million at December 31, 2015 as compared to $30.7 million at December 31, 2014. This increase was due to organic originations of $119.5 million, partially offset by SBA loan sales of 42.7 million.

Single-family residential real estate loans. We originate mainly non-qualified, alternative documentation single-family residential mortgage loans through correspondent relationships or through our branch network or retail channel. The loan product is a seven-year hybrid adjustable mortgage with a current start rate of 4.5% which re-prices after seven years to the one-year LIBOR plus 2.75%. As of March 31, 2017, the average loan-to-value of the portfolio was 57.6%, the average FICO score was 747 and the average duration of the portfolio was 4.7 years. We also offer qualified single-family residential mortgage loans as a correspondent to a national financial institution.

We originate these non-qualified single-family residential mortgage loans both to sell and hold for investment. The loans held for investment are generally originated through our retail branch network to our customers, many of whom establish a deposit relationships with us. During the first quarter of 2017, we originated $38.8 million of such loans through our retail channel and $32.3 million through our correspondent channel. We sell many of these non-qualified single-family residential mortgage loans to other Asian-American banks. While our loan sales to date have been primarily to one bank, we expect to be expanding our network of banks who will acquire our single-family loan product.

Single-family residential real estate loans, which include $2.3 million of home equity loans, increased $35.5 million, or 22.7%, to $191.9 million as of March 31, 2017 as compared to $156.4 million as of December 31, 2016. In addition, loans held for sale increased $22.3 million or 50.3% to $66.6 as of March 31, 2017 compared to $44.3 million December 31, 2016. The increase in is mainly due to not selling single-family residential mortgage loans in the first quarter of 2017. We expect to continue to make loan sales during the remainder of 2017 in the same volume as 2016. Single-family residential real estate loans, which include $2.4 million of home equity loans, increased $44.3 million, or 39.5%, to $156.4 million at December 31, 2016 as compared to $112.1 million at December 31, 2015. This increase was due to loan originations exceeding loan repayments and sales. Single-family residential real estate loans increased $55.0 million, or 96.2%, to $112.10 million at December 31, 2015 as compared to $57.2 million at December 31, 2014. This increase was due to loan originations exceeding loan repayments and sales.

CRE Concentration

We have policies and procedures in place to monitor compliance with the CRE Concentration Guidance. We have set targets for CRE concentration limits as a percentage of total capital in accordance with interagency guidelines. We have purchased four banks, two of which had significant concentrations in CRE. Once acquired, we take significant steps to immediately reduce CRE concentration. The following graph shows our performance in reducing commercial real estate loan concentrations as in accordance with interagency guidelines:

Loan Quality

We use what we believe is a comprehensive methodology to monitor credit quality and prudently manage credit concentration within our loan portfolio. Our underwriting policies and practices govern the risk profile and credit and geographic concentration for our loan portfolio. We also have what we believe to be a comprehensive methodology to monitor these credit quality standards, including a risk classification system that identifies potential problem loans based on risk characteristics by loan type as well as the early identification of deterioration at the individual loan level. In addition to our allowance for loan losses, our purchase discounts on acquired loans provide additional protections against credit losses.

Discounts on Purchased Loans. At acquisition we hire a third-party to determine the fair value of loans acquired. In many of the cases fair values were determined by estimating the cash flows expected to result from those loans and discounting them at appropriate market rates. The excess of expected cash flows above the fair value of the majority of loans will be accreted to interest income over the remaining lives of the loans in accordance with FASB Accounting Standards Codification, or ASC, 310-20.

None of the loans we acquired after 2011 had evidence of deterioration of credit quality since origination for which it was probable, at acquisition, that the Company would be unable to collect all contractually required payments receivable. Loans acquired that had evidence of deterioration of credit quality since origination are referred to as PCI loans.

With our acquisitions of FAB and VCBB, we acquired $16.7 million contractual amount due with a fair value of $9.7 million of PCI loans. The outstanding balance and carrying amount of PCI loans as of December 31 2016 and 2015 were $878,000 and $730,000 and $2.4 million and $1.7 million, respectively. For these PCI loans, the Company did not increase the allowance for loan losses during 2016 or 2015 as there were no significant reductions in the expected cash flows.

Analysis of the Allowance for Loan Losses. The following table allocates the allowance for loan losses, or the allowance, by category:

(Dollars	As of March 31, 2017		As of December 31,
			2016		2015		2014		2013		2012
in thousands)	Amount	Percentage (1)	Amount	Percentage (1)	Amount	Percentage (1)	Amount	Percentage (1)	Amount	Percentage (1)	Amount	Percentage (1)
Loans:
Commercial and industrial	$2,219	1.03	$2,581	1.27	$2,483	1.55	$2,287	1.56	$2,010	1.75	$2,259	2.41
SBA (2)	4,730	3.15	3,345	2.10	1,616	1.49	443	1.44	234	0.96	65	0.98
Construction and land development	1,109	1.23	1,206	1.35	835	1.24	1,226	1.32	1,317	2.09	2,662	4.70
Commercial real estate (3)	4,532	0.92	5,952	1.19	3,672	1.07	4,283	1.15	3,411	1.08	2,136	1.25
Single-family residential mortgages	1,596	0.83	1,078	0.69	1,417	1.26	609	1.07	577	0.98	–	–

Allowance for loan losses	14,186	1.24%	14,162	1.28%	10,023	1.26	8,848	1.26	7,549	1.31	7,122	2.18

(1)	Represents the presentage of the allowance to total loans in the respective category. For example, as of March 31, 2017, the percentage of the allowance to commercial and industrial loans was $2.2 million, divided by the total of commercial and industrial loans of $214.5 million, which equals 1.03%.
(2)	Non-accrual loans at March 31, 2017 and December 31, 2016 and 2015 include a SBA guaranteed loan as to which we received a $3.6 million payment in July 2017 pursuant to a SBA loan guaranty. See “Recent Developments—Preliminary Second Quarter Highlights (Unaudited)” on page 15, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of Results of Operations for the Three Months Ended March 31, 2017 and 2016—Provision for Loan Losses” on page 75.
(3)	Includes non-farm and non-residential real estate loans, multi-family residential and single-family residential loans originated for a business purpose.

The allowance and the balance of nonaccretable discounts represent our estimate of probable and reasonably estimable credit losses inherent in loans held for investment as of the respective balance sheet date.

Allowance for loan losses. Our methodology for assessing the appropriateness of the allowance for loan includes a general allowance for performing loans, which are grouped based on similar characteristics, and a specific allowance for individual impaired loans or loans considered by management to be in a high-risk category. General allowances are established based on a number of factors, including historical loss rates, an assessment of portfolio trends and conditions, accrual status and economic conditions.

For commercial and industrial, SBA, commercial real estate, construction and land development and single-family residential mortgage loans held for investment, a specific allowance may be assigned to individual loans based on an impairment analysis. Loans are considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment is based on an analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the estimated market value or the fair value of the underlying collateral. Interest income on impaired loans is accrued as earned, unless the loan is placed on nonaccrual status.

Credit-discount on loans purchased through acquisition. Purchased loans are recorded at market value in two categories, credit discount and liquidity discount and premiums. The remaining credit discount at the end of a period is compared to the analysis for loan losses for each acquisition. If the credit discount is greater than the expected loss no additional provision is needed. The following table shows our credit discounts by loan portfolio for purchased loans only as of March 31, 2017 and December 31, 2016, 2015, and 2014. We have recorded additional reserves of $270,000 due to the credit discounts on the LANB, VCBB and FAB acquisitions being less than the analysis for loan losses on those acquisitions as of March 31, 2017.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014
Commercial and industrial	$276	$624	$346	$11	$18
SBA	74	220	91	2	5
Construction and land development	28	693	61	–	4
Commercial real estate	3,840	7,253	4,516	979	1,615
Single-family residential mortgages	86	184	110	224	462

Total credit discount on purchased loans	$4,304	$8,974	$5,124	$1,216	$2,104

Total remaining balance of purchased loans through acquisition	$329,530	$463,419	$336,310	$69,267	$92,990
Credit-discount to remaining balance of purchased loans	1.31%	1.94%	1.52%	1.75%	2.26%

Individual loans considered to be uncollectible are charged off against the allowance. Factors used in determining the amount and timing of charge-offs on loans include consideration of the loan type, length of delinquency, sufficiency of collateral value, lien priority and the overall financial condition of the borrower. Collateral value is determined using updated appraisals and/or other market comparable information. Charge-offs are generally taken on loans once the impairment is determined to be other-than-temporary. Recoveries on loans previously charged off are added to the allowance. Net charge-offs to average loans were 0.00%, 0.08%, 0.03% and 0.02% for the three months ended March 31, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively.

The allowance for loan losses was $14.2 million at March 31, 2017 compared to $14.2 million, $10.0 million and $8.8 million at December 31, 2016, 2015 and 2014, respectively. The $24,000 increase at March 31, 2017 compared to December 31, 2016 was due to a recovery of a prior charged-off loan. The $4.2 million increase at December 31, 2016 compared to December 31, 2015, was due primarily to an increase in specific reserves on two SBA guaranteed nonperforming loans discussed under “—Results of Operations— Comparison of Results of Operations for the Three Months Ended March 31, 2017 and 2016” on page 75.

We analyze the loan portfolio, including delinquencies, concentrations, and risk characteristics, at least quarterly in order to assess the overall level of the allowance and nonaccretable discounts. We also rely on internal and external loan review procedures to further assess individual loans and loan pools, and economic data for overall industry and geographic trends.

In determining the allowance and the related provision for loan losses, we consider three principal elements: (i) valuation allowances based upon probable losses identified during the review of impaired commercial and industrial, commercial real estate, construction and land development loans, (ii) allocations, by loan classes, on loan portfolios based on historical loan loss experience and qualitative factors and (iii) review of the credit discounts in relationship to the valuation allowance calculated for purchased loans. Provisions for loan losses are charged to operations to record changes to the total allowance to a level deemed appropriate by us.

The following table provides an analysis of the allowance for loan losses, provision for loan losses and net charge-offs for the three months ended March 31, 2017 and 2016 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012:

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Balance, beginning of period	$14,162	$10,023	$10,023	$8,848	$7,549	$7,122	$5,060
Charge-offs:
Commercial and industrial	–	–	–	–	–	–	–
SBA	–	223	835	422	242	11
Construction and land development	–	–	–	–	–	345	–
Commercial real estate	–	–	–	–	–	533	–
Single-family residential mortgages	–	–	–	–	–	307	–

Total charge-offs	–	223	835	422	242	1,195	–

Recoveries:
Commercial and industrial	–	–	–	–	–	–	4
SBA	24	–	–	11	–	10
Construction and land development	–	–	–	–	–	–	–
Commercial real estate	–	–	–	200	95	–	–
Single-family residential mortgages	–	–	–	–	–	–	–

Total recoveries	24	–	–	211	95	10	4

Net charge-offs	(24)	223	835	211	147	1,185	(4)
Provision for loan losses	–	998	4,974	1,386	1,446	1,613	2,058

Balance, end of period	$14,186	$10,798	$14,162	$10,023	$8,848	$7,549	$7,122

Total loans at end of period (1)	$1,139,563	$1,165,773	$1,110,446	$792,362	$700,436	$576,629	$327,316
Average loans (2)	1,134,582	1,003,157	1,080,448	755,636	660,371	472,694	304,709
Net charge-offs to average loans	–%	0.02%	0.08%	0.03%	0.02%	0.25%	–%
Allowance for loan losses to total loans	1.24	0.93	1.28	1.26	1.26	1.31	2.18

(1)	Net of purchase loan discounts and deferred cost and fees
(2)	Excludes loans held for sale

Problem Loans. Loans are considered delinquent when principal or interest payments are past due 30 days or more; delinquent loans may remain on accrual status between 30 days and 89 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and performing restructured loans. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan’s principal balance is deemed collectible. Depending on a particular loan’s circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructuring, or TDR. These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the loan is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. A restructured loan is considered impaired despite its accrual status and a specific reserve is calculated based on the present value of expected cash flows discounted at the loan’s effective interest rate or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent.

Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as OREO until sold, and is carried at the balance of the loan at the time of foreclosure or at estimated fair value less estimated costs to sell, whichever is less.

The following table sets forth the allocation of our nonperforming assets among our different asset categories as of the dates indicated. Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and loans modified under troubled debt restructurings. Nonperforming loans exclude PCI loans. The balances of nonperforming loans reflect the net investment in these assets.

	As of March 31,	As of December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013	2012
Troubled debt restructured loans:
Commercial and industrial	$–	$–	$80	$96	$104	$44
SBA	–	–	185	–	–	–
Construction and land development	300	303	315	697	1,726	283
Commercial real estate	2,250	2,253	1,168	2,519	2,836	2,057
Single-family residential mortgages	–	–	–	–	–	–

Total troubled debt restructured loans	2,550	2,556	1,748	3,312	4,666	2,384

Non-accrual loans:
Commercial and industrial	–	–	–	497	311	1,123
SBA (1)	3,559	3,577	4,365	–	–	–
Construction and land development	–	–	–	–	–	1,461
Commercial real estate	–	–	–	–	157	3,400
Single-family residential mortgages	–	–	–	–	–	–

Total non-accrual loans	3,559	3,577	4,365	497	468	5,984
Loans past due 90 days or more and still accruing	–	–	–	250	91	–

Total non-performing loans	6,109	6,133	6,113	4,059	5,225	8,368
Other real estate owned	833	833	293	1,161	1,511	1,425

Nonperforming assets	$6,942	$6,966	$6,406	$5,220	$6,736	$9,793

Nonperforming loans to total loans	0.54%	0.55%	0.77%	0.58%	0.91%	2.56%
Nonperforming assets to total assets	0.46	0.50	0.63	0.56	0.93	1.70

(1)	Non-accrual loans at March 31, 2017 and December 31, 2016 and 2015 include a SBA guaranteed loan as to which we received a $3.6 million payment in July 2017 pursuant to a SBA loan guaranty. See “Recent Developments—Preliminary Second Quarter Highlights (Unaudited)” on page 15.

The decrease in nonperforming loans at March 31, 2017 was primarily due to $24,000 of payments received on two nonperforming loans during the first quarter of 2017.

We did not recognize any interest income on nonaccrual loans during the periods ended March 31, 2017, December 31, 2016, 2015 and 2014 while the loans were in nonaccrual status. Additional interest income that we would have recognized on these loans had they been current in accordance with their original terms was $40,000, $70,000 and zero during the years ended December 31, 2016, 2015 and 2014, respectively. We recognized interest income on commercial and commercial real estate loans modified under troubled debt restructurings of $70,000, $301,000, $213,000 and $552,000 during the periods ended March 31, 2017, December 31, 2016, 2015 and 2014, respectively.

We utilize an asset risk classification system in compliance with guidelines established by the FDIC as part of our efforts to improve asset quality. In connection with examinations of insured institutions, examiners have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful,” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and is of such little value that continuance as an asset is not warranted.

We use a risk grading system to categorize and determine the credit risk of our loans. Potential problem loans include loans with a risk grade of 6, which are “special mention,” loans with a risk grade of 7, which are “substandard” loans that are generally not considered to be impaired and loans with a risk grade of 8, which are “doubtful” loans generally considered to be impaired. These loans generally require more frequent loan officer contact and receipt of financial data to closely monitor borrower performance. Potential problem loans are managed and monitored regularly through a number of processes, procedures and committees, including oversight by a loan administration committee comprised of executive officers and other members of the Bank’s senior management.

The following table presents the recorded investment of potential problem loans (excluding PCI loans) by loan category at the dates indicated:

	Commercial and Industrial			SBA (1)			Commercial Real Estate			Construction and Land Development			Single-Family Residential Real Estate
	Risk Category			Risk Category			Risk Category			Risk Category			Risk Category
(Dollars in thousands)	6	7	8	6	7	8	6	7	8	6	7	8	6	7	8	Total
March 31, 2017	$–	$4,384	$–	$1,898	$2,385	$3,559	$18,537	$28,337	$–	$–	$2,374	$–	$–	$–	$–	$61,474
December 31, 2016	–	9,616	–	1,934	2,409	3,559	18,512	27,279	–	1,932	303	–	–	–	–	65,544
December 31, 2015	999	2,086	–	–	4,915	–	–	4,915	–	–	315	–	–	–	–	13,230
December 31, 2014	3,148	2,124	–	–	5,789	–	816	5,867	–	–	697	–		–	–	18,441
December 31, 2013	4,315	3,416	–	–	–	–	5,767	12,261	–	–	2,066	–	–	1,094	–	28,919
December 31, 2012	8,168	3,325	–	–	–	–	5,094	7,929	–	2,881	3,437	–	–	2,242	–	33,076

(1)	Risk Category Grade 8 loans at March 31, 2017 and at December 31, 2016 include a SBA guaranteed loan as to which we received a $3.6 million payment in July 2017 pursuant to a SBA loan guaranty. See “Recent Developments—Preliminary Second Quarter Highlights (Unaudited)” on page 15.

Securities. Our investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk. The types and maturities of securities purchased are primarily based on our current and projected liquidity and interest rate sensitivity positions.

The following table sets forth the book value and percentage of each category of securities at March 31, 2017 and December 31, 2016, 2015 and 2014. The book value for securities classified as available for sale is equal to fair market value and the book value for securities classified as held to maturity is equal to amortized cost.

	March 31,		December 31,
	2017		2016		2015		2014
(Dollars in thousands)	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
Securities, available for sale, at fair value
U.S. government agency securities	$5,203	11.5%	$5,317	11.6%	$–	–%	$–	–%
Corporate note securities (1)	11,384	25.1	10,320	22.7	5,387	19.9	–	–
Mortgage-backed securities	22,568	49.7	23,640	52.0	15,029	55.5	24,931	78.8

Total securities, available for sale, at fair value	39,155	86.3	39,277	86.3	20,416	75.4	24,931	78.8
Securities, held to maturity, at amortized cost
Taxable municipal securities	5,299	11.7	5,301	11.7	5,741	21.2	5,751	18.2
Tax-exempt municipal securities	907	2.0	913	2.0	937	3.5	960	3.0

Total securities, held to maturity, at amortized cost	6,206	13.7	6,214	13.7	6,678	24.6	6,711	21.2

Total securities	$45,361	100.0%	$45,491	100.0%	$27,094	100.0%	$31,642	100.0%

(1)	Comprised of corporate note securities and financial institution subordinated debentures

The following table sets forth the book value, scheduled maturities and weighted average yields for our securities portfolio at March 31, 2017. The book value for securities classified as available for sale is equal to fair market value and the book value for securities classified as held to maturity is equal to amortized cost.

	As of March 31, 2017
(Dollars in thousands)	Book Value	% of Total Securities	Weighted Average Yield
Securities, available for sale
U.S. government agency securities
Maturing within one year	–	–	–
Maturing in one to five years	$1,216	2.7%	2.4%
Maturing in five to ten years	3,987	8.8	2.0
Maturing after ten years	–	–	–

Total U.S. government agency securities	5,203	11.5	2.1
Corporate note securities: (1)
Maturing within one year	–	–	–
Maturing in one to five years	7,321	16.1	2.5
Maturing in five to ten years	4,063	9.0	5.4
Maturing after ten years	–	–	–

Total corporate note securities	11,384	25.1	3.5

Mortgage-backed securities - government sponsored agencies:
Maturing within one year	–	–	–
Maturing in one to five years	18,141	40.0	2.5
Maturing in five to ten years	4,427	9.7	2.3
Maturing after ten years	–	–	–

Total mortgage-backed securities	22,568	49.7	1.9

Total securities, available for sale	39,155	86.3	2.4

Securities, held to maturity
Taxable municipal securities
Maturing within one year	1,001	2.2	3.6
Maturing in one to five years	1,957	4.3	4.3
Maturing in five to ten years	2,341	5.2	4.4
Maturing after ten years	–	–	–

Total taxable municipal securities	5,299	11.7	4.2

Tax-exempt municipal securities
Maturing within one year	–	–	–
Maturing in one to five years	–	–	–
Maturing in five to ten years	907	2.0	3.0
Maturing after ten years	–	–	–

Total-tax exempt municipal securities	907	2.0	3.0
Total securities, held to maturity	6,206	13.7	4.1

Total securities	$45,361	100.0%	2.6

(1)	Comprised of corporate note securities and financial institution subordinated debentures

Management evaluates securities for other-than-temporary impairment, or OTTI, on at least a semi-annual basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows; OTTI related to credit loss, which must be recognized in the income statement and; OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

The table below presents the credit ratings at March 31, 2017 at fair value for our investment securities classified as available for sale and amortized cost for investment securities classified as held to maturity.

	As of March 31, 2017
	Amortized Cost	Estimated Fair Value	Average Credit Rating
(Dollars in thousands)			AAA	AA+/-	A+/-	BBB+/-	< BBB-	Not Rated
Securities, available for sale:
U.S. government agency securities	$5,325	$5,203	$–	$5,203	$–	$–	$–	$–
Corporate securities	11,340	11,384	–	–	3,139	8,245	–	–
Mortgage-backed securities	22,827	22,568	–	22,568	–	–	–	–

Total securities, available for sale	39,492	39,155	–	27,771	3,139	8,245	–	–
Securities held to maturity:
Taxable municipal securities	5,299	5,618	2,375	3,243	–	–	–	–
Tax-exempt municipal securities	907	925	925	–	–	–	–	–

Total securities, held to maturity	6,206	6,543	3,300	3,243	–	–	–	–

Total investment securities	$45,698	$45,698	$3,300	$31,014	$3,139	$8,245	–	–

Cash and Cash Equivalents. Cash and cash equivalents increased $48.8 million, or 41.1%, to $167.5 million as of March 31, 2017 as compared to $118.7 million at December 31, 2016. This increase was primarily due to $101.7 million of cash from financing activities, primarily net increases in deposits of $95.5 million, partially offset by funds used in investment activities of $40.4 million.

Cash and cash equivalents increased $4.8 million, or 4.2%, to $118.7 million as of December 31, 2016 as compared to December 31, 2015. The cash flows used from financing activities of $58.6 million, consisting of a reduction in deposits offset by proceeds from the issuance of long term debt. Cash flows provided by operating activities of $55.2 million is primarily due to proceeds received from sales of loans held for sale exceeding originations of loans held for sale. Cash flows provided from investing activities of $8.2 million is due to net increase in loans of $40.3 million offset by the premium paid for TFC of $35.0 million.

Cash and cash equivalents increased $7.2 million, or 6.7%, to $113.9 million as of December 31, 2015 as compared to December 31, 2014. This increase was due to $29.1 million of cash provided by operating activities, coupled with cash flows from financing activities of $83.5 million, consisting primarily of an increase in deposits, and cash flows used by investment activities of $105.4 million. Cash used by investing activities primarily reflected $103.1 million in loan increases.

Goodwill and Other Intangible Assets. Goodwill was $29.9 million at March 31, 2017 compared to $29.9 million, $4.0 million and $4.0 million at December 31, 2016, 2015 and 2014, respectively. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired. Our other intangible assets, which consist of core deposit intangibles, were $1.7 million, $1.8 million, $466,000 and $582,000 at March 31, 2017, December 31, 2016, 2015 and 2014, respectively. These assets are amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of three to 10 years.

On February 17, 2016, we completed the TFC acquisition. At closing, the acquired entity primarily consisted of TomatoBank, and $5.2 million of subordinated debentures. TomatoBank provided commercial and retail banking services primarily to Asian-Americans through six branches in the metro Los Angeles area.

We acquired TFC for $86.7 million in cash. The identifiable assets acquired of $469.9 million and liabilities assumed of $409.1 million were recorded at fair value. The identifiable assets acquired included the establishment of a $1.7 million core deposit intangible, which is being amortized on an accelerated basis over 8 to 10 years. Based upon the acquisition date fair values of the net assets acquired, we recorded $25.9 million of goodwill in our consolidated balance sheet.

On May 17, 2013, we acquired LANB for $31.3 million in cash. LANB provided commercial and retail banking services primarily to Asian-Americans through four branches in the metro Los Angeles area. The assets acquired of $190.7 million and liabilities assumed of $162.6 million were recorded at fair value. Based upon the acquisition date fair values of the net assets acquired, we recorded $3.2 million of goodwill and a $802,000 core deposit intangible was recorded as an intangible asset and is being amortized on an accelerated basis over 10 years.

Liabilities. Total liabilities increased $108.3 million to $1.3 billion at March 31, 2017 primarily due to deposit growth. Total liabilities increased $354.5 million to $1.2 billion at December 31, 2016 as compared to December 31, 2015. This increase primarily due from the acquisition of TomatoBank and the issuance of subordinated notes . At acquisition, TomatoBank had $405.3 million in deposits and $3.3 million in subordinated debentures. We issued $50 million in subordinated notes on March 31, 2016. These increases were offset by normal projected run-off of deposits after an acquisition of $141.5 million of deposits in the TomatoBank acquisition.

Deposits. As a Chinese-American business bank that focuses on successful businesses and their owners, many of our depositors choose to leave large deposits with us. The Bank measures core deposits by reviewing all relationships over $250,000 on a quarterly basis. After discussions with our regulators on the proper way to measure core deposits, we now track all deposit relationships over $250,000 on a quarterly basis and consider a relationship to be core if there are any three or more of the following: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) deposits at market interest rates; and (vii) longevity of the relationship with us. We consider all deposit relationships under $250,000 as a core relationship except for time deposits originated through an internet service. This differs from the traditional definition of core deposits which is demand and savings deposits plus time deposits less than $250,000. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base. As of March 31, 2017, the Bank considers $950.0 million or 76.1% of our deposits as core relationships.

As of March 31, 2017, our top ten deposit relationships totaled $270.6 million, of which four are related to directors and shareholders of the Company for a total of $87.1 million or 32.2% of our top ten deposit relationships. As of March 31, 2017, our directors and shareholders with deposits over $250,000 totaled $156.3 million or 16.3% of all relationships over $250,000. The following table summarizes the weighted average life of our deposits:

As of March 31, 2017
Weighted average life in years
Deposits:
Noninterest-bearing demand	4.39
NOW and Money Market	5.05
Savings	6.81
Time, less than $250,000	3.88
Time, $250,000 and over	3.14
Total deposits	4.10

The following table summarizes our average deposit balances and weighted average rates at March 31, 2017 and December 31, 2016, 2015 and 2014:

	As of March 31,		As of December 31,
	2017		2016		2015		2014
(Dollars in thousands)	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
Noninterest-bearing demand	$185,757	–%	$151,441	–%	$114,180	–%	$105,368	–%
Interest-bearing:
NOW	19,134	0.24	18,848	0.25	16,134	0.30	17,001	0.24
Savings	34,145	0.45	34,149	0.49	31,882	0.53	41,204	0.57
Money market	247,945	0.72	252,472	0.66	176,751	0.69	137,913	0.58
Time, less than $250,000	324,641	1.08	311,071	1.07	214,098	1.07	167,002	0.96
Time, $250,000 and over	368,269	1.18	354,733	1.17	284,286	1.24	186,553	1.14

Total interest-bearing	994,134		971,273		723,151		549,673

Total deposits	$1,179,891		$1,122,714		$837,331		$655,041

The following table sets forth the maturity of time deposits of $250,000 or more as of March 31, 2017:

	As of March 31, 2017 Maturity Within:
(Dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
Time, $250,000 and over	$133,452	$108,395	$134,390	$7,889	$384,125
Wholesale deposits (1)	5,600	11,456	5,380	–	22,436

Total	$139,052	$119,851	$139,770	$7,889	$406,561

(1)	Time deposits originated through internet rate lines and/or through other deposit originators

We acquired time deposits from the internet and outside deposits originators as needed to supplement liquidity. These time deposits are primarily under $250,000 and we do not consider them core deposits. The total amount of such deposits as of March 31, 2017 was $48.8 million or 3.9% of total deposits. The balances of such deposits as of December 31, 2016, 2015 and 2014 were $31.0 million, $21.4 million and $44.6 million, respectively. The Bank did not have any brokered deposits during any of the time periods presented.

Total deposits increased $95.5 million to $1.2 billion at March 31, 2017 as compared to $1.2 billion at December 31, 2016, as we grew in all deposits categories. Total deposits increased $299.3 million, or 35.1%, to $1.2 billion at December 31, 2016 as compared to $853.4 million at December 31, 2015. This increase primarily resulted from the acquisition of TomatoBank of $405.3 million, which was partially offset by normal run-off projected after the acquisition. As of December 31, 2016, total deposits were comprised of 15.2% noninterest-bearing demand accounts, 25.7% interest-bearing transaction accounts and 59.1% of time deposits. Total deposits increased $86.1 million, or 11.2%, to $853.4 million at December 31, 2015 as compared to $767.4 million at December 31, 2014. This increase primarily resulted from organic growth resulting from increased marketing activity surrounding our reaching $1 billion in assets. As of December 31, 2015, total deposits were comprised of 13.4% noninterest-bearing demand accounts, 28.6% interest-bearing transaction accounts and 58.0% of time deposits.

Short-Term Borrowings. In addition to deposits, we use short-term borrowings, such as federal funds purchased and FHLB advances, as a source of funds to meet the daily liquidity needs of our customers and fund growth in earning assets. Short-term borrowings amounted to $10.0 million at March 31, 2017, all of which consisted of 90-day FHLB advances. We did not have any short-term borrowings as of December 31, 2016, 2015 or 2014. The weighted average interest rate on our short-term borrowings was 0.67%, 0.54%%, 0.23% and 0.18% for the three months ended March 31, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively. The increase in FHLB advances as of March 31, 2017 is primarily resulting from funding a portion of single-family residential mortgage loans during the first quarter of 2017 with such advances.

The following table sets forth information on our short-term FHLB advances during the periods presented:

	As of and for the Three Months Ended March 31, 2017	As of and for the Year Ended December 31,
(Dollars in thousands)		2016	2015	2014
Outstanding at period-end	$10,000	$–	$–	$–
Average amount outstanding	10,278	6,495	431	3,319
Maximum amount outstanding at any month-end	10,000	20,000	–	7,000
Weighted average interest rate:
During period	0.67%	0.54%	0.23%	0.18%
End of period	0.69	0.60	0.30	–

Long-Term Debt. Long-term debt consists of subordinated notes we issued in March 2016. The following table provides a summary of subordinated notes at the dates indicated:

	As of March 31, 2017	As of December 31,
(Dollars in thousands)		2016	2015	2014
Subordinated Notes
Issued March 31, 2016 - fixed interest rate of 6.50% for the first five years through March 31, 2021 and a variable interest rate equivalent to three-month LIBOR plus 5.16% thereafter, $50,000 maturing March 31, 2026	$49,419	$49,383	$–	$–

On March 31 and April 15, 2016, we issued $50 million of subordinated notes for aggregate proceeds of $49.4 million. We issued subordinated notes with a maturity date of April 1, 2026 at a fixed rate of 6.5% for the first five years and a floating rate based on the three-month LIBOR plus 516 basis points thereafter. Under the terms of our subordinated notes and the related subordinated notes purchase agreements, we are not permitted to declare or pay any dividends on our capital stock if an event of default occurs under the terms of the long term debt.

Subordinated Debentures. The following table provides a summary of our subordinated debentures at the dates indicated:

	As of March 31, 2017	As of December 31,
(Dollars in thousands)		2016	2015	2014
Subordinated Debentures
TFC Statutory Trust I - variable interest rate equal to 3-Month LIBOR plus 1.65%	$3,357	$3,334	$–	$–

We acquired $5.2 million subordinated debentures as part of the TFC acquisition and recorded it at fair value of $3.3 million. The fair value adjustment is being accreted over the remaining life of the securities. As of March 31, 2017 and December 31, 2016, we had $3.4 million, and $3.3 million, respectively, of subordinated debentures. These debentures mature on March 15, 2037 and have a variable rate of interest equal to the three-month LIBOR plus 1.65%.

Capital Resources and Liquidity Management

Capital Resources. Shareholders’ equity is influenced primarily by earnings, dividends, sales and redemptions of common stock and preferred stock and changes in accumulated other comprehensive income caused primarily by fluctuations in unrealized holding gains or losses, net of taxes, on available for sale investment securities.

Shareholders’ equity increased $1.9 million, or 1.0%, to $183.5 million during the first quarter of 2017 as $5.5 million of net income, $198,000 of additional paid in capital and $68,000 increase in accumulated other comprehensive income exceeded $3.8 million of common dividends declared. The increase in accumulated other comprehensive income primarily resulted from increases in unrealized gains on available for sale securities.

Shareholders’ equity increased $17.9 million, or 11.0%, to $181.6 million at December 31, 2016 as compared to December 31, 2015 mainly due to the retention of earnings and the issuance of common stock due to the exercise of stock options, offset in part by dividends declared on our common stock. During 2016, we generated net income of $19.1 million and declared dividends of $2.6 million to our shareholders.

Shareholders’ equity increased $11.7 million, or 7.7%, to $163.6 million at December 31, 2015 as compared to December 31, 2014 due to the retention of earnings and the issuance of common stock due to the exercise of stock options, offset in part by dividends declared on our common stock. During 2015, we generated net income of $13.0 million and declared dividends of $3.1 million to our shareholders.

As of March 31, 2016, we down streamed $35 million of the subordinated notes issued by the Company to the Bank as equity. As a result, the Company’s investment in subsidiaries of $222.2 million exceeds our consolidated equity by $38.7 million representing double leverage of approximately 121%.

Liquidity Management. Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest-bearing deposits in banks, federal funds sold, available-for-sale securities, term federal funds, purchased receivables and maturing or prepaying balances in our securities and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements and other borrowings. Other sources of liquidity include the sale of loans, the ability to acquire additional national market noncore deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, additional borrowings through the Federal Reserve’s discount window and the issuance of preferred or common securities. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers, capital expenditures and shareholder dividends. These liquidity requirements are met primarily through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, debt financing and increases in customer deposits. For additional information regarding our operating, investing and financing cash flows, see the consolidated statements of cash flows provided in our consolidated financial statements.

Integral to our liquidity management is the administration of short-term borrowings. To the extent we are unable to obtain sufficient liquidity through core deposits, we seek to meet our liquidity needs through wholesale funding or other borrowings on either a short- or long-term basis.

As of March 31, 2017 and December 31, 2016 and 2015, we had $47.0 million, $47.0 million and $47.0 million of unsecured federal funds lines, respectively, with no amounts advanced against the lines as of such dates. In addition, lines of credit from the Federal Reserve Discount Window at March 31, 2017 and December 31, 2016 and 2015 were $15.3 million, $15.0 million and $13.2 million, respectively. Federal Reserve Discount Window lines were collateralized by a pool of commercial real estate loans totaling $25.2 million, $25.6 million and $26.0 million as of March 31, 2017 and December 31, 2016 and 2015, respectively. We did not have any borrowings outstanding with the Federal Reserve at March 31, 2017 and December 31, 2016 or 2015, and our borrowing capacity is limited only by eligible collateral.

At March 31, 2017 we had $10.0 million of outstanding advances from the FHLB. The $10.0 million FHLB advance is a three-month advance maturing on April 25, 2017 at an interest rate of 0.69%. We did not have any FHLB advances outstanding as of December 31, 2016 and 2015. Based on the values of loans pledged as collateral, we had $356.0 million, $387.3 million and $178.8 million of additional borrowing capacity with the FHLB as of March 31, 2017 and December 31, 2016 and 2015, respectively. We also maintain relationships in the capital markets with brokers and dealers to issue certificates of deposit.

The Company is a corporation separate and apart from the Bank and, therefore, must provide for its own liquidity. The Company’s main source of funding is dividends declared and paid to us by the Bank and RAM. There are statutory, regulatory and debt covenant limitations that affect the ability of the Bank to pay dividends to the Company. Management believes that these limitations will not impact our ability to meet our ongoing short-term cash obligations.

Regulatory Capital Requirements

We are subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for “prompt corrective action” (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies.

In the wake of the global financial crisis of 2008 and 2009, the role of capital has become fundamentally more important, as banking regulators have concluded that the amount and quality of capital held by banking organizations was insufficient to absorb losses during periods of severely distressed economic conditions. The Dodd-Frank Act and new banking regulations promulgated by the U.S. federal banking regulators to implement Basel III have established strengthened capital standards for banks and bank holding companies and require more capital to be held in the form of common stock. These provisions, which generally became applicable to the Company and the Bank on January 1, 2015, impose meaningfully more stringent regulatory capital requirements than those applicable to the Company and the Bank prior to that date. In addition, the Basel III regulations will implement a concept known as the “capital conservation buffer.” In general, banks and bank holding companies will be required to hold a buffer of common equity Tier 1 capital equal to 2.5% of risk-weighted assets over each minimum capital ratio to avoid being subject to limits on capital distributions (e.g., dividends, stock buybacks, etc.) and certain discretionary bonus payments to executive officers. For community banks, the capital conservation buffer requirement commenced on January 1, 2016, with a gradual phase-in. Full compliance with the capital conservation buffer will be required by January 1, 2019.

The table below summarizes the minimum capital requirements applicable to us and the Bank pursuant to Basel III regulations as of the dates reflected and assuming the capital conservation buffer has been fully-phased in. The minimum capital requirements are only regulatory minimums and banking regulators can impose higher requirements on individual institutions. For example, banks and bank holding companies experiencing internal growth or making acquisitions generally will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Higher capital levels may also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. The table below also summarizes the capital requirements applicable to us and the Bank in order to be considered “well-capitalized” from a regulatory perspective, as well as our and the Bank’s capital ratios as of March 31, 2017, December 31, 2016 and December 31, 2015. We and the Bank exceeded all regulatory capital requirements under Basel III and were considered to be “well-capitalized” as of the dates reflected in the table below.

	Ratio at March 31, 2017	Ratio at December 31, 2016	Ratio at December 31, 2015	Regulatory Capital Ratio Requirements	Regulatory Capital Ratio Requirements, including fully phased-in Capital Conservation Buffer	Minimum Requirement for “Well- Capitalized” Depository Institution
Tier 1 Leverage Ratio
Consolidated	11.07%	10.99%	15.28%	4.00%	4.00%	N/A
Bank	13.21	12.81	13.94	4.00	4.00	5.00%

Common Equity Tier 1 Risk-Based Capital Ratio (1)
Consolidated	12.88	13.30	20.23	4.50	7.00	N/A
Bank	15.69	15.81	18.48	4.50	7.00	6.50

Tier 1 Risk-Based Capital Ratio
Consolidated	13.15	13.55	20.23	6.00	8.50	N/A
Bank	15.69	15.81	18.48	6.00	8.50	8.00

Total Risk-Based Capital Ratio
Consolidated	18.58	19.16	21.48	8.00	10.50	N/A
Bank	16.94	17.06	19.73	8.00	10.50	10.00

(1)	The common equity tier 1 risk-based ratio, or CET1, is a new ratio created by the Basel III regulations beginning January 1, 2015.

The Basel III regulations also revise the definition of capital and describe the capital components and eligibility criteria for common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital. The most significant changes to the capital criteria are that: (i) the prior concept of unrestricted Tier 1 capital and restricted Tier 1 capital has been replaced with additional Tier 1 capital and a regulatory capital ratio that is based on common equity Tier 1 capital; and (ii) trust preferred securities and cumulative perpetual preferred stock issued after May 19, 2010 no longer qualify as Tier 1 capital. This change is already effective due to the Dodd-Frank Act, although such instruments issued prior to May 19, 2010 continue to qualify as Tier 1 capital (assuming they qualified as such under the prior regulatory capital standards), subject to the 25% of Tier 1 capital limit.

Contractual Obligations

The following table contains supplemental information regarding our total contractual obligations at December 31, 2016:

	Payments Due
(Dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total

Deposits without a stated maturity	$470,971	$–	$–	$–	$470,971
Time deposits	668,913	12,879	–	–	681,792
Long-term debt	–	–	–	50,000	50,000
Subordinated debentures	–	–	–	5,155	5,155

Total contractual obligations	$1,139,884	$12,879	$–	$55,155	$1,207,918

We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

We have limited off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit, unused lines of credit, commercial and similar letters of credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company’s financial statements.

The Company’s exposure to loan loss in the event of nonperformance on these financial commitments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management’s credit evaluation of the customer.

Quantitative and Qualitative Disclosures about Market Risk

Market Risk. Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. We have identified two primary sources of market risk: interest rate risk and price risk.

Interest Rate Risk

Overview. Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers’ ability to prepay residential mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).

Our asset liability committee, or ALCO establishes broad policy limits with respect to interest rate risk. ALCO establishes specific operating guidelines within the parameters of the board of directors’ policies. In general, we seek to minimize the impact of changing interest rates on net interest income and the economic values of assets and liabilities. Our ALCO meets monthly to monitor the level of interest rate risk sensitivity to ensure compliance with the board of directors’ approved risk limits.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.

An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.

Income Simulation and Economic Value Analysis. Interest rate risk measurement is calculated and reported to the board and ALCO at least quarterly. The information reported includes period-end results and identifies any policy limits exceeded, along with an assessment of the policy limit breach and the action plan and timeline for resolution, mitigation, or assumption of the risk.

We use two approaches to model interest rate risk: Net Interest Income at Risk, or NII at Risk, and Economic Value of Equity, or EVE. Under NII at Risk, net interest income is modeled utilizing various assumptions for assets, liabilities, and derivatives. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change. EVE is a period end measurement.

	Net Interest Income Sensitivity Immediate Change in Rates
(Dollars in thousands)	-100	100	200

March 31, 2017:
Dollar change	$(14)	$605	$1,198
Percent change	(1.30)%	8.60%	17.30%

December 31, 2016:
Dollar change	$(650)	$315	$7,813
Percent change	(1.30)%	6.60%	15.60%

December 31, 2015:
Dollar change	$(362)	$2,927	$6,348
Percent change	(1.00)%	8.10%	17.60%

December 31, 2014:
Dollar change	$736	$1,664	$5,024
Percent change	2.20%	5.00%	15.00%

We report NII at Risk to isolate the change in income related solely to interest earning assets and interest-bearing liabilities. The NII at Risk results included in the table above reflect the analysis used quarterly by management. It models gradual -100, +100 and +200 basis point parallel shifts in market interest rates, implied by the forward yield curve over the next one-year period. Due to the current low level of short-term interest rates, the analysis reflects a declining interest rate scenario of 100 basis points, the point at which many assets and liabilities reach zero percent.

We are within board policy limits for the +/-100 and +200 basis point scenarios. The NII at Risk reported at March 31, 2017, projects that our earnings are expected to be materially sensitive to changes in interest rates over the next year. In recent periods, the amount of fixed rate assets increased resulting in a position shift from slightly asset sensitive to asset sensitive.

	Economic Value of Equity Sensitivity (Shock) Immediate Change in Rates
(Dollars in thousands)	-100	100	200
March 31, 2017:
Dollar change	$(22,953)	$9,192	$16,089
Percent change	(9.30)%	3.70%	6.50%

December 31, 2016:
Dollar change	$(23,016)	$13,611	$20,980
Percent change	(9.60)%	5.70%	8.80%

December 31, 2015:
Dollar change	$(19,455)	$12,985	$26,296
Percent change	(10.60)%	7.10%	14.30%

December 31, 2014:
Dollar change	$(9,067)	$4,435	$6,808
Percent change	(6.10)%	0.03%	4.60%

The EVE results included in the table above reflect the analysis used quarterly by management. It models immediate -100, +100 and +200 basis point parallel shifts in market interest rates. Due to the current low level of short-term interest rates, the analysis reflects a declining interest rate scenario of 100 basis points, the point at which many assets and liabilities reach zero percent.

We are within board policy limits for the +/-100 and +200 basis point scenarios. The EVE reported at March 31, 2017 projects that as interest rates increase immediately, the economic value of equity position will be expected to increase. When interest rates rise, fixed rate assets generally lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall.

Price Risk. Price risk represents the risk of loss arising from adverse movements in the prices of financial instruments that are carried at fair value and subject to fair value accounting. We have price risk from our available for sale single-family residential mortgage loans and our fixed-rate available for sale securities.

Basis Risk. Basis risk represents the risk of loss arising from asset and liability pricing movements not changing in the same direction. We have basis risk in our single-family residential mortgage loan portfolio and our securities portfolio.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies, as described in detail in the notes to our consolidated financial statements, are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, that are likely to occur from period to period, or using different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.

Loans Held for Investment. Loans held for investment includes loans we originate and retain on the balance sheet and other loans acquired through acquisitions. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Premiums and discounts on loans purchased are grouped by type and certain common risk characteristics and amortized or accreted as an adjustment of yield over the weighted-average remaining contractual lives of each group of loans, adjusted for prepayments when applicable, using methodologies which approximate the interest method. Loans acquired with evidence of deterioration in credit quality are accounted for as PCI loans. The PCI loans are reflected on the balance sheet based on the amount expected to be collected. In addition, the amount of future cash flows expected to be collected in excess of the fair value of the PCI loans is considered accretable yield and is recognized in interest income on a level-yield basis over the estimated life of the acquired loans.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days or when, in the opinion of management, there is reasonable doubt as to collectability based on contractual terms of the loan. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Loans Available for Sale. Single-family residential mortgage loans originated or acquired and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Loans held for sale consist primarily of first trust deed mortgages on single-family residential properties located in California.

Single-family residential mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right, when applicable. Gains and losses on sales of single-family residential mortgage loans are based on the difference between the selling price and the carrying value of the related loans sold.

We sell SBA with servicing rights retained and we calculate the servicing right asset by calculating the net present value of the servicing income. Gain and losses on sales of SBA loans are allocated between the sold portion and the present value of the retained portion of the loan. The gain on the sold portion is recorded as gain on sale income and the retained portion is accreted to income over the expected life of the loan.

Securities. Securities generally must be classified as held to maturity, available for sale or trading. Held-to-maturity securities are principally debt securities that we have both the positive intent and ability to hold to maturity. Trading securities are held primarily for sale in the near term to generate income. Securities that do not meet the definition of trading or held to maturity are classified as available for sale.

The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on these securities. Unrealized gains and losses on trading securities flow directly through earnings during the periods in which they arise. Trading and available-for-sale securities are measured at fair value each reporting period. Unrealized gains and losses on available-for-sale securities are recorded as a separate component of shareholders’ equity (accumulated other comprehensive income or loss) and do not affect earnings until realized or deemed to be OTTI. Investment securities that are classified as held to maturity are recorded at amortized cost, unless deemed to be OTTI.

The fair value of securities is a critical accounting estimate. Changes in the fair value estimates that are likely to occur from period to period, or the use of different estimates that we could have reasonably used in the current period, could have a material impact on our financial position, results of operations or liquidity.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when we believe the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. We estimate the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each segment.

The Company determines a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral.

The Company recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans. Loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDRs and classified as impaired with measurement of impairment as described above.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

General reserves cover non-impaired loans and are based on historical loss rates of peer institutions for each portfolio segment, adjusted for the effects of qualitative factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment’s historical loss experience. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; changes in the value of the underlying collateral for collateral-dependent loans; concentrations of credit and the effect of other external factors such as competition and legal and regulatory requirements.

Goodwill. Goodwill is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely an impairment has occurred. Goodwill is evaluated for impairment at the Company level by using the recent merger transactions and an extrapolating the value of those transactions and comparing the results to our capital position.

Determining the fair value of goodwill is considered a critical accounting estimate because it requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to determine fair value are reasonably possible and may have a material impact on our financial position, liquidity or results of operations.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed by GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Accounting for deferred income taxes is a critical accounting estimate because we exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. Management’s determination of the realization of deferred tax assets is based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income, reversing temporary differences which may offset, and the implementation of various tax plans to maximize realization of the deferred tax asset. These judgments and estimates are inherently subjective and reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in such period, which would negatively affect earnings.

Recently Issued Accounting Pronouncements. We have evaluated new accounting pronouncements that have recently been issued and have determined that there are no new accounting pronouncements that should be described in this section that will impact our operations, financial condition or liquidity in future periods. Refer to Note 2 of our unaudited consolidated financial statements for the three months ended March 31, 2017 and 2016 and to Note 1 of our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 for a discussion of recently issued accounting pronouncements that have been adopted by us that will require enhanced disclosures in our financial statements in future periods.

BUSINESS

Company Overview

The Bank began operations in 2008 as a California state-chartered commercial bank. The Bank was organized by a group of very experienced bankers, some of whom began their banking careers in Asia and have worked together for a total of 82 years at various banks in California in the 1980s and 1990s. After working for many years in positions of increasing responsibility at such banks, these individuals identified an opportunity resulting from the 2007 credit crisis to capitalize on the general dissatisfaction that many customers had with the nature and level of services that were being provided by existing Asian-American and Chinese-American banks. These bankers observed that first generation Chinese immigrants were not well-served by existing banks.

Our strategic plan focuses on providing commercial banking services to first generation immigrants, concentrating on Chinese immigrants, as well as Koreans and other Asian ethnicities. The Bank’s management team has utilized their strong local community ties along with their credibility and relationships with both federal and California bank regulatory agencies to create a bank that we believe emphasizes strong credit quality, a solid balance sheet without the burden of the troubled legacy assets of other banks, and a robust capital base, with the ability to raise additional capital.

Although the Bank serves all ethnicities, our board and management team are comprised of mostly Chinese-Americans. Using the experience and expertise of our officers and employees, we have tailored our loan and deposit products to serve the Chinese-American, Korean-American, and other Asian-American market niches we serve. We focus both on existing businesses and individuals already established in our local market area, as well Asian immigrants who desire to establish their own businesses, purchase a home, or educate their children in the United States. Our size and infrastructure allow us to serve customers that require higher lending limits than normally associated with other smaller, local banking institutions that serve the Asian-American communities in which we operate. Our strategic plan is centered on delivering high-touch, superior customer service, customized solutions, and quick and local decision-making with respect to loan originations and servicing.

The Bank initially offered lending products that included traditional CRE loans, secured C&I loans, and trade finance services for companies doing business in China, Taiwan and other Asian countries. In 2014, we began originating a significant amount of non-conforming SFR mortgage loans, a portion of which we accumulate and sell to other banks. Since 2010, we have also originated SBA loans, with the intent to accumulate and periodically sell the 75% guaranteed portion of such loans.

After forming the Bank and retaining a strong executive management team, we established the Company as our holding company in January 2011. We began to review potential acquisition candidates and, in July 2011, we acquired Las Vegas, Nevada-based FAB, in an all cash transaction. In September 2011, we acquired Oxnard, California-based VCBB, in an all cash transaction. After closing both transactions, our total assets and total deposits increased by an aggregate of $94.2 million and $91.6 million, respectively. In order to further improve our capital and liquidity to further enhance our ability to consummate acquisitions, we conducted a private placement offering of our common stock in 2012, raising over $54 million from investors, many of whom were original shareholders of the Bank.

In May 2013, we acquired LANB, in an all cash transaction, which added $190.7 million in total assets and $162.0 million in total deposits. In February 2016, we acquired TFC and its wholly-owned subsidiary, TomatoBank, which added $469.9 million in total assets and $405.3 million in total deposits. In March 2016, we further supplemented our capital by issuing $50.0 million of subordinated notes, which we refer to as long-term debt in our consolidated financial statements.

We intend to continue to pursue growth opportunities, both organically as well as through acquisitions that meet our criteria. We will target acquisitions that we believe will be beneficial to our long-term growth strategy for loans and deposits and immediately accretive to earnings. We believe that this offering and the registration of our shares of common stock offered by this prospectus will enable us to be more competitive for future acquisitions by allowing us to include our common stock as potential merger consideration.

We operate as a minority depository institution, which is defined by the FDIC, as a federally insured depository institution where 51 percent or more of the voting stock is owned by minority individuals. A minority depository institution is eligible to receive from the FDIC and other federal regulatory agencies training, technical assistance and review, and assistance regarding the implementation of proposed new deposit taking and lending programs, as well as with respect to the adoption of applicable policies and procedures governing such programs. We intend to maintain our minority depository institution designation following completion of this offering, as it is expected that at least 51% of our issued and outstanding share capital will still be owned by minority individuals. The minority depository institution designation has been historically beneficial to us, as the FDIC has reviewed and assisted with the implementation of our deposit and lending programs, and we continue to use the program for technical assistance. Due to our growth and size, and what we believe is a historically strong relationship with the FDIC, we anticipate that the FDIC will continue to provide technical assistance reviewing our existing and proposed lending and deposit programs. Accordingly, we believe any loss of our minority depository institution designation will not adversely affect our financial condition, results of operation or business because we have already benefited greatly from the designation and anticipate leveraging those historic benefits into any new deposit and lending programs we may develop.

In addition, in 2016, we became a CDFI, which is a financial institution that has a primary mission of community development, serves a target market, is a financing entity, provides development services, remains accountable to its community, and is a non-governmental entity. CDFIs are certified by the CDFI Fund at the Treasury, which provide funds to CDFIs through a variety of programs. The Bank has received grants totaling $415,000 from the CDFI Fund. We have established a CDFI advisory board to assist the Bank in finding organizations that provide services to low- to-moderate income people. In our commitment to this designation, the Bank has a policy that requires all directors and management above the level of vice president to contribute at least 24 hours of community service annually to a qualified organization.

The Bank currently operates 13 branches across three separate regions: Los Angeles County, California; Ventura County, California; and Clark County, Nevada. We currently have ten branches in Los Angeles County, located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silverlake, Arcadia, Cerritos, Diamond Bar, and west Los Angeles. We have two branches in Ventura County, located in Oxnard and Westlake Village, and one branch in Las Vegas, Nevada.

As of March 31, 2017, the Company had total consolidated assets of $1.5 billion, total consolidated loans of $1.1 billion, total consolidated deposits of $1.2 billion and total consolidated shareholders’ equity of $183.5 million.

Our Strategic Plan

In connection with the organization of the Bank, we adopted a strategic plan that we update periodically to reflect the Bank’s growth and recent developments. The Bank’s current strategic plan contains the following key elements:

•	Maintain regulatory capital levels well in excess of fully phased-in Basel III requirements;

•	Provide commercial banking services and products primarily to businesses and their owners operating within Chinese-American communities;

•	Maintain a board of directors comprised of local business leaders who work closely with community leaders;

•	Attract and retain an experienced management team with demonstrated industry knowledge and lending expertise;

•	Focus on a target market consisting of businesses that:

•	are located in southern California, the San Francisco Bay area, or Nevada, with future geographic expansion currently focused on New York City and Houston;

•	provide or receive goods or services to or from Asian countries, primarily China (including Hong Kong and Macau) and Taiwan;

•	have annual sales between $5 million and $50 million and between approximately 50 to 500 employees;

•	have loan needs of $1 million to $7 million; and

•	prioritize using bankers with strong market knowledge who are dedicated to serving the local markets in which we operate.

•	Provide four main lending products:

•	CRE lending consisting of commercial real estate loans and C&D loans;

•	C&I lending that emphasizes trade finance, operating lines of credit, and working capital loans secured by inventory, accounts receivables, fixed assets and real estate;

•	Since 2014, SFR lending primarily to Asian Americans willing to provide higher down payment amounts and pay higher fees and interest rates in return for reduced documentation requirements. The Bank originates these loans through its correspondent banking relationships, primarily for sale, and through its branch network, primarily to be retained for the Bank’s balance sheet. In all cases, the Bank retains the loan servicing rights and obligations; and

•	Since 2010, through our SBA Preferred Lender status, SBA loans consisting primarily of 7(a) loans to Asian Americans that are accumulated on the Bank’s balance sheet with the SBA guaranteed portion sold in the secondary market generally on a quarterly basis.

Our Competitive Strengths

We believe that our competitive strengths set us apart from many similarly-sized community banks, and that the following attributes are key to our success:

Experienced Board with Significant Investment in the Company. Our directors are all successful business owners or senior executives with long-standing ties to the communities or businesses within the communities in which we operate. The collective professional background of our directors contributes to our organization-wide entrepreneurial culture and provides us with valuable insights into the business and banking needs of our customer base. Prior to the completion of this offering, our directors collectively have a 31.5% ownership interest in the Company and when aggregated with the holdings of their extended families and their affiliated entities, they collectively have a 66.8% ownership interest in the Company. After the completion of this offering, our directors collectively are expected to have approximately a 24.6% ownership interest in the Company and when aggregated with the holdings of their extended families and their affiliated entities, they collectively are expected to have a 53.1% ownership interest in the Company. See “Principal and Selling Shareholders” on page 165 and “Principal Family Shareholders” on page 168.

Proven and Cohesive Management Team. We are led by a seven-person executive management team, consisting of executive vice presidents, or EVPs, with an average of 31 years of bank management experience covering the relevant disciplines of finance, lending, credit, risk, strategy, and branch operations. These EVPs have been in their roles with the Company and the Bank for an average of seven years and, substantially, all have known and worked with our CEO prior to joining the Bank. Collectively, they have been responsible for executing our strategic plan and driving our growth. Our executive management team includes:

•	Alan Thian, our president and CEO who has 35 years of banking experience;

•	David Morris, our EVP and chief financial officer who has 31 years of banking experience and 7 years of working with our CEO;

•	Jeffrey Yeh, our EVP and chief credit officer, who has 28 years of banking experience and 15 years of working with our CEO;

•	Vincent Liu, our EVP and chief risk officer, who has 30 years of banking experience and 22 years of working with our CEO;

•	Simon Pang, our EVP and chief strategy officer/regions coordinator, who has 35 years of banking experience and 18 years of working with our CEO;

•	Larsen Lee, our EVP and director of residential mortgage lending, who has 30 years of banking experience and 3 years of working with our CEO; and

•	Tsu Te Huang, our EVP and branch administrator, who has 33 years of banking experience and 17 years of working with our CEO.

A summary of each executive team member’s background is set forth under “Management” on page 145.

The Bank is also fortunate to have a depth of senior vice presidents, or SVPs, vice presidents, or VPs, and managers at all levels of the organization, each of whom has substantial experience. We have six SVPs who cumulatively have 134 years of experience, with an average of about 20 years each, in the key positions of SBA lending, BSA, compliance, financial reporting, controller, and senior credit officer. These SVPs average about 4 years of experience at the Bank. In addition, we have six first vice presidents, or FVPs, who cumulatively have 148 years of experience, with an average of about 25 years of experience per employee.

Growth Strategy in Attractive Markets. We have developed a community banking strategy that focuses on providing responsive and personalized service to commercial businesses and their owners in markets with attractive growth potential. We intend to continue to grow our business, increase profitability and maximize shareholder value through a combination of organic growth, acquisitions and de novo branch openings as summarized below:

•	Organic Growth. Since formation, our growth has primarily resulted from organic growth by originating loans and securing deposits within the communities of our local markets. While we originally focused on trade finance, CRE and C&I loans, we added SFR lending in 2014 and retooled our SBA lending in 2014, which have significantly contributed to our growth. The chart below illustrates that during the period from January 1, 2011 through March 31, 2017, we cumulatively originated $2.5 billion of loans while we acquired $555.4 million in loans through acquisition activity. This equates to organic (or originated) loans accounting for 82% of the total loan growth during the period, with acquired loans accounting for the remaining 18%.

(Dollars in thousands)		Three Months Ended March 31, 2017	Year Ended December 31,
	Cumulative		2016	2015	2014	2013	2012	2011
Total loans originated	$2,502,952	$152,980	$478,964	$503,802	$430,027	$420,705	$267,698	$248,775
Total loans acquired	555,423	–	387,676	–	–	114,706	–	53,041

•	Growth through Acquisitions. Having successfully completed four whole-bank acquisitions since 2010, we believe we have developed an experienced acquisition team capable of identifying and executing transactions that build shareholder value through a disciplined approach. Each of our bank acquisitions was immediately accretive to earnings. We believe we have demonstrated that we can structure acquisitions on favorable terms while limiting our risk from acquired loans. We also believe we have demonstrated an ability to close acquisitions quickly and to successfully integrate acquired banks into our existing operating platform, enabling us to deliver anticipated benefits from synergies and promptly leverage an acquired bank’s market presence. We strive to integrate the cultures of acquired institutions to create a cohesive and consistent message both internally and externally. As a result, we believe that we have developed a reputation as an acquirer of choice in our target markets and surrounding areas. Accordingly, we believe we are well-prepared to capitalize on favorable acquisition opportunities that may arise in the future, and will consider acquisition opportunities in our current market if the acquisition is accretive and adds to our branch network footprint.

•	Future Geographic Expansion. We currently intend to enter the New York and Houston markets through acquisition opportunities of other full-service banking organizations. Our management has reviewed the New York City and Houston areas for potential acquisition candidates. We anticipate we will have opportunities in the future to acquire an appropriate institution, and hope to be able to retain most of such target’s management in an effort to continue our model of community focused relationship banking.

According to the US Census Bureau and other publications, the New York metropolitan area is home to the largest ethnic Chinese population outside of Asia, constituting the largest metropolitan Asian American group in the United States and the largest Asian-national metropolitan diaspora in the Western Hemisphere. This population enumerates an estimated 812,410 ethnic Chinese individuals as of 2015, including several Chinatowns in the metropolitan area. Houston, the county seat for Harris County, is the largest city in Texas and the fourth largest city in the United States. As of the 2010 Census, Harris’ County’s population was 4,092,459, making it the most populous county in Texas and the third-most populous county in the United States. According to the 2010 Census there were 43,940 persons of Chinese/Taiwanese descent in Harris County, making up 15.7% of all Asians in the county. This figure includes those with origins from mainland China, Taiwan, and Hong Kong. In addition, we believe that there are fewer banks and other financial institutions per capita that serve Asian Americans in the New York and Houston metropolitan areas, respectively, as compared to our current market area that offer the kinds of products and services we offer, such as SBA loans and what we consider to be our proprietary single-family mortgage loan product.

Secondary markets that we may consider include San Diego and Riverside Counties in southern California, as well as Chicago and Phoenix.

•	De Novo Branch Expansion. While our acquisition strategy is mainly focused on entering new markets, our de novo branching is focused on expansion into other Chinese-American populated areas in the general markets we currently serve. Many of our customers, particularly our retail branch clients, have one or more locations in other Asian-American communities. We believe that these customers will generate additional deposits if we had branches in those areas. Our current target areas for de novo expansion are Irvine, California; Henderson, Nevada; and Summerlin, Nevada. However, if the opportunity should arise, we may seek to establish a de novo institution in the San Francisco area with bankers who are well known in their community.

Building upon our significant growth since our inception, we have developed an infrastructure and credit culture that we believe will support future growth and expansion efforts while maintaining outstanding asset quality. Specifically, from December 31, 2010 to March 31, 2017, we have:

•	increased total assets from $300.5 million to $1.5 billion;

•	increased net loans from $203.3 million to $1.1 billion;

•	increased total deposits from $236.4 million to $1.2 billion;

•	increased our earnings from a net loss of $3.7 million in 2010 to net income of $19.1 million for the year ended December 31, 2016, and net income of $5.5 million for the three months ended March 31, 2017; and

•	expanded our footprint from four full-service locations to 13 full-service locations in what we believe are three of the most vibrant growth markets in the nation.

Conservative Risk Profile. We maintain a conservative credit culture with strict underwriting standards. We have experienced only $2.7 million of credit losses on the $2.5 billion of loans that we have originated since the Bank was founded in 2008. Of our $555.4 million of acquired loans, $329.5 million remained outstanding as of March 31, 2017 (net of payoffs), which represented 28.9% of our total loan portfolio as of March 31, 2017. These acquired loans were marked to fair value at acquisition and we have built a dedicated special credits group focused on successfully managing and exiting problem loans to achieve the highest possible return. At March 31, 2017, we had $6.9 million of nonperforming assets, or 0.46% of total assets, $3.6 million of which related to two SBA guaranteed loans. At March 31, 2017, we maintained an allowance for loan losses of $14.2 million, reflecting 1.24% of total loans, and had $4.3 million of total credit discounts on acquired loans, reflecting 1.24% of the remaining balance of such loans as of March 31, 2017. In addition, we maintain a conservative amount of capital and liquidity: our regulatory capital ratios as of March 31, 2017 were 11.1% of Tier 1 leverage capital to average assets, 12.9% of common equity Tier 1 capital, 13.2% of Tier 1 risk-based capital and 18.6% of total risk-based capital are all well above required fully phased-in regulatory thresholds of 4.0%, 7.0%, 8.5% and 10.5%, respectively.

Asset Sensitive Balance Sheet. We have positioned our balance sheet to benefit significantly from a rising interest rate environment. A majority of our CRE and C&I loans are tied to floating interest rates and have floors below which the interest rate will not fall for the life of the loan. With the recent rise in interest rates since the November 2016 election, approximately three-fourths of our loans are variable-rate loans (with an interest rate in excess of the relevant floors) which will reprice upwards as interest rates increase. This means that a continuing upward movement in interest rates will more immediately be reflected in increased yields for our loan portfolio. Our net interest income at risk reported at March 31, 2017 projects that our earnings are expected to be materially sensitive to changes in interest rates over the next year. Our economic value of equity reported at March 31, 2017 projects that as interest rates increase immediately, the economic value of equity position will be expected to increase. While a rise in rates could negatively impact our SFR mortgage loan originations, we believe our target market of Asian Americans are more focused on our non-qualified mortgages product and are less price sensitive to rising rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk” on page 107 for more discussion about our interest rate exposure.

Strong Regulatory Relations and Sophisticated Risk Management Functions. We have made it a priority to maintain excellent relations with the DBO, the FDIC, the Federal Reserve and the Federal Reserve Bank. We have consistently exceeded our applicable regulatory capital requirements and, through our long-term relationships with our core group of investors, we believe we have the ability to raise additional capital as such needs may develop. In addition, we are a minority-owned bank and, as such, we use the FDIC minority depository technical assistance program with each new product we implement. We believe one of our major competitive advantages is our utilization, through this program, of FDIC experts to review policies and procedures, and provide training when developing new products or implementing new regulations. We intend to maintain our minority depository institution designation following completion of this offering, as it is expected that at least 51% of our issued and outstanding share capital will still be owned by minority individuals. Risk management is a vital part of our strategic plan, and we have implemented a variety of tools and policies to help us navigate the challenges of rapid growth. In anticipation of continued balance sheet and franchise growth, we have sought to maintain a risk management program suitable for an organization larger than ours, including in the areas of regulatory compliance, cybersecurity and internal audit, and to hire talented risk management professionals with experience building risk management programs at much larger financial institutions.

Management Participation in Industry Leadership Positions. Our management team has strong ties and relationships within the Asian-American communities where we operate, as well as at high levels of government in China and Taiwan. In addition, our management team maintains a variety of industry leadership positions, which have enhanced the Bank’s reputation and name recognition, and facilitated strong loan and deposit growth. These opportunities provide our management team with knowledge of key regulatory and market developments that may impact the evolving business environment in which we operate. The Bank has also received numerous awards that include receiving the Outstanding Overseas Taiwanese SME Award in 2013, and our president, Mr. Thian, having been appointed twice to the FDIC’s Community Banking Commission and currently serving on the CFPB’s, Community Banking Commission.

Proven Financial Performance. We achieved our first year of profitability in 2011. Our profitability since then is detailed in the chart below.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Net income	$5,493	$2,840	$19,079	$12,973	$10,428	$7,004	$4,046
Return on average assets	1.55%	0.95%	1.41%	1.29%	1.29%	1.06%	0.70%
Return on average shareholders’ equity	12.13	6.86	11.08	8.23	7.15	5.64	4.45

While maintaining a focus on earnings growth, we have diversified our revenue stream by adding SFR and SBA loans to our product offerings. Our net income growth is attributable to our increasing interest income, as well as our increasing noninterest income that has resulted from selling and servicing SFR and SBA loans. We believe our diversified loan mix and significant noninterest income establishes additional platforms for growth, and can help provide earnings stability through various economic and interest rate cycles. In particular, since 2014, we have significantly grown SFR and SBA loan originations and sales. This has contributed to our growth in noninterest income from $2.3 million, or 33.0% of pre-tax income for the year ended December 31, 2012, to $9.0 million, or 27.5% of pre-tax income for the year ended December 31, 2016, and $2.4 million, or 26.0% for the three months ended March 31, 2017.

Diversified Loan Portfolio. Our loan portfolio currently consists of four loan types: CRE, C&I, SFR and SBA, with diversified product offerings within each type. The charts below illustrate our loan portfolio composition as of March 31, 2017, separately by type of collateral support and relevant business line. As described below under “—Our Principal Business”, the type of collateral supporting a loan is not necessarily indicative of the business line from which the loan was generated.

Because of our business strategy and the breadth of the economy within our current origination markets, which are primarily Los Angeles, Orange, Ventura Counties in California, and Clark County in Nevada, our loan portfolio is widely diversified across industry lines and not concentrated in any one particular business sector. We expect this diversification to continue as a result of our current practices and strategies. With the exception of SFR mortgage loans, a significant portion of which are sold in the secondary market, our demand for consumer credit is minimal. As of December 31, 2016, our CRE concentration ratio (as defined by the federal bank regulators) was 256.4% and as of March 31, 2017 was 250.1%. This is below the CRE Concentration Guidance, which suggests that concentrations in excess of 300% may warrant additional regulatory scrutiny. We believe that our diversified loan portfolio has proven our ability to mitigate CRE concentration risk, and will help us stay within the indicated guidelines for CRE concentration.

High-Touch Customer Service Focus with Relationship Banking. We strive to differentiate ourselves from our competition by providing the best “relationship-based” services to small- and medium-sized businesses and their owners in our target markets. We believe we accomplish this by providing our customers with a superior level of high-touch and responsive service delivered by experienced bankers in a manner that maximizes our clients’ efficiency. We consistently emphasize to our employees the importance of delivering outstanding customer service and seeking opportunities to strengthen relationships with both customers and the communities we serve. A primary mission of the Bank is to meet the financial services needs of underserved customers in our markets, and we strive to make a difference by giving back to these communities.

Scalable Operating Platform. We have made substantial investments in our infrastructure and technology in order to create a scalable platform for future organic and inorganic growth. We have integrated the systems of the four banks that we have acquired since 2010, which includes nine total branch offices, while maintaining a relatively low efficiency ratio of 42.4% and 44.2% for the year ended December 31, 2016 and the three months March 31, 2017, respectively, and while growing our balance sheet and footprint. Management believes that our efficiency ratio is low compared to our non-Asian-American peer group because of the nature of our customer base, specifically the number of our customers that maintain large deposit balances with the Bank. However, management believes that our efficiency ratio is higher than some of our Asian-American peers because of our SFR loan and servicing department and our SBA loans and servicing department, which require comparatively more personnel and infrastructure to operate effectively. Notwithstanding, we believe that as a result of our prior investments in our infrastructure, technology and personnel, we have the operating leverage to support our future growth without causing our noninterest expenses to incrementally increase by a corresponding amount.

Market Area

We are headquartered in Los Angeles County, California. We currently have ten branches in Los Angeles County located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silverlake, Arcadia, Cerritos, Diamond Bar, west Los Angeles, and one loan production office in the city of Industry. We operate primarily in the Los Angeles-Long Beach-Anaheim, California MSA. With over 13 million residents, it is the largest MSA in California, the second largest MSA in the United States, and one of the most significant business markets in the world. It is estimated that the greater Los Angeles area has a gross domestic product of approximately $1 trillion, which would rank it as the 16th largest economy in the world. The economic base of the area is heavily dependent on small- and medium-sized businesses, providing us with a market rich in potential customers. According to the U.S. Census Bureau, Asian Americans account for 15.1% of the over 10.1 million residents in Los Angeles County as of July 1, 2016.

We operate two branches in Ventura County, California, in Westlake Village and Oxnard. Westlake Village is considered part of the Los Angeles-Long Beach-Anaheim, California MSA and has similar market characteristics. Oxnard has similar market characteristics of Ventura County, which is home to a broad array of industries, including agriculture, professional business services, technology and tourism. Its proximity to one of the world’s leading wine-growing regions and its 43 miles of coastline attracts a large number of visitors. Ventura County is not only a port of call for travelers, but also a shipping hub for automobiles and agricultural goods. Port Hueneme serves as a distribution hub for automobile manufacturers and is a collection point for many agricultural goods that are shipped throughout the United States. According to the U.S. Census Bureau, Asian Americans account for 6.7% of the 850,536 residents in Ventura County as of July 1, 2016.

We also operate one branch in the Las Vegas-Paradise, Nevada MSA. This MSA is located in the southern part of the state of Nevada, and includes the cities of Las Vegas, Henderson, North Las Vegas, and Boulder City. A central part of the MSA is the Las Vegas Valley, a 600 square mile basin that includes the ’MSA’s largest city, Las Vegas. With a 2016 gross domestic product of approximately $118 billion, this MSA contains the largest concentration of people in the state (approximately 2.2 million), and is a significant tourist destination, drawing over 43 million international and domestic visitors in 2016. According to the U.S. Census Bureau, Asian Americans account for 10.1% of the over 2.1 million residents in Clark County as of July 1, 2016.

(1)	Count refers to total number of Chinese-American banks that are headquartered in the indicated MSA.

The above table represents select MSAs with both a high concentration of Asian Americans relative to the total population and a high number of Chinese-American banks and branches, ranked by total Asian-American population. The gold highlighting represents MSAs where the Bank currently operates a branch location, while the blue shading with an asterisk indicates MSAs that the Company has identified as strategic areas for expansion moving forward given the density of Asian Americans relative to the total population. We believe that the areas targeted for growth represent substantial opportunities to grow our franchise.

Our Competition

We view the Chinese-American banking market, including RBB, as comprised of 37 banks divided into three segments: large publicly-traded banks (3 banks), locally-owned banks (30 banks), and banks that are subsidiaries of Taiwanese or Chinese banks (4 banks). In addition to RBB, 15 of the locally-owned banks are based in California. We are currently the sixth-largest bank among this group of 37 banks.

The table and map below provide more details on the current Chinese-American banks.

(1)	Chinese-American bank universe as defined by RBB’s management team.
(2)	Branches are pro forma for pending acquisitions.

In addition to these Chinese-American banks, we also compete with other banks in the region, particularly with Korean-American banks in our SFR and SBA lending areas. Although we were founded by and market primarily to Chinese Americans, we are broadening our marketing efforts to include all categories of Asian Americans. In certain geographic markets where we currently operate, there is overlap between Chinese-American, Korean-American and other Asian-American banks for loan and deposit business. We aim to grow both organically and potentially through acquisitions in these markets.

Lending Activities

Our lending strategy is to maintain a broadly diversified loan portfolio based on the type of customer (i.e., businesses versus individuals), type of loan product (e.g., owner occupied commercial real estate, commercial loans, etc.), geographic location and industries in which our business customers are engaged (e.g., manufacturing, retail, hospitality, etc.). We principally focus our lending activities on loans that we originate from borrowers located in our market areas. We seek to be the premier provider of lending products and services in our market areas and serve the credit needs of high-quality business and individual borrowers in the communities that we serve.

We have an extensive loan approval process in which we require not only financial and other information from our borrowers, but our loan and executive officers have an extensive knowledge of the local market area and of the borrower’s past transactions. After receiving an extensive application and loan documentation and conducting an extensive review, our loan officers meet on a very frequent basis concerning the loan request. After reaching a consensus decision to approve, the loan officer will then submit the loan to the chief executive officer for approval, and if the loan request is above the chief executive officer’s lending limit, it will be referred to the board of directors for decision.

We have four principal lending areas:

Commercial and Industrial Loans. We have significant expertise in small to middle market commercial and industrial lending. Our success is the result of our product and market expertise, and our focus on delivering high-quality, customized and quick turnaround service for our clients due to our focus on maintaining an appropriate balance between prudent, disciplined underwriting, on the one hand, and flexibility in our decision making and responsiveness to our clients, on the other hand, which has allowed us to grow our commercial and industrial loan portfolio since December 31, 2010, while maintaining strong asset quality .. As of March 31, 2017, we had outstanding commercial and industrial loans of $214.5 million, or 18.8% of our total loan portfolio. We did not have any non-performing commercial and industrial loans as of March 31, 2017 or December 31, 2016.

We provide a mix of variable and fixed rate commercial and industrial loans. The loans are typically made to small- and medium-sized manufacturing, wholesale, retail and service businesses for working capital needs, business expansions and for international trade financing. Commercial and industrial loans include lines of credit with a maturity of one year or less, commercial and industrial term loans with maturities of five years or less, shared national credits with maturities of five years or less, mortgage warehouse lines with a maturity of one year or less, bank subordinated debentures with a maturity of 10 years, callable in five years, purchased receivables with a maturity of two months or less, and international trade discounts a maturity of three months or less.

We originate commercial and industrial lines of credit, term loans, mortgage warehouse lines and international trade discounts which totaled $151.2 million as of March 31, 2017 and $150.8 million at December 31, 2016. The interest rate on these loans are generally Wall Street Journal Prime or Prime rate based.

We purchase shared national credits for the purpose of using our excess capital. These loans consist of large syndicated loans to companies with stable credit ratings. We limit these type of loans to 10% of our total loans. These loans are floating rate loans based on LIBOR. The shared national credit portfolio totaled $36.5 million as of March 31, 2017 and $28.6 million as of December 31, 2016.

We originate purchase receivables as a cash management tool. These loans are to large companies with investment grade bond and commercial paper ratings and the purchased receivables are managed through our investment policy. We limit purchased receivables to 45% of our security portfolio and 45% of our Tier 1 capital. The purchased receivable portfolio totaled $24.2 million at March 31, 2017 and $22.4 million at December 31, 2016. We started this program in 2015 with a total balance of $16.0 million at December 2015.

We purchase subordinated debentures of other community banks in limited amounts not to exceed $1.0 million by individual issuer and not more than $10.0 million in total. Most of these loans have a fixed rate for five years then float to LIBOR. The subordinated debentures portfolio totaled $2.5 million at March 31, 2017 and $2.0 million at December 31, 2016. We also purchase subordinated debentures in our securities portfolio. We decide whether to treat the debenture as a loan or a security based on the liquidity of the asset. We determine liquidity by the size of the offering and by whether the security can be held in electronic form. The total community bank subordinated debenture portfolio amounted to $6.5 million at March 31, 2017 and $5.0 million at December 31, 2016, with $2.5 million and $2.0 million classified as loans as of such respective dates. We started this program after we issued our long-term debt in March 2016 to offset a portion of the interest rate risk on the $50.0 million of long-term debt that we issued.

Our trade finance unit supplies financial needs to many of our core customers include trade financing needs for many of our commercial and industrial loan customers. The unit provides, international letters of credit, SWIFT, export advice, trade finance discounts and foreign exchange. Our trade finance area has a correspondent relationship with many of the largest banks in China, Taiwan, Vietnam, Hong Kong and Singapore. All of our international letters of credit, SWIFT, export advice and trade finance discounts are denominated in U.S. currency, and all foreign exchange is issued through a major bank that is also denominated in U.S. currency. As a result, we and our clients are not subject to foreign currency fluctuations, and, therefore, we do not have a need to engage in transactions designed to hedge against foreign currency fluctuations and risk.

The majority of our commercial and industrial loans are secured by business assets or by real estate; however, the underwriting is often dependent on the operating cash flows of the business involved. Repayment of these loans is often more sensitive than other types of loans to adverse conditions in the general economy, which in turn increases repayment risk.

Commercial Real Estate Loans. We offer real estate loans for owner occupied and non-owner occupied commercial property, including loans secured by single-family residences for a business purposes, multi-family residential property and construction and land development loans. Our management team has an extensive knowledge of the markets where we operate and our borrowers and takes a conservative approach to commercial real estate lending, focusing on what we believe to be high quality credits with low loan-to-value ratios income-producing properties with strong cash flow characteristics, and strong collateral profiles. The interest rate for the majority of these loans are Prime based and have a maturity of five years or less except for the single-family residential loans originated for a business purpose which may have a maturity of one year. At March 31, 2017, approximately 17.9% of the commercial real estate loan portfolio consisted of fixed rate loans. Our loan-to-value policy limits are 75% for commercial real estate loans. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner occupied offices, warehouses and production facilities, office buildings, hotels, mixed-use residential and commercial, retail centers, multi-family properties and assisted living facilities.

The total commercial real estate portfolio totaled $374.1 million at March 31, 2017 and $379.6 million at December 31, 2016, of which $153.3 million and $159.5 million, respectively, were secured by owner occupied properties. The multi-family residential loan portfolio totaled $70.9 million as of March 31, 2017 and $70.6 million as of December 31, 2016. The single-family residential loan portfolio originated for a business purpose totaled $48.4 million as of March 31, 2017 and $51.6 million as of December 31, 2016. Our non-performing commercial real estate loans as of March 31, 2017 have not changed materially from December 31, 2016 of $2.3 million.

Like commercial and industrial loans, one primary repayment risk for commercial real estate loans is the interruption or discontinuance of operating cash flows from the properties or businesses involved, which may be influenced by economic events, changes in governmental regulations or other events not under the control of the borrower. Additionally, adverse developments affecting commercial real estate values in our market areas could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

Construction and land development loans. Our construction and land development loans are comprised of residential construction, commercial construction and land acquisition and development construction. Interest reserves are generally established on real estate construction loans. These loans are typically Prime based and have maturities of less than 18 months. Our loan-to-value policy limits are 75% for construction and land development loans. As of March 31, 2017, our real estate construction loan portfolio was divided among the foregoing categories as follows: $47.6 million, or 53.0%, residential construction; $28.1 million, or 31.2%, commercial construction; and $14.2 million, or 15.8%, land acquisition and development.

The risks inherent in construction lending may affect adversely our results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing; market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project. Such properties may not be sold or leased so as to generate the cash flow anticipated by the borrower.

SBA Loans. We are designated a Preferred Lender under the SBA Preferred Lender Program. We offer mostly SBA 7(a) variable-rate loans. We originate all loans to hold for investment and move loans to available for sale as management decides which loans to sell. We generally sell the 75% guaranteed portion of the SBA loans that we originate. Our SBA loans are typically made to small-sized manufacturing, wholesale, retail, hotel/motel and service businesses for working capital needs or business expansions. SBA loans can have any maturity up to 25 years. Typically, non-real estate secure loans mature in less than 10 years. Collateral may also include inventory, accounts receivable and equipment, and includes personal guarantees. Our unguaranteed loans collateralized by real estate are monitored by collateral type and included in our CRE Concentration Guidance as previously discussed. From time to time, we will also originate SBA 504 loans.

We originate SBA loans through our branch staff, loan officers and through SBA brokers. For 2016, 26.8% or $22.3 million of SBA loan originations were produced by branch staff and loan officers. The remaining $60.9 million was referred to us through SBA brokers.

As of March 31, 2017, our SBA portfolio totaled $149.9 million of which $80.8 million is guaranteed by the SBA and $69.1 million is unguaranteed, of which $63.8 million is secured by real estate and $5.0 million is unsecured or secured by business assets. We monitor the unguaranteed portfolio by type of real estate collateral. As of March 31, 2017, 54.7% or $37.5 million of SBA loans are secured by hotel/motels; 15.2% or $10.4 million by gas stations; and, 30.1% or $20.6 million in other real estate types. We further analyze the unguaranteed portfolio by location. As of March 31, 2017, 41.6% or $28.4 million is located in California; 6.3% or $4.3 million is located in Nevada; 17.9% or $12.2 million is located in Texas; 13.9% or $9.5 million is located in Washington; and 20.3% or $13.9 million is located in other states.

SFR Loans. We originate mainly non-qualified, alternative documentation single-family residential mortgage loans through correspondent relationships or through our branch network or retail channel to accommodate the needs of the Asian-American market. Our loan product is a seven-year hybrid adjustable mortgage with a current start rate of 4.5% which re-prices after seven years to the one-year LIBOR plus 2.75%. We take a comprehensive and conservative approach to mortgage underwriting, as the average loan-to-value of the portfolio was 57.6%, the average FICO score was 747 and the average duration of the portfolio was 4.7 years as of March 31, 2017. We also offer qualified mortgage program as a correspondent to major banking financial institutions. As of March 31, 2017, we had $191.9 million of single-family residential real estate loans, representing 16.8% of our total loan portfolio, and we didn’t have any non-performing single-family residential real estate loans as of March 31, 2017 or December 31, 2016.

We originate these non-qualified single-family residential mortgage loans both to sell and hold for investment. The loans held for investment are generally originated through our retail branch network to our customers, many of whom establish a deposit relationship with us. During the first quarter of 2017, we originated $33.2 million of such loans through our retail channel and $24.4 million through our correspondent channel.

We sell many of these non-qualified single-family residential mortgage loans to other Asian-American banks. While our loan sales to date have been primarily to one bank, we expect to be expanding our network of banks who will acquire our single-family loan product. The loans are sold with no representation or warranties and with a replacement feature for the first 90-days if the loan pays off early. As a condition of the sale, the buyer must have the loans audited for underwriting and compliance standards. During 2016, we originated $280.4 million of residential mortgage loans and sold $180.4 million to other banks in our market. For the quarter ended March 31, 2017, we originated $71.1 million of single-family residential mortgage loans, but we did not sell any loans in the first quarter, although we intend to sell single-family residential mortgage loans during the remaining quarters of 2017. Single-family residential real estate loans, also includes balloon and home equity loans acquired in the LANB merger. We no longer originate these types of loans. However, we do offer our single-family residential mortgage loan product to our customers with reduced fees when the balloon loan matures. As of March 31, 2017, we had a total of $11.1 million of balloon notes and $2.3 million of home equity loans. Total single-family residential mortgages increased $35.5 million, or 22.7%, to $191.9 million as of March 31, 2017 as compared to December 31, 2016.

In addition, our SFR mortgage lending unit originates mortgage warehouse lines to our correspondents. These loans are managed in our commercial and industrial lending unit and totaled $5.9 million as of March 31, 2017.

Our single-family residential real estate portfolio is secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Loans held for sale consist primarily of first trust deed mortgages on single-family residential properties located in California. Single-family residential mortgage loans held for sale are generally sold with the servicing rights retained.

Securities

We manage our securities portfolio and cash to maintain adequate liquidity and to ensure the safety and preservation of invested principal, with a secondary focus on yield and returns. Specific goals of our investment portfolio are as follows:

•	provide a ready source of balance sheet liquidity, ensuring adequate availability of funds to meet fluctuations in loan demand, deposit balances and other changes in balance sheet volumes and composition;

•	serve as a means for diversification of our assets with respect to credit quality, maturity and other attributes; and

•	serve as a tool for modifying our interest rate risk profile pursuant to our established policies.

Our investment portfolio is comprised primarily of U.S. government agency securities, corporate note securities, mortgage-backed securities backed by government-sponsored entities and taxable and tax exempt municipal securities.

Our investment policy is reviewed annually by our board of directors. Overall investment goals are established by our board, CEO, CFO and members of our ALCO. Our board of directors has delegated the responsibility of monitoring our investment activities to our ALCO. Day-to-day activities pertaining to the securities portfolio are conducted under the supervision of our CEO and CFO. We actively monitor our investments on an ongoing basis to identify any material changes in the securities. We also review our securities for potential other-than-temporary impairment at least quarterly.

Deposits

The quality of our deposit franchise and access to stable funding are key components to our success. We offer traditional depository products, including checking, savings, money market and certificates of deposits, to individuals, businesses, municipalities and other entities through our branch network throughout our market areas. Deposits at the Bank are insured by the FDIC up to statutory limits.

As a Chinese-American business bank that focuses on successful businesses and their owners, many of our depositors choose to leave large deposits with us. After discussions with our regulators on the proper way to measure core deposits, we now track all deposit relationships over $250,000 on a quarterly basis and consider a relationship to be core if there are any three or more of the following: (i) relationships with us (as a director or shareholder); (ii) deposits within our market area; (iii) additional non-deposit services with us; (iv) electronic banking services with us; (v) active demand deposit account with us; (vi) deposits at market interest rates; and (vii) longevity of the relationship with us. We consider all deposit relationships under $250,000 as a core relationship except for time deposits originated through an internet service. This differs from the traditional definition of core deposits which is demand and savings deposits plus time deposits less than $250,000. As many of our customers have more than $250,000 on deposit with us, we believe that using this method reflects a more accurate assessment of our deposit base. As of March 31, 2017, 76.1% or $950.0 million of our relationships are considered core relationships.

As of March 31, 2017, our top ten relationships totaled $270.6 million of which four are to directors and shareholders of the Company for a total of $87.1 million, or 32.2%, of our top ten deposit relationships. As of March 31, 2017, our director and shareholder with deposits over $250,000 totaled $156.3 million or 16.3% of all relationships over $250,000. Many of our management team members, including in many cases branch managers, have worked together for up to 30 years, and our deposits relationships have been cultivated over that time period. Many of our depositors have relationships with executive officers and our board of directors. Our ability to gather deposits, particularly core deposits, is an important aspect of our business franchise and we believe core deposits are a significant driver of franchise value as a cost efficient and stable source of funding to support our growth. As of March 31, 2017, we had $1.2 billion of total deposits with a total deposit cost of 0.95% (76.1% core deposits as defined above) for the first quarter of 2017.

Liquidity

Our deposit base consists primarily of business accounts and deposits from the principals of such businesses. As a result, we have many depositors with balances over $250,000. We manage liquidity based upon factors that include the amount of core deposit relationships as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets such as fed funds and account receivables, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, and the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

Other Subsidiaries

TFC Statutory Trust. In connection with our 2016 acquisition of TomatoBank and its holding company, TFC, the Company acquired the Trust, a statutory business trust that was established by TFC in 2006 as a wholly-owned subsidiary. The Trust issued trust preferred securities representing undivided preferred beneficial interests in the assets of the Trust. The proceeds of these trust preferred securities were invested in certain securities issued by us, with similar terms to the relevant series of securities issued by the Trust, which we refer to as subordinated debentures. The Company guarantees on a limited basis the payments of distributions on the capital securities of the Trust and payments on redemption of the capital securities of the Trust. The Company is the owner of all the beneficial interests represented by the common securities of the Trust.

RBB Asset Management Company. In 2012, as a result of our acquisitions of FAB and VCBB, we established RBB Asset Management Company, or RAM, as a wholly-owned subsidiary of the Company. In March 2013, RAM purchased approximately $6.5 million in loans and $1.7 million in OREO from the Bank that had been acquired in the FAB and VCBB acquisitions. The Bank received a one-time gain on sale on those assets of approximately $1.3 million, which was partially offset by a loss of approximately $782,000. As of March 31, 2017, there was approximately a $494,000 gain still to be recognized on the loans that were sold to RAM in 2013. We may continue to utilize RAM to purchase certain assets from the Bank acquired in acquisitions that we may make in the future.

Employees

As of March 31, 2017, we had approximately 177 employees. As part of the customer-centric culture initiative of our strategic plan, we provide extensive training to our employees in an effort to ensure that our customers receive superior customer service. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

Our headquarters office is located at 660 South Figueroa Street, Suite 1888, Los Angeles, California 90017. Our headquarters is in downtown Los Angeles at “Metro Center” and houses our risk management unit, including compliance and BSA groups, and our multi-family residential mortgage group. The lease expires in June 2018. Our administrative center is located in at 123 East Valley Blvd., San Gabriel, California and houses our commercial real estate and commercial and industrial lending groups, trade finance, credit administration and administrative groups. The lease expires at the end of 2018. Our operation center is located at 7025 Orangethorpe Avenue, Buena Park, California 90621 and was acquired in the acquisition of LANB. It has approximately 7,000 square feet and houses operations, IT and finance groups. At the end of our leases at our headquarters and administrative center we plan to consolidate those functions in one location in the San Gabriel Valley.

We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms. None of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing.

Legal Proceedings

In the normal course of business, we are named or threatened to be named as a defendant in various lawsuits. In addition, we have been named as a defendant in a lawsuit brought by a former shareholder of TFC related to a tender offer conducted by TFC several months prior to our contact with TFC and its representatives regarding a potential transaction with TFC and its wholly-owned subsidiary, TomatoBank. The amount claimed by the plaintiff is considered to be immaterial to the Company’s consolidated financial statements. We believe the plaintiff’s claims against us are without merit and we intend to vigorously defend against them. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our business. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Corporate Information

Our principal executive offices are located at 660 S. Figueroa St., Suite 1888, Los Angeles, California 90017, and our telephone number at that address is (213) 627-9888. Our website address is www.royalbusinessbankusa.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

SUPERVISION AND REGULATION

General

Financial institutions, their holding companies and their affiliates are extensively regulated under U.S. federal and state law. As a result, the growth and earnings performance of the Company and its subsidiaries may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the DBO, the Federal Reserve, the FDIC, and the CFPB. Furthermore, tax laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities, anti-money laundering laws enforced by the U.S. Department of the Treasury, or Treasury, and mortgage related rules, including with respect to loan securitization and servicing by the U.S. Department of Housing and Urban Development, or HUD, and agencies such as Fannie Mae and Freddie Mac, have an impact on the Company’s business. The effect of these statutes, regulations, regulatory policies and rules are significant to the financial condition and results of operations of the Company and its subsidiaries, including the Bank, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of financial institutions, their holding companies and affiliates intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than their shareholders. These federal and state laws, and the related regulations of the bank regulatory agencies, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can affect the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and its subsidiaries, including the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Financial Regulatory Reform

The Dodd-Frank Act, which was signed into law in July 2010, implemented sweeping reform across the U.S. financial regulatory framework, including, among other changes:

(i) creating a Financial Stability Oversight Council tasked with identifying and monitoring systemic risks in the financial system;

(ii) creating the CFPB, which is responsible for implementing, examining and enforcing compliance with federal consumer financial protection laws;

(iii) requiring the FDIC to make its capital requirements for insured depository institutions countercyclical, so that capital requirements increase in times of economic expansion and decrease in times of economic contraction;

(iv) imposing more stringent capital requirements on bank holding companies and subjecting certain activities, including interstate mergers and acquisitions, to heightened capital conditions;

(v) with respect to mortgage lending:

(a) significantly expanding requirements applicable to loans secured by 1-4 family residential real property;

(b) imposing strict rules on mortgage servicing, and

(c) required the originator of a securitized loan, or the sponsor of a securitization, to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures are qualified residential mortgages or meet certain underwriting standards;

(vi) changing the assessment base for federal deposit insurance from the amount of the insured deposits held by the depository institution to the depository institution’s average total consolidated assets less tangible equity, eliminating the ceiling on the size of the FDIC’s Deposit Insurance Fund and increasing the floor of the size of the FDIC’s Deposit Insurance Fund;

(vii) eliminating all remaining restrictions on interstate banking by authorizing state banks to establish de novo banking offices in any state that would permit a bank chartered in that state to open an banking office at that location;

(viii) repealing the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts; and

(ix) in the so-called “Volcker Rule,” subject to numerous exceptions, prohibiting depository institutions and affiliates from certain investments in, and sponsorship of, hedge funds and private equity funds and from engaging in proprietary trading.

On February 3, 2017, President Trump signed an executive order calling for his administration to review existing U.S. financial laws and regulations, including the Dodd-Frank Act, in order to determine their consistency with a set of “core principles” of financial policy. The core financial principles identified in the executive order include the following: empowering Americans to make independent financial decisions and informed choices in the marketplace, save for retirement, and build individual wealth; preventing taxpayer-funded bailouts; fostering economic growth and vibrant financial markets through more rigorous regulatory impact analysis that addresses systemic risk and market failures, such as moral hazard and information asymmetry; enabling American companies to be competitive with foreign firms in domestic and foreign markets; advancing American interests in international financial regulatory negotiations and meetings; and restoring public accountability within Federal financial regulatory agencies and “rationalizing” the Federal financial regulatory framework.

Although the order does not specifically identify any existing laws or regulations that the administration considers to be inconsistent with the core principles, areas that the mandated agency report may ultimately identify for reform include the Volcker Rule; any “fiduciary” standard applicable to investment advisers and broker-dealers; and the powers, structure and funding arrangements of the Financial Stability Oversight Council, the Office of Financial Research, the prudential bank regulators, the SEC, U.S. Commodity Futures Trading Commission, and CFPB. While some changes can be implemented by the regulatory agencies themselves, implementing much of the anticipated agenda of changes would require legislation from Congress.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on us. Although the reforms primarily target systemically important financial service providers, the Dodd-Frank Act’s influence has and is expected to continue to filter down in varying degrees to smaller institutions over time. We will continue to evaluate the effect of the Dodd-Frank Act; however, in many respects, the ultimate impact of the Dodd-Frank Act will not be fully known for years, and no current assurance may be given that the Dodd-Frank Act, or any other new legislative changes, will not have a negative impact on the results of operations and financial condition of the Company and the Bank.

Regulatory Capital Requirements

The federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization’s operations, both for transactions reported on the balance sheet as assets and for transactions, such as letters of credit and recourse arrangements, that are recorded as off-balance sheet items. In 2013, the Federal Reserve, FDIC, and Office of the Comptroller of the Currency issued final rules (the “Basel III Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations. The rules implement the Basel Committee’s December 2010 framework, commonly referred to as Basel III, for strengthening international capital standards, as well as implementing certain provisions of the Dodd-Frank Act.

The minimum capital standards effective and applicable to us prior to us becoming subject to the Basel III Capital Rules on January 1, 2015 were:

•	a leverage requirement, consisting of a minimum ratio of Tier 1 Capital to total adjusted book assets of at least 4%, and

•	risk-based capital requirements consisting of a minimum ratio of Total Capital to total risk-weighted assets of 8% and a minimum ratio of Tier 1 Capital to total risk-weighted assets of 4%.

For the periods prior to January 1, 2015, Tier 1 Capital consisted primarily of common stock, noncumulative perpetual preferred stock and related surplus less intangible assets (other than certain loan servicing rights and purchased credit card relationships). Total Capital consisted primarily of Tier 1 Capital plus Tier 2 Capital, which included other non-permanent capital items, such as certain other debt and equity instruments that did not qualify as Tier 1 Capital, and a portion of the Bank’s allowance for loan losses. Further, risk-weighted assets for the purpose of the risk-weighted ratio calculations were balance sheet assets and off-balance sheet exposures to which required risk weightings of 0% to 100% were applied.

Prior to us becoming subject to the Basel III Capital Rules on January 1, 2015, in order to be “well-capitalized” a banking organization must have maintained:

•	a leverage ratio of Tier 1 Capital to total assets of 5% or greater,

•	a ratio of Tier 1 Capital to total risk-weighted assets of 6% or greater, and

•	a ratio of Total Capital to total risk-weighted assets of 10% or greater.

The Basel III Capital Rules became effective for the Company and the Bank on January 1, 2015 (subject to phase-in periods for some of their components). The Basel III Capital Rules: (i) introduce a new capital measure called Common Equity Tier I, or CET1, and a related regulatory capital ratio of CET1 to risk-weighted assets; (ii) specify that Tier I capital consists of CET1 and “Additional Tier I capital” instruments, which are instruments treated as Tier I instruments under the prior capital rules that meet certain revised requirements; (iii) mandate that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions from and adjustments to capital, as compared to existing regulations. Under the Basel III Capital Rules, for most banking organizations, the most common form of Additional Tier I capital is noncumulative perpetual preferred stock and the most common form of Tier II capital is subordinated notes and a portion of the allowance for loan and lease losses, in each case, subject to the Basel III Capital Rules’ specific requirements.

Under the Basel III Capital Rules, the following are the initial minimum capital ratios applicable to the Company and the Bank as of January 1, 2015:

•	4.0% Tier I leverage ratio;

•	4.5% CET1 to risk-weighted assets;

•	6.0% Tier I capital (that is, CET1 plus Additional Tier I capital) to risk-weighted assets; and

•	8.0% total capital (that is, Tier I capital plus Tier II capital) to risk-weighted assets.

The Basel III Capital Rules also introduced “capital conservation buffer,” composed entirely of CET1, on top of these minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The implementation of the capital conservation buffer began on January 1, 2016 at 0.625% and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). In 2016, banking organizations including the Company and the Bank were required to maintain a CET1 capital ratio of at least 5.125%, a Tier I capital ratio of at least 6.625%, and a total capital ratio of at least 8.625% to avoid limitations on capital distributions and certain discretionary incentive compensation payments. When fully phased-in on January 1, 2019, the Company and the Bank must maintain the following minimum capital ratios:

•	4.0% Tier I leverage ratio;

•	4.5% CET1 to risk-weighted assets, plus the capital conservation buffer, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%;

•	6.0% Tier I capital to risk-weighted assets, plus the capital conservation buffer, effectively resulting in a minimum Tier I capital ratio of at least 8.5%; and

•	8.0% total capital to risk-weighted assets, plus the capital conservation buffer, effectively resulting in a minimum total capital ratio of at least 10.5%.

The Basel III Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that (i) mortgage servicing rights, (ii) deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks, and (iii) significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such items, in the aggregate, exceed 15% of CET1. Implementation of the deductions and other adjustments to CET1 began on January 1, 2015 and would be phased-in over a four-year period (beginning at 40% on January 1, 2015 and an additional 20% per year thereafter). Under the Basel III Capital Rules, the effects of certain accumulated other comprehensive income or loss items are not excluded for the purposes of determining regulatory capital ratios; however, non-advanced approaches banking organizations (i.e., banking organizations with less than $250 billion in total consolidated assets or with less than $10 billion of on-balance sheet foreign exposures), including the Company and the Bank, may make a one-time permanent election to exclude these items. The Company and the Bank made this election in the first quarter of 2015’s call reports in order to avoid significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of its available-for-sale investment securities portfolio.

The Basel III Capital Rules prescribe a new standardized approach for risk weightings that expands the risk weighting categories from the previous four Basel I-derived categories (0%, 20%, 50% and 100%) to a larger and more risk-sensitive number of categories, generally ranging from 0% for U.S. Government and agency securities, to 600% for certain equity exposures, depending on the nature of the assets. The new capital rules generally result in higher risk weights for a variety of asset classes, including certain CRE mortgages. Additional aspects of the Basel III Capital Rules that are relevant to the Company and the Bank include:

•	consistent with the Basel I risk-based capital rules, assigning exposures secured by single-family residential properties to either a 50% risk weight for first-lien mortgages that meet prudent underwriting standards or a 100% risk weight category for all other mortgages;

•	providing for a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (set at 0% under the Basel I risk-based capital rules);

•	assigning a 150% risk weight to all exposures that are nonaccrual or 90 days or more past due (set at 100% under the Basel I risk-based capital rules), except for those secured by single-family residential properties, which will be assigned a 100% risk weight, consistent with the Basel I risk-based capital rules;

•	applying a 150% risk weight instead of a 100% risk weight for certain high volatility CRE acquisition, development and construction loans; and

•	applying a 250% risk weight to the portion of mortgage servicing rights and deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks that are not deducted from CET1 capital (set at 100% under the Basel I risk-based capital rules).

As of March 31, 2017, the Company’s and the Bank’s capital ratios exceeded the minimum capital adequacy guideline percentage requirements of the federal banking agencies for “well capitalized” institutions under the Basel III capital rules on a fully phased-in basis.

With respect to the Bank, the Basel III Capital Rules also revise the PCA regulations pursuant to Section 38 of the Federal Deposit Insurance Act, as discussed below under “PCA.”

PCA

The Federal Deposit Insurance Act, as amended, or FDIA, requires federal banking agencies to take PCA in respect of depository institutions that do not meet minimum capital requirements. The FDIA includes the following five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The Basel III Capital Rules, revised the PCA requirements effective January 1, 2015. Under the revised PCA provisions of the FDIA, an insured depository institution generally will be classified in the following categories based on the capital measures indicated:

PCA Category	Total Risk-Based Capital Ratio	Tier I Risk-Based Capital Ratio	CET1 Risk-Based Ratio	Tier I Leverage Ratio
Well capitalized	10%	8%	6.5%	5%
Adequately capitalized	8%	6%	4.5%	4%
Undercapitalized	< 8%	< 6%	< 4.5%	< 4%
Significantly undercapitalized	< 6%	< 4%	< 3.0%	< 3%
Critically undercapitalized	Tangible Equity/Total Assets ≤ 2%

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios, if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying PCA regulations and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company, if the depository institution would thereafter be “undercapitalized.” “Undercapitalized” institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.

The capital classification of a bank holding company and a bank affects the frequency of regulatory examinations, the bank holding company’s and the bank’s ability to engage in certain activities and the deposit insurance premium paid by the bank. As of March 31, 2017, we met the requirements to be “well-capitalized” based upon the aforementioned ratios for purposes of the prompt corrective action regulations, as currently in effect.

The Company

General. The Company, as the sole shareholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended, or the BHCA. In accordance with Federal Reserve policy, and as now codified by the Dodd-Frank Act, the Company is legally obligated to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of the Company’s operations and such additional information regarding the Company and its subsidiaries as the Federal Reserve may require.

Acquisitions, Activities and Change in Control. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or any acquisition of control by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see “—Regulatory Capital Requirements” above.

The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be “so closely related to banking ... as to be a proper incident thereto.” This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the

Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Company has not elected to be a financial holding company.

If the Company should elect to become a financial holding company, in order to maintain the Company’s status as a financial holding company, the Company and the Bank must be well-capitalized, well-managed, and have a least a satisfactory Community Reinvestment Act, or CRA, rating. If the Company should elect to become a financial holding company and the Federal Reserve subsequently determines that the Company, a financial holding company, is not well-capitalized or well-managed, the Company would have a period of time during which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the Company it believes to be appropriate. Furthermore, if the Company should elect to become a financial holding company and the Federal Reserve subsequently determines that the Bank, as a financial holding company subsidiary, has not received a satisfactory CRA rating, the Company would not be able to commence any new financial activities or acquire a company that engages in such activities.

Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5% and 24.99% ownership.

Under the California Financial Code, any proposed acquisition of “control” of the Bank by any person (including a company) must be approved by the Commissioner of the DBO. The California Financial Code defines “control” as the power, directly or indirectly, to direct the Bank’s management or policies or to vote 25% or more of any class of the Bank’s outstanding voting securities. Additionally, a rebuttable presumption of control arises when any person (including a company) seeks to acquire, directly or indirectly, 10% or more of any class of the Bank’s outstanding voting securities.

Capital Requirements. Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements, as affected by the Dodd-Frank Act and Basel III. For a discussion of capital requirements, see “—Regulatory Capital Requirements” above.

Dividend Payments. The Company’s ability to pay dividends to its shareholders may be affected by both general corporate law considerations and the policies of the Federal Reserve applicable to bank holding companies. As a California corporation, the Company is subject to the limitations of California law, which allows a corporation to distribute cash or property to shareholders, including a dividend or repurchase or redemption of shares, if the corporation meets either a retained earnings test or a “balance sheet” test. Under the retained earnings test, the Company may make a distribution from retained earnings to the extent that its retained earnings exceed the sum of (a) the amount of the distribution plus (b) the amount, if any, of dividends in arrears on shares with preferential dividend rights. The Company may also make a distribution if, immediately after the distribution, the value of its assets equals or exceeds the sum of (a) its total liabilities plus (b) the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution. Indebtedness is not considered a liability if the terms of such indebtedness provide that payment of principal and interest thereon are to be made only if, and to the extent that, a distribution to shareholders could be made under the balance sheet test. A California corporation may specify in its articles of incorporation that distributions under the retained earnings test or balance sheet test can be made without regard to the preferential rights amount. The Company’s articles of incorporation do not address distributions under either the retained earnings test or the balance sheet test.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to shareholders if: (i) the Company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the

Company’s capital needs and overall current and prospective financial condition; or (iii) the Company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, institutions that seek to pay dividends must maintain 2.5% in Common Equity Tier 1 attributable to the capital conservation buffer, which is to be phased in over a three year period that began on January 1, 2016. See “—Regulatory Capital Requirements” above.

The Bank

General. The Bank is a California-chartered bank, but is not a member of the Federal Reserve System (a “non-member bank”). The deposit accounts of the Bank are insured by the FDIC’s Deposit Insurance Fund (“DIF”) to the maximum extent provided under federal law and FDIC regulations. As a California-chartered FDIC-insured non-member bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the DBO, the chartering authority for California banks, and as a non-member bank, the FDIC.

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. For deposit insurance assessment purposes, an insured depository institution is placed in one of four risk categories each quarter. An institution’s assessment is determined by multiplying its assessment rate by its assessment base. The total base assessment rates range from 2.5 basis points to 45 basis points. While in the past an insured depository institution’s assessment base was determined by its deposit base, amendments to the Federal Deposit Insurance Act revised the assessment base so that it is calculated using average consolidated total assets minus average tangible equity.

Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC has until September 3, 2020 to meet the 1.35% reserve ratio target. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, may increase or decrease the assessment rates, following notice and comment on proposed rulemaking. As a result, the Bank’s FDIC deposit insurance premiums could increase. During the year ended December 31, 2016, the Bank paid $534,000 in aggregate FDIC deposit insurance premiums.

FICO Assessments. In addition to paying basic deposit insurance assessments, insured depository institutions must pay Financing Corporation, or FICO, assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board pursuant to the Competitive Equality Banking Act of 1987 to function as a financing vehicle for the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year noncallable bonds of approximately $8.1 billion that mature in 2017 through 2019. FICO’s authority to issue bonds ended on December 12, 1991. Since 1996, federal legislation has required that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO’s outstanding obligations. The FICO assessment rate is adjusted quarterly and for the fourth quarter of 2015 was approximately 0.600 basis points (60 cents per $100 of assessable deposits). During the year ended December 31, 2016, the Bank paid $67,000 in aggregate FICO assessments.

Supervisory Assessments. California-chartered banks are required to pay supervisory assessments to the DBO to fund its operations. The amount of the assessment paid by a California bank to the DBO is calculated on the basis of the institution’s total assets, including consolidated subsidiaries, as reported to the DBO. During the year ended December 31, 2016, the Bank paid supervisory assessments to the DBO totaling $127,000.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see “—Regulatory Capital Requirements” above.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Under the California Financial Code, the Bank is permitted to pay a dividend in the following circumstances: (i) without the consent of either the DBO or the Bank’s shareholders, in an amount not exceeding the lesser of (a) the retained earnings of the Bank; or (b) the net income of the Bank for its last three fiscal years, less the amount of any distributions made during the prior period; (ii) with the prior approval of the DBO, in an amount not exceeding the greatest of: (a) the retained earnings of the Bank; (b) the net income of the Bank for its last fiscal year; or (c) the net income for the Bank for its current fiscal year; and (iii) with the prior approval of the DBO and the Bank’s shareholders in connection with a reduction of its contributed capital. In addition, under the Basel III Rule, institutions that seek to pay dividends must maintain 2.5% in Common Equity Tier 1 attributable to the capital conservation buffer, which is to be phased in over a three-year period that began on January 1, 2016. See “—Regulatory Capital Requirements” above.

The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of March 31, 2017.

Transactions with Affiliates and Insiders. The Bank is subject to certain restrictions imposed by federal law on “covered transactions” between the Bank and its “affiliates.” The Company is an affiliate of the Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company and to “related interests” of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of the Company or the Bank, or a principal shareholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

Safety and Soundness Standards/Risk Management. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution’s primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator’s order is cured, the regulator may restrict the financial institution’s rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

Branching Authority. California banks, such as the Bank, may, under California law, establish a banking office so long as the bank’s board of directors approves the banking office and the DBO is notified of the establishment of the banking office. Deposit-taking banking offices must be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate power. The Dodd-Frank Act permits insured state banks to engage in de novo interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by such state. Finally, we may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Community Reinvestment Act Requirements. The CRA requires the Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess the Bank’s record of meeting the credit needs of its communities. Applications for additional acquisitions would be affected by the evaluation of the Bank’s effectiveness in meeting its CRA requirements. The Bank received a “satisfactory” rating on its most recent CRA examination, which was conducted in February 2017.

Anti-Money Laundering and Office of Foreign Assets Control Regulation. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the Patriot Act, is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandates financial services companies to have policies and procedures with respect to measures designed to address any or all of the following matters: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation between financial institutions and law enforcement authorities. Banking regulators also examine banks for compliance with the economic sanctions regulations administered by the Office of Foreign Assets Control, or OFAC. Failure of a financial institution to maintain and implement adequate anti-money laundering and OFAC programs, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Concentrations in Commercial Real Estate. Concentration risk exists when financial institutions deploy too many assets to any one industry or segment. Concentration stemming from commercial real estate is one area of regulatory concern. The CRE Concentration Guidance, provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) commercial real estate loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Concentration Guidance does not limit banks’ levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. Based on the Bank’s loan portfolio, the Bank does not exceed these guidelines.

Consumer Financial Services

Banks and other financial institutions are subject to numerous laws and regulations intended to protect consumers in their transactions with banks. These laws include, among others, laws regarding unfair and deceptive acts and practices and usury laws, as well as the following consumer protection statutes: Truth in Lending Act, Truth in Savings Act, Electronic Fund Transfer Act, Expedited Funds Availability Act, Equal Credit Opportunity Act, Fair and Accurate Credit Transactions Act, Fair Housing Act, Fair Credit Reporting Act, Fair Debt Collection Act, GLB Act, Home Mortgage Disclosure Act, Right to Financial Privacy Act and Real Estate Settlement Procedures Act.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

The structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Bank, will continue to be examined by their applicable bank regulators.

Mortgage and Mortgage-Related Products, Generally. Because abuses in connection with residential mortgages were a significant factor contributing to the financial crisis, many new rules issued by the CFPB and required by the Dodd-Frank Act address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposed new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower’s ability to repay, while also establishing a presumption of compliance for certain “qualified mortgages.” The Dodd-Frank Act generally required lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans do not comply with the ability-to-repay standards described below. The risk retention requirement generally is 5%, but could be increased or decreased by regulation. The Bank does not currently expect the CFPB’s rules to have a significant impact on its operations, except for higher compliance costs.

Ability-to-Repay Requirement and Qualified Mortgage Rule. On January 10, 2013, the CFPB issued a final rule implementing the Dodd-Frank Act’s ability-to-repay requirements. Under the final rule, lenders, in assessing a borrower’s ability to repay a mortgage-related obligation, must consider eight underwriting factors: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) monthly payment on the subject transaction; (iv) monthly payment on any simultaneous loan; (v) monthly payment for all mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) monthly debt-to-income ratio or residual income; and (viii) credit history. The final rule also includes guidance regarding the application of, and methodology for evaluating, these factors.

Further, the final rule clarified that qualified mortgages do not include “no-doc” loans and loans with negative amortization, interest-only payments, balloon payments, terms in excess of 30 years, or points and fees paid by the borrower that exceed 3% of the loan amount, subject to certain exceptions. In addition, for qualified mortgages, the rule mandated that the monthly payment be calculated on the highest payment that will occur in the first five years of the loan, and required that the borrower’s total debt-to-income ratio generally may not be more than 43%. The final rule also provided that certain mortgages that satisfy the general product feature requirements for qualified mortgages and that also satisfy the underwriting requirements of Fannie Mae and Freddie Mac (while they operate under federal conservatorship or receivership), HUD, the Department of Veterans Affairs, the Department of Agriculture or the Rural Housing Service are also considered to be qualified mortgages. This second category of qualified mortgages will phase out as the aforementioned federal agencies issue their own rules regarding qualified mortgages, the conservatorship of Fannie Mae and Freddie Mac ends, and, in any event, after seven years.

As set forth in the Dodd-Frank Act, subprime (or higher-priced) mortgage loans are subject to the ability-to-repay requirement, and the final rule provided for a rebuttable presumption of lender compliance for those loans. The final rule also applied the ability-to-repay requirement to prime loans, while also providing a conclusive presumption of compliance (i.e., a safe harbor) for prime loans that are also qualified mortgages. Additionally, the final rule generally prohibits prepayment penalties (subject to certain exceptions) and sets forth a 3-year record retention period with respect to documenting and demonstrating the ability-to-repay requirement and other provisions.

Mortgage Loan Originator Compensation. As a part of the overhaul of mortgage origination practices, mortgage loan originators’ compensation has been limited such that they may no longer receive compensation based on a mortgage transaction’s terms or conditions other than the amount of credit extended under the mortgage loan. Further, the total points and fees that a bank and/or a broker may charge on conforming and jumbo loans has been limited to 3.0% of the total loan amount. Mortgage loan originators may receive compensation from a consumer or from a lender, but not both. These rules contain requirements designed to prohibit mortgage loan originators from “steering” consumers to loans that provide mortgage loan originators with greater compensation. In addition, the rules contain other requirements concerning recordkeeping.

Residential Mortgage Servicing. Pursuant to the Dodd-Frank Act, the CFPB has implemented certain provisions of the Dodd-Frank Act relating to mortgage servicing through rulemaking. The servicing rules require servicers to meet certain benchmarks for loan servicing and customer service in general. Servicers must provide periodic billing statements and certain required notices and acknowledgments, promptly credit borrowers’ accounts for payments received and promptly investigate complaints by borrowers. Servicers also are required to take additional steps before purchasing insurance to protect the lender’s interest in the property. The servicing rules call for additional notice, review and timing requirements with respect to delinquent borrowers, including early intervention, ongoing access to servicer personnel and specific loss mitigation and foreclosure procedures. The rules provide for an exemption from most of these requirements for “small servicers”, which are defined as loan servicers that service 5,000 or fewer mortgage loans and service only mortgage loans that they or an affiliate originated or own.

Incentive Compensation Guidance

The federal bank regulatory agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives; (2) compatibility with effective controls and risk management; and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, Basel III limits discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds starting January 1, 2016. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

Enforcement Powers of Federal and State Banking Agencies

The federal bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver for financial institutions. Failure to comply with applicable laws and regulations could subject us and our officers and directors to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “—Prompt Corrective Actions,” the appropriate federal bank regulatory agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The DBO also has broad enforcement powers over us, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Financial Privacy

The federal bank regulatory agencies have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Additional Constraints on the Company and the Bank

Monetary Policy. The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

The Volcker Rule. In addition to other implications of the Dodd-Frank Act discussed above, the Dodd-Frank Act amended the BHCA to require the federal regulatory agencies to adopt rules that prohibit banking entities and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). This statutory provision is commonly called the “Volcker Rule.” On December 10, 2013, the federal regulatory agencies issued final rules to implement the prohibitions required by the Volcker Rule. Thereafter, in reaction to industry concern over the adverse impact to community banks of the treatment of certain collateralized debt instruments in the final rule, the federal regulatory agencies approved an interim final rule to permit financial institutions to retain interests in collateralized debt obligations backed primarily by trust preferred securities, or TruPS CDOs, from the investment prohibitions contained in the final rule. Under the interim final rule, the regulatory agencies permitted the retention of an interest in or sponsorship of covered funds by banking entities if the following qualifications were met: (i) the TruPS CDO was established, and the interest was issued, before May 19, 2010; (ii) the banking entity reasonably believes that the offering proceeds received by the TruPS CDO were invested primarily in qualifying TruPS collateral; and (iii) the banking entity’s interest in the TruPS CDO was acquired on or before December 10, 2013.

Although the Volcker Rule has significant implications for many large financial institutions, the Company does not currently anticipate that it will have a material effect on the operations of the Company or the Bank. The Company may incur costs if it is required to adopt additional policies and systems to ensure compliance with certain provisions of the Volcker Rule, but any such costs are not expected to be material.

MANAGEMENT

Board of Directors

The following table sets forth certain information about our directors, including their names, ages and year in which they began serving as a director of the Company (or the Bank prior to the Company’s formation in 2011).

Name	Age	Position	Director Since
Yee Phong (Alan) Thian	64	Chairman of the board	2008
Peter M. Chang	45	Director	2008
Wendell Chen	40	Director	2010
Pei-Chin Huang	61	Director	2008
James W. Kao	71	Director	2015
Ruey Chyr Kao	76	Director	2008
Chie-Min Christopher Koo	59	Director	2008
Christopher Lin	76	Director	2010
Feng Lin	35	Director	2011
Ko-Yen Lin	73	Director	2008
Paul Lin	37	Director	2012
Fui Ming Thian	66	Director	2010

Pursuant to our articles and bylaws, our board of directors is authorized to have not less than seven members nor more than 13 members, and is currently comprised of 12 members. Each of our directors serves for a one year term. The number of directors may be changed only by resolution of our board within the range set forth in our articles. As discussed in greater detail below, our board of directors has affirmatively determined that nine of our 12 current directors qualify as independent directors based upon the rules of the NASDAQ Stock Market and the SEC. There are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.

The business experience of each of the current directors is set forth below. Other than as described below, no current director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

Yee Phong (Alan) Thian. Mr. Thian has served as the chairman, president and chief executive officer of the Company and the Bank since the Bank began operations in 2008. Mr. Thian was appointed twice to the FDIC community bank advisory committee and is presently on the CFPB community bank advisory committee. Mr. Thian previously served as the president and chief executive officer of First Continental Bank from July 2000 until its acquisition by United Commercial Bank in July 2003. Following the acquisition, Mr. Thian served as the executive vice president and regional director of United Commercial Bank until April 2007. From June 1997 to October 1997, Mr. Thian served as the president and chief executive officer of American International Bank and continued to serve as a director of the bank until January 2000. Mr. Thian began his banking career at General Bank where he served as a director from June 1982 to June 1997 and in various officer positions. He is the brother of Fui Ming Thian, who is also a director of the Company and the Bank. Mr. Thian holds a B.A. from Nan Yang University. Our board considered Mr. Thian’s experience as the chief executive of successful Chinese-American banks, his knowledge of and experience with real estate investment and development, his experience advising other companies in conducting business in small to midsized communities that are similar to those in our primary market areas, his experience as an advisory board member for the FDIC and the CFPB and his knowledge of the business community in the Chinese-American market area in determining that he should be a member of our board.

Peter M. Chang. Mr. Chang has served as a board member since the founding of the Bank in 2008. Mr. Chang is the president of Yao Yang Enterprises LLC, which purchases and exports waste paper. As such he works with recycling, shipping and exporting companies in the United States and provides raw materials to paper manufacturing companies in Southeast Asia China and Taiwan. Mr. Chang holds a B.S. in Economics from the University of California at Los Angeles. Our board considered Mr. Chang’s experience in international trade financing and his long-standing relationships within the Chinese-American business community in determining that he should be a member of our board.

Wendell Chen. Mr. Chen has served as a member of the board since November 2010. Mr. Chen has been the chief executive officer of US Development LLC, a real estate development firm, since 2015. From 2006 to 2015, Mr. Chen served as the chief executive officer and managing partner of Vanetti, Inc., a start-up firm that successfully designed, manufactured, and delivered branded and private labeled men’s suits to specialty shops and major chain stores in the United States. Mr. Chen holds a B.A. from California State University Pomona. Our board considered Mr. Chen’s experience as an executive of a small business that does international trade and his relationships within the Chinese American business community in determining that he should be a member of our board.

Pei-Chin (Peggy) Huang. Ms. Huang has served as a board member since the founding of the Bank in 2008. Ms. Huang is the co-founder and president of Trendware International Inc., a Torrance-based manufacturer of computer networking equipment, where she is responsible for financial management and strategic planning. Ms. Huang holds a M.A. degree from Arizona State University. Our board considered Ms. Huang’s experience as an executive of an international business and her ability to understand complicated financial statements and contracts in determining that she should be a member of our board.

James W. Kao, Ph.D. Dr. Kao has served as a board member since 2015. Dr. Kao had a long and distinguished career at Philip Morris, USA in the research and development department. Since his retirement, Dr. Kao has been a successful investor in many companies. Dr. Kao holds a B.A. from National Taiwan University, an M.B.A. from Virginia Commonwealth University and his Ph.D. from Miami University. He is the brother of Dr. Ruey-Chyr Kao, MD, who is also a member of our board. Our board considered Dr. Kao’s experiences as an investor and his educational background in determining that he should be a member of our board.

Ruey-Chyr Kao, MD. Dr. Kao has served as a board member since the founding of the Bank in 2008. Dr. Kao retired in 2002 after 30 years as an obstetrician-gynecologist with a private practice in Monterey Park, Alhambra and San Gabriel. For the past fifteen years, he has been a real estate developer and investor with ownership of six hotels. He received his medical degree from Kaohsiung Medical College and is a Fellow of the American College of Obstetricians and Gynecologists. Dr. Kao is the brother of James Kao, Ph.D., who is also a member of our board. Our board considered Dr. Kao’s real estate background and his relationships in the Chinese-American community in determining that he should be a member of our board.

Chie Min (Christopher) Koo, CPA. Mr. Koo has served as a board member since the founding of the Bank in 2008. Mr. Koo is the president and founder of Christopher Koo Accountancy, an accounting and tax service in the City of Industry. Mr. Koo holds a Master’s in Business Administration and a B.S. in Hotel and Restaurant Management from U.S. International University in San Diego, California. Our board considered Mr. Koo’s experience as a CPA and his relationships in the Chinese-American community in determining that he should be a board member.

Chuang-I (Christopher) Lin, Ph.D. Dr. Lin has served as a board member since 2010. Dr. Lin is president and chairman of three separate specialty real estate firms: Forte Resources, Inc., which specializes in senior and affordable housing management and development, Sonnycal Development Company, which specializes in real estate development in market-rate residential houses and industrial warehouses, and Linkage Financial Group Inc., which specializes in real estate development in China. Dr. Lin previously served as a director of General Bank from 1981 to 2003. Dr. Lin holds a B.S. from Cheng Kung University, a M.S. from National Tsing Hua University and a Ph.D. from Duquesne University. Our board considered Dr. Lin’s real estate background, specifically in affordable housing, and his prior experience as a bank director in determining that he should be a board member.

Feng Lin. Mr. Lin has served as a board member since 2011. Mr. Lin is president and chief financial officer of Arche Investments, LLC, a real estate development firm specializing in developing condominiums and work-live detached condominium projects in Southern California. In addition, he is regional director of Harmony Bioscience Inc., a personal healthcare product company. Mr. Lin holds a B.S. in Economics from the University of California, Irvine. Our board considered Mr. Lin’s real estate background in determining that he should be a board member.

Ko-Yen Lin. Mr. Lin has served as a board member since the founding of the Bank in 2008. Mr. Lin is a real estate investor and manager of motels, office buildings, shopping centers and mobile home parks. Mr. Lin previously served as a Commissioner of Overseas Affairs for the Government of Taiwan. Mr. Lin also previously served as a director of General Bank from 1986 to 2003 and United National Bank from 1982 to 1985. From 2003 to 2007, Mr. Lin served as a senior advisory board member of Cathay Bank. Our board considered Mr. Lin’s real estate background and his prior experience as a bank director in determining that he should be a board member.

Paul Lin. Mr. Lin has served as a board member since 2012. Mr. Lin is the founder and chief executive officer of Drill Spot, LLC, an ecommerce company specializing in industrial and hardware supplies for contractors. Drill Spot has generated over $100 million since its inception in 2005. Due to the success of his startup, in 2010 Mr. Lin was named one of Inc. Magazine’s Top 10 Asian Entrepreneurs. Mr. Lin attended the University of Colorado in Boulder and studied Information Systems. In his spare time, Mr. Lin designs technology products and currently has three issued design patents. Our board considered Mr. Lin’s experience as the founder of a small business and his strong technology and security background in determining that he should be a member of our board.

Fui Ming (Catherine) Thian. Ms. Thian has served as a board member since 2010. Ms. Thian has been in the real estate management business for over 30 years and is responsible for operating and accounting for multiple apartment complexes and mobile home parks. Ms. Thian holds a B.S. in Commerce from Nanyang University. She is the sister of our chairman, Mr. Thian. Our board considered Ms. Thian’s experience in real estate management and preparing financial statements in determining that she should be a board member.

Executive Officers

The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
Yee Phong (Alan) Thian	64	President and chief executive officer of the company and bank
David R. Morris	57	Executive vice president and chief financial officer of the company and bank
Simon Pang	61	Executive vice president and chief strategy officer for the company and the bank
I-Ming (Vincent) Liu	61	Executive vice president and chief risk officer for the company and the bank
Jeffrey Yeh	55	Executive vice president and chief credit officer of the company and bank
Tsu Te Huang	66	Executive vice president and branch administrator for the bank
Larsen Lee	56	Executive vice president and director of mortgage lending

The business experience of each of our executive officers, other than Mr. Thian, is set forth below. Except for Mr. Thian, no executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our current directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

David R. Morris. Mr. Morris was appointed executive vice president and chief financial officer of the Bank in February 2010 and of the company in June 2010. Mr. Morris is responsible for the Bank’s finance, treasury, information technology and operations functions. He serves on our board’s asset/liability committee, information technology and security committee and community reinvestment act committee. Prior to joining the company, Mr. Morris was with MetroPacific Bank serving as its president and chief executive officer from August 2007 to June 2009, and as executive vice president and chief financial officer/chief operations officer from October 2006 to July 2007. From June 2003 to September 2006, Mr. Morris was executive vice president and chief financial officer/chief operations officer for San Diego Community Bank. Mr. Morris was vice president and controller of Community National Bank from 1999 to 2003. At City National Bank (formerly North American Trust Company), Mr. Morris served as vice president and manager of participant accounting in 1999; executive vice president, chief financial officer, risk management officer and director from 1997 to 1998, and executive vice president, chief operations officer and chief financial officer from 1991 to 1996. Mr. Morris started his career with First Interstate Bank, Ltd. in 1986 followed with being controller for Banker’s Trust Company of California, a subsidiary of Banker’s Trust Company. Mr. Morris holds a B.S. from University of Maryland and an M.B.A. from University of Southern California.

Simon Pang. Mr. Pang has served as an executive officer since the founding of the Bank in 2008. Mr. Pang joined our Bank as an executive vice president and head of commercial lending and was promoted to chief strategy officer in May 2012. Prior to joining the Bank in 2008, Mr. Pang spent eight years with United Commercial Bank as senior vice president and commercial and international banking manager. From 1997 to 2000, Mr. Pang was first vice president and team leader for Imperial Bank and from 1994 to 1997 he was vice president and trade finance manager at Tokai Bank of California. Prior to 1994, Mr. Pang was employed by Lippo Bank and Guaranty Bank as a senior loan officer. From 1981 through 1989, Mr. Pang worked in Asia as an international loan officer at Bank of America’s Singapore branch; as a corporate banking loan officer with Standard Chartered Bank; and as a manager at Singapore United Overseas Bank’s Xiamen branch. Mr. Pang holds a B.S. from California State University, Fresno.

I-Ming (Vincent) Liu. Mr. Liu has been an executive officer of the Bank since it began operations in 2008. He started at the Bank as executive vice president and branch administrator and was promoted to chief operations officer of the company and the Bank in February 2011, and to chief risk officer of the Company and the Bank in January 2013. Prior to joining the Bank, Mr. Liu spent over four years with United Commercial Bank as senior vice president and head of Southern California branch network. Prior to joining United Commercial Bank, Mr. Liu spent over 18 years with General Bank as a regional manager. Mr. Liu holds a B.A. from Feng-Chia University.

Jeffrey Yeh. Mr. Yeh has been an executive officer of the Bank since it began operations in 2008. He started at the Bank as a vice president and portfolio administration manager and was promoted to senior vice president and acting chief credit officer in January 2013, and to executive vice president and chief credit officer of the Company and the Bank in January 2014. Prior to joining the Bank, Mr. Yeh was a finance director and business control manager for Universal Science Industrial Co., Ltd. from 2001 through 2003, director and general manager of Overseas Chinese Finance, Ltd. from 1999 through 2001, and lending and investment manager for Bank of Overseas Chinese from 1995 through 1999. Mr. Yeh began his banking career at General Bank where he held various positions from 1989 through 1995. Mr. Yeh holds a B.A. from Soochow University and an M.B.A. from University of Missouri.

Tsu Te Huang. Mr. Huang joined our Bank in 2009 as a senior vice president and branch regional manager and was promoted to branch administrator in 2012 and to executive vice president in 2016. Mr. Huang previously served as a senior vice president and branch assistant regional manager for United Commercial Bank, Southern California from 2003 to 2009, and as senior vice president and branch regional manager for First Continental Bank from 2000 to 2003. Mr. Huang served as vice president and branch manager for First Continental Bank from 1994 to 2000. Mr. Huang holds a B.A. from Chinese Culture University.

Larsen Lee. Mr. Lee joined the Bank in April 2014 to start our residential mortgage unit. He started as a senior vice president and director of mortgage lending and in January 2016 he was promoted to executive vice president. Mr. Lee has accumulated 28 years of mortgage experience from retail operations to correspondent lending. He has expertise in all phases of the mortgage industry and has worked for large national banks such as Washington Mutual from 1995 to 2007 (account executive) and Bank of America from 2007 to 2010 (account executive). Mr. Lee created a wholesale department for Pacific City Bank from 2010 to 2014. Mr. Lee holds a B.S. from the University of Hawaii.

Corporate Governance Principles and Board Matters

Corporate Governance Guidelines. We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Our board of directors has adopted Corporate Governance Guidelines, which will become effective upon completion of this offering, that set forth the framework within which our board of directors, assisted by the committees of our board of directors, directs the affairs of our organization. The Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, committees of our board of directors and selection of new directors. Upon completion of this offering, our Corporate Governance Guidelines will be available on our website at www.royalbusinessbankusa.com under the “Investor Relations” tab.

Director Qualifications. We believe that our directors should have the highest professional and personal ethics and values. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, skill-sets, specific business background and global or international experience in the context of our needs and those of the board of directors.

Director Independence. We intend to list our common stock on The NASDAQ Global Select Market and, as a result, we will be required to comply with the rules of the NASDAQ Stock Market with respect to the independence of directors who serve on our board of directors and its committees. Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time following this offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Ms. Fui Ming Thian and Messrs. Yee Phong (Alan) Thian and Ko-Yen Lin, each of our current directors is an independent director, as defined under the applicable rules. The board determined that Mr. Thian does not qualify as an independent director because he is an executive officer of the Company. The board determined that Ms. Thian does not qualify as an independent director because of her family relationship with Mr. Thian. Mr. Lin does not qualify as an independent director as a result of certain business relationships that Mr. Lin has with Mr. Thian separate from the Company and the Bank.

Board Leadership Structure. The boards of directors of the Company and the Bank are comprised of the same individuals. Historically, our Company’s board of directors had four regular meetings, and our Bank’s board of directors had twelve regular meetings per year. Following the completion of this offering, both boards will have twelve regular meetings per year. All such meetings are led by our chairman of the board, Mr. Yee Phong (Alan) Thian, who is also our president and chief executive officer. As noted above, Mr. Thian has served in these positions since the Bank began operations in 2008. Mr. Thian’s primary duties are to lead our board of directors in establishing our overall vision and strategic plan and to lead our management in carrying out that plan. Our board of directors does not have a policy regarding the separation of the roles of chief executive officer and chairman of the board. Our board of directors endorses the view that one of its primary functions is to protect shareholders’ interests by providing independent oversight of management, including the chief executive officer. However, the board of directors does not believe that mandating a particular structure, such as designating an independent lead director or having a separate chairman of the board and chief executive officer, is necessary to achieve effective oversight. As a result, our board of directors has not designated an independent lead director nor has it designated a separate chairman of the board and chief executive officer. Nine of the board’s twelve directors have been determined by our board of directors to be independent under the listing standards of the NASDAQ Stock Market. All directors, including the chairman of the board, are bound by fiduciary obligations imposed by law, to serve the best interests of the shareholders. Accordingly, separating the offices of chairman of the board and chief executive officer would not serve to materially enhance or diminish the fiduciary duties of any director.

To further strengthen the oversight of the full board of directors, following completion of the offering, our independent directors expect to hold executive sessions at which only independent directors are present. The executive sessions will be scheduled in connection with regularly scheduled board meetings at least twice a year. The executive sessions will be presided over by an independent director selected by our board of directors. Peter Chang has been selected by our board of directors to initially serve in this role.

Code of Business Conduct and Ethics. Our board of directors has adopted a Code of Business Conduct and Ethics, to become effective upon the closing of this offering, that applies to all of our directors and employees. The code provides fundamental ethical principles to which these individuals are expected to adhere to and will operate as a tool to help our directors, officers and employees understand the high ethical standards required for employment by, or association with, our Company. Our Code of Business Conduct and Ethics, upon the completion of this offering, will be available on our website at www.royalbusinessbankusa.com under the “Investor Relations” tab. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by NASDAQ Stock Market rules.

Compensation Committee Interlocks and Insider Participation. Upon completion of this offering, none of the members of our Compensation, Nominating and Corporate Governance Committee will be or will have been one of our officers or employees. In addition, none of our executive officers serves or has served as a member of the compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation, Nominating and Corporate Governance Committee.

Risk management and oversight. Our board of directors oversees our risk management process, which is a company-wide approach to risk management that is carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks. While our full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risk within their particular area of concern. In particular, our Compensation, Nominating and Corporate Governance Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our Audit Committee is responsible for overseeing the management of risks associated with related party transactions. Our Directors Loan Committee is primarily responsible for credit and other risks arising in connection with our lending activities, which includes overseeing management committees that also address these risks. Our Asset/Liability Committee monitors our interest rate risk, with the goal of structuring our asset-liability composition to maximize net interest income while minimizing the adverse impact of changes in interest rates on net interest income and capital. Our board of directors monitors capital adequacy in relation to risk. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board of directors and its committees.

Committees of the Board

Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation, Nominating and Corporate Governance Committee, the Asset/Liability Committee, the Community Reinvestment Act Committee, the Director’s Loan Committee, and the Information Technology and Security Committee.

Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles and bylaws.

Audit Committee. Our audit committee currently consists of Chie-Min Christopher Koo (chairman), Wendell Chen, Pei-Chin (Peggy) Huang, Feng Lin and Paul Lin. Our board of directors has evaluated the independence of the members of our audit committee and has affirmatively determined that: (i) each of the members of our audit committee meets the definition of “independent director” under NASDAQ Stock Market rules; (ii) each of the members satisfies the additional independence standards under NASDAQ Stock Market rules and applicable SEC rules for audit committee service; and (iii) each of the members has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that Mr. Chie-Min Christopher Koo is financially sophisticated under the NASDAQ Stock Market rules and satisfies the requirements established by the SEC for qualification as an “audit committee financial expert.”

Our audit committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The current charter of the audit committee will be available on our website at www.royalbusinessbankusa.com under the “Investor Relations” tab upon completion of this offering. As described in its charter, our audit committee has responsibility for, among other things:

•	selecting and reviewing the performance of our independent auditors and approving, in advance, all engagements and fee arrangements;

•	reviewing the independence of our independent auditors;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors;

•	meeting with management, the internal auditors and the independent auditors to review the effectiveness of our system of internal control and internal audit procedures;

•	reviewing our earnings releases and reports filed with the SEC;

•	reviewing reports of bank regulatory agencies and monitoring management’s compliance with recommendations contained in those reports;

•	reviewing and approving or ratifying related party transactions; and

•	handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

Compensation, Nominating and Corporate Governance Committee. Our Compensation, Nominating and Corporate Governance Committee currently consists of Ruey Chyr Kao (chairman), Peter Chang, Chuang-I (Christopher) Lin, Feng Lin and Ko-Yen Lin. Our board of directors has evaluated the independence of the members of our Compensation, Nominating and Corporate Governance Committee and has affirmatively determined that Messrs. Kao, Chang, C. Lin and F. Lin are “independent” under NASDAQ Stock Market rules and also satisfy the additional independence standards under NASDAQ Stock Market rules for compensation committee service. As noted above under “—Director Independence,” our board of directors has determined that Mr. Ko-Yen Lin does not qualify as an independent director under NASDAQ Stock Market rules. We are relying on the phase-in schedule under NASDAQ Stock Market rules for companies listing on NASDAQ in connection with their initial public offering, which requires: (i) one member satisfy the independence requirements at the time of listing; (ii) a majority of the members satisfy the independence requirements within 90 days of listing; and (iii) all members satisfy the independence requirements within one year of listing.

Our Compensation, Nominating and Corporate Governance Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The current charter of the Compensation, Nominating and Corporate Governance Committee will be available on our website at www.royalbusinessbankusa.com under the “Investor Relations” tab upon completion of this offering.

The Compensation, Nominating and Corporate Governance Committee is responsible for discharging our board of directors’ responsibilities relating to (i) the compensation, both direct and indirect, to be paid to our directors, executive officers and other employees, and (ii) the corporate governance of our organization. Among other things, the Compensation, Nominating and Corporate Governance Committee has responsibility for:

•	reviewing, monitoring and approving our overall compensation structure, policies and programs (including benefit plans) and assessing whether the compensation structure establishes appropriate incentives for our executive officers and other employees and meets our corporate objectives;

•	determining the annual compensation of our chief executive officer;

•	determining the annual compensation of our board of directors;

•	overseeing the administration of our equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to our board of directors relating to these matters;

•	preparing the compensation committee report required by SEC rules to be included in our annual report;

•	recommending persons to be selected by our board of directors as nominees for election as directors or to fill any vacancies on our board of directors;

•	monitoring the functioning of our standing committees and recommending any changes, including the creation or elimination of any committee;

•	developing, reviewing and monitoring compliance with our corporate governance guidelines;

•	reviewing annually the composition of our board of directors as a whole and making recommendations; and

•	handling such other matters that are specifically delegated to the compensation, nominating and corporate governance committee by our board of directors from time to time.

Directors Loan Committee, or DLC. Our DLC currently consists of nine non-executive directors, Chie-Ming (Christopher) Koo, Chuang I (Christopher) Lin, Feng Lin, James Kao, Ruey Chyr Kao, Ko-Yen Lin, Pei-Chin (Peggy) Huang, Peter Chang and Wendell Chen, one executive director, Yee Phong (Alan) Thian, and one non-director, Jeffrey Yeh, our chief credit officer, who is a non-voting member. The DLC is responsible for overseeing the Bank’s credit and lending strategies and objectives as well as approving loans over the credit authority of executive officers.

Community Reinvestment Act Committee or CRA. Our CRA currently consists of five non-executive directors, Fui Ming (Catherine) Thian, Feng Lin, Peter Chang, Ko-Yen Lin and Wendell Chen, one executive-director, Yee Phong (Alan) Thian, and five non-directors, Tsu Te Huang, our branch administrator, Vincent Liu, our chief risk officer, David Morris, our chief financial officer, Simon Pang, our chief strategy officer, and Jeffrey Yeh, our chief credit officer. The CRA is responsible for monitoring the bank’s CRA compliance.

Information Technology and Security Committee or IT. Our IT currently consists of four non-executive directors, Chuang-I (Christopher) Lin, Paul Lin, Peter Chang and Wendell Chen, one executive-director, Yee Phong (Alan) Thian, and five non-directors, Tsu Te Huang, our branch administrator, Vincent Liu, our chief risk officer, David Morris, our chief financial officer, Simon Pang, our chief strategy officer, and Jeffrey Yeh, our chief credit officer. The IT is responsible for reviewing IT infrastructure, security, business continuity planning and vendor management.

Asset/Liability Committee or ALCO. Our ALCO currently consists of six non-executive directors, Fui Ming (Catherine) Thian, Feng Lin, Peter Chang, Ko-Yen Lin, Paul Lin and Wendell Chen, one executive-director, Yee Phong (Alan) Thian, and six non-directors, Tsu Te Huang, our branch administrator, Larsen Lee, our director of mortgage lending, Vincent Liu, our chief risk officer, David Morris, our chief financial officer, Simon Pang, our chief strategy officer, and Jeffrey Yeh, our chief credit officer. The ALCO has responsibility for, among other things, monitoring the maturities and overall mix of the Company’s and the Bank’s interest rate sensitive assets and liabilities.

EXECUTIVE COMPENSATION

Our named executive officers for 2016, which consist of our principal executive officer and the company’s two other most highly compensated executive officers, are:

•	Yee Phong (Alan) Thian, president and chief executive officer;

•	Larsen Lee, executive vice president and director of residential mortgage lending; and

•	Simon Pang, executive vice president and chief strategy officer.

Although we are not required to do so, we have also elected to provide information about the compensation of David R. Morris, executive vice president and chief financial officer, who is our principal financial officer. In this prospectus, Mr. Thian, Mr. Lee, Mr. Pang and Mr. Morris are collectively referred to as our “named executive officers.”

Summary Compensation Table

The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal years ended December 31, 2016 and 2015 for each of our named executive officers.

Name	Year	Salary	Bonus	Option Awards (1)		All Other Compensation (3)	Total
Alan Thian	2016	$498,300	$510,000	$182,500	(2)	$109,806	$1,300,606
Chief executive officer and president	2015	446,250	400,000	170,800	(2)	55,782	1,072,832

David Morris	2016	202,839	40,000	–		17,153	259,992
Executive vice president and chief financial officer	2015	176,714	35,000	–		5,604	217,318

Larsen Lee	2016	263,000	40,000	–		8,804	311,804
Executive vice president and director of mortgage lending	2015	240,000	30,000	–		–	270,000

Simon Pang	2016	203,000	35,000	–		26,727	264,727
Executive vice president and chief strategy officer	2015	180,000	25,000	–		18,664	223,664

(1)	The amounts set forth in the “Option Awards” column reflect the aggregate grant date fair value of option awards for the years ended December 31, 2016 and 2015 calculated in accordance with FASB ASC Topic 718. The fair market value of shares was determined by the board of directors. The assumptions used in calculating the option award amounts are set forth in Note 14 to our consolidated financial statements as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016.
(2)	Includes $69,000 and $67,500 for Mr. Thian’s service as a director during 2016 and 2015, respectively.
(3)	“All Other Compensation” for the named executive officers during fiscal 2016 is summarized below.

Name	Perquisites (i)	Company 401(k) Match (ii)	Board Director Fee (iii)	BOLI Income (iv)	Total “All Other Compensation”
Alan Thian	$24,720	$9,000	$69,000	$7,087	$109,806
David Morris	8,750	6,809	–	1,594	17,153
Larsen Lee	–	8,804	–	–	8,804
Simon Pang	19,066	5,410	–	2,251	26,727

(i)	Amount reflects use of a Company-owned vehicle.
(ii)	Amount reflects Company matching contribution under the 401(k) Plan.
(iii)	Amount reflects Mr. Alan Thian board director fees.
(iv)	Amount reflects BOLI reportable income.

General

We compensate our named executive officers through a combination of base salary, annual bonuses, equity awards, and other benefits including perquisites. Our Compensation, Nominating and Corporate Governance Committee believes the executive compensation packages that we provide to our executives, including the named executive officers, should include both cash and equity compensation that reward performance as measured against established corporate goals. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

Base Salary

The Compensation, Nominating and Corporate Governance Committee reviews and approves base salaries of our named executive officers and sets the compensation of our chief executive officer. In setting the base salary of each named executive officer, the committee relied on market data provided by our internal human resources department and survey data from industry resources. The Compensation, Nominating and Corporate Governance Committee also retains independent consultants as it deems appropriate. Salary levels are typically considered annually as part of our performance review process and upon a promotion or other change in job responsibility.

Bonus

All staff are eligible for a bonus and the named executive officers who have employment agreements may receive bonuses subject to the board’s sole discretion. The Bank pays bonuses of 6% of its pre-tax income; approximately 2.5% of pre-tax earnings are typically paid to the president and chief executive officer, approximately 1.25% of pre-tax earnings are distributed amongst the executive vice presidents and the remaining 2.25% of pre-tax earnings are distributed to the remaining staff. Annual bonuses are approved by the Compensation, Nominating and Corporate Governance Committee subject to the terms of the Company’s executive bonus policy.

Equity Awards

The equity awards reflected in the table above all relate to stock option awards issued pursuant to our 2010 Stock Option Plan, or 2010 Plan, which, as described more fully below, allows the Compensation, Nominating and Corporate Governance Committee to establish the terms and conditions of the awards, subject to the plan terms.

Benefits and Other Perquisites

The named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. We also provide our employees, including our named executive officers, with various retirement benefits. Our retirement plans are designed to assist our employees in planning for retirement and securing appropriate levels of income during retirement. The purpose of our retirement plans is to attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

Royal Business Bank 401(k) Profit Sharing Plan. The Royal Business Bank 401(k) Profit Sharing Plan, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees of the Bank and its subsidiaries. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Named executive officers, all of whom were eligible during 2016, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. We currently match employee contributions on the first 6% of employee compensation (50 cents for each $1). The Company match is contributed in the form of cash and is invested according to the employee’s current investment allocation. No discretionary profit sharing contribution was made to the 401(k) Plan for 2016 or 2015.

Bank Owned Life Insurance or BOLI Policies. In 2012, the Bank purchased single premium BOLI Policies for certain officers and directors of the Bank to provide additional life insurance benefits to the directors and officers and to use the income from the BOLI Policies to offset benefit expenses. Further, the Bank benefits from any future death benefits paid out under these BOLI Policies. The Bank entered into split dollar arrangements with all executive and senior officers and directors that were under the age of 70 to pay their beneficiaries a death benefit. The amount of the split dollar arrangement for executive officers was equal to five times the executive’s annual salary in 2012, three times the senior officer’s annual salary and $250,000 per director. In January 2017, the Bank purchased additional BOLI Policies to increase the benefit to the executive and senior officers to December 31, 2016 salary levels and to add new officers that have joined the Bank since 2012. The directors also received an additional $150,000 in benefit. If the officer or director retires or is terminated, the split dollar arrangement terminates except in the case of change in control of the Company. The quantitative elements of the split dollar arrangement for our named executive officers are provided in the “Summary Compensation Table” on page 154.

Health and Welfare Benefits. Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident, and disability coverage to all of our eligible employees. We do not provide the named executive officers with any health and welfare benefits that are not generally available to our other employees, except for Mr. Thian and Mr. Morris who are entitled to an annual medical examination.

Perquisites. We provide our named executive officers with certain perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation, Nominating and Corporate Governance Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2016 included the use of a Bank-owned or leased automobile.

Employment Agreements

We have entered into employment agreements with Messrs. Thian, Morris and Pang, which generally describe the position and duties of each of the named executive officers, provide for a specified term of employment, describe base salary, bonus opportunity and other benefits and perquisites to which each executive officer is entitled, if any, set forth the duties and obligations of each party in the event of a termination of employment prior to expiration of the employment term and provide us with a measure of protection by obligating the named executive officers to abide by the terms of restrictive covenants during the terms of their employment and thereafter for a specified period of time.

Mr. Thian. Our employment agreement with Mr. Thian, dated as of April 12, 2017, provides for a term of five years, with an automatic renewal for successive one-year periods unless either party provides written notice of nonrenewal three months prior to the extension date. The agreement provides for an annual salary of $696,000, discretionary bonus, reimbursement of automobile expenses, expense reimbursement and medical insurance coverage, salary continuation and other benefit plans. If Mr. Thian is terminated without cause or if he terminates his employment for good reason, as defined in the agreement, Mr. Thian would receive a severance payment in the amount of twelve (12) months of his then current salary plus the continuation of his medical, dental and other insurance coverage and an auto allowance for the lesser of twelve months or until he has found new employment. Following a change in control, if Mr. Thian’s employment is terminated, by us or our successor, without cause, or if Mr. Thian’s employment is materially adversely altered, then Mr. Thian will be entitled to receive from us or our successor severance in an amount equal to twelve (12) months of Mr. Thian’s then annual salary, plus the continuation of his medical, dental and other insurance coverage and an auto allowance for the lesser of twelve months or until he has found new employment. In connection with the consummation of this offering, Mr. Thian’s employment agreement also provides for an annual award of restricted stock for each year of the employment agreement’s five year term. The number of shares of common stock to be awarded will be pursuant to a formula based upon the number of shares sold by the Company in this offering and the Company’s resulting stock price. For additional information regarding this annual restricted stock award, see “—Equity Grants to Management in this Offering” on page 160.

Mr. Morris. Our employment agreement with Mr. Morris, dated as of April 12, 2017, provides for a term of three years, with an automatic renewal for successive one-year periods unless either party provides written notice of nonrenewal three months prior to the extension date. The agreement provides for an annual salary of $240,000, stock options, discretionary bonus, reimbursement of automobile expenses, expense reimbursement and medical insurance coverage, salary continuation and other benefit plans. If Mr. Morris is terminated without cause, Mr. Morris would receive a severance payment in the amount of twelve (12) months of his then current salary. Following a change of control, if Mr. Morris’ employment is terminated by us or our successor, without cause, or Mr. Morris’ employment is materially adversely altered, Mr. Morris would receive a severance payment in the amount of six months of his then current salary.

Mr. Pang. Our employment agreement with Mr. Pang, dated as of April 12, 2017, provides for a term of three years, with an automatic renewal for successive one-year periods unless either party provides written notice of nonrenewal three months prior to the extension date. The agreement currently provides for an annual salary of $240,000, stock options, discretionary bonus, reimbursement of automobile expenses, expense reimbursement and medical insurance coverage, salary continuation and other benefit plans. If Mr. Pang is terminated without cause, Mr. Pang would receive a severance payment in the amount of twelve months of his then current salary. Following a change of control, if Mr. Pang’s employment is terminated, by us or our successor, without cause, or Mr. Pang’s employment is materially adversely altered, Mr. Pang would receive a severance payment in the amount of six months of his then current salary.

RBB Bancorp 2017 Omnibus Stock Incentive Plan.

General. The 2017 Omnibus Stock Incentive Plan, or OSIP, was adopted by our board of directors on January 18, 2017 and will be submitted for approval by our shareholders at our annual meeting on May 23, 2017. The OSIP was designed to ensure continued availability of equity awards that will assist the Company in attracting and retaining competent managerial personnel and rewarding key employees, directors and other service providers for high levels of performance. Pursuant to the OSIP, the board of directors is allowed to grant awards to eligible persons in the form of qualified and non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights and other incentive awards. Up to 3,848,341 shares of common stock are available for issuance under the OSIP. As of March 31, 2017, there were 1,353,207 shares available for issuance under the OSIP. Awards vest, become exercisable and contain such other terms and conditions as determined by the board of directors and set forth in individual agreements with the employees receiving the awards. The OSIP enables the board of directors to set specific performance criteria that must be met before an award vests. The OSIP allows for acceleration of vesting and exercise privileges of grants if a participant’s termination of employment is due to a change in control, death or total disability. If a participant’s job is terminated for cause, then all unvested awards expire at the date of termination.

Eligibility. All employees and directors of, and consultants of, the Company and its subsidiaries are eligible to become participants in the OSIP, except that non-employees may not be granted incentive stock options. The board of directors will determine the specific individuals who will be granted awards under the OSIP and the type and amount of any such awards.

Options. The board of directors may grant incentive stock options and non-qualified stock options to purchase stock at an exercise price determined under the award. Each stock option must be granted pursuant to an award agreement setting forth the terms and conditions of the individual award. Awards of stock options may expire no later than 10 years from the date of grant.

The exercise price of an option generally may not be less than the fair market value of Company common stock on the date the option is granted. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to the Company as consideration for the grant of a replacement option with a lower exercise price, except as approved by the Company’s shareholders, or as adjusted for corporate transactions described above.

Options awarded under the OSIP will be exercisable in accordance with the terms established by the board of directors. Any incentive stock option granted under OSIP that does not qualify as an incentive stock option will be deemed to be a non-qualified stock option and the board of directors may unilaterally modify any incentive stock option to disqualify it as an incentive stock option. The full purchase price of each share of stock purchased upon the exercise of any option must be paid at the time of exercise of an option. Except as otherwise determined by the board of directors, the purchase price of an option may be paid in cash, by personal, certified or cashiers’ check, in shares of Company common stock (valued at fair market value as of the day of exercise), by restricted shares, by a cashless exercise providing for deferred payment of the purchase price or by other property deemed acceptable or a combination thereof.

Stock Appreciation Rights. Stock appreciation rights entitle the participant to receive cash and/or stock equal in value to, or based on the value of, the amount by which the fair market value of a specified number of shares on the exercise date exceeds a base price established by the board of directors. The base price for a stock appreciation right generally may not be less than the fair market value of the stock on the date the stock appreciation right is granted. Stock appreciation rights will be exercisable in accordance with the terms established by the board of directors.

Stock Awards. A stock award is a grant of shares of Company common stock or a right to receive shares of Company common stock (or an equivalent amount of cash or a combination of both) in the future. Such awards may include, but are not limited to, bonus shares, stock units, performance shares, performance units, restricted stock, deferred shares or restricted stock units or any other equity-based award as determined by the board of directors.

The specific conditions, including the performance measures, performance objectives or period of service requirements that may apply to stock awards are set by the board of directors in its discretion.

Forfeiture. Unless specifically provided to the contrary in an award agreement, upon notification of termination of employment for cause, in the case of employees, and termination of service for cause, in the case of non-employee directors or other service providers, any outstanding award held by such employee, non-employee director or service provider will terminate immediately, the award will be forfeited and the participant will have no further rights thereunder.

Section 162(m) of the Internal Revenue Code. Under Section 162(m) of the Internal Revenue Code, or Revenue Code, the deduction for a publicly held corporation for otherwise deductible compensation to a “covered employee” (the chief executive officer and the next three most highly compensated executive officers (other than the chief financial officer)) is limited to $1 million per year. However, in the case of a corporation that becomes a publicly held corporation in connection with an initial public offering, the $1 million per year deduction limit does not apply during a limited “transition period” to any remuneration paid pursuant to a compensation plan that existed during the period in which the corporation was not publicly held, if the prospectus accompanying the initial public offering disclosed information concerning those plans that satisfied all applicable securities laws then in effect.

The Company intends to rely on the transition relief described in the immediately preceding paragraph in connection with awards under the OSIP until the earliest of the four following events: (i) the expiration of the OSIP; (ii) the material modification of the OSIP; (iii) the issuance of all stock and other compensation that has been allocated under the OSIP; or (iv) the first meeting of the Company’s shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of the Company’s common stock occurs.

Change in Control. Unless otherwise provided in an award agreement, upon the occurrence of a change in control of the Company (as defined in the OSIP or the individual award agreements), all outstanding stock options and stock appreciation rights held by a participant will become fully exercisable and all stock awards or cash incentive awards held by a participant will become fully earned and vested. In the event an award constitutes “deferred compensation” for purposes of Section 409A of the Revenue Code, and the settlement or distribution of benefits under such award are triggered by a change in control, such settlement or distribution will be subject to the change in control also constituting a “change in control event” under Section 409A of the Revenue Code.

Amendment and Termination. The OSIP will remain in effect as long as any awards under it are outstanding; provided, however, that no awards may be granted after the 10-year anniversary of the date upon which it is approved by the stockholders of the Company. The Company generally reserves the right to amend or terminate the OSIP at any time, except that the OSIP may not be amended without the approval of the Company’s shareholders to permit:

•	a material increase in the benefits available to participants under the OSIP;

•	an increase of the 3,848,341 shares of stock that may be issued under the OSIP, the 3,070,923 shares that may be issued as incentive stock options, or a maximum calendar year award of 125,000 shares; or

•	a material modification of the requirements for participation;

provided, however, that the OSIP may be amended at any time to conform to any present or future law, including but not limited to amendments to the OSIP or outstanding awards in order to comply with, or to avoid the application of, Section 409A of the Revenue Code, and related regulations promulgated thereunder.

U.S. Federal Income Tax Treatment. Under present U.S. federal income tax laws, awards granted under the OSIP generally should have the following tax consequences:

Non-Qualified Stock Options. The grant of a non-qualified option generally will not result in taxable income to the participant. The participant generally will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Incentive Stock Options. The grant of an incentive stock option generally will not result in taxable income to the participant. The exercise of an incentive stock option generally will not result in taxable income to the participant provided that the participant was (without a break in service) an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is “disabled,” as that term is defined in the Revenue Code).

The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price generally will be an adjustment that is included in the calculation of the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant’s alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price generally will be taxed to the participant as capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant generally will realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price and the Company generally will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount generally will be capital gain. If the amount realized is less than the exercise price, the participant generally will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

Stock Appreciation Rights. The grant of a stock appreciation right generally will not result in taxable income to the participant. Upon exercise of a stock appreciation right, the fair market value of shares received generally will be taxable to the participant as ordinary income and the Company will be entitled to a corresponding deduction. Gains and losses realized by the participant upon disposition of any such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Stock Awards. A participant who has been granted a stock award generally will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a “substantial risk of forfeiture” for U.S. federal income tax purposes and the participant has not filed a Revenue Code Section 83(b) election to be taxed at the time of grant. Upon the later of delivery or vesting of shares subject to an award (or the filing of a Revenue Code Section 83(b) election), the participant generally will realize ordinary income in an amount equal to the then fair market value of those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting (or the filing of a Revenue Code Section 83(b) election). Dividends paid to the participant during the restriction period, if so provided, generally will also be compensation income to the participant and the Company will be entitled to a corresponding deduction. In the case of stock awards settled in cash, the participant generally will realize taxable income at the time the cash is distributed and the Company will be entitled to a corresponding deduction.

Cash Incentive Awards. A participant generally will realize taxable income at the time the cash incentive award is distributed and the Company will be entitled to a corresponding deduction.

Withholding of Taxes. All distributions under the OSIP are subject to withholding of all applicable taxes and the board of directors may condition the delivery of any shares or other benefits under the OSIP on satisfaction of the applicable withholding obligations. Except as otherwise provided by the board of directors, such withholding obligations generally may be satisfied through cash payment by the participant, through the surrender of shares of Company stock that the participant already owns or through the surrender of shares of Company stock to which the participant is otherwise entitled under the OSIP.

Equity Grants to Management in this Offering

In connection with the consummation of this offering, we will grant Mr. Thian an annual equity award on the anniversary of the completion of this offering for each year of his employment agreement’s five year term. These equity awards will be made pursuant to the OSIP and will be in the form of restricted shares of common stock. The restricted shares of common stock will vest over a three-year period from the grant date, unless forfeited. The number of shares of common stock to be awarded will be pursuant to a formula based upon 5% of the number of shares sold by the Company in this offering, multiplied by the average closing price per share of our common stock, as reported on the NASDAQ Stock Market, for the 120 trading days ending on and including the anniversary of the completion of this offering, or the annual average share price, minus the higher of the offering price per share or the annual average share price, divided by the annual average share price. For example, if the Company sells 2,100,000 shares of common stock in this offering for $25.00 per share and the average annual share price is $30.00, then Mr. Thian will receive an award of 17,500 restricted shares on the first anniversary of this offering.

RBB Bancorp 2010 Stock Option Plan

Under the 2010 Plan, the Company was permitted to grant awards to eligible persons in the form of qualified and non-qualified stock options. The Company reserved up to 30% of the issued and outstanding shares of common stock as of the date the Company adopted the 2010 Plan or 3,494,478 shares, for issuance under the 2010 Plan. After approval of the OSIP at our annual meeting on May 23, 2017, no additional grants will be made under the 2010 Plan. The 2010 Plan will terminate and the number of shares of our common stock that remain available for award grants under the 2010 Plan immediately prior to our annual meeting will become available for award grants under the OSIP. Awards that were granted under the 2010 Plan will remain exercisable pursuant to the terms and conditions set forth in individual award agreements, but such awards will be assumed and administered under the OSIP. The 2010 Plan award agreements allow for acceleration of exercise privileges of grants upon occurrence of a change in control of the Company. If a participant’s job is terminated for cause, then all unvested awards expire at the date of termination.

Outstanding Equity Awards at Fiscal Year End

The following table provides information for each of our named executive officers regarding outstanding stock options held by the officers as of December 31, 2016. Market values are presented as of the end of 2016 (based on the assumed per share fair market value of our common stock of $20.76 on December 31, 2016) for outstanding stock awards, which include 2016 grants and prior-year grants.

Outstanding Equity Awards at Fiscal Year End

	Option Awards
	Number of Securities Underlying Unexercised Options (1)
Name	Exercisable (#)	Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Alan Thian	382,010	–	9.29	11/04/18
	10,763	–	9.29	11/18/18
	10,763	–	9.29	01/02/19
	10,763	–	9.29	05/18/21
	10,763	–	11.15	05/16/22
	242,156	–	11.15	01/01/23
	10,763	–	11.15	05/15/23
	6,833	3,417	13.21	05/21/24
	3,334	6,666	17.08	05/20/25
	–	10,000	18.25	05/17/26

David Morris	32,288	–	9.29	02/01/20
	9,686	–	9.29	01/01/22
	53,813	–	11.15	01/01/23

Larsen Lee	6,458	3,228	13.21	03/17/24
	–	15,000	18.25	01/01/26

Simon Pang	104,906	–	9.29	11/04/18
	5,381	–	9.29	11/18/18
	121,078	–	11.15	01/01/23

(1)	All awards in this column that remain subject to vesting, vest in 33.33% increments on the first, second and third anniversary of the date of grant. These equity awards are accelerated and vest in full upon a change in control of the Company.

Director Compensation

The following table sets forth compensation paid or awarded to, or earned by, each of our directors (except for Alan Thian, whose compensation is disclosed under “—Summary Compensation Table”) during 2016.

Name	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation (2)	Total
Peter Chang	$79,800	$56,747	–	$136,547
Wendell Chen	84,300	56,747	$145	141,192
Pei-Chin (Peggy) Huang	70,700	56,747	476	127,923
James W. Kao	77,400	34,111	–	111,511
Ruey Chyr Kao	75,100	56,747	–	131,847
Chie-Min Christopher Koo	75,300	56,747	516	132,563
Christopher Lin	79,600	56,747	–	136,347
Feng (Richard) Lin	78,300	56,747	104	135,151
Ko-Yen Lin	78,600	56,747	2,814	138,161
Paul Lin	81,600	56,747	108	138,455
Fui Ming (Catherine) Thian	78,000	56,747	1,518	136,265

(1)	The amounts set forth in the “Option Awards” column reflect the aggregate grant date fair value of option awards for the year ended December 31, 2016 calculated in accordance with FASB ASC Topic 718. The fair market value of shares was determined by the board of directors. The assumptions used in calculating the option award amounts are set forth in Note 14 to our consolidated financial statements as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016.
(2)	All Other Compensation reflects BOLI insurance benefits.

During 2016, each of our directors received an annual cash retainer of $50,000 and was awarded options to purchase 10,000 shares of the Company’s common stock at an exercise price of $18.25 per share, for their service as a member of the boards of directors of the Company and the Bank. The options were issued pursuant to the 2010 Plan and vest in equal thirds over three years on each anniversary of the date of grant, subject to earlier vesting on termination of service in certain circumstances.

As compensation for attending the Bank’s board meetings, each director received $1,500 per meeting attended in person and $750 per meeting attended by telephone. Each non-employee director also received $300 per board committee meeting attended. In addition, the chairs of the Audit Committee, ALCO, Information Technology Committee, CRA Committee, Compensation, Nominating and Corporate Governance Committee and Directors Loan Committee received an additional fee of $200 per meeting attended.

In 2017, the annual cash retainer fee was increased to $70,000 per director.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Related Party Transactions

We have adopted written policies to comply with regulatory requirements and restrictions applicable to us, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders).

In addition, our board of directors has adopted a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the NASDAQ Stock Market concerning related party transactions. A related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships in which the amount involved exceeds $120,000, in which we or the Bank participates (whether or not we or the Bank is a direct party to the transaction), and in which our or any of the Bank’s directors, nominees to become a director, executive officers or employees or any of his or her immediate family members or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest has a direct or indirect material interest; or in which any person who is the beneficial owner of more than 5% of our voting securities or a member of the immediate family of such person has a direct or indirect material interest.

Our related party transaction policy is administered by our Audit Committee. This policy requires the Audit Committee to ensure that we maintain an ongoing review process for all related party transactions for potential conflicts of interest and requires that our Audit Committee pre-approve any such transactions or, if for any reason pre-approval is not obtained, to review, ratify and approve or cause the termination of such transactions. Our Audit Committee evaluates each related party transaction for the purpose of determining whether the transaction is fair, reasonable and permitted to occur under our policy, and should be pre-approved or ratified. Relevant factors considered relating to any approval or ratification include the benefits of the transaction to us, the terms of the transaction and whether the transaction will be or was on an arm’s-length basis and in the ordinary course of our business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. At least quarterly, management will provide our Audit Committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by our policy concerning related party transactions, will be subject to termination by us or the Bank, if so directed by our Audit Committee or our board, taking into account factors as deemed appropriate and relevant.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with us in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Any loans we originate with officers, directors and principal shareholders, as well as their immediate family members and affiliates, are approved by our board of directors in accordance with the bank regulatory requirements.

As of March 31, 2017, our officers and directors as well as their immediate families and affiliated companies, taken as a group, were indebted directly and indirectly to us in the amount of $1.3 million, while deposits from this group totaled $36.9 million as of such date. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Related Party Transactions

Other than the compensation arrangements with directors and executive officers described in “Executive Compensation” and the ordinary banking relationships described above, none of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest, in any transactions since January 1, 2016, to which we have been a party in which the amount involved exceeded or will exceed $120,000.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of March 31, 2017, and as adjusted to reflect the completion of this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling shareholder.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options that are currently exercisable or will become exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

The percentage of beneficial ownership is based on 12,827,803 shares of our common stock outstanding as of March 31, 2017 and 14,935,559 shares to be outstanding after the completion of this offering (or 15,385,559 shares if the underwriters exercise their purchase option in full), in each case including stock options vested under our 2010 Plan. The table does not reflect any shares of common stock that may be purchased in this offering.

Other than certain of our directors, no shareholders are known to us to beneficially own more than 5% of our outstanding common stock. The address for each shareholder listed in the table below is: RBB Bancorp, 660 S. Figueroa Street, Suite 1888, Los Angeles, California 90017.

				Share Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Shares Offered Number	Number	If Option Not Exercised	If Option Exercised in Full
Name	Number	%			%	%
Directors and named executive officers:

Yee Phong (Alan) Thian (1)	1,129,808	8.4%	100,000	1,029,808	6.6%	6.4%
Peter M. Chang (2)	475,717	3.7	75,000	400,717	2.7	2.6
Wendell Chen (3)	109,221	*	–	109,221	*	*
Pei-Chin (Peggy) Huang (4)	344,204	2.7	–	344,204	2.3	2.2
James W. Kao (5)	601,939	4.7	85,000	516,939	3.5	3.4
Ruey Chyr Kao (6)	724,120	5.6	85,000	639,120	4.3	4.1
Chie-Min Christopher Koo (7)	75,141	*	–	75,141	*	*
Larsen Lee (8)	14,686	*	–	14,686	*	*
Christopher Lin (9)	52,539	*	–	52,539	*	*
Feng (Richard) Lin (10)	579,901	4.5	55,000	524,901	3.5	3.4
Ko-Yen Lin (11)	202,354	1.6	55,000	147,354	*	*
Paul Lin (12)	41,776	*	–	41,776	*	*
David Morris (13)	96,863	*	–	96,863	*	*
Simon Pang (14)	256,119	2.0	–	256,119	1.7	1.6
Catherine Thian (15)	118,190	*	–	118,190	*	*
Directors & officers as a group (15 in number) (16)	4,822,578	33.3	455,000	4,367,578	26.3	25.6

Other selling shareholders:

Ellen Chang	257,094	2.0	50,000	207,094	1.4	1.3
Yu-Li Chang	304,067	2.4	50,000	254,067	1.7	1.7
Vic Chen and Lois Chen Family Trust (17)	548,888	4.3	70,000	478,888	3.2	3.1
Eastern Union, Inc.	177,581	1.4	50,000	127,581	*	*
Su Ming Chiing & Huang, Pei Chuan	86,100	*	86,100	–	*	*
Man-Yan Jang	16,144	*	16,144	–	*	*
Mei Hsiu Lin	430,500	3.4	85,000	345,500	2.3	2.2
Linda Lin & Jian Li	322,875	2.5	30,000	292,875	2.0	1.9
Total other selling shareholders	2,143,249	16.7	437,244	1,706,005	11.4	11.1

* Indicates one percent or less

(1)	Consists of 1,076 shares held by Mr. Thian individually, 107,625 shares held by Mr. Thian’s spouse, Fen Fen Thian, and 698,231 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017, and 322,875 shares held by United Overseas Investment Inc. The number of shares reported excludes 177,581 shares held by Eastern Union Inc., a corporation that is partially owned by Mr. Thian with his brother, brother-in-law and sister, Fui Ming (Catherine) Thian, as to which Mr. Thian disclaims beneficial ownership.
(2)	Consists of 401,562 shares held by Mr. Chang individually and 74,065 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(3)	Consists of 56,682 shares held jointly by Wendell Chen and his wife, Josephine Chen, and 52,539 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017. The number of shares reported excludes 538,125 shares that are held by the Chen Family Trust, as to which Mr. Chen disclaims beneficial ownership except to the extent of his pecuniary interest, if any, therein.
(4)	Consists of 270,139 shares held by Ms. Huang and Pei-Cheng Huang, Ms. Huang’s husband, as co-trustees of the Huang Family Trust, and 74,065 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(5)	Consists of 269,063 held jointly by Mr. Kao and his daughter, Christina Kao, 161,438 held jointly by James Kao and Patricia Kao, Mr. Kao’s daughter, 161,438 shares held jointly by Mr. Kao and Timothy Kao, Mr. Kao’s son, and 10,000 shares that are subject to options awarded to Mr. Kao that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(6)	Consists of 648,979 shares held jointly by Mr. Kao and his wife, Je Tsu Kao, 1,076 shares held by Mr. Kao individually, and 74,065 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(7)	Consists of 10,763 shares held jointly by Mr. Koo and his wife, Paulina Wang-Koo, 1,076 shares held by Mr. Koo individually, and 63,302 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(8)	Consists of 14,686 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(9)	Consists of 52,539 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.

(10)	Consists of 538,125 shares held jointly by Mr. Lin and his wife, Joyce Lin, and 41,776 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(11)	Consists of 128,289 shares held by Mr. Lin individually and 74,065 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(12)	Consist of 41,776 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017. The number of shares reported excludes 136,253 shares that are held by the Paul Pao-Yan Lin Irrevocable Trust, as to which Mr. Lin disclaims beneficial ownership except to the extent of his pecuniary interest, if any, therein.
(13)	Consists of 1,076 shares held by MSSB Custodian for David R. Morris, IRA and 95,787 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(14)	Consists of 16,144 shares held jointly by Mr. Pang and his wife, Theresa S Pang, 8,610 shares held by Equity Trust Company as custodian for Simon Pang IRA, and 231,365 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(15)	Consists of 65,651 shares held jointly by Ms. Thian and her husband, Lawrence S K Law, and 52,539 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017. The number of shares reported excludes 322,875 shares held by United Overseas Investment Inc. and Eastern Union Inc., corporations that are partially owned by Ms. Thian with her two brothers and brother-in-law, as to which Ms. Thian disclaims beneficial ownership.
(16)	Includes 1,650,800 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(17)	Consists of 538,125 shares held by Vic Chen and Lois Chen Family Trust and 10,763 shares that are subject to options awarded to Vic Chen that are currently exercisable or are exercisable within 60 days of March 31, 2017.

PRINCIPAL FAMILY SHAREHOLDERS

We also determined beneficial ownership in accordance with Federal Reserve guidance which considers extended family members to be acting in concert even though the holdings of such families would not be reported as a “group” under SEC guidelines. The Thian (including Ko-Yen Lin), Chang and Kao families are considered controlling entities by the Federal Reserve. There are no formal written shareholder or voting agreements nor any informal arrangement or understanding among any of the family members with respect to their holdings of our common stock. The following table indicates the beneficial ownership of each controlling family, as well as the beneficial ownership of certain other directors’ families, and each footnote indicates the family or business relationship included.

		Shares Beneficially Owned Prior to the Offering				Shares Offered	Shares Beneficially Owned After the Offering
	Related Director(s)/ Executive Officer	Related Director(s)/ Executive Officer	Family Holdings (1)	Total Holdings			Number	If Option Not Exercised	If Option Exercised in Full
Name		Number	Number	Number	%	Number		%	%
Chang family (2)	Peter M. Chang	475,717	1,147,305	1,623,022	12.6%	191,144	1,431,878	9.5%	9.3%
Kao family (3)	James W. Kao, Ruey Chyr Kao	1,326,059	780,281	2,106,340	16.3	170,000	1,936,340	12.9	12.5
Thian family (4)	Yee Phong (Alan) Thian, Catherine Thian, Ko-Yen Lin	1,450,352	749,427	2,199,779	16.1	205,000	1,994,779	12.7	12.3
Chen family (5)	Wendell Chen	109,221	593,731	702,952	5.5	70,000	632,952	4.2	4.1
F. Lin family (6)	Feng (Richard) Lin	579,901	645,750	1,225,651	9.5	85,000	1,140,651	7.6	7.4
P. Lin family (7)	Paul Lin	41,776	837,199	878,975	6.8	85,000	793,975	5.3	5.1
Huang family (8)	Pei-Chin Huang	344,204	172,200	516,404	4.0	–	516,404	3.4	3.3
Koo family (9)	Chie-Min Christopher Koo	75,141	–	75,141	*	–	75,141	*	*
C. Lin family (10)	Christopher Lin	52,539	69,889	122,428	*	–	122,428	*	*

Total		4,454,910	4,995,783	9,450,693	66.8	806,144	8,644,549	53.1	51.7

(1)	Family member holdings exclude those shares held by the related director(s) and/or executive officer of the Company.
(2)	The number of shares reported consists of (i) 401,562 shares held by Peter M. Chang individually, (ii) 74,065 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017, (iii) 257,094 shares held by Ellen Y. Chang, Peter Chang’s sister, (iv) 304,067 shares held by Yu-Li Chang, Peter Chang’s aunt, and (v) 570,000 shares held jointly by Louis C. Chang and Su Cheng C. Chang, Mr. Chang’s mother and father.
(3)	The number of shares reported consists of (i) 648,979 shares held jointly by Ruey Chyr Kao and his wife, Je Tsu Kao, (ii) 1,076 shares held by Ruey Chry Kao individually, (iii) 74,065 shares that are subject to options awarded to Ruey Chyr Kao that are currently exercisable or are exercisable within 60 days of March 31, 2017; (iv) 269,063 held jointly by James Kao and his daughter, Christina Kao, (v) 161,438 held jointly by James Kao and Patricia Kao, Mr. Kao’s daughter, (vi) 161,438 shares held jointly by James Kao and Timothy Kao, Mr. Kao’s son, (vii) 10,000 shares that are subject to options awarded to James Kao that are currently exercisable or are exercisable within 60 days of March 31, 2017; (viii) 430,500 shares held jointly by Min-Hwan and Yu-Fan, the brother and sister in-law of Ruey Chry and James Kao; and (ix) 215,250 shares held jointly by Daniel Jay Kao and Linda Lee Kao, the son and daughter in-law of Ruey Chry and James Kao.
(4)	The number of shares reported consists of (i) 1,076 shares held by Alan Thian individually, (ii) 107,625 shares held by Mr. Thian’s wife, Fen Fen Thian, (iii) 698,231 shares that are subject to options awarded to Mr. Thian that are currently exercisable or are exercisable within 60 days of March 31, 2017; (iv) 65,651 shares held jointly by Lawrence S K Law and Catherine Thian, (v) 52,539 shares that are subject to options awarded to Ms. Thian that are currently exercisable or are exercisable within 60 days of March 31, 2017; (vi) 128,289 shares held by Ko-Yen Lin, (vii) 74,065 shares that are subject to options awarded to Mr. Lin that are currently exercisable or are exercisable within 60 days of March 31, 2017, (viii) 193,726 shares held by Min Yang Thian, the nephew of Alan Thian and Catherine Thian, (ix) 132,729 shares held by Gim Tie Keng Trust, the survivor trust under the Kheng Family Trust, (x) 322,875 shares held by United Overseas Investment Inc, and (xi) 177,581 shares held by Eastern Union Inc.
(5)	The number of shares reported consists of (i) 56,682 shares held jointly by Wendell Chen and his wife, Josephine Chen, (ii) 52,539 shares that are subject to options awarded to Mr. Chen that are currently exercisable or are exercisable within 60 days of March 31, 2017, (iii) 538,125 shares that are held by the Chen Family Trust, (iv) 10,763 shares that are subject to options awarded to Mr. Chen’s father that are currently exercisable or are exercisable within 60 days of March 31, 2017, and (v) 44,843 shares held by Mr. Chen’s brother.
(6)

The number of shares reported consists of (i) 538,125 shares held jointly by Mr. Feng Lin and his wife, Joyce Lin, (ii) 41,776 shares that are subject to options awarded to Mr. Lin that are currently exercisable or are exercisable within 60 days of March 31, 2017, (iii) 322,875 shares held jointly by Mr. Lin’s sister, Linda Lin, and her husband, Jian Li, (iv) 205,000 shares held by Mr. Lin’s brother, and (v) 107,625 shares held by Mr. Lin’s sister.
(7)	The number of shares reported consist of (i) 204,488 held in the Hsin Lee Lin and Ling-Huei Lin Irrevocable Trust, (ii) 10,763 shares that are subject to options awarded to Hsin Lee Lin that are currently exercisable or are exercisable within 60 days of March 31, 2017, (iii) 136,253 shares held in the Paul Pao-Yen Lin Irrevocable Trust, (iv) 55,195 shares held in the Lin Family Trust, (v) 430,500 shares held by Mr. Lin’s aunt, and (vi) 41,776 shares that are subject to options awarded to Paul Lin that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(8)	The number of shares reported consists of (i) 270,139 shares held by Ms. Huang and Pei-Cheng Huang, Ms. Huang’s husband, as co-trustees of the Huang Family Trust, (ii) 74,065 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017; (iii) 86,100 shares held by Jerry Jade Huang, Ms. Huang’s son, and (iv) 86,100 shares held by Patrick Huang, Ms. Huang’s son.
(9)	The number of shares reported consists of (i) 10,763 shares held jointly by Mr. Koo and his wife, Paulina Wang-Koo, (ii) 1,076 shares held by Mr. Koo individually, and (iii) 63,302 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017.
(10)	The number of shares reported consists of (i) 52,539 shares that are subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2017; (ii) 54,889 shares held by the Christopher Yale Lin and Katherine Chi Revocable Trust, and (iii) 15,000 shares held by the Timothy and Christopher Lin Irrevocable Trust.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material rights of our capital stock and related provisions of our articles of incorporation, or articles, and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

Our articles authorize the issuance of up to 100,000,000 shares of common stock, no par value per share, and up to 100,000,000 shares of preferred stock. At March 31, 2017, we had issued and outstanding 12,827,803 shares of our common stock, and no shares of preferred stock. We have reserved an additional 3,848,341 shares for issuance upon the exercise of outstanding stock options, restricted stock and other awards that remain available for issuance under our 2017 Omnibus Stock Incentive Plan.

Common Stock

Governing Documents. Holders of shares of our common stock have the rights set forth in our articles, our bylaws and California law.

Dividends and Distributions. The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under California law and any preferential rights of holders of our then outstanding preferred stock.

Ranking. Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all other securities and indebtedness of the Company.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

Conversion Rights. Our common stock is not convertible into any other shares of our capital stock.

Preemptive Rights. Holders of our common stock do not have any preemptive rights.

Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. The holders of our common stock are entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.

Redemption. We have no obligation or right to redeem our common stock.

Stock Exchange Listing. We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “RBB.”

Preferred Stock

Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire us; or

•	facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and California Law

California law and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Authorized But Unissued Capital Stock. We have 87,172,197 shares of authorized but unissued shares of common stock, and we have reserved an additional 3,848,341 shares of common stock for issuance upon the exercise of outstanding stock options, resulting in 83,323,856 shares of common stock that may be issued by our board of directors. We also have 100,000,000 shares of authorized but unissued shares of preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Limitation on Right to Call a Special Meeting of Shareholders. Our bylaws provide that special meetings of shareholders may only be called by our board or our president or by the holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.

Advance Notice Provisions. Additionally, our bylaws provide that nominations for directors must be made in accordance with the provisions of our bylaws, which generally require, among other things, that such nominations be provided in writing to our corporate secretary, not less than 21 days prior to the meeting or 7 days after the date of mailing of the notice of meeting to shareholders, and that the notice to our corporate secretary contain certain information about the shareholder and the director nominee.

Filling of Board Vacancies; Removals. Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, or if the number of directors then in office is less than a quorum, by (i) unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (iii) a sole remaining director. However, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.

New or Amendment of the Bylaws. New bylaws may be adopted or the bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Our bylaws also provide that except for changing the range of directors which is currently set at 7 to 13, our bylaws may be altered, amended or repealed by our board without prior notice to or approval by our shareholders. Accordingly, our board could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Voting Provisions. Our articles do not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least a majority of the voting power of all outstanding capital stock entitled to vote thereon.

Elimination of Liability and Indemnification. Our and the Bank’s articles of incorporation provide that a director of the Company or the Bank will not incur any personal liability to us, the Bank or our shareholders for monetary damages for certain breaches of fiduciary duty as a director. A director’s liability, however, is not eliminated with respect to (i) any breach of the duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) paying a dividend or approving a stock repurchase which is illegal under certain provisions of state law, or, (iv) any transaction from which the director derived an improper personal benefit. Our and the Bank’s articles of incorporation and bylaws also provide, among other things, for the indemnification of our or the Bank’s directors, officers and agents, and authorize our and/or the Bank’s board of directors to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by the individual while acting for us and/or the Bank within the scope of his or her employment (subject to certain limitations). It is the policy of our and the Bank’s board of directors that our and the Bank’s directors, officers and agents shall be indemnified to the maximum extent permitted under applicable law and our and the Bank’s articles of incorporation and bylaws, and we have obtained director and officer liability insurance covering all of our and the Bank’s officers and directors.

Transfer Agent. The Company’s transfer agent is Issuer Direct, 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560, (919) 481-4000.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 14,935,559 shares of common stock outstanding. Of these shares, 8,592,995 shares of our common stock (or 9,042,995 shares if the underwriters exercise their purchase option in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below, 6,342,564 of these shares will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to volume and other offering limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 149,356 shares immediately after this offering (or approximately 153,856 shares if the underwriters exercise their purchase option in full); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Lock-up Agreements

We, the selling shareholders and each of our directors and executive officers have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Sandler O’Neill+Partners, L.P. on behalf of the underwriters. See “Underwriting.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on the provisions of the Revenue Code, Treasury regulations and judicial and administrative authority as of the date hereof, all of which are subject to change, possibly with retroactive effect. We have not sought and do not plan to seek any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following discussion, and we cannot assure you that the Internal Revenue Service or a court will agree with our statements and conclusions. This section does not consider the consequences related to state, local, gift, estate, or foreign tax or the Medicare tax on certain investment income, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, United States expatriates or United States expatriated entities, those who are subject to the United States anti-inversion rules, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security or other integrated investment or risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as capital assets (generally, property held for investment) within the meaning of section 1221 of the Revenue Code. Each potential non-U.S. investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

You are a “non-U.S. holder” if you are a beneficial owner of our common stock for United States federal income tax purposes that is:

(1)	a nonresident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

(2)	a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia);

(3)	an estate other than an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

(4)	a trust other than a trust: (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions of cash or property (other than certain stock distributions) with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. To the extent any such distributions exceed both our current and accumulated earnings and profits, such excess amount will be allocated ratably among each share of common stock with respect to which the distribution is paid and will first be treated as a tax-free return of capital reducing your adjusted tax basis in our common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “Gain on Disposition of Shares of Common Stock.” Your adjusted tax basis in a share of our common stock is generally your purchase price for such share, reduced (but not below zero) by the amount of such prior tax free returns of capital.

Except as described below, if you are a non-U.S. holder of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us:

•	a valid IRS Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•	if our common stock is held through certain foreign intermediaries or foreign partnerships, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

This certification must be provided to us or our paying agent prior to the payment to you of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

”Effectively connected” dividends are taxed on a net income basis at applicable graduated individual or corporate tax rates in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Revenue Code, unless an applicable income tax treaty provides otherwise. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below regarding backup withholding and FATCA, if you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis; or (iii) we are or have been a U.S. real property holding corporation, or “USRPHC,” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that you held shares of our common stock, and certain other conditions are met.

If you are an individual described in (i) above, you will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the sale, which may be offset by certain United States source capital losses, if any, recognized in the taxable year of the disposition of our common stock. If you are a non-U.S. holder described in (ii) above, gain recognized on the sale will generally be subject to United States federal income tax at graduated United States federal income tax rates on a net income basis and in generally the same manner as if the non-U.S. holder were a U.S. person as defined in the Revenue Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments, or at such lower rate as may be specified by an applicable income tax treaty. We believe that we are not currently and will not become a USRPHC.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN or Form W-8BEN-E (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Revenue Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Revenue Code, that is not an exempt recipient.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or a credit against the non-U.S. holder’s United States federal income tax liability, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

FATCA Withholding

The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions,” “or FFIs,” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

As a general matter, FATCA imposes a 30% withholding tax on dividends on, and, from and after January 1, 2019, gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless (i) the foreign entity is an FFI that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of an FFI that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement; (ii) the foreign entity is not an FFI and either certifies it does not have any “substantial” U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign entity qualifies for an exemption from these rules. In certain cases, a “substantial” United States owner can mean an owner of any interest in the foreign entity.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would be exempt from withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available).

Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the purchase, ownership, and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult with your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of shares of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

UNDERWRITING

We and the selling stockholders are offering the shares of our common stock described in this prospectus through several underwriters for whom Sandler O’Neill & Partners, L.P., or Sandler, is acting as representative. We, the selling stockholders and the underwriters have entered into an underwriting agreement dated                     , 2017. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase on a firm commitment basis the number of shares of common stock in the following table:

Underwriter	Number of Shares
Sandler O’Neill & Partners, L.P.
Keefe, Bruyette & Woods, Inc.
Stephens, Inc.
FIG Partners, LLC

Total	3,000,000

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to 450,000 additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option.

Commission and Discounts

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $            per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock from us:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount

Proceeds to us, before expenses	$	$	$

We estimate the expenses of this offering payable by us, including registration, filing and listing fees, printing fees, legal and accounting expenses, and the expenses of the selling stockholders but not including the underwriting discounts, will be approximately $1.3 million. In addition to the underwriting discount, we have agreed to reimburse Sandler for its reasonable out-of-pocket expenses incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including without limitation, legal fees and expenses not to exceed $500,000 and other out-of-pocket expenses not to exceed $50,000, in each case without our prior approval.

Lock-up Agreements

We, our executive officers and directors and each of the selling shareholders have entered into lock-up agreements with the underwriters. Under these agreements, each of these persons will not be permitted to, without the prior written approval of the underwriters, subject to limited exceptions,

•	issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the underwriters will be permitted to, in their sole discretion, release all or some of the shares of our common stock from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

This is the initial public offering of our common stock and no public market currently exists for our shares. The initial public offering price will be negotiated among us, the selling stockholders and the underwriters. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, include the information set forth in this prospectus, our financial and operating performance, estimates of our business potential and earnings prospects and those of our industry in general, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors than an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial offering price.

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “RBB.”

Indemnification and Contribution

We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales; and

•	penalty bids.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising its purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares in this offering.

Penalty bids permit the underwriters to reclaim selling concessions from a syndicate member when the common stock originally sold by the syndicate member is purchased in stabilizing transactions or transactions to cover short positions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market-making activities at any time.

Electronic Distribution

This prospectus may be made available in electronic format on one or more websites or through other online services maintained by the underwriters or by their respective affiliates. Other than the prospectus in electronic format, information on such websites and any information contained in any other website maintained by any of the underwriters or any of their affiliates is not part of this prospectus or our registration statement of which the related prospectus forms a part, has not been approved or endorsed by us or any of the underwriters in their capacity as underwriter and should not be relied on by investors.

Affiliations

The underwriters and their affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Other Matters

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. We and the underwriters require that the persons into whose possession this prospectus comes inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Loren P. Hansen, APC, Newport Beach, California. Loren P. Hansen owns 1,076 shares of the Company. The validity of the shares of common stock offered by this prospectus will be passed upon for the underwriters by Holland & Knight, LLP, Washington D.C.

EXPERTS

The consolidated financial statements of RBB Bancorp and subsidiaries as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s internet website at www.sec.gov.

Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an internet site at www.royalbusinessbankusa.com. Information on, or accessible through, our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2017 (UNAUDITED) AND DECEMBER 31, 2016 (AUDITED)

(In thousands, except share amounts)

	March 31, 2017	December 31, 2016
	(unaudited)
ASSETS
Cash and Due from Banks	$147,547	$74,213
Federal Funds Sold and Other Cash Equivalents	20,000	44,500

TOTAL CASH AND CASH EQUIVALENTS	167,547	118,713

Interest-Bearing Deposits in Other Financial Institutions	100	345

Securities:
Available for Sale	39,155	39,277
Held to Maturity (Fair Value of $6,543 and $6,553 at March 31, 2017 and December 31, 2016, respectively)	6,206	6,214
Mortgage Loans Held for Sale	66,555	44,345

Loans Held for Investment:
Real Estate	781,719	755,301
Commercial	363,002	361,227

TOTAL LOANS	1,144,721	1,116,528
Unaccreted Discount on Acquired Loans	(7,007)	(8,085)
Deferred Loan Costs (Fees), Net	1,849	2,003

	1,139,563	1,110,446
Allowance for Loan Losses	(14,186)	(14,162)

NET LOANS	1,125,377	1,096,284

Premises and Equipment	6,538	6,585
Federal Home Loan Bank (“FHLB”) Stock	6,770	6,770
Net Deferred Tax Assets	11,068	11,097
Other Real Estate Owned (“OREO”)	833	833
Cash Surrender Value of Life Insurance	32,142	21,958
Goodwill	29,940	29,940
Servicing Assets	4,223	3,704
Core Deposit Intangibles	1,699	1,793
Accrued Interest and Other Assets	7,595	7,693

	$1,505,748	$1,395,551

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2017 (UNAUDITED) AND DECEMBER 31, 2016 (AUDITED)

(In thousands, except share amounts)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	March 31, 2017	December 31, 2016
	(unaudited)
Deposits:
Noninterest-Bearing Demand	$215,652	$174,272
Savings, NOW and Money Market Accounts	325,589	296,699
Time Deposits Under $250,000	322,891	310,969
Time Deposits $250,000 and Over	384,125	370,823

TOTAL DEPOSITS	1,248,257	1,152,763

Reserve for Unfunded Commitments	985	604
Income Tax Payable	4,664	793
FHLB Advances	10,000	—
Long-Term Debt	49,419	49,383
Subordinated Debentures	3,357	3,334
Accrued Interest and Other Liabilities	5,570	7,089

TOTAL LIABILITIES	1,322,252	1,213,966

Commitments and Contingencies - Note 13	—	—

Shareholders’ Equity:
Preferred Stock - 100,000,000 Shares Authorized, No Par Value; None Outstanding	—	—
Common Stock - 100,000,000 Shares Authorized, No Par Value; 12,827,803 Shares Issued and Outstanding at March 31, 2017 and December 31, 2016	142,651	142,651
Additional Paid-in Capital	8,615	8,417
Retained Earnings	32,429	30,784
Accumulated Other Comprehensive Income (Loss) - Net Unrealized Loss on Securities Available for Sale, Net of Tax of $138 at March 31, 2017 and $186 at December 31, 2016	(199)	(267)

TOTAL SHAREHOLDERS’ EQUITY	183,496	181,585

	$1,505,748	$1,395,551

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2017	2016
INTEREST AND DIVIDEND INCOME
Interest and Fees on Loans	$16,033	$13,655
Interest on Interest-Bearing Deposits	151	88
Interest on Investment Securities	278	211
Dividend Income on FHLB Stock	153	97
Interest on Federal Funds Sold and Other	144	48

TOTAL INTEREST INCOME	16,759	14,099
INTEREST EXPENSE
Interest on Savings Deposits, NOW and Money Market Accounts	474	435
Interest on Time Deposits	1,849	1,607
Interest on Subordinated Debentures and other	905	20
Interest on Other Borrowed Funds	17	2

TOTAL INTEREST EXPENSE	3,245	2,064

NET INTEREST INCOME	13,514	12,035
Provision for Loan Losses	—	998

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	13,514	11,037
NONINTEREST INCOME
Service Charges, Fees and Other	460	354
Gain on Sale of Loans	1,497	686
Loan Servicing Fees, Net of Amortization	262	122
Recoveries on Loans Acquired in Business Combinations	28	49
Increase in Cash Surrender of Life Insurance	185	140

	2,432	1,351
NONINTEREST EXPENSE
Salaries and Employee Benefits	4,183	3,524
Occupancy and Equipment Expenses	744	743
Data Processing	352	397
Legal and Professional	(387)	16
Office Expenses	154	146
Marketing and Business Promotion	182	116
Insurance and Regulatory Assessments	205	252
Amortization of Intangibles	94	61
OREO Expenses, net	14	2
Other Expenses	1,037	2,425

	6,578	7,682

INCOME BEFORE INCOME TAXES	9,368	4,706
Income Tax Expense	3,875	1,866

NET INCOME	$5,493	$2,840

NET INCOME PER SHARE - BASIC	$0.43	$0.22

NET INCOME PER SHARE - DILUTED	$0.40	$0.21

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(In thousands)

	Three Months Ended March 31,
	2017	2016
Net Income	$5,493	$2,840

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized Gains (Losses) on Securities Available for Sale:
Change in Unrealized Gains (Losses)	115	463
Related Income Tax Effect:
Change in Unrealized Gains (Losses)	(47)	(190)

TOTAL OTHER COMPREHENSIVE INCOME	68	273

TOTAL COMPREHENSIVE INCOME	$5,561	$3,113

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(In thousands, except share amounts)

			Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Common Stock
	Shares	Amount
Balance at December 31, 2016	12,827,803	$142,651	$8,417	$30,784	$(267)	$181,585
Net Income				5,493		5,493
Stock-Based Compensation			198			198
Cash Dividend				(3,848)		(3,848)
Other Comprehensive Income, Net of Taxes					68	68

Balance at March 31, 2017	12,827,803	$142,651	$8,615	$32,429	$(199)	$183,496

Balance at December 31, 2015	12,770,571	$141,873	$7,706	$14,259	$(193)	$163,645
Net Income				2,840		2,840
Stock-Based Compensation			215			215
Other Comprehensive Income, Net of Taxes					273	273

Balance at March 31, 2016	12,770,571	$141,873	$7,921	$17,099	$80	$166,973

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

(In thousands)

	Three Months Ended March 31,
	2017	2016
OPERATING ACTIVITIES
Net Income	$5,493	$2,840
Adjustments to Reconcile Net Income to Net Cash From Operating Activities:
Depreciation and Amortization of Premises, Equipment and Intangibles	338	357
Net Amortization (Accretion) of Securities, Loans, Deposits, and Other	(1,020)	(895)
Provision for Loan Losses	—	998
Stock-Based Compensation	198	215
Gain on Sale of Loans	(1,497)	(686)
Increase in Cash Surrender Value of Life Insurance	(185)	(140)
Loans Originated and Purchased for Sale	(43,500)	(60,974)
Proceeds from Loans Sold	24,780	33,029
Other Items	2,950	3,217

NET CASH FROM OPERATING ACTIVITIES	(12,443)	(22,039)
INVESTING ACTIVITIES
Decrease in Interest-Bearing Deposits	245	5,269
Securities Available for Sale:
Purchases	(1,000)	—
Maturities, Prepayments and Calls	1,152	938
Sales	—	4,637
Purchase of FHLB Stock and Other Equity Securities, net	(5)	(2,073)
Net (Increase) Decrease in Loans	(30,712)	8,634
Purchase of Life Insurance	(10,000)	—
Net Cash Paid in Connection with Acquisition	—	(35,051)
Purchases of Premises and Equipment	(124)	(114)

NET CASH FROM INVESTING ACTIVITIES	(40,444)	(17,760)
FINANCING ACTIVITIES
Net Increase (Decrease) in Demand Deposits and Savings Accounts	70,270	(23,030)
Net Increase (Decrease) in Time Deposits	25,299	(4,280)
Net Change in FHLB Advances	10,000	—
Cash Dividends Paid	(3,848)	—
Issuance of Subordinated Debentures, Net of Issuance Costs	—	40,150

NET CASH FROM FINANCING ACTIVITIES	101,721	12,840

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	48,834	(26,959)
Cash and Cash Equivalents at Beginning of Period	118,713	113,891

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$167,547	$86,932

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$2,456	$2,015
Taxes Paid	$—	$1,350
Transfer of Loans to Held for Sale	$25,046	$10,142

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 1 - BUSINESS DESCRIPTION

RBB Bancorp is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Our principal business is to serve as the holding company for our wholly-owned banking subsidiaries, Royal Business Bank (“Bank”) and RBB Asset Management Company (“RAM”), collectively referred to herein as “the Company”. At March 31, 2017, the Company had total assets of $1.5 billion, gross loans of $1.1 billion, total deposits of $1.2 billion and total stockholders’ equity of $183.5 million.

We generate our revenue primarily from interest received on loans and leases and, to a lesser extent, from interest received on investment securities. We have also derived income from noninterest sources, such as fees received in connection with various lending and deposit services, residential mortgage loan originations, loan servicing and gain on sales of loans. Our principle expenses include interest expense on deposits and subordinated debentures, and operating expenses, such as salaries and employee benefits, occupancy and equipment, data processing, and income tax expense.

We have completed four acquisitions from July 8, 2011 through February 19, 2016, including the acquisition of TFC Holding Company on February 19, 2016. Our acquisitions have been accounted for using the acquisition method of accounting and, accordingly, the operating results of the acquired entities have been included in the consolidated financial statements from their respective acquisition dates. See Note 3. Acquisitions, for more information about the TFC acquisition.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statement of the Company have been prepared in accordance with U.S. generally accepted accounting principles and prevailing practices within the banking industry, and the instructions to Form S-1 and Article 10 of Regulation S-X. These interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the years ended December 31, 2016, 2015 and 2014, included in our registration statement on Form S-1.

Principles of Consolidation and Nature of Operations

The accompanying consolidated financial statements include the accounts of RBB Bancorp and its wholly-owned subsidiaries Royal Business Bank (“Bank”) and RBB Asset Management Company (“RAM”), collectively referred to herein as “the Company”. All significant intercompany transactions have been eliminated.

RBB Bancorp was formed in January 2011 as a bank holding company. RAM was formed in 2012 to hold and manage problem assets acquired in business combinations.

RBB Bancorp has no significant business activity other than its investments in Royal Business Bank and RAM.

The Company operates full-service banking offices in Arcadia, Diamond Bar, Cerritos, Los Angeles, Monterey

Park, Oxnard, Rowland Heights, San Gabriel, Torrance, West LA, Westlake Village, and Silverlake, California and Las Vegas, Nevada and a loan production office in the City of Industry, California. The

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Principles of Consolidation and Nature of Operations - Continued

Company’s primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

The accompanying consolidated financial statements were compiled in accordance with the accounting policies set forth in Note 1—Summary of Significant Policies in our Consolidated Financial Statements as of and for the periods ended December 31, 2016, 2015, and 2014, included in our registration statement on Form S-1. The accompanying consolidated financial statements reflect all adjustments consisting of normal recurring adjustments that, in the opinion of management, are necessary to reflect a fair statement of our consolidated financial condition, results of operations, and cash flows. The results of operations for acquired companies are included from the dates of acquisition. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ended December 31, 2017.

Newly Issued Not Yet Effective Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This Update requires an entity to recognize revenue as performance obligations are met, in order to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. The following steps are applied in the updated guidance: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation. These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and one year later for nonpublic business entities. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The guidance does not apply to revenue associated with financial instruments and therefore the Company does not expect the new guidance to have a material impact on revenue closely associated with financial instruments, including interest income. The Company plans to perform an overall assessment of revenue streams that may be affected by the ASU including deposit related fees to determine if there would be a potential impact on the Company’s Consolidated Financial Statements. The Company plans to adopt ASU No. 2014-09 on January 1, 2018.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). Changes made to the current

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Newly Issued Not Yet Effective Accounting Standards - Continued

measurement model primarily affect the accounting for equity securities and readily determinable fair values, where changes in fair value will impact earnings instead of other comprehensive income. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The Update also changes the presentation and disclosure requirements for financial instruments including a requirement that public business entities use exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. This Update is generally effective for public business entities in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and one year later for nonpublic business entities. Based upon a preliminary evaluation of the guidance in ASU No. 2016-01 the Company does not believe that the ASU will have a material impact on the Company’s Consolidated Financial Statements. The Company will continue to monitor any updates to the guidance.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). The most significant change for lessees is the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases, which is generally defined as a lease term of less than 12 months. This change will result in lessees recognizing right-of-use assets and lease liabilities for most leases currently accounted for as operating leases under current lease accounting guidance. The amendments in this Update are effective for interim and annual periods beginning after December 15, 2018, for public business entities and one year later for all other entities. The Company has several lease agreements which are currently considered operating leases and are therefore not included on the Company’s Consolidated Balance Sheets. Under the new guidance the Company expects that some of the lease agreements will have to be recognized on the Consolidated Balance Sheets as a right-of-use asset with a corresponding lease liability. Based upon a preliminary evaluation the Company expects that the ASU will have an impact on the Company’s Consolidated Balance Sheets. The Company will continue to evaluate how extensive the impact will be under the ASU on the Company’s Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718.) ASU 2016-09 includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. Under ASU 2016-09, excess tax benefits and certain tax deficiencies will no longer be recorded in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and APIC pools will be eliminated. In addition, the guidance requires excess tax benefits be presented as an operating activity on the statement of cash flows rather than as a financing activity. ASU 2016-09 also permits an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. Forfeitures can be estimated, as required today, or recognized when they occur. This guidance is effective for public business entities for interim and annual reporting periods beginning after December 15, 2016, and for nonpublic business entities annual reporting periods beginning after December 15, 2017, and interim periods within the reporting periods beginning after December 15, 2018. Early adoption is permitted, but all of the guidance must be adopted in the same period. The Company plans to adopt ASU 2016-09 on January 1, 2018. The Company plans to recognize forfeitures as they occur. The adoption of the ASU will not have a material effect on the Company’s Financial Statements or Disclosures. The adoption of ASU 2016-09 could result in increased volatility to income tax expense that is reported related to excess tax benefits and tax.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Newly Issued Not Yet Effective Accounting Standards - Continued

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instrument (Topic 326). This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today’s guidance delays recognition of credit losses. The standard will replace today’s “incurred loss” approach with an “expected loss” model. The new model, referred to as the current expected credit loss (“CECL”) model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held to maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available for sale (“AFS”) debt securities. For AFS debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. As a result, entities will recognize improvements to estimated credit losses immediately in earnings rather than as interest income over time, as they do today. The ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, public business entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019, for SEC filers, one year later for non SEC filing public business entities and annual reporting periods beginning after December 15, 2020, for nonpublic business entities and interim periods within the reporting periods beginning after December 15, 2021. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). The Company has begun its evaluation of the impact of the implementation of ASU 2016-13. The implementation of the provisions of ASU No. 2016-13 will most likely impact the Company’s Consolidated Financial Statements as to the level of reserves that will be required for credit losses. The Company will continue to access the potential impact that this ASU will have on the Company’s Consolidated Financial Statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350). This ASU simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” ASU No. 2017-14 is effective for annual and any interim impairment tests performed in periods beginning after December 15, 2019 for public business entities that are SEC filers, December 15, 2020 for business entities that are not SEC filers, and December 15, 2021 for all other entities. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company will continue to access the potential impact that this ASU will have on the Company’s Consolidated Financial Statements.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Newly Issued Not Yet Effective Accounting Standards - Continued

In March 2017, the FASB issued ASU No. 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities, which is intended to enhance “the accounting for the amortization of premiums for purchased callable debt securities.” The ASU shortens the amortization period for certain callable debt securities purchased at a premium by requiring that the premium be amortized to the earliest call date. Under current generally accepted accounting principles (GAAP), entities generally amortize the premium as an adjustment of yield over the contractual life of the instrument. The amendments in this Update affects all entities that hold investments in callable debt securities that have an amortized cost basis in excess of the amount that is repayable by the issuer at the earliest call date (that is, at a premium). The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The ASU’s amendments are effective for public business entities for interim and annual periods beginning after December 15, 2018. For other entities, the amendments are effective for annual periods beginning after December 15, 2019, and interim periods thereafter. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this Update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Additionally, in the period of adoption, an entity should provide disclosures about a change in accounting principle. The implementation of the provisions of ASU No. 2017-08 will most likely not have a material impact on the Company’s Consolidated Financial Statements. The Company will continue to access the potential impact that this ASU will have on the Company’s Consolidated Financial Statements.

NOTE 3 - ACQUISITIONS

On February 19, 2016, the Company acquired all the assets and assumed all the liabilities of TFC Holding Company in exchange for cash of $86.7 million. At closing, TFC primarily consisted of TomatoBank, its wholly owned subsidiary and $3.3 million of trust preferred debentures. TFC Holding Company operated six branches in the Los Angeles metropolitan area. The Company acquired TFC Holding Company to strategically increase its existing presence in the Los Angeles area. Goodwill in the amount of $25.9 million was recognized in this acquisition. Goodwill represents the future economic benefits arising from net assets acquired that are not individually identified and separately recognized and is attributable to synergies expected to be derived from the combination of the two entities. Goodwill is not deductible for income tax purposes.

The acquired identifiable assets included the establishment of a $1.7 million core deposit intangible, which is being amortized on an accelerated basis over 10 years.

The Company accounted for the transaction under the acquisition method of accounting which requires purchased assets and liabilities assumed to be recorded at their respective fair values at the date of acquisition. The Company determined the fair value of loans, leases, core deposit intangible, deposits, and Subordinated Debentures with the assistance of a third party valuation.

The estimated fair values are subject to refinement as additional information relative to the closing date fair values becomes available through the measurement period. While additional significant changes to the closing date fair values are not expected, any information relative to the changes in these fair values will be evaluated to

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 3 - ACQUISITIONS - Continued

determine if such changes are due to events and circumstances that existed as of the acquisition date. During the measurement period, any such changes will be recorded as part of the closing date fair value.

In many cases, the fair values of assets acquired and liabilities assumed were determined by estimating the cash flows expected to result from those assets and liabilities and discounting them at appropriate market rates. The most significant category of assets for which this procedure was used was that of acquired loans. The excess of expected cash flows above the fair value of the majority of loans will be accreted to interest income over the remaining lives of the loans in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310-20.

None of the loans acquired had evidence of deterioration of credit quality since origination for which it was probable, at acquisition, that the Company would be unable to collect all contractually required payments receivable.

In accordance with generally accepted accounting principles there was no carryover of the allowance for loan losses that had been previously recorded by TFC Holding Company.

NOTE 4 - INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale and held to maturity at March 31, 2017 and December 31, 2016, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

(dollars in thousands) March 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Government Agency Securities	$5,325	$—	$(122)	$5,203
Mortgage-Backed Securities-Government Sponsored Agencies	22,827	25	(284)	22,568
Corporate Debt Securities	11,340	89	(45)	11,384

	$39,492	$114	$(451)	$39,155

Held to Maturity
Municipal Taxable Securities	$5,299	$319	$—	$5,618
Municipal Securities	907	18	—	925

	$6,206	$337	$—	$6,543

December 31, 2016
Available for Sale
Government Agency Securities	$5,453	$—	$(136)	$5,317
Mortgage-Backed Securities-Government Sponsored Agencies	23,913	38	(311)	23,640
Corporate Debt Securities	10,364	21	(65)	10,320

	$39,730	$59	$(512)	$39,277

Held to Maturity
Municipal Taxable Securities	$5,301	$328	$—	$5,629
Municipal Securities	913	11	—	924

	$6,214	$339	$—	$6,553

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 4 - INVESTMENT SECURITIES - Continued

One security with a fair value of $897,000 and $933,000 was pledged to secure a local agency deposit at March 31, 2017 and December 31, 2016, respectively.

The amortized cost and fair value of the investment securities portfolio at March 31, 2017 are shown by expected maturity below. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
(dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within One Year	$—	$—	$1,001	$1,008
Due From One through Five Years	26,838	26,678	1,957	2,086
Due from Five to Ten Years	12,654	12,477	3,248	3,449

	$39,492	$39,155	$6,206	$6,543

The following table summarizes securities with unrealized losses at March 31, 2017 and December 31, 2016, aggregated by major security type and length of time in a continuous unrealized loss position. There were no Held to Maturity Securities in a continuous unrealized loss position at March 31, 2017 and December 31, 2016:

	Less than Twelve Months		Twelve Months or More		Total
(dollars in thousands)	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
March 31, 2017
Government Agency Securities	$—	$—	$(122)	$5,203	$(122)	$5,203
Mortgage-Backed Securities-Government Sponsored Agencies	(84)	2,361	(200)	16,737	(284)	19,098
Corporate Debt Securities	—	—	(45)	2,962	(45)	2,962

Total Available for Sale	$(84)	$2,361	$(367)	$24,902	$(451)	$27,263

December 31, 2016
Government Agency Securities	$(136)	$5,317	$—	$—	$(136)	$5,317
Mortgage-Backed Securities-Government Sponsored Agencies	(221)	16,231	(90)	2,504	(311)	18,735
Corporate Debt Securities	(65)	5,147	—	—	(65)	5,147

Total Available for Sale	$(422)	$26,695	$(90)	$2,504	$(512)	$29,199

Unrealized losses have not been recognized into income because the issuer bonds are of high credit quality, management does not intend to sell, it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a semi-annual basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 4 - INVESTMENT SECURITIES - Continued

condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings.

NOTE 5 - LOANS

The Company’s loan portfolio consists primarily of loans to borrowers within Los Angeles and Orange County, California. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company’s market area and, as a result, the Company’s loan and collateral portfolios are, to some degree, concentrated in those industries.

A summary of the changes in the allowance for loan losses for the three months ended March 31, 2017 and 2016 follows:

(dollars in thousands)	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Beginning Balance	$14,162	$10,023
Additions to the Allowance Charged to Expense	—	998
Recoveries on Loans Charged-Off	24	—

	14,186	11,021
Less Loans Charged-Off	—	(223)

Ending Balance	$14,186	$10,798

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 5 - LOANS - Continued

The following table presents the recorded investment in loans and impairment method at March 31, 2017, March 31, 2016 and December 31, 2016, and the activity in the allowance for loan losses for the three months ended March 31, 2017 and March 31, 2016 and for the year ended December 31, 2016, by portfolio segment:

(dollars in thousands) March 31, 2017	Real Estate	Commercial	Total
Allowance for Loan Losses:
Beginning of Year	$8,111	$6,051	$14,162
Provisions	(1,169)	1,169	—
Charge-offs	—	—	—
Recoveries	—	24	24

	$6,942	$7,244	$14,186

Reserves:
Specific	$—	$3,559	$3,559
General	6,942	3,685	10,627
Loans Acquired with Deteriorated Credit Quality	—	—	—

	$6,942	$7,244	$14,186

Loans Evaluated for Impairment:
Individually	$2,550	$3,559	$6,109
Collectively	771,870	360,847	1,132,717
Loans Acquired with Deteriorated Credit Quality	737	—	737

	$775,157	$364,406	$1,139,563

March 31, 2016	Real Estate	Commercial	Total
Allowance for Loan Losses:
Beginning of Year	$5,788	$4,235	$10,023
Provisions	1,212	(214)	998
Charge-offs	—	(223)	(223)
Recoveries	—	—	—

	$7,000	$3,798	$10,798

Reserves:
Specific	$—	$337	$337
General	7,000	3,461	10,461
Loans Acquired with Deteriorated Credit Quality	—	—	—

	$7,000	$3,798	$10,798

Loans Evaluated for Impairment:
Individually	$2,902	$4,403	$7,305
Collectively	830,552	327,122	1,157,674
Loans Acquired with Deteriorated Credit Quality	794		794

	$834,248	$331,525	$1,165,773

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 5 - LOANS - Continued

(dollars in thousands) December 31, 2016
Allowance for Loan Losses:
Beginning of Year	$5,788	$4,235	$10,023
Provisions	2,323	2,651	4,974
Charge-offs	—	(835)	(835)
Recoveries	—	—	—

	$8,111	$6,051	$14,162

Reserves:
Specific	$—	$1,782	$1,782
General	8,111	4,269	12,380
Loans Acquired with Deteriorated Credit Quality	—	—	—

	$8,111	$6,051	$14,162

Loans Evaluated for Impairment:
Individually	$2,556	$3,577	$6,133
Collectively	744,349	359,234	1,103,583
Loans Acquired with Deteriorated Credit Quality	730	—	730

	$747,635	$362,811	$1,110,446

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Pass—Loans classified as pass include loans not meeting the risk ratings defined below.

Special Mention—Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard—Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Impaired—A loan is considered impaired, when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as troubled debt restructurings are considered impaired.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 5 - LOANS - Continued

The risk category of loans by class of loans was as follows at March 31, 2017 and December 31, 2016:

(dollars in thousands) March 31, 2017	Pass	Special Mention	Substandard	Impaired	Total
Real Estate:
Construction and Land Development	$87,495	$—	$2,074	$300	$89,869
Residential Real Estate	290,797	13,970	6,466	—	311,233
Commercial Real Estate	347,617	4,567	19,621	2,250	374,055
Commercial:
Other	210,096	—	4,384	—	214,480
SBA	142,084	1,898	2,385	3,559	149,926

	$1,078,089	$20,435	$34,930	$6,109	$1,139,563

December 31, 2016
Real Estate:
Construction and Land Development	$87,174	$1,932	$—	$303	$89,409
Residential Real Estate	258,415	13,950	6,272	—	278,637
Commercial Real Estate	353,290	4,562	19,484	2,253	379,589
Commercial:
Other	194,227	—	9,616	—	203,843
SBA	151,066	1,934	2,391	3,577	158,968

	$1,044,172	$22,378	$37,763	$6,133	$1,110,446

The following tables present the recorded investment in non-accrual and loans past due over 90 days still on accrual by class of loans at March 31, 2017 and December 31, 2016:

(dollars in thousands)	Non-Accrual		Loans Past Due Over 90 Days Still Accruing
	2017	2016	2017	2016
Commercial:
SBA	$3,559	$3,577	$—	$—

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 5 - LOANS - Continued

The following table presents the aging of the recorded investment in past-due loans at March 31, 2017 and December 31, 2016 by class of loans:

(dollars in thousands) March 31, 2017	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Real Estate:
Construction and Land Development	$—	$—	$—	$—	$89,869	$89,869
Residential Real Estate	780	—	—	780	310,453	311,233
Commercial Real Estate	—	—	—	—	374,055	374,055
Commercial:
Other	299	—	—	299	214,181	214,480
SBA	1,446	—	3,559	5,005	144,921	149,926

	$2,525	$—	$3,559	$6,084	$1,133,479	$1,139,563

December 31, 2016
Real Estate:
Construction and Land Development	$—	$—	$—	$—	$89,409	$89,409
Residential Real Estate	—	—	—	—	278,637	278,637
Commercial Real Estate	—	—	—	—	379,589	379,589
Commercial:
Other	343	—	—	343	203,500	203,843
SBA	—	—	3,577	3,577	155,391	158,968

	$343	$—	$3,577	$3,920	$1,106,526	$1,110,446

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 5 - LOANS - Continued

Information relating to individually impaired loans presented by class of loans was as follows at March 31, 2017 and December 31, 2016:

(dollars in thousands) March 31, 2017	Unpaid Principal Balance	Recorded Investment	Average Balance	Interest Income	Related Allowance
With no Related Allowance Recorded
Construction and Land Development	$300	$300	$301	$5	$—
Commercial Real Estate	2,250	2,250	2,252	65	—
Commercial—SBA	—	—	—	—	—

Subtotal	2,550	2,550	2,553	70	—

With an Allowance Recorded
Commercial—SBA	3,559	3,559	3,568	—	3,559

Total	$6,109	$6,109	$6,121	$70	$3,559

December 31, 2016
With no Related Allowance Recorded
Construction and Land Development	$303	$303	$309	$21	$—
Commercial Real Estate	2,253	2,253	1,710	280	—
Commercial—SBA	18	18	93	—	—

Subtotal	2,574	2,574	2,112	301	—

With an Allowance Recorded
Commercial—SBA	3,559	3,559	3,559	—	1,782

Total	$6,133	$6,133	$5,671	$301	$1,782

No interest income was recognized on a cash basis for the three months ended March 31, 2017 and 2016 and for the year ended December 31, 2016.

The Company had six loans identified as troubled debt restructurings (“TDR’s”) at March 31, 2017 and December 31, 2016. A specific reserve for $3,559,000 and $1,782,000 has been allocated for one loan at March 31, 2017 and December 31, 2016, respectively. There are no commitments to lend additional amounts at March 31, 2017 and December 31, 2016 to customers with outstanding loans that are classified as TDR’s.

During the year ended December 31, 2016, the terms of certain loans were modified as TDR’s. The modification of the terms generally included loans where a moratorium on loan payments was granted. Such moratoriums ranged from three months to six months on the loans restructured in 2016.

The following table presents loans by class modified as TDR’s that occurred during the year ended December 31, 2016. There were no new TDRs for 2017 as of March 31, 2017:

(dollars in thousands) December 31, 2016	Number of Loans	Pre- Modification Recorded Investment	Post- Modification Recorded Investment
Commercial Real Estate	1	$1,047	$1,047

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 5 - LOANS - Continued

The Company has purchased loans as part of its whole bank acquisitions, for which there was at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected.

The outstanding balance and carrying amount of purchased credit-impaired loans at March 31, 2017 and December 31, 2016 were as follows:

(dollars in thousands)	March 31, 2017	December 31, 2016
Outstanding Balance	$859	$878
Carrying Amount	$737	$730

For these purchased credit-impaired loans, the Company did not increase the allowance for loan losses during the three months ended March 31, 2017 or for the year ended December 31, 2016 as there were no significant reductions in the expected cash flows.

Below is a summary of activity in the accretable yield on purchased credit-impaired loans for the three months ended March 31, 2017 and for the year ended December 31, 2016:

(dollars in thousands)	March 31, 2017	December 31, 2016
Beginning Balance	$142	$349
Restructuring as TDR	—	(22)
Accretion of Income	(20)	(185)

Ending Balance	$122	$142

NOTE 6 - LOAN SERVICING

Mortgage and SBA loans serviced for others are not reported as assets. The principal balances at March 31, 2017 and December 31, 2016 are as follows:

(dollars in thousands)	March 31, 2017	December 31, 2016
Loans Serviced for Others:
Mortgage Loans	$249,554	$259,207
SBA Loans	$131,934	$110,263

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 6 - LOAN SERVICING - Continued

Activity for servicing assets follows:

	Three Months Ended March 31, 2017		Three Months Ended March 31, 2016
(dollars in thousands)	Mortgage Loans	SBA Loans	Mortgage Loans	SBA Loans
Servicing Assets:
Beginning of year	$1,002	$2,702	$298	$1,807
Additions	—	724	88	338
Disposals	—	—
Amortized to expense	(86)	(119)	(25)	(72)

End of year	$916	$3,307	$361	$2,073

The fair value of servicing assets for mortgage loans was $1,006,000 and $1,184,000 at March 31, 2017 and December 31, 2016, respectively. The fair value of servicing assets for SBA loans was $3,831,000 and $3,142,000 at March 31, 2017 and December 31, 2016, respectively.

Servicing fees net of servicing asset amortization totaled $262,000 and $122,000 for the three months ended March 31, 2017 and 2016, respectively.

When mortgage and Small Business Administration (“SBA”) loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal. The amortization of mortgage servicing rights is netted against loan servicing fee income.

NOTE 7 - GOODWILL AND INTANGIBLES

Goodwill is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill resulting from whole bank acquisitions is not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Goodwill amounted to $29.9 million at March 31, 2017 and December 31, 2016, and is the only intangible asset with an indefinite life on the balance sheet. There were no impairment losses recognized on goodwill during the three months ended March 31, 2017 and 2016.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 7 - GOODWILL AND INTANGIBLES - Continued

Other intangible assets consist of core deposit intangible (“CDI”) assets arising from whole bank acquisitions. CDI assets are amortized on an accelerated method over their estimated useful life of 8 to 10 years. CDI was recognized in the 2013 acquisition of Los Angeles National Bank and in the 2016 acquisition of TFC Holding Company. The unamortized balance at March 31, 2017 and December 31, 2016 was $1,699,000 and $1,793,000, respectively. CDI amortization expense was $94,000 and $61,000 for the three months ended March 31, 2017 and March 31, 2016, respectively.

Estimated CDI amortization expense for future years is as follows (dollars in thousands):

Year ending December 31:
2017 remaining	$261
2018	311
2019	274
2020	244
2021	172
Thereafter	437

Total	$1,699

NOTE 8 - DEPOSITS

At March 31, 2017 the scheduled maturities of time deposits are as follows:

(dollars in thousands)
One year	$693,890
Two to three years	13,126

$707,016

NOTE 9 - LONG-TERM DEBT

At March 31, 2017 and December 31, 2016 long-term debt was as follows:

(dollars in thousands)
6.5% fixed to floating rate subordinated debentures, due March 31, 2026

	March 31, 2017	December 31, 2016
Principal	$50,000	$50,000

Unamortized Debt Issuance Costs	$581	$617

In March 2016, the Company issued $50 million of 6.5% fixed to floating rate subordinated debentures, due March 31, 2026. The interest rate is fixed through March 31, 2021 and floats at 3 month LIBOR plus 516 basis points thereafter. The sub-debt is considered Tier-two capital at the Company. The Company allocated $35 million to the Bank as Tier-one capital.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 10 - SUBORDINATED DEBENTURES

The Company, through the acquisition of TFC Bancorp, acquired TFC Statutory Trust. The Trust contained a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1,000 per security. TFC Bancorp issued $5,000,000 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. The Company is not considered the primary beneficiary of this trust (variable interest entity), therefore the trust is not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability at market value as of the close of the acquisition which was $3,255,000. There was a $1,900,000 valuation reserve recorded to arrive at market value which is treated as a yield adjustment and is amortized over the life of the security. The amount of amortization expense recognized for the three months ended March 31, 2017 and 2016 was $23,000 and $8,000, respectively. The Company also purchased an investment in the common stock of the trust for $155,000 which is included in other assets. The Company may redeem the subordinated debentures, subject to prior approval by the Federal Reserve Bank on or after March 15, 2012, at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on March 15, 2037. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The Company has been paying interest on a quarterly basis. The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.65%, which was 2.78% and 2.61% at March 31, 2017 and December 31, 2016, respectively.

NOTE 11 - BORROWING ARRANGEMENTS

The Company has established secured and unsecured lines of credit. The Company may borrow funds from time to time on a term or overnight basis from the Federal Home Loan Bank of San Francisco (“FHLB”), the Federal Reserve Bank of San Francisco (“FRB”) and other financial institutions as indicated below.

Federal Funds Arrangements with Commercial Banks. At March 31, 2017 the Company may borrow on an unsecured basis, up to $20.0 million, $10.0 million, $12.0 million and $5.0 million overnight from Zions Bank, Wells Fargo Bank, First Tennessee National Bank, and Pacific Coast Bankers’ Bank, respectively.

Letter of Credit Arrangements. At March 31, 2017 the Company had an unsecured commercial letter of credit line with Wells Fargo Bank for $2.0 million.

FRB Secured Line of Credit. The secured borrowing capacity of $15.3 million at March 31, 2017 is collateralized by loans pledged with a carrying value of $25.2 million.

FHLB Secured Line of Credit. The secured borrowing capacity of $356.0 million at March 31, 2017 is collateralized by loans pledged with a carrying value of $398.0 million.

There was $10.0 million outstanding with the FHLB at March 31, 2017, which matures on April 25, 2017 and carries an interest rate of 0.69%. There were no amounts outstanding under any of the arrangements above at December 31, 2016.

NOTE 12 - INCOME TAXES

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 12 - INCOME TAXES - Continued

During the three months ended March 31, 2017 and 2016, the Company recorded an income tax provision of $3.9 million and $1.9 million, respectively, reflecting an effective tax rate of 41.4% and 39.7% for the three months ended March 31, 2017 and 2016, respectively.

NOTE 13 - COMMITMENTS

The Company leases several of its operating facilities under various noncancellable operating leases expiring at various dates through 2022. The Company is also responsible for common area maintenance, taxes and insurance at the various branch locations.

Future minimum rent payments on the Company’s leases were as follows at March 31, 2017:

(dollars in thousands)
Year ending December 31:
2017 remaining	$1,134
2018	1,314
2019	754
2020	496
2021	382
Thereafter	130

$4,210

The minimum rent payments shown above are given for the existing lease obligations and are not a forecast of future rental expense. Total rental expense, recognized on a straight-line basis, was $381,000 and $358,000 for the three month ended March 31, 2017 and 2016, respectively.

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit, unused lines of credit, commercial and similar letters of credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company’s financial statements.

The Company’s exposure to loan loss in the event of nonperformance on these financial commitments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

At March 31, 2017 and December 31, 2016, the Company had the following financial commitments whose contractual amount represents credit risk:

	March 31, 2017	December 31, 2016
(dollars in thousands)
Commitments to Make Loans	$98,615	$68,003
Unused Lines of Credit	95,856	92,378
Commercial and Similar Letters of Credit	8,294	8,966
Standby Letters of Credit	1,345	1,250

	$204,110	$170,597

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 13 - COMMITMENTS - Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management’s credit evaluation of the customer.

The Company is involved in various matters of litigation which have arisen in the ordinary course of business and accruals for estimates of potential losses have been provided when necessary and appropriate under generally accepted accounting principles. In the opinion of management, the disposition of such pending litigation will not have a material effect on the Company’s financial statements.

NOTE 14 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows:

(dollars in thousands)	March 31, 2017	December 31, 2016
Beginning Balance	$3,445	$3,971
New Loans and Advances	400	1,274
Repayments	(2,545)	(1,800)

Ending Balance	$1,300	$3,445

Loan commitments outstanding to executive officers, directors and their related interests with whom they are associated totaled approximately $3.1 million and $2.3 million at March 31, 2017 and December 31, 2016, respectively.

Deposits from principal officers, directors, and their affiliates at March 31, 2017 and December 31, 2016 were $36.9 million and $37.2 million, respectively.

NOTE 15 - STOCK OPTION PLAN

Under the terms of the Company’s 2010 Stock Option Plan, officers and key employees may be granted both nonqualified and incentive stock options and directors and organizers, who are not also an officer or employee, may only be granted nonqualified stock options. The Plan provides for options to purchase up to 30 percent of the outstanding common stock at a price not less than 100 percent of the fair market value of the stock on the date of the grant. Stock options expire no later than ten years from the date of the grant and generally vest over three years. The Company recognized stock-based compensation expense of $198,000 and $215,000 and recognized income tax benefits on that expense of $61,000 and $56,000 for the three months ended March 31, 2017 and 2016, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.

Since the Company has a limited amount of historical stock activity the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 15 - STOCK OPTION PLAN - Continued

estimated average period of time that the options remain outstanding. Since the Company does not have sufficient historical data on the exercise of stock options, the expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options.

At March 31, 2017, the 2010 Plan authorized grants of stock-based compensation instruments to purchase or issue up to 3.8 million shares of Company common stock. At March 31, 2017, there were 1.4 million shares available for grant under the 2010 Plan.

NOTE 16 - REGULATORY MATTERS

Holding companies (with assets over $1 billion at the beginning of the year) and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

In July, 2013, the federal bank regulatory agencies approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. The new rules became effective on January 1, 2015, with certain of the requirements phased-in over a multi-year schedule. Under the rules, minimum requirements increased for both the quantity and quality of capital held by the Bank. The rules include a new common equity Tier 1 (“CET1”) capital to risk-weighted assets ratio with minimums for capital adequacy and prompt corrective action purposes of 4.5% and 6.5%, respectively. The minimum Tier 1 capital to risk-weighted assets ratio was raised from 4.0% to 6.0% under the capital adequacy framework and from 6.0% to 8.0% to be well-capitalized under the prompt corrective action framework. In addition, the rules introduced the concept of a “conservation buffer” of 2.5% applicable to the three capital adequacy risk-weighted asset ratios (CET1, Tier 1, and Total). The conservation buffer will be phased-in on a pro rata basis over a four year period beginning in 2016. If the capital adequacy minimum ratios plus the phased-in conservation buffer amount exceed actual risk-weighted capital ratios, then dividends, share buybacks, and discretionary bonuses to executives could be limited in amount.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier 1 and CET1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). The capital conservation buffer for March 31, 2017 is 8.94% and 7.15% for the Bank and Bancorp, respectively. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes, at March 31, 2017 and December 31, 2016, that the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 2017, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 16 - REGULATORY MATTERS - Continued

The following table sets forth RBB Bancorp’s consolidated and the Bank’s actual capital amounts and ratios and related regulatory requirements for the Bank at March 31, 2017:

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2017:
Total Capital (to Risk-Weighted Assets)
Consolidated	$219,873	18.6%	NA	NA	NA	NA
Bank	$200,127	16.9%	$94,735	8.0%	$118,418	10.0%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$155,653	13.2%	NA	NA	NA	NA
Bank	$185,359	15.7%	$70,838	6.0%	$94,450	8.0%
CET1 Capital (to Risk-Weighted Assets)
Consolidated	$152,414	12.9%	NA	NA	NA	NA
Bank	$185,359	15.7%	$53,128	4.5%	$76,741	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	$155,653	11.1%	NA	NA	NA	NA
Bank	$185,359	13.2%	$56,169	4.0%	$70,212	5.0%

The following table sets forth RBB Bancorp’s consolidated and the Bank’s actual capital amounts and ratios and related regulatory requirements for the Bank at December 31, 2016:

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2016:
Total Capital (to Risk-Weighted Assets)
Consolidated	$217,244	19.2%	NA	NA	NA	NA
Bank	$192,784	17.1%	$90,417	8.0%	$113,021	10.0%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$153,682	13.6%	NA	NA	NA	NA
Bank	$178,645	15.8%	$67,813	6.0%	$90,417	8.0%
CET1 Capital (to Risk-Weighted Assets)
Consolidated	$150,786	13.3%	NA	NA	NA	NA
Bank	$178,645	15.8%	$50,860	4.5%	$73,464	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	$153,682	11.0%	NA	NA	NA	NA
Bank	$178,645	12.8%	$55,777	4.0%	$69,722	5.0%

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 16 - REGULATORY MATTERS - Continued

The California Financial Code generally acts to prohibit banks from making a cash distribution to its shareholders in excess of the lesser of the bank’s undivided profits or the bank’s net income for its last three fiscal years less the amount of any distribution made by the bank’s shareholders during the same period.

The California general corporation law generally acts to prohibit companies from paying dividends on common stock unless its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend. If a company fails this test, then it may still pay dividends if after giving effect to the dividend the company’s assets are at least 125% of its liabilities.

Additionally, the Federal Reserve Bank has issued guidance which requires that they be consulted before payment of a dividend if a bank holding company does not have earnings over the prior four quarters of at least equal to the dividend to be paid, plus other holding company obligations.

NOTE 17 - FAIR VALUE MEASUREMENTS

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less costs to sell. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. Fair values are generally based on third party appraisals of the property which are commonly adjusted by management to reflect an expectation of the amount to be ultimately collected and selling costs (Level 3).

Appraisals for other real estate owned are performed by state licensed appraisers (for commercial properties) or state certified appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. When a Notice of Default is recorded, an appraisal report is ordered. Once received, a member of the credit administration department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison to independent data sources such as recent market data or industry wide-statistics for residential appraisals. Commercial appraisals are sent to an independent third party to review. The Company also compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustments, if any, should be made to the appraisal values on any remaining other real estate owned to arrive at fair value. If the existing appraisal is older than twelve months a new appraisal report is ordered. No significant adjustments to appraised values have been made as a result of this comparison process as of March 31, 2017.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 17 - FAIR VALUE MEASUREMENTS - Continued

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at March 31, 2017 and December 31, 2016:

(dollars in thousands) March 31, 2017	Fair Value Measurements Using:
	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value:
On a Recurring Basis:
Securities Available for Sale	$—	$39,155	$—	$39,155

On a Non-Recurring Basis:
Other Real Estate Owned	$—	$—	$833	$833

December 31, 2016
Assets Measured at Fair Value:
On a Recurring Basis:
Securities Available for Sale	$—	$39,277	$—	$39,277

On a Non-Recurring Basis:
Other Real Estate Owned	$—	$—	$833	$833

No write-downs to OREO were recorded in for the three months ended March 31, 2017 or for the year ended December 31, 2016.

Quantitative information about the Company’s non-recurring Level 3 fair value measurements at March 31, 2017 and December 31, 2016 is as follows:

	Fair Value Amount	Valuation Technique	Unobservable Input	Adjustment Range	Weighted- Average Adjustment
(dollars in thousands)
March 31, 2017
Other Real Estate Owned	$833	Third Party Appraisals	Management Adjustments to Reflect Current Conditions and Selling Costs	10% - 15%	12%

December 31, 2016
Other Real Estate Owned	$833	Third Party Appraisals	Management Adjustments to Reflect Current Conditions and Selling Costs	10% - 15%	12%

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments not previously presented:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Time Deposits in Other Banks

Fair values for time deposits with other banks are estimated using discounted cash flow analyses, using interest rates currently being offered with similar terms.

Loans

For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Deposits

The fair values disclosed for demand deposits, including interest and non-interest demand accounts, savings, and certain types of money market accounts are, by definition based on carrying value. Fair value for fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawal of fixed-rate certificates of deposit is not expected to be significant

Long-Term Debt

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Subordinated Debentures

The fair values of the Company’s Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The fair value hierarchy level and estimated fair value of significant financial instruments at March 31, 2017 and December 31, 2016 are summarized as follows:

		March 31, 2017		December 31, 2016
(dollars in thousands)	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and Due From Banks	Level 1	$147,547	$147,547	$74,213	$74,213
Federal Funds Sold and Other Cash Equivalents	Level 1	20,000	20,000	44,500	44,500
Interest-Bearing Deposits in Other Financial Institutions	Level 1	—	—	345	345
Investment Securities—AFS	Level 2	39,155	39,155	39,277	39,277
Investment Securities—HTM	Level 2	6,206	6,543	6,214	6,553
Mortgage Loans Held for Sale	Level 1	66,555	68,188	44,345	45,433
Loans, Net	Level 3	1,125,377	1,121,887	1,096,284	1,095,944

Financial Liabilities:
Deposits	Level 2	1,248,257	1,247,418	$1,152,763	$1,140,707
FHLB Advances	Level 2	10,000	10,000	—	—
Long-Term Debt	Level 2	49,419	47,843	49,383	48,447
Subordinated Debentures	Level 3	3,357	3,148	3,334	3,334

NOTE 19 - EARNINGS PER SHARE (“EPS”)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	Three Months Ended
	March 31,
	2017		2016
(dollars in thousands except per share amounts)	Income	Shares	Income	Shares
Net Income as Reported	$5,493		$2,840
Shares Outstanding		12,827,803		12,770,571
Impact of Weighting Shares

Used in Basic EPS	5,493	12,827,803	2,840	12,770,571
Diluted Effect of Outstanding Stock Options		897,918		899,286

Used in Diluted EPS	$5,493	13,725,721	$2,840	13,669,857

Basic Earning Per Common Share	$0.43		$0.22
Diluted Earnings Per Common Share	$0.40		$0.21

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016

NOTE 20 - QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company began investing in qualified housing projects in 2016. At March 31, 2017 and December 31, 2016 the balance of the investment for qualified affordable housing projects was $964,000 and $986,000, respectively. This balance is reflected in the accrued interest and other assets line on the consolidated balance sheets. Total unfunded commitments related to the investments in qualified housing projects totaled $840,000 at March 31, 2017 and December 31, 2016. The Company expects to fulfill these commitments during the year ending 2027.

For the three months ended March 31, 2017 and 2016, the Company recognized amortization expense of $22,000 and $2,000, respectively, which was included within income tax expense on the consolidated statements of income.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH

INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2016, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors and Shareholders of

RBB Bancorp and Subsidiaries

Los Angeles, California

We have audited the accompanying consolidated financial statements of RBB Bancorp and Subsidiaries, which are comprised of the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the related notes to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RBB Bancorp and Subsidiaries as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RBB Bancorp’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 22, 2017, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Laguna Hills, California

March 22, 2017

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 www.vtdcpa.com Fax: 949.768.8408

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

(In thousands, except for share amounts)

	2016	2015
ASSETS
Cash and Due from Banks	$74,213	$80,391
Federal Funds Sold and Other Cash Equivalents	44,500	33,500

TOTAL CASH AND CASH EQUIVALENTS	118,713	113,891
Interest-Bearing Deposits in Other Financial Institutions	345	7,462

Securities:
Available for Sale	39,277	20,416
Held to Maturity (Fair Value 2016 - $6,553; 2015 - $7,144)	6,214	6,678
Mortgage Loans Held for Sale	44,345	41,496

Loans Held for Investment:
Real Estate	755,301	525,433
Commercial	361,227	267,266

TOTAL LOANS	1,116,528	792,699
Unaccreted Discount on Acquired Loans	(8,085)	(1,712)
Deferred Loan Costs (Fees), Net	2,003	1,375

	1,110,446	792,362
Allowance for Loan Losses	(14,162)	(10,023)

NET LOANS	1,096,284	782,339

Premises and Equipment	6,585	6,860
Federal Home Loan Bank (“FHLB”) Stock	6,770	4,149
Net Deferred Tax Assets	11,097	7,449
Other Real Estate Owned (“OREO”)	833	293
Cash Surrender Value of Life Insurance	21,958	21,398
Goodwill	29,940	4,001
Servicing Assets	3,704	2,105
Core Deposit Intangibles	1,793	466
Accrued Interest and Other Assets	7,693	4,081

	$1,395,551	$1,023,084

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

(In thousands, except for share amounts)

The accompanying notes are an integral part of these consolidated financial statements.

	2016	2015
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-Bearing Demand	$174,272	$114,647
Savings, NOW and Money Market Accounts	296,699	243,585
Time Deposits Under $250,000	310,969	209,748
Time Deposits $250,000 and Over	370,823	285,437

TOTAL DEPOSITS	1,152,763	853,417

Reserve for Unfunded Commitments	604	320
Income Tax Payable	793	1,174
Long-Term Debt	49,383	—
Subordinated Debentures	3,334	—
Accrued Interest and Other Liabilities	7,089	4,528

TOTAL LIABILITIES	1,213,966	859,439

Commitments and Contingencies - Notes 6 and 12	—	—

Shareholders’ Equity:
Preferred Stock - 100,000,000 Shares Authorized, No Par Value; None Outstanding	—	—
Common Stock - 100,000,000 Shares Authorized, No Par Value; 12,827,803 and 12,770,571 Shares Issued and Outstanding for 2016 and 2015 Respectively	142,651	141,873
Additional Paid-in Capital	8,417	7,706
Retained Earnings	30,784	14,259
Accumulated Other Comprehensive Income (Loss) - Net Unrealized Loss on Securities Available for Sale, Net of Tax of $186 in 2016 and $134 in 2015	(267)	(193)

TOTAL SHAREHOLDERS’ EQUITY	181,585	163,645

	$1,395,551	$1,023,084

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands, except per share amounts)

	2016	2015	2014
INTEREST AND DIVIDEND INCOME
Interest and Fees on Loans	$65,888	$41,026	$36,614
Interest on Interest-Bearing Deposits	334	246	62
Interest on Investment Securities	872	553	969
Dividend Income on FHLB Stock	800	474	287
Interest on Federal Funds Sold and Other	295	214	217

TOTAL INTEREST INCOME	68,189	42,513	38,149
INTEREST EXPENSE
Interest on Savings Deposits, NOW and Money Market Accounts	1,975	1,343	1,104
Interest on Time Deposits	6,968	5,592	3,412
Interest on Subordinated Debentures and other	2,547	—	—
Interest on Other Borrowed Funds	217	1	6

TOTAL INTEREST EXPENSE	11,707	6,936	4,522

NET INTEREST INCOME	56,482	35,577	33,627
Provision for Loan Losses	4,974	1,386	1,446

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	51,508	34,191	32,181
NONINTEREST INCOME
Service Charges, Fees and Other	2,373	1,568	1,415
Gain on Sale of Loans	5,847	4,316	2,496
Recoveries on Loans Acquired in Business Combinations	170	103	204
Increase in Cash Surrender of Life Insurance	560	579	608
Gain on Sale of Securities	19	78	268
Gain on Sale of OREO	—	1,218	493
(Loss) Gain on Sale of Fixed Assets	(3)	—	12

	8,966	7,862	5,496
NONINTEREST EXPENSE
Salaries and Employee Benefits	13,784	11,122	10,426
Occupancy and Equipment Expenses	3,098	2,359	2,356
Data Processing	2,018	1,532	1,446
Legal and Professional	1,565	954	2,417
Office Expenses	598	353	312
Marketing and Business Promotion	542	475	317
Insurance and Regulatory Assessments	883	761	591
Amortization of Intangibles	372	117	131
OREO Expenses (Income), net	28	(18)	112
Other Expenses	5,018	2,429	2,004

	27,906	20,084	20,112

INCOME BEFORE INCOME TAXES	32,568	21,969	17,565
Income Tax Expense	13,489	8,996	7,137

NET INCOME	$19,079	$12,973	$10,428

NET INCOME PER SHARE - BASIC	$1.49	$1.02	$0.82

NET INCOME PER SHARE - DILUTED	$1.39	$0.96	$0.79

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands)

	2016	2015	2014
Net Income	$19,079	$12,973	$10,428

OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized Gains (Losses) on Securities Available for Sale:
Change in Unrealized Gains (Losses)	(107)	(161)	672
Reclassification of Gains Recognized in Net Income	(19)	(78)	(268)

	(126)	(239)	404

Related Income Tax Effect:
Change in Unrealized Gains (Losses)	44	66	(276)
Reclassification of Gains Recognized in Net Income	8	32	110

	52	98	(166)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(74)	(141)	238

TOTAL COMPREHENSIVE INCOME	$19,005	$12,832	$10,666

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance at December 31, 2013	11,658,259	$125,707	$5,201	$7,375	$(290)	$137,993
Net Income				10,428		10,428
Exercise of Stock Options, Including Tax Benefits of $67	164,600	2,150	(438)			1,712
Stock-Based Compensation			1,610			1,610
5% Stock Dividend	587,540	8,355		(8,355)		—
Other Comprehensive Income, Net of Taxes					238	238

Balance at December 31, 2014	12,410,399	$136,212	$6,373	$9,448	$(52)	$151,981
Net Income				12,973		12,973
Exercise of Stock Options, Including Tax Benefits of $21	48,729	613	(122)			491
Stock-Based Compensation			1,455			1,455
2.5% Stock Dividend	311,443	5,048		(5,048)		—
Cash Dividend				(3,114)		(3,114)
Other Comprehensive Loss, Net of Taxes					(141)	(141)

Balance at December 31, 2015	12,770,571	$141,873	$7,706	$14,259	$(193)	$163,645
Net Income				19,079		19,079
Exercise of Stock Options, Including Tax Benefits of $10	57,232	778	(183)			595
Stock-Based Compensation			894			894
Cash Dividend				(2,554)		(2,554)
Other Comprehensive Loss, Net of Taxes					(74)	(74)

Balance at December 31, 2016	12,827,803	$142,651	$8,417	$30,784	$(267)	$181,585

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(In thousands)

	2016	2015	2014
OPERATING ACTIVITIES
Net Income	$19,079	$12,973	$10,428
Adjustments to Reconcile Net Income to Net Cash From Operating Activities:
Depreciation and Amortization of Premises, Equipment and Intangibles	1,360	1,020	919
Net Amortization (Accretion) of Securities, Loans, Deposits, and Other	(7,199)	(1,012)	(2,204)
Provision for Loan Losses	4,974	1,386	1,446
Stock-Based Compensation	894	1,455	1,610
Deferred Tax Expense (Benefit)	1,289	1,361	(218)
Gain on Sale of Securities	(19)	(78)	(268)
Gain on Sale of Loans	(5,847)	(4,316)	(2,496)
Gain on Sale of Other Real Estate Owned	—	(1,218)	(493)
Increase in Cash Surrender Value of Life Insurance	(560)	(579)	(608)
Loans Originated and Purchased for Sale	(184,030)	(157,409)	(95,143)
Proceeds from Loans Sold	221,328	176,744	52,442
Other Items	3,950	(1,232)	2,533

NET CASH FROM OPERATING ACTIVITIES	55,219	29,095	(32,052)
INVESTING ACTIVITIES
Decrease (Increase) in Interest-Bearing Deposits	9,437	(7,262)	(100)
Securities Available for Sale:
Purchases	(12,485)	(5,471)	—
Maturities, Prepayments and Calls	4,403	4,115	11,272
Sales	5,083	5,514	25,606
(Purchase) Redemption of FHLB Stock and Other Equity Securities, net	(3,265)	(766)	164
Net Decrease (Increase) in Loans	40,290	(103,128)	(122,445)
Proceeds from Sales of Other Real Estate Owned	—	2,086	843
Net Cash Paid in Connection with Acquisition	(35,051)	—	—
Purchases of Premises and Equipment	(210)	(468)	(417)

NET CASH FROM INVESTING ACTIVITIES	8,202	(105,380)	(85,077)
FINANCING ACTIVITIES
Net (Decrease) Increase in Demand Deposits and Savings Accounts	(47,679)	65,761	12,724
Net (Decrease) Increase in Time Deposits	(58,235)	20,343	180,614
Net Change in FHLB Advances	—	—	(7,000)
Cash Dividends Paid	(2,554)	(3,114)	—
Issuance of Subordinated Debentures, net of issuance costs	49,274	—	—
Issuance of Common Stock	595	491	1,712

NET CASH FROM FINANCING ACTIVITIES	(58,599)	83,481	188,050

INCREASE IN CASH AND CASH EQUIVALENTS	4,822	7,196	70,921
Cash and Cash Equivalents at Beginning of Period	113,891	106,695	35,774

CASH AND CASH EQUIVALENTS AT END OF YEAR	$118,713	$113,891	$106,695

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$12,342	$6,872	$4,487
Taxes Paid	$12,515	$7,120	$5,810
Transfer from Loans to Other Real Estate Owned	$540	$—	$—
Transfer of Loans to Held for Sale	$71,626	$53,127	$89,359
Securities Held to Maturity Transferred to Available for Sale	$433	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Operations

The accompanying consolidated financial statements include the accounts of RBB Bancorp and its wholly-owned subsidiaries Royal Business Bank (“Bank”) and RBB Asset Management Company (“RAM”), collectively referred to herein as “the Company”. All significant intercompany transactions have been eliminated.

RBB Bancorp was formed in January 2011 as a bank holding company. RAM was formed in 2012 to hold and manage problem assets acquired in business combinations.

RBB Bancorp has no significant business activity other than its investments in Royal Business Bank and RAM. Parent only condensed financial information on RBB Bancorp is provided in Note 21.

The Company operates full-service banking offices in Los Angeles, San Gabriel, Torrance, Rowland Heights, Westlake Village, Oxnard, Monterey Park, Diamond Bar, Cerritos, West LA, Arcadia, and Silverlake, California and Las Vegas, Nevada and a loan production office in the City of Industry, California. The Company’s primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through March 22, 2017, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, term federal funds sold and interest-bearing deposits in other financial institutions with original maturities of less than 90 days. Net cash flows are reported for customer loan and deposit transactions and interest-bearing deposits in other financial institutions.

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The reserves required to be held as of December 31, 2016 and 2015 were $9,811,000 and $4,560,000, respectively. The Company maintains amounts in due from bank accounts, which may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Interest-Bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions not included in cash and cash equivalents are carried at cost.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Securities

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities not classified as held to maturity are classified as available for sale. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a semi-annual basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows; OTTI related to credit loss, which must be recognized in the income statement and; OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans Held For Sale

Mortgage loans originated or acquired and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Loans held for sale consist primarily of first trust deed mortgages on single-family residential properties located in California.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right, when applicable. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loans sold.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Premiums and discounts on loans purchased are grouped by type and certain common risk characteristics and amortized or accreted as an adjustment of yield over the weighted-average remaining contractual lives of

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Loans - Continued

each group of loans, adjusted for prepayments when applicable, using methodologies which approximate the interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days or when, in the opinion of management, there is reasonable doubt as to collectability based on contractual terms of the loan. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each segment.

The Company determines a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral.

The Company recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual loans. Loans, for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired with measurement of impairment as described above.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

General reserves cover non-impaired loans and are based on historical loss rates of peer institutions for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Allowance for Loan Losses - Continued

estimated credit losses as of the evaluation date to differ from the portfolio segment’s historical loss experience. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; changes in the value of the underlying collateral for collateral-dependent loans; concentrations of credit and the effect of other external factors such as competition and legal and regulatory requirements.

Portfolio segments identified by the Company include real estate and commercial loans. Relevant risk characteristics for these portfolio segments generally include debt service coverage, loan-to-value ratios, and financial performance.

Certain Acquired Loans

As part of business acquisitions, the Company acquires certain loans that have shown evidence of credit deterioration since origination. These acquired loans are recorded at the allocated fair value, such that there is no carryover of the seller’s allowance for loan losses. Such acquired loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each purchased loan, and the expected cash flows in excess of the allocated fair value is recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (non-accretable difference). Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded through the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Servicing Rights

When mortgage and Small Business Administration (“SBA”) loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income, which is reported on the income statement as Service Charges, Fees and Other, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal. The amortization of mortgage servicing rights is netted against loan servicing fee income.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Gains on sales of mortgage and SBA loans totaled $5.8 million, $4.3 million, and $2.5 million in 2016, 2015, and 2014, respectively. Gains on sale of mortgage loans totaled $3.4 million, $1.6 million, and $182,000, and gains on sale of SBA loans totaled $2.4 million, $2.7 million, and $2.3 million in 2016, 2015, and 2014 respectively.

Premises and Equipment

Land is carried at cost. Premises, leasehold improvements and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which is thirty years for premises and ranges from three to ten years for leasehold improvements and equipment. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value at the date of foreclosure, establishing a new cost basis by a charge to the allowance for loan losses, if necessary. Other real estate owned is carried at the lower of the Company’s carrying value of the property or its fair value, less estimated carrying costs and costs of disposition. Fair value is based on current appraisals less estimated selling costs. Any subsequent write-downs are charged against operating expenses and recognized as a valuation allowance. Operating expenses and related income of such properties and gains and losses on their disposition are included in other operating income and expenses.

Goodwill and Other Intangible Assets

Goodwill is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill resulting from whole bank acquisitions is not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Goodwill amounted to $29.9 million and $4.0 million as of December 31, 2016 and 2015, respectively, and is the only intangible asset with an indefinite life on the balance sheet. No impairment was recognized on goodwill during 2016 and 2015.

Other intangible assets consist of core deposit intangible (“CDI”) assets arising from whole bank acquisitions. CDI assets are amortized on an accelerated method over their estimated useful life of 8 to 10 years. CDI was recognized in the 2013 acquisition of Los Angeles National Bank and in the 2016 acquisition of TFC

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Goodwill and Other Intangible Assets - Continued

Holding Company. The unamortized balance as of December 31, 2016 and 2015 was $1,793,000 and $466,000, respectively. CDI amortization expense was $372,000, $117,000, and $131,000 in 2016, 2015 and 2014, respectively.

Estimated CDI amortization expense for the next 5 years is as follows (dollars in thousands):

2017	$355
2018	311
2019	274
2020	244
2021	172

Company Owned Life Insurance

The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Federal Home Loan Bank (“FHLB”) Stock

The Company is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Stock-Based Compensation

Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally defined as the vesting period.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Tax effects from an uncertain tax position are recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

Retirement Plans

The Company established a 401(k) plan in 2010. The Company contributed $221,000, $125,000, and $46,000 in 2016, 2015, and 2014, respectively.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note 12. Such financial instruments are recorded in the financial statements when they are funded.

Earnings Per Share (“EPS”)

Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

See Note 16 and Note 17 for more information and disclosures relating to the Company’s fair value measurements.

Operating Segments

Management has determined that since generally all of the banking products and services offered by the Company are available in each branch of the Bank, all branches are located within the same economic environment and management does not allocate resources based on the performance of different lending or transaction activities, it is appropriate to aggregate the Bank branches and report them as a single operating segment.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Reclassifications

Certain reclassifications have been made in the 2015 and 2014 financial statements to conform to the presentation used in 2016. These reclassifications had no impact on the Company’s previously reported financial statements.

Newly Issued Not Yet Effective Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This Update requires an entity to recognize revenue as performance obligations are met, in order to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration the entity is entitled to receive for those goods or services. The following steps are applied in the updated guidance: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the entity satisfies a performance obligation. These amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period and one year later for nonpublic business entities. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that period. The guidance does not apply to revenue associated with financial instruments and therefore the Company does not expect the new guidance to have a material impact on revenue closely associated with financial instruments, including interest income. The Company plans to perform an overall assessment of revenue streams that may be affected by the ASU including deposit related fees to determine if there would be a potential impact on the Company’s Consolidated Financial Statements. The Company plans to adopt ASU No. 2014-09 on January 1, 2018.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). Changes made to the current measurement model primarily affect the accounting for equity securities and readily determinable fair values, where changes in fair value will impact earnings instead of other comprehensive income. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The Update also changes the presentation and disclosure requirements for financial instruments including a requirement that public business entities use exit price when measuring the fair value of financial instruments measured at amortized cost for disclosure purposes. This Update is generally effective for public business entities in fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and one year later for nonpublic business entities. Based upon a preliminary evaluation of the guidance in ASU No. 2016-01 the Company does not believe that the ASU will have a material impact on the Company’s Consolidated Financial Statements. The Company will continue to monitor any updates to the guidance.

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). The most significant change for lessees is the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases, which is generally defined as a lease term of less than 12 months. This change will result in lessees recognizing right-of-use assets and lease liabilities for most leases currently accounted for as operating leases under current lease accounting guidance. The amendments in this Update are effective for interim and annual periods beginning after December 15, 2018, for public business entities and one year later for all other entities. The Company has several lease agreements which are currently considered operating leases and are therefore not included on the Company’s Consolidated Balance

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Newly Issued Not Yet Effective Accounting Standards - Continued

Sheets. Under the new guidance the Company expects that some of the lease agreements will have to be recognized on the Consolidated Balance Sheets as a right-of-use asset with a corresponding lease liability. Based upon a preliminary evaluation the Company expects that the ASU will have an impact on the Company’s Consolidated Balance Sheets. The Company will continue to evaluate how extensive the impact will be under the ASU on the Company’s Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718.) ASU 2016-09 includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements. Under ASU 2016-09, excess tax benefits and certain tax deficiencies will no longer be recorded in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and APIC pools will be eliminated. In addition, the guidance requires excess tax benefits be presented as an operating activity on the statement of cash flows rather than as a financing activity. ASU 2016-09 also permits an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. Forfeitures can be estimated, as required today, or recognized when they occur. This guidance is effective for public business entities for interim and annual reporting periods beginning after December 15, 2016, and for nonpublic business entities annual reporting periods beginning after December 15, 2017, and interim periods within the reporting periods beginning after December 15, 2018. Early adoption is permitted, but all of the guidance must be adopted in the same period. The Company plans to adopt ASU 2016-09 on January 1, 2018. The Company plans to recognize forfeitures as they occur. The adoption of the ASU will not have a material effect on the Company’s Financial Statements or Disclosures. The adoption of ASU 2016-09 could result in increased volatility to income tax expense that is reported related to excess tax benefits and tax.

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instrument (Topic 326). This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today’s guidance delays recognition of credit losses. The standard will replace today’s “incurred loss” approach with an “expected loss” model. The new model, referred to as the current expected credit loss (“CECL”) model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held to maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available for sale (“AFS”) debt securities. For AFS debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. As a result, entities will recognize improvements to estimated credit losses immediately in earnings rather than as interest income over time, as they do today. The ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, public business entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019, for SEC filers, one year later for non SEC filing public business entities and annual reporting periods beginning after December 15, 2020, for nonpublic business entities and interim periods within the reporting periods beginning after December 15, 2021. Early adoption is permitted for interim and annual reporting periods beginning after

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Newly Issued Not Yet Effective Accounting Standards - Continued

December 15, 2018. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). The Company has begun its evaluation of the impact of the implementation of ASU 2016-13. The implementation of the provisions of ASU No. 2016-13 will most likely impact the Company’s Consolidated Financial Statements as to the level of reserves that will be required for credit losses. The Company will continue to access the potential impact that this ASU will have on the Company’s Consolidated Financial Statements.

NOTE 2 - ACQUISITIONS

TFC HOLDING COMPANY ACQUISITION:

On February 19, 2016, the Company acquired all the assets and assumed all the liabilities of TFC Holding Company in exchange for cash of $86.7 million. TFC Holding Company operated six branches in the Los Angeles metropolitan area. The Company acquired TFC Holding Company to strategically increase its existing presence in the Los Angeles area. Goodwill in the amount of $25.9 million was recognized in this acquisition. Goodwill represents the future economic benefits arising from net assets acquired that are not individually identified and separately recognized and is attributable to synergies expected to be derived from the combination of the two entities. Goodwill is not deductible for income tax purposes.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 - ACQUISITIONS - Continued

The following table represents the assets acquired and liabilities assumed of TFC Holding Company as of February 19, 2016 and the fair value adjustments and amounts recorded by the Company in 2016 under the acquisition method of accounting:

(dollars in thousands)	TFC Book Value	Fair Value Adjustments	Fair Value
ASSETS ACQUIRED
Cash and Cash Equivalents	$51,613	$—	$51,613
Interest-Bearing Deposits in Other Financial Institutions	2,320	—	2,320
Net Investments - Available for Sale	15,952	(106)	15,846
Loans, gross	400,887	(13,211)	387,676
Allowance for Loan Losses	(9,857)	9,857	—
Bank Premises and Equipment	225	—	225
Deferred Income Taxes	4,027	858	4,885
Other Assets	5,595	1,699	7,294

Total Assets Acquired	$470,762	$(903)	$469,859

LIABILITIES ASSUMED
Deposits	$404,465	$848	$405,313
Subordinated Debentures	5,155	(1,900)	3,255
Other Liabilities	566	—	566

Total Liabilities Assumed	410,186	(1,052)	409,134
Excess of Assets Acquired Over Liabilities Assumed	60,576	149	60,725

	$470,762	$(903)

Cash Paid			86,664

Goodwill Recognized			$25,939

The Company accounted for the transaction under the acquisition method of accounting which requires purchased assets and liabilities assumed to be recorded at their respective fair values at the date of acquisition. The Company determined the fair value of loans, leases, core deposit intangible, deposits, and Subordinated Debentures with the assistance of a third party valuation.

The estimated fair values are subject to refinement as additional information relative to the closing date fair values becomes available through the measurement period. While additional significant changes to the closing date fair values are not expected, any information relative to the changes in these fair values will be evaluated to determine if such changes are due to events and circumstances that existed as of the acquisition date. During the measurement period, any such changes will be recorded as part of the closing date fair value.

In many cases, the fair values of assets acquired and liabilities assumed were determined by estimating the cash flows expected to result from those assets and liabilities and discounting them at appropriate market rates. The most significant category of assets for which this procedure was used was that of acquired loans. The excess of expected cash flows above the fair value of the majority of loans will be accreted to interest income over the remaining lives of the loans in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310-20.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 2 - ACQUISITIONS - Continued

For loans acquired, the contractual amounts due, expected cash flows to be collected, interest component and fair value as of the respective acquisition dates were as follows:

(dollars in thousands)	Acquired Loans
Contractual Amounts Due	$441,275
Cash Flows not Expected to be Collected	—

Expected Cash Flows	441,275
Interest Component of Expected Cash Flows	53,599

Fair Value of Acquired Loans	$387,676

None of the loans acquired had evidence of deterioration of credit quality since origination for which it was probable, at acquisition, that the Company would be unable to collect all contractually required payments receivable.

In accordance with generally accepted accounting principles there was no carryover of the allowance for loan losses that had been previously recorded by TFC Holding Company.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 3 - INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of securities available for sale and held to maturity at December 31, 2016 and 2015, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016
Available for Sale
Government Agency Securities	$5,453	$—	$(136)	$5,317
Mortgage-Backed Securities - Government Sponsored Agencies	23,913	38	(311)	23,640
Corporate Debt Securities	10,364	21	(65)	10,320

	$39,730	$59	$(512)	$39,277

Held to Maturity
Municipal Taxable Securities	$5,301	$328	$—	$5,629
Municipal Securities	913	11	—	924

	$6,214	$339	$—	$6,553

December 31, 2015
Available for Sale
Mortgage-Backed Securities - Government Sponsored Agencies	$15,292	$—	$(263)	$15,029
Corporate Debt Securities	5,451	—	(64)	5,387

	$20,743	$—	$(327)	$20,416

Held to Maturity
Municipal Taxable Securities	$5,741	$440	$—	$6,181
Municipal Securities	937	26	—	963

	$6,678	$466	$—	$7,144

During 2016, 2015 and 2014 the Company sold $5.1 million, $5.5 million and $25.6 million of securities available for sale, recognizing gross gains of $19,000, $78,000 and $268,000, respectively.

One security with a fair value of $933,000 and $1,220,000 was pledged to secure a local agency deposit at December 31, 2016 and December 31, 2015, respectively.

The amortized cost and fair value of the investment securities portfolio as of December 31, 2016 are shown by expected maturity below. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
(dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within One Year	$—	$—	$1,002	$1,016
Due From One through Five Years	26,432	26,215	1,957	2,092
Due from Five to Ten Years	13,298	13,062	3,255	3,445

	$39,730	$39,277	$6,214	$6,553

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 3 - INVESTMENT SECURITIES - Continued

The following table summarizes securities with unrealized losses at December 31, 2016 and December 31, 2015, aggregated by major security type and length of time in a continuous unrealized loss position. There were no Held to Maturity Securities in a continuous unrealized loss position at December 31, 2016 and December 31, 2015:

	Less than Twelve Months		Twelve Months or More		Total
(dollars in thousands)	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value
December 31, 2016
Government Agency Securities	$(136)	$5,317	$—	$—	$(136)	$5,317
Mortgage-Backed Securities-
Government Sponsored Agencies	(221)	16,231	(90)	2,504	(311)	18,735
Corporate Debt Securities	(65)	5,147	—	—	(65)	5,147

Total Available for Sale	$(422)	$26,695	$(90)	$2,504	$(512)	$29,199

December 31, 2015
Government Agency Securities	$—	$—	$—	$—	$—	$—
Mortgage-Backed Securities- Government Sponsored Agencies	(79)	10,581	(184)	4,448	(263)	15,029
Corporate Debt Securities	(64)	5,387	—	—	(64)	5,387

Total Available for Sale	$(143)	$15,968	$(184)	$4,448	$(327)	$20,416

Unrealized losses have not been recognized into income because the issuer bonds are of high credit quality, management does not intend to sell, it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.

NOTE 4 - LOANS

The Company’s loan portfolio consists primarily of loans to borrowers within Los Angeles and Orange County, California. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company’s market area and, as a result, the Company’s loan and collateral portfolios are, to some degree, concentrated in those industries.

A summary of the changes in the allowance for loan losses as of December 31 follows:

(dollars in thousands)	2016	2015	2014
Beginning Balance	$10,023	$8,848	$7,549
Additions to the Allowance Charged to Expense	4,974	1,386	1,446
Recoveries on Loans Charged-Off	—	211	95

	14,997	10,445	9,090
Less Loans Charged-Off	(835)	(422)	(242)

Ending Balance	$14,162	$10,023	$8,848

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 4 - LOANS - Continued

The following table presents the recorded investment in loans and impairment method as of December 31, 2016, 2015 and 2014 and the activity in the allowance for loan losses for the years then ended, by portfolio segment:

(dollars in thousands) December 31, 2016	Real Estate	Commercial	Total
Allowance for Loan Losses:
Beginning of Year	$5,788	$4,235	$10,023
Provisions	2,323	2,651	4,974
Charge-offs	—	(835)	(835)
Recoveries	—	—	—

	$8,111	$6,051	$14,162

Reserves:
Specific	$—	$1,782	$1,782
General	8,111	4,269	12,380
Loans Acquired with Deteriorated Credit Quality	—	—	—

	$8,111	$6,051	$14,162

Loans Evaluated for Impairment:
Individually	$2,556	$3,577	$6,133
Collectively	744,349	359,234	1,103,583
Loans Acquired with Deteriorated Credit Quality	730	—	730

	$747,635	$362,811	$1,110,446

December 31, 2015
Allowance for Loan Losses:
Beginning of Year	$5,696	$3,152	$8,848
Provisions	(108)	1,494	1,386
Charge-offs	—	(422)	(422)
Recoveries	200	11	211

	$5,788	$4,235	$10,023

Reserves:
Specific	$—	$—	$—
General	5,788	4,235	10,023
Loans Acquired with Deteriorated Credit Quality	—	—	—

	$5,788	$4,235	$10,023

Loans Evaluated for Impairment:
Individually	$1,482	$4,630	$6,112
Collectively	519,963	264,610	784,573
Loans Acquired with Deteriorated Credit Quality	1,677	—	1,677

	$523,122	$269,240	$792,362

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 4 - LOANS - Continued

(dollars in thousands) December 31, 2014	Real Estate	Commercial	Total
Allowance for Loan Losses:
Beginning of Year	$5,108	$2,442	$7,550
Provisions	493	952	1,445
Charge-offs	—	(242)	(242)
Recoveries	95	—	95

	$5,696	$3,152	$8,848

Reserves:
Specific	$—	$—	$—
General	5,696	3,152	8,848
Loans Acquired with Deteriorated Credit Quality	—	—	—

	$5,696	$3,152	$8,848

Loans Evaluated for Impairment:
Individually	$3,216	$593	$3,809
Collectively	517,873	176,821	694,694
Loans Acquired with Deteriorated Credit Quality	1,933	—	1,933

	$523,022	$177,414	$700,436

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis typically includes larger, non-homogeneous loans such as commercial real estate and commercial and industrial loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Pass - Loans classified as pass include loans not meeting the risk ratings defined below.

Special Mention - Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Impaired - A loan is considered impaired, when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as troubled debt restructurings are considered impaired.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 4 - LOANS - Continued

The risk category of loans by class of loans was as follows as of December 31, 2016 and 2015:

(dollars in thousands) December 31, 2016	Pass	Special Mention	Substandard	Impaired	Total
Real Estate:
Construction and Land Development	$87,174	$1,932	$—	$303	$89,409
Residential Real Estate	258,415	13,950	6,272	—	278,637
Commercial Real Estate	353,290	4,562	19,484	2,253	379,589
Commercial:
Other	194,227	—	9,616	—	203,843
SBA	151,066	1,934	2,391	3,577	158,968

	$1,044,172	$22,378	$37,763	$6,133	$1,110,446

December 31, 2015
Real Estate:
Construction and Land Development	$67,278	$—	$—	$315	$67,593
Residential Real Estate	231,771	—	—	—	231,771
Commercial Real Estate	218,844	—	3,747	1,167	223,758
Commercial:
Other	157,394	999	2,086	—	160,479
SBA	103,846	—	285	4,630	108,761

	$779,133	$999	$6,118	$6,112	$792,362

The following tables present the recorded investment in non-accrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2016 and December 31, 2015:

(dollars in thousands)	Non-Accrual		Loans Past Due Over 90 Days Still Accruing
	2016	2015	2016	2015
Commercial:
SBA	$3,577	$4,365	$—	$—

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 4 - LOANS - Continued

The following table presents the aging of the recorded investment in past-due loans as of December 31, 2016 and 2015 by class of loans:

(dollars in thousands) December 31, 2016	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Real Estate:
Construction and Land Development	$—	$—	$—	$—	$89,409	$89,409
Residential Real Estate	—	—	—	—	278,637	278,637
Commercial Real Estate	—	—	—	—	379,589	379,589
Commercial:
Other	343	—	—	343	203,500	203,843
SBA	—	—	3,577	3,577	155,391	158,968

	$343	$—	$3,577	$3,920	$1,106,526	$1,110,446

December 31, 2015
Real Estate:
Construction and Land	$—	$—	$—	$—	$67,593	$67,593
Development	—	—	—	—	231,771	231,771
Residential Real Estate	—	—	—	—	223,758	223,758
Commercial:
Other	271	—	—	271	160,208	160,479
SBA	—	—	4,365	4,365	104,396	108,761

	$271	$—	$4,365	$4,636	$787,726	$792,362

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 4 - LOANS - Continued

Information relating to individually impaired loans presented by class of loans was as follows as of December 31, 2016 and 2015:

(dollars in thousands) December 31, 2016	Unpaid Principal Balance	Recorded Investment	Average Balance	Interest Income	Related Allowance
With no Related Allowance Recorded
Construction and Land Development	$303	$303	$309	$21	$—
Commercial Real Estate	2,253	2,253	1,710	280	—
Commercial - SBA	18	18	93	—	—

Subtotal	2,574	2,574	2,112	301	—

With an Allowance Recorded
Commercial - SBA	3,559	3,559	3,559	—	1,782

Total	$6,133	$6,133	$5,671	$301	$1,782

December 31, 2015
With no Related Allowance Recorded
Construction and Land Development	$315	$315	$320	$4	$—
Commercial Real Estate	1,167	1,167	1,145	195	—
Commercial - SBA	4,630	4,630	4,545	14	—

Total	$6,112	$6,112	$6,010	$213	$—

December 31, 2014
With no Related Allowance Recorded
Construction and Land Development	$702	$697	$1,382	$216	$—
Commercial Real Estate	2,519	2,519	2,507	327	—
Commercial - SBA	593	593	588	9	—

	$3,814	$3,809	$4,477	$552	$—

No interest income was recognized on a cash basis as of December 31, 2016, 2015 and 2014.

The Company had six and seven loans identified as troubled debt restructurings (“TDR’s”) at December 31, 2016 and 2015, respectively. A specific reserve for $1,782,000 has been allocated for one loan as of December 31, 2016. There are no commitments to lend additional amounts as of December 31, 2016 and 2015, respectively, to customers with outstanding loans that are classified as TDR’s.

During the year ended December 31, 2016, the terms of certain loans were modified as TDR’s. The modification of the terms generally included loans where a moratorium on loan payments was granted. Such moratoriums ranged from three months to six months on the loans restructured in 2016.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 4 - LOANS - Continued

The following table presents loans by class modified as TDR’s that occurred during the year ended December 31, 2016:

(dollars in thousands) December 31, 2016	Number of Loans	Pre- Modification Recorded Investment	Post- Modification Recorded Investment
Commercial Real Estate	1	$1,047	$1,047

December 31, 2015
Commercial - SBA	3	$4,606	$4,606

Two loans to the same customer which were modified in 2015 later defaulted. Default for this purpose is defined as the loan being 90 days or more past due under the modified terms. The total carrying value of those two loans as of December 31, 2015 was approximately $4,365,000, of which approximately $4,163,000 was supported by SBA guarantees.

The Company has purchased loans as part of its whole bank acquisitions, for which there was at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected.

The outstanding balance and carrying amount of purchased credit-impaired loans as of December 31 were as follows:

(dollars in thousands)	2016	2015
Outstanding Balance	$878	$2,444
Carrying Amount	$730	$1,677

For these purchased credit-impaired loans, the Company did not increase the allowance for loan losses during 2016 or 2015 as there were no significant reductions in the expected cash flows.

Below is a summary of activity in the accretable yield on purchased credit-impaired loans for 2016 and 2015:

(dollars in thousands)	2016	2015	2014
Balance, Beginning of Year	$349	$574	$771
Disposals	—	(99)	—
Restructuring as TDR	(22)	—	—
Accretion of Income	(185)	(126)	(197)

Balance, End of Year	$142	$349	$574

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 5 - LOAN SERVICING

Mortgage and SBA loans serviced for others are not reported as assets. The principal balances as of December 31 are as follows:

(dollars in thousands)	2016	2015
Loans Serviced for Others:
Mortgage Loans	$259,207	$106,866
SBA Loans	$110,263	$74,371

Activity for servicing assets follows:

	2016		2015		2014
(dollars in thousands)	Mortgage Loans	SBA Loans	Mortgage Loans	SBA Loans	Mortgage Loans	SBA Loans
Servicing Assets:
Beginning of year	$298	$1,807	$—	$720	$—	$128
Additions	912	1,353	329	1,268	—	724
Amortized to expense	(208)	(458)	(31)	(181)	—	(132)

End of year	$1,002	$2,702	$298	$1,807	$—	$720

The fair value of servicing assets for mortgage loans was $1,184,000 and $298,000 as of December 31, 2016 and 2015, respectively. The fair value of servicing assets for SBA loans was $3,142,000 and $2,305,000 as of December 31, 2016 and 2015, respectively.

Servicing fees net of servicing asset amortization totaled $615,000, $272,000, and $54,000 for the years ended December 31, 2016, 2015, and 2014, respectively.

NOTE 6 - PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

(dollars in thousands)	2016	2015
Land and Buildings	$5,423	$5,424
Leasehold Improvements	2,885	2,728
Furniture, Fixtures, and Equipment	2,950	2,675

	11,258	10,827
Less Accumulated Depreciation and Amortization	(4,673)	(3,967)

	$6,585	$6,860

Depreciation and amortization expense was $750,000, $625,000, and $591,000 for 2016, 2015, and 2014, respectively.

19 The Company leases several of its operating facilities under various noncancellable operating leases expiring at various dates through 2022. The Company is also responsible for common area maintenance, taxes and insurance at the various branch locations.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 6 - PREMISES AND EQUIPMENT - Continued

Future minimum rent payments on the Company’s leases were as follows as of December 31, 2016:

(dollars in thousands)
2017	$1,568
2018	1,270
2019	704
2020	440
2021	330
Thereafter	129

$4,441

The minimum rent payments shown above are given for the existing lease obligation and are not a forecast of future rental expense. Total rental expense, recognized on a straight-line basis, was $1.6 million, $1.2 million, and $1.2 million for 2016, 2015, and 2014, respectively.

NOTE 7 - DEPOSITS

At December 31, 2016 the scheduled maturities of time deposits are as follows:

(dollars in thousands)
One year	$668,913
Two to three years	12,879

$681,792

NOTE 8 - LONG-TERM DEBT

At December 31, 2016 long-term debt was as follows:

(dollars in thousands)	Principal	Unamortized Debt Issuance Costs
6.5% fixed to floating rate subordinated debentures, due March 31, 2026	$50,000	$617

In March 2016, the Company issued $50 million of 6.5% fixed to floating rate subordinated debentures, due March 31, 2026. The interest rate is fixed through March 31, 2021 and floats at 3 month LIBOR plus 516 basis points thereafter. The sub-debt is considered Tier-two capital at the Company. The Company allocated $35 million to the Bank as Tier-one capital.

NOTE 9 - SUBORDINATED DEBENTURES

The Company, through the acquisition of TFC Bancorp, acquired TFC Statutory Trust. The Trust contained a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1,000 per security. TFC Bancorp issued $5,000,000 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. The Company is not considered the primary beneficiary of this trust (variable interest entity), therefore the trust is not consolidated in

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 9 - SUBORDINATED DEBENTURES - Continued

the Company’s financial statements, but rather the subordinated debentures are shown as a liability at market value as of the close of the acquisition which was $3,255,000. There was a $1,900,000 valuation reserve recorded to arrive at market value which is treated as a yield adjustment and is amortized over the life of the security. The amount of amortization expense recognized in 2016 was $79,000. The Company also purchased an investment in the common stock of the trust for $155,000 which is included in other assets. The Company may redeem the subordinated debentures, subject to prior approval by the Federal Reserve Bank on or after March 15, 2012, at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on March 15, 2037. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. The Company has been paying interest on a quarterly basis. The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.65%, which was 2.61% at December 31, 2016.

NOTE 10 - BORROWING ARRANGEMENTS

The Company has established secured and unsecured lines of credit. The Company may borrow funds from time to time on a term or overnight basis from the Federal Home Loan Bank of San Francisco (“FHLB”), the Federal Reserve Bank of San Francisco (“FRB”) and other financial institutions as indicated below.

Federal Funds Arrangements with Commercial Banks. As of December 31, 2016 the Company may borrow on an unsecured basis, up to $20 million, $10 million, $12 million and $5 million overnight from Zions Bank, Wells Fargo Bank, First Tennessee National Bank, and Pacific Coast Bankers’ Bank, respectively.

Letter of Credit Arrangements. As of December 31, 2016 the Company had an unsecured commercial letter of credit line with Wells Fargo Bank for $2 million.

FRB Secured Line of Credit. The secured borrowing capacity of $15 million at December 31, 2016 is collateralized by loans pledged with a carrying value of $25.6 million.

FHLB Secured Line of Credit. The secured borrowing capacity of $387.3 million at December 31, 2016 is collateralized by loans pledged with a carrying value of $434.6 million.

There were no amounts outstanding under any of the arrangements above as of December 31, 2016 and 2015.

NOTE 11 - INCOME TAXES

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 11 - INCOME TAXES - Continued

Income tax expense consists of the following:

(dollars in thousands)	2016	2015	2014
Current:
Federal	$9,359	$5,662	$5,580
State	2,841	1,973	1,775

	12,200	7,635	7,355
Deferred	1,289	1,361	(218)

	$13,489	$8,996	$7,137

A comparison of the federal statutory income tax rates to the Company’s effective income tax rates at December 31 follows:

	2016		2015		2014
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Statutory Federal Tax	$11,399	35.0%	$7,469	34.0%	$5,972	34.0%
State Franchise Tax, Net of Federal Benefit	2,281	7.0%	1,550	7.1%	1,224	7.0%
Tax-Exempt Income	(202)	(0.6%)	(203)	(0.9%)	(213)	(1.2%)
Other Items, Net	11	0.0%	180	0.8%	154	0.9%

Actual Tax Expense	$13,489	41.4%	$8,996	41.0%	$7,137	40.6%

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying balance sheets at December 31:

(dollars in thousands)	2016	2015
Deferred Tax Assets:
Pre-Opening Expenses	$287	$321
Allowance For Loan Losses	5,954	4,076
Stock-Based Compensation	2,576	2,345
Off Balance Sheet Reserve	254	132
Operating Loss Carryforwards	693	796
Other Real Estate Owned	17	13
Acquisition Accounting Fair Value Adjustments	1,779	457
Unrealized Loss on AFS Securities	186	134
Other	2,520	1,905

	14,266	10,179
Deferred Tax Liabilities:
Depreciation	(917)	(1,024)
Other	(2,252)	(1,706)

	(3,169)	(2,730)

Net Deferred Tax Assets	$11,097	$7,449

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 11 - INCOME TAXES - Continued

The Company has net operating loss carryforwards from acquisitions of approximately $697,000 for federal income and approximately $6.4 million for California franchise tax purposes. Net operating loss carry forwards, to the extent not used will begin to expire in 2027. Net operating loss carryforwards available from acquisitions are substantially limited by Section 382 of the Internal Revenue Code and benefits not expected to be realized due to the limitation have been excluded from the deferred tax asset and net operating loss carryforward amounts noted above. The Company is subject to federal income tax and franchise tax of the state of California. Income tax returns for the years ended after December 31, 2012 are open to audit by the federal authorities and for the years ended after December 31, 2011 are open to audit by California state authorities.

NOTE 12 - COMMITMENTS

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit, unused lines of credit, commercial and similar letters of credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company’s financial statements.

The Company’s exposure to loan loss in the event of nonperformance on these financial commitments is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2016 and 2015, the Company had the following financial commitments whose contractual amount represents credit risk:

	2016		2015
(dollars in thousands)	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to Make Loans	$54,812	$13,191	$31,597	$10,613
Unused Lines of Credit	38,943	53,435	48,351	37,723
Commercial and Similar Letters of Credit	8,966	—	10,424	—
Standby Letters of Credit	1,100	150	780	205

	$103,821	$66,776	$91,152	$48,541

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company is based on management’s credit evaluation of the customer.

The Company is involved in various matters of litigation which have arisen in the ordinary course of business and accruals for estimates of potential losses have been provided when necessary and appropriate under generally accepted accounting principles. In the opinion of management, the disposition of such pending litigation will not have a material effect on the Company’s financial statements.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 13 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates were as follows:

(dollars in thousands)	2016	2015
Balance, Beginning of Year	$3,971	$9,283
New Loans and Advances	1,274	11,888
Repayments	(1,800)	(17,200)

Balance, End of Year	$3,445	$3,971

Loan commitments outstanding to executive officers, directors and their related interests with whom they are associated totaled approximately $2.3 million and $2.1 million as of December 31, 2016 and 2015, respectively.

Deposits from principal officers, directors, and their affiliates at year-end 2016 and 2015 were $37.2 million and $42.1 million.

NOTE 14 - STOCK OPTION PLAN

Under the terms of the Company’s 2010 Stock Option Plan, officers and key employees may be granted both nonqualified and incentive stock options and directors and organizers, who are not also an officer or employee, may only be granted nonqualified stock options. The Plan provides for options to purchase up to 30 percent of the outstanding common stock at a price not less than 100 percent of the fair market value of the stock on the date of the grant. Stock options expire no later than ten years from the date of the grant and generally vest over three years. The Company recognized stock-based compensation expense of $894,000, $1.5 million, and $1.6 million in 2016, 2015, and 2014 and recognized income tax benefits on that expense of $267,000, $482,000, and $454,000, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions presented below:

	2016	2015
Expected Volatility	35.0%	35.0%
Expected Term	6.0 Years	6.0 Years
Expected Dividends	None	None
Risk Free Rate	1.93%	1.84%
Grant Date Fair Value	$6.76	$6.29

Since the Company has a limited amount of historical stock activity the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the options remain outstanding. Since the Company does not have sufficient historical data on the exercise of stock options, the expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 14 - STOCK OPTION PLAN - Continued

A summary of the status of the Company’s stock option plan as of December 31, 2016 and changes during the year then ended is presented below:

(dollars in thousands, except for share amounts)	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Beginning of Year	2,374,657	$10.68
Granted	210,000	$18.25
Exercised	(57,232)	$10.22
Forfeited or Expired	(32,291)	$15.81

Outstanding at End of Year	2,495,134	$11.26	4.7 Years	$17,449

Options Exercisable	2,166,308	$10.35	4.1 Years	$17,123

As of December 31, 2016 there was approximately $1,453,000 of total unrecognized compensation cost related to outstanding stock options that will be recognized over a weighted-average period of 1.5 years. The intrinsic value of options exercised was $216,000, $231,000, and $609,000 in 2016, 2015, and 2014, respectively.

NOTE 15 - REGULATORY MATTERS

Holding companies (with assets over $1 billion at the beginning of the year) and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements.

In July, 2013, the federal bank regulatory agencies approved the final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. The new rules became effective on January 1, 2015, with certain of the requirements phased-in over a multi-year schedule. Under the rules, minimum requirements increased for both the quantity and quality of capital held by the Bank. The rules include a new common equity Tier 1 (“CET1”) capital to risk-weighted assets ratio with minimums for capital adequacy and prompt corrective action purposes of 4.5% and 6.5%, respectively. The minimum Tier 1 capital to risk-weighted assets ratio was raised from 4.0% to 6.0% under the capital adequacy framework and from 6.0% to 8.0% to be well-capitalized under the prompt corrective action framework. In addition, the rules introduced the concept of a “conservation buffer” of 2.5% applicable to the three capital adequacy risk-weighted asset ratios (CET1, Tier 1, and Total). The conservation buffer will be phased-in on a pro rata basis over a four year period beginning in 2016. If the capital adequacy minimum ratios plus the phased-in conservation buffer amount exceed actual risk-weighted capital ratios, then dividends, share buybacks, and discretionary bonuses to executives could be limited in amount.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total, Tier 1 and CET1 capital (as defined

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 15 - REGULATORY MATTERS - Continued

in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). The capital conservation buffer for 2016 is 9.057%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes, as of December 31, 2016 and 2015, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2016, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

The following table sets forth RBB Bancorp’s consolidated and the Bank’s actual capital amounts and ratios and related regulatory requirements for the Bank as of December 31, 2016:

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2016:
Total Capital (to Risk-Weighted Assets)
Consolidated	$217,244	19.2%	NA	NA	NA	NA
Bank	$192,784	17.1%	$90,417	8.0%	$113,021	10.0%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$153,682	13.6%	NA	NA	NA	NA
Bank	$178,645	15.8%	$67,813	6.0%	$90,417	8.0%
CET1 Capital (to Risk-Weighted Assets)
Consolidated	$150,786	13.3%	NA	NA	NA	NA
Bank	$178,645	15.8%	$50,860	4.5%	$73,464	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	$153,682	11.0%	NA	NA	NA	NA
Bank	$178,645	12.8%	$55,777	4.0%	$69,722	5.0%

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 15 - REGULATORY MATTERS - Continued

The following table sets forth RBB Bancorp’s consolidated and the Bank’s actual capital amounts and ratios and related regulatory requirements for the Bank as of December 31, 2015:

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2015:
Total Capital (to Risk-Weighted Assets)
Consolidated	$168,851	21.5%	NA	NA	NA	NA
Bank	$154,468	19.7%	$62,625	8.0%	$78,281	10.0%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$159,020	20.2%	NA	NA	NA	NA
Bank	$144,675	18.5%	$46,969	6.0%	$62,625	8.0%
CET1 Capital (to Risk-Weighted Assets)
Consolidated	$159,020	20.2%	NA	NA	NA	NA
Bank	$144,675	18.5%	$35,227	4.5%	$50,883	6.5%
Tier 1 Capital (to Average Assets)
Consolidated	$159,020	15.3%	NA	NA	NA	NA
Bank	$144,675	13.9%	$41,514	4.0%	$51,893	5.0%

The California Financial Code generally acts to prohibit banks from making a cash distribution to its shareholders in excess of the lesser of the bank’s undivided profits or the bank’s net income for its last three fiscal years less the amount of any distribution made by the bank’s shareholders during the same period.

The California general corporation law generally acts to prohibit companies from paying dividends on common stock unless its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend. If a company fails this test, then it may still pay dividends if after giving effect to the dividend the company’s assets are at least 125% of its liabilities.

Additionally, the Federal Reserve Bank has issued guidance which requires that they be consulted before payment of a dividend if a bank holding company does not have earnings over the prior four quarters of at least equal to the dividend to be paid, plus other holding company obligations.

NOTE 16 – FAIR VALUE MEASUREMENTS

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 16 – FAIR VALUE MEASUREMENTS - Continued

costs to sell. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. Fair values are generally based on third party appraisals of the property which are commonly adjusted by management to reflect an expectation of the amount to be ultimately collected and selling costs (Level 3).

Appraisals for other real estate owned are performed by state licensed appraisers (for commercial properties) or state certified appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. When a Notice of Default is recorded, an appraisal report is ordered. Once received, a member of the credit administration department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison to independent data sources such as recent market data or industry wide-statistics for residential appraisals. Commercial appraisals are sent to an independent third party to review. The Company also compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustments, if any, should be made to the appraisal values on any remaining other real estate owned to arrive at fair value. If the existing appraisal is older than twelve months a new appraisal report is ordered. No significant adjustments to appraised values have been made as a result of this comparison process as of December 31, 2016.

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31, 2016 and 2015:

(dollars in thousands) December 31, 2016	Fair Value Measurements Using:
	Level 1	Level 2	Level 3	Total
Assets Measured at Fair Value:
On a Recurring Basis:
Securities Available for Sale	$—	$39,277	$—	$39,277

On a Non-Recurring Basis:
Other Real Estate Owned	$—	$—	$833	$833

December 31, 2015
Assets Measured at Fair Value:
On a Recurring Basis:
Securities Available for Sale	$—	$20,416	$—	$20,416

On a Non-Recurring Basis:
Other Real Estate Owned	$—	$—	$293	$293

No write-downs to OREO were recorded in 2016 or 2015.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 16 – FAIR VALUE MEASUREMENTS - Continued

Quantitative information about the Company’s non-recurring Level 3 fair value measurements as of December 31, 2016 and 2015 is as follows:

(dollars in thousands) December 31, 2016	Fair Value Amount	Valuation Technique	Unobservable Input	Adjustment Range	Weighted- Average Adjustment
Other Real Estate Owned	$833	Third Party	Management Adjustments	10% - 15%	12%
		Appraisals	to Reflect Current
			Conditions and Selling
			Costs
December 31, 2015
Other Real Estate Owned	$293	Third Party	Management Adjustments	13%	13%
		Appraisals	to Reflect Current
			Conditions and Selling
			Costs

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments not previously presented:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Time Deposits in Other Banks

Fair values for time deposits with other banks are estimated using discounted cash flow analyses, using interest rates currently being offered with similar terms.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

Loans

For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Deposits

The fair values disclosed for demand deposits, including interest and non-interest demand accounts, savings, and certain types of money market accounts are, by definition based on carrying value. Fair value for fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawal of fixed-rate certificates of deposit is not expected to be significant

Long-Term Debt

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Subordinated Debentures

The fair values of the Company’s Subordinated Debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 3 classification.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The fair value hierarchy level and estimated fair value of significant financial instruments at December 31, 2016 and 2015 are summarized as follows:

		2016		2015
(dollars in thousands)	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and Due From Banks	Level 1	$74,213	$74,213	$80,391	$80,391
Federal Funds Sold and Other Cash Equivalents	Level 1	44,500	44,500	33,500	33,500
Interest-Bearing Deposits in Other Financial Institutions	Level 1	345	345	7,462	7,462
Investment Securities - AFS	Level 2	39,277	39,277	20,416	20,416
Investment Securities - HTM	Level 2	6,214	6,553	6,678	7,144
Mortgage Loans Held for Sale	Level 1	44,345	45,433	41,496	42,096
Loans, Net	Level 3	1,096,284	1,095,944	782,339	807,290

Financial Liabilities:
Deposits	Level 2	$1,152,763	$1,140,707	$853,417	$848,639
Long-Term Debt	Level 2	49,383	48,447	—	—
Subordinated Debentures	Level 3	3,334	3,334	—	—

NOTE 18 - EARNINGS PER SHARE (“EPS”)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

	2016		2015		2014
(dollars in thousands)	Income	Shares	Income	Shares	Income	Shares
Net Income as Reported	$19,079		$12,973		$10,428
Shares Outstanding at Year End		12,827,803		12,770,571		12,720,659
Impact of Weighting Shares
Purchased During the Year		(26,813)		(8,739)		(78,599)

Used in Basic EPS	19,079	12,800,990	12,973	12,761,832	10,428	12,642,060
Dilutive Effect of Outstanding
Stock Options		894,910		790,850		528,625

Used in Dilutive EPS	$19,079	13,695,900	$12,973	13,552,682	$10,428	13,170,685

Stock options for 321,000, 139,225, and 159,400 shares of common stock were not considered in computing diluted earnings per common share for 2016, 2015, and 2014, respectively, because they were anti-dilutive.

NOTE 19 - STOCK DIVIDENDS

The Company issued a 2.5% and a 5% stock dividend in 2015, and 2014 respectively. No stock dividend was issued in 2016. The per share data in the statements of income and the footnotes have been adjusted to give retroactive effect to these dividends.

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 20 - QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company began investing in qualified housing projects in 2016. At December 31, 2016 the balance of the investment for qualified affordable housing projects was $986,000. This balance is reflected in the accrued interest and other assets line on the consolidated balance sheets. Total unfunded commitments related to the investments in qualified housing projects totaled $840,000 at December 31, 2016. The Company expects to fulfill these commitments during the year ending 2027.

During the year ending December 2016, the Company recognized amortization expense of $14,000, which was included within income tax expense on the consolidated statements of income.

Additionally, during the year ended December 31, 2016, the Company recognized tax credits and other benefits from its investment in affordable housing tax credits of $12,000.

NOTE 21 - PARENT ONLY CONDENSED FINANCIAL INFORMATION

December 31, 2016 and 2015

(Dollars in Thousands)	2016	2015
ASSETS
Cash and Cash Equivalents	$17,497	$8,852
Investment in Bank Subsidiary	209,727	149,300
Investment in Royal Asset Management (“RAM”)	6,125	5,851
Other Assets	1,455	106

Total Assets	$234,804	$164,109

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long Term Debt	49,383	—
Subordinated Debentures	3,334	—
Other Liabilities	8	(30)

Total Liabilities	52,725	(30)
Shareholders’ Equity:
Common Stock	142,651	141,873
Additional Paid-in Capital	8,417	7,706
Retained Earnings	31,278	14,753
Accumulated Other Comprehensive Income (Loss)	(267)	(193)

Total Shareholders’ Equity	182,079	164,139

Total Liabilities and Shareholders’ Equity	$234,804	$164,109

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 21 - PARENT ONLY CONDENSED FINANCIAL INFORMATION - Continued

CONDENSED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

Years Ended December 31, 2016, 2015 and 2014

(Dollars in Thousands)	2016	2015	2014
Interest Expense	$2,728	$—	$—
Noninterest Expense	123	298	117

Loss Before Equity in Undistributed Income of Subsidiaries	(2,851)	(298)	(117)
Equity in Undistributed Income of:
Royal Business Bank	20,483	12,310	10,037
Royal Asset Management	274	804	450

Income before Income Taxes	17,906	12,816	10,370
Income Tax Benefit	1,173	125	48

Net Income	19,079	12,941	10,418

Other Comprehensive Income (Loss)	(74)	(141)	238

Total Comprehensive Income	$19,005	$12,800	$10,656

CONDENSED STATEMENTS OF CASH FLOW

Years Ended December 31, 2016, 2015 and 2014

(Dollars in Thousands)	2016	2015	2014
Cash Flows from Operating Activities:
Net Income	$19,079	$12,941	$10,418
Provision for deferred income taxes	(1,172)	(125)	(49)
Undistributed Income of Subsidiaries	(20,757)	(13,114)	(10,487)
Change in Other Assets and Liabilities	29	135	(9)

	(2,821)	(163)	(127)
Cash Flows from Investment Activities:
Outlays for business acquisitions	(839)	—	—
Investment in Subsidiaries	(35,000)	5,000	(10,000)

	(35,839)	5,000	(10,000)
Cash Flows from Financing Activities:
Issuance of Subordinated Debentures, net of issuance costs	49,274	—	—
Dividends Paid	(2,554)	(3,114)	—
Issuance of Common Stock	585	470	1,645

	47,305	(2,644)	1,645

Increase (Decrease) in Cash and Cash Equivalents	8,645	2,193	(8,482)
Cash and Cash Equivalents Beginning of Year	8,852	6,659	15,141

Cash and Cash Equivalents End of Year	$17,497	$8,852	$6,659

RBB BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

NOTE 22 - SUBSEQUENT EVENTS

On January 18, 2017, the Company announced that the board of directors had declared a cash dividend of $0.30 per common share. The cash dividend is payable on February 28, 2017 to stockholders of record at the close of business on February 15, 2017 in the amount of $3,848,000.

We have evaluated events that have occurred subsequent to December 31, 2016 through March 22, 2017, and have concluded there are no subsequent events that would require recognition in the accompanying consolidated financial statements.

3,000,000 Shares

Common Stock

PROSPECTUS

Book-Running Managers

Sandler O’Neill + Partners, L.P.	Keefe, Bruyette & Woods	Stephens Inc.
A Stifel Company

Co-Manager

FIG Partners, LLC

                    , 2017

Through and including                 , 2017 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

Amount
SEC registration fee	$9,596.52
FINRA filing fee	12,920.00
NASDAQ listing fee	125,000.00
Legal fees and expenses	750,000.00
Accounting fees and expenses	70,000.00
Printing fees and expenses	260,000.00
Transfer agent and registrar fees and expenses	1,000.00
Miscellaneous	84,000.00

Total	$1,312,516.52

Item 14.	Indemnification of Directors and Officers.

Under Section 317 of the California Corporations Code, or the CGCL, a California corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was an agent of the corporation, against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, an California corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders, provided that no indemnification shall be made for any of the following (1) with respect to any claim, issue, or matter as to which such person has been adjudged to have been liable to the corporation in the performance of that person’s duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine; (2) of amounts paid in settling or otherwise disposing of a pending action without court approval; or (3) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

Section 317 of the CGCL also provides that, to the extent that an agent of a corporation has been successful on the merits in the defense of any proceeding referred to in either of the foregoing paragraphs or in defense of any claim, issue or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

Section 317 of the GCGL also provides that to the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to above or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

Except as provided in the paragraph above, any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth above, by any of the following: (1) a majority vote of a quorum consisting of directors who are not parties to such proceeding, (2) if such a quorum of directors is not obtainable, by independent legal counsel in a written opinion, (3) approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon, or (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

Our articles of incorporation provide that the liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. Our articles of incorporation and bylaws also provide that we are authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits of such excess indemnification set forth in Section 204 of the Corporations Code.

We have also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors may, in such capacities, incur. Section 317 of the GCGL provides that a California corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in any that capacity or arising out of the agent’s status as such whether or not the corporation would have the power to indemnify the agent against that liability under CGCL Section 317.

Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding unregistered securities that were sold by the Company within the past three years.

Long Term Debt Offering. On March 31, 2016, the Company entered into certain long term debt agreements and notes with accredited investors, pursuant to which the Company sold $50 million of Fixed-to-Floating Rate Subordinated Notes due March 31, 2026. The subordinated notes bear interest, payable semi-annually, at the rate of 6.5% per annum until March 31, 2021, and on that date, the interest rate will be adjusted to float at a rate equal to the three-month LIBOR rate plus 516 basis points (5.16%) until maturity. The subordinated notes were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering. FIG Partners, LLC served as the placement agents for the private placement.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on July 17, 2017.

RBB BANCORP

By:	/s/ Yee Phong (Alan) Thian
	Name:	Yee Phong (Alan) Thian
	Title:	Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yee Phong (Alan) Thian	Director (Chairman); Chief Executive Officer and President (principal executive officer)	July 17, 2017
Yee Phong (Alan) Thian

/s/ David Morris	Executive Vice President; Chief Financial Officer (principal financial and accounting officer)	July 17, 2017
David Morris

*	Director	July 17, 2017
Peter M. Chang

*	Director	July 17, 2017
Wendell Chen

*	Director	July 17, 2017
Pei-Chin (Peggy) Huang

*	Director	July 17, 2017
James W. Kao

*	Director	July 17, 2017
Ruey-Chyr Kao

*	Director	July 17, 2017
Chie-Min (Christopher) Koo

*	Director	July 17, 2017
Christopher Lin

*	Director	July 17, 2017
Ko-Yen Lin

Signature	Title	Date

*	Director	July 17, 2017
Paul Lin

*	Director	July 17, 2017
Feng (Richard) Lin

*	Director	July 17, 2017
Fui Ming (Catherine) Thian

*	Pursuant to a Power of Attorney contained in the Signature page to the Registration Statement on Form S-1 of RBB Bancorp filed on June 28, 2017

	By:	/s/	Yee Phong (Alan) Thian
Yee Phong (Alan) Thian Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement[1]

2.1	Agreement and Plan of Merger dated November 10, 2015 between TFC Holding Company, TomatoBank, RBB Bancorp and Royal Business Bank[1]

3.1	Articles of Incorporation of RBB Bancorp[1]

3.2	Bylaws of RBB Bancorp[1]

4.1	Specimen common stock certificate of RBB Bancorp[1]

The other instruments defining the rights of holders of the long-term debt securities of the Company and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.

5.1	Opinion of Loren P. Hansen, APC

10.1	Employment Agreement dated April 12, 2017 between RBB Bancorp, Royal Business Bank and Alan Thian1 2

10.2	Employment Agreement dated April 12, 2017 between RBB Bancorp, Royal Business Bank and David Morris1 2

10.3	Employment Agreement dated April 12, 2017 between RBB Bancorp, Royal Business Bank and Simon Pang1 2

10.4	RBB Bancorp 2010 Stock Option Plan1 2

10.5	Form of Stock Option Award under the RBB Bancorp 2010 Stock Option Plan1 2

10.6	RBB Bancorp 2017 Omnibus Stock Incentive Plan1 2

10.7	Form of Stock Option Award Terms under the RBB Bancorp 2017 Omnibus Stock Incentive Plan1 2

10.8	Form of Stock Appreciation Rights Award under the RBB Bancorp 2017 Omnibus Stock Incentive Plan1 2

10.9	Form of Deferred Stock Award Agreement under the RBB Bancorp 2017 Omnibus Stock Incentive Plan1 2

10.10	Form of Restricted Stock Award Agreement under the RBB Bancorp 2017 Omnibus Stock Incentive Plan1 2

10.11	Form of Performance Share Award Agreement under the RBB Bancorp 2017 Omnibus Stock Incentive Plan1 2

10.12	Form of Indemnification Agreements entered into with all of the directors and executive officers of RBB Bancorp1 2

10.13	Form of Indemnification Agreement entered into with all of the former directors and executive officers of TFC Holding Company1 2

21.1	Subsidiaries of RBB Bancorp[1]

23.1	Consent of Vavrinek Trine Day & Co., LLP

23.2	Consent of Loren P. Hansen, APC (included as part of Exhibit 5.1)

24.1	Power of Attorney[1]

1	Previously filed.
2	Indicates a management contract or compensatory plan.